As filed with the Securities and Exchange Commission on March 28, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LEAP WIRELESS INTERNATIONAL, INC.
CRICKET COMMUNICATIONS, INC.
SUBSIDIARY GUARANTORS LISTED ON SCHEDULES A AND B HERETO
(Exact names of registrants as specified in their charters)

Leap Wireless International, Inc. Cricket Communications, Inc. Delaware (State or other jurisdiction of incorporation or organization)	4812 (Primary Standard Industrial Classification Code Number)	Leap Wireless International, Inc. 33-0811062 Cricket Communications, Inc. 33-0879924 (I.R.S. Employer Identification Number)

10307 Pacific Center Court
San Diego, CA 92121
(858) 882-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Notice to:	Copies to:
Robert J. Irving, Jr., Esq.	Barry M. Clarkson, Esq.
Senior Vice President and General Counsel	Latham & Watkins LLP
Leap Wireless International, Inc.	12636 High Bluff Drive, Suite 400
10307 Pacific Center Court	San Diego, California 92130
San Diego, California 92121	(858) 523-5400
(858) 882-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed
		Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Share(1)	Offering Price	Fee(1)
9.375% Senior Notes due 2014	$350,000,000	100%	$350,000,000	$13,755
Guarantees of 9.375% Senior Notes due 2014	N/A	N/A	N/A	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933.

(2)	No additional registration fee is due for guarantees pursuant to Rule 457(n) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SCHEDULE A
SUBSIDIARY GUARANTORS

Name	Jurisdiction

Cricket Licensee (Reauction), Inc.	Delaware
Cricket Licensee I, Inc.	Delaware
Chasetel Real Estate Holding Company, Inc.	Tennessee
Cricket Alabama Property Company	Delaware
Cricket Arizona Property Company	Delaware
Cricket Arkansas Property Company	Delaware
Cricket California Property Company	Delaware
Cricket Colorado Property Company	Delaware
Cricket Florida Property Company	Delaware
Cricket Georgia Property Company, Inc.	Delaware
Cricket Idaho Property Company	Delaware
Cricket Illinois Property Company	Delaware
Cricket Indiana Property Company	Delaware
Cricket Kansas Property Company	Delaware
Cricket Kentucky Property Company	Delaware
Cricket Michigan Property Company	Delaware
Cricket Minnesota Property Company	Delaware
Cricket Mississippi Property Company	Delaware
Cricket Nebraska Property Company	Delaware
Cricket Nevada Property Company	Delaware
Cricket New Mexico Property Company	Delaware
Cricket New York Property Company, Inc.	Delaware
Cricket North Carolina Property Company	Delaware
Cricket Ohio Property Company	Delaware
Cricket Oklahoma Property Company	Delaware
Cricket Oregon Property Company	Delaware
Cricket Pennsylvania Property Company	Delaware
Cricket Texas Property Company	Delaware
Cricket Utah Property Company	Delaware
Cricket Washington Property Company	Delaware
Cricket Wisconsin Property Company	Delaware

SCHEDULE B
SUBSIDIARY GUARANTOR

Cricket Licensee 2007, LLC	Delaware

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state.

SUBJECT TO COMPLETION, DATED MARCH 28, 2008

PROSPECTUS

Cricket Communications, Inc.
Offer to exchange its 9.375% Senior Notes due 2014, which have been registered under the
Securities Act of 1933, for any and all of its outstanding 9.375% Senior Notes due 2014

The exchange offer and withdrawal rights will expire at 5:00 p.m.,
New York City time, on          , 2008, unless extended.

We are offering to exchange up to $350,000,000 aggregate principal amount of our new 9.375% Senior Notes due 2014, which have been registered under the Securities Act of 1933, referred to in this prospectus as the “new notes,” for any and all of our outstanding unregistered 9.375% Senior Notes due 2014, referred to in this prospectus as the “old notes.” We issued the old notes on June 6, 2007 in a transaction not requiring registration under the Securities Act. We are offering you new notes, with terms substantially identical to those of the old notes, in exchange for old notes in order to satisfy our registration obligations from that previous transaction. The new notes will be treated as a single class with the $750,000,000 aggregate principal amount of 9.375% Senior Notes due 2014 already outstanding, which we refer to as the “existing notes.” The old notes, the new notes and the existing notes are collectively referred to in this prospectus as the “notes.”

See “Risk Factors” starting on page 15 of this prospectus for a discussion of risks associated with the exchange of old notes for the new notes offered hereby.

We will exchange new notes for all old notes that are validly tendered and not withdrawn before expiration of the exchange offer. You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer. The exchange procedure is more fully described in “The Exchange Offer — Procedures for Tendering.” If you fail to tender your old notes, you will continue to hold unregistered notes that you will not be able to transfer freely.

The terms of the new notes are identical to the existing notes and are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. See “Description of New Notes” for more details on the terms of the new notes. We will not receive any proceeds from the exchange offer.

There is no established trading market for the new notes or the old notes. However, the new notes are expected to be eligible for trading in the PORTALsm Market of the National Association of Securities Dealers, Inc. The exchange of old notes for new notes should not be a taxable event for United States federal income tax purposes. See “Certain Federal Income Tax Considerations.” All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We are not asking you for a proxy and you are requested not to send us a proxy.

The date of this prospectus is          , 2008

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding old notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after such expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC. We may add, update or change in a prospectus supplement any information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the registration statement of which this prospectus is a part, together with the additional information described under “Where You Can Find More Information” before you make any investment decision.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to exchange old notes for new notes only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any actual exchange of old notes for new notes.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes offered hereby. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the new notes offered hereby, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed with the registration statement may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.leapwireless.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at such site.

This prospectus incorporates important business and financial information about the company that is not included in or delivered with the document. You may request a copy of this information and the filings we mention above, at no cost, by writing or telephoning us at Leap Wireless International, Inc., 10307 Pacific Center Court, San Diego, California 92121, telephone: (858) 882-6368, Attention: Secretary. You may also obtain copies of these filings, at no cost, by accessing our website at www.leapwireless.com; however, the information found on our website is not considered part of this prospectus. To obtain timely delivery of any copies of filings requested, please write or telephone no later than          , 2008, five days prior to the expiration of the exchange offer.

This exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, this prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current forecast of certain aspects of our future. You can identify most forward-looking statements by forward-looking words such as “believe,” “think,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus. Such statements are based on currently available operating, financial and competitive information and are subject to various risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated or implied in our forward-looking statements. Such risks, uncertainties and assumptions include, among other things:

•	our ability to attract and retain customers in an extremely competitive marketplace;

•	changes in economic conditions including interest rates, consumer credit conditions, unemployment and other macro-economic factors that could adversely affect the demand for the services we provide;

•	the impact of competitors’ initiatives;

•	our ability to successfully implement product offerings and execute effectively on our planned coverage expansion, launches of markets we acquired in the Federal Communications Commission’s, or FCC’s, auction for Advanced Wireless Services, or Auction #66, market trials and introduction of higher-speed data services and other strategic activities;

•	our ability to obtain roaming services from other carriers at cost-effective rates;

•	delays in our market expansion plans, including delays resulting from any difficulties in funding such expansion through our existing cash, cash generated from operations or additional capital, delays in the availability of handsets for the Advanced Wireless Services, or AWS, spectrum we acquired in Auction #66, or delays by existing U.S. government and other private sector wireless operations in clearing the AWS spectrum, some of which users are permitted to continue using the spectrum for several years;

•	our ability to attract, motivate and retain an experienced workforce;

•	our ability to comply with the covenants in our senior secured credit facilities, indenture and any future credit agreement, indenture or similar instrument;

•	failure of our network or information technology systems to perform according to expectations; and

•	other factors detailed in the section entitled “Risk Factors” commencing on page 15 of this prospectus.

All future written and oral forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this section or elsewhere in this prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, users of this prospectus are cautioned not to place undue reliance on the forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus and does not contain all the information that you should consider before exchanging your old notes for new notes. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes, before deciding to exchange your old notes for new notes. As used in this prospectus, the terms “we,” “our,” “ours” and “us” refer to Leap Wireless International, Inc., a Delaware corporation, and its wholly owned subsidiaries, including Cricket Communications, Inc., a Delaware corporation and the issuer of the notes, or Cricket, unless the context suggests otherwise. Unless otherwise specified, information relating to population, or POPs, is based on 2008 population estimates provided by Claritas Inc.

Overview of Our Business

We are a wireless communications carrier that offers digital wireless service in the U.S. under the “Cricket®” brand. Our Cricket service offers customers unlimited wireless service for a flat monthly rate without requiring a fixed-term contract or credit check. Cricket service is offered by Cricket, a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Wireless Operations, LLC, or LCW Operations, a designated entity under FCC regulations. Cricket owns an indirect 73.3% non-controlling interest in LCW Operations through a 73.3% non-controlling interest in LCW Wireless, LLC, or LCW Wireless. Cricket also owns an 82.5% non-controlling interest in Denali Spectrum, LLC, or Denali, which purchased a wireless license in Auction #66 covering the upper mid-west portion of the U.S. as a designated entity through its wholly owned subsidiary, Denali Spectrum License, LLC, or Denali License. We consolidate our interests in LCW Wireless and Denali in accordance with Financial Accounting Standards Board Interpretation No., or FIN, 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and we will absorb a majority of their expected losses.

At December 31, 2007, Cricket service was offered in 23 states and had approximately 2.9 million customers. As of December 31, 2007, we, LCW Wireless License, LLC, or LCW License (a wholly owned subsidiary of LCW Operations), and Denali License owned wireless licenses covering an aggregate of 186.5 million POPs (adjusted to eliminate duplication from overlapping licenses). The combined network footprint in our operating markets covered approximately 54 million POPs at the end of 2007, which includes new markets launched in 2007 and incremental POPs attributed to ongoing footprint expansion. The licenses we and Denali License purchased in Auction #66, together with the existing licenses we own, provide 20 MHz of coverage and the opportunity to offer enhanced data services in almost all markets in which we currently operate or are building out, assuming Denali License were to make available to us certain of its spectrum.

In addition to the approximately 54 million POPs we covered at the end of 2007 with our combined network footprint, we estimate that we and Denali License hold licenses in markets that cover up to approximately 85 million additional POPs that are suitable for Cricket service, and we and Denali License have already begun the build-out of some of our Auction #66 markets. We and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008, bringing total covered POPs to between 66 and 82 million by the end of 2008. We and Denali License may also develop some of the licenses covering these additional POPs through partnerships with others.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets.

We continue to seek additional opportunities to enhance our current market clusters and expand into new geographic markets by participating in FCC spectrum auctions, by acquiring spectrum and related assets from third parties, and/or by participating in new partnerships or joint ventures. We also expect to continue to look for opportunities to optimize the value of our spectrum portfolio. Because some of the licenses that we and Denali License hold include large regional areas covering both rural and metropolitan communities, we and Denali License may sell some of this spectrum and pursue the deployment of alternative products or services in portions of this spectrum.

Corporate Information

Leap was formed as a Delaware corporation in June 1998. Leap’s shares began trading publicly in September 1998, and we launched our innovative Cricket service in March 1999. In April 2003, we filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. On August 16, 2004, our plan of reorganization became effective and we emerged from Chapter 11 bankruptcy. On that date, a new board of directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock to two classes of creditors. On June 29, 2005, Leap became listed for trading on the NASDAQ National Market (now known as the NASDAQ Global Market) under the symbol “LEAP,” and our common stock currently trades on the NASDAQ Global Select Market, also under the symbol “LEAP.” Our principal executive offices are located at 10307 Pacific Center Court, San Diego, California 92121 and our telephone number at that address is (858) 882-6000. Our principal websites are located at www.leapwireless.com, www.mycricket.com and www.jumpmobile.com. The information contained in, or that can be accessed through, our websites is not part of this prospectus.

Leap is a U.S. registered trademark of Leap, and a trademark application for the Leap logo is pending. Cricket, Jump, the Cricket “K” and Flex Bucket are U.S. registered trademarks of Cricket. In addition, the following are trademarks or service marks of Cricket: BridgePay, Cricket By Week, Cricket Choice, Cricket Connect and Cricket Nation.

Organizational Structure

The following chart represents our current corporate organizational structure. None of LCW Wireless, Denali or their respective subsidiaries is a guarantor of the notes, or will be in the “Restricted Group” or is a “Subsidiary” under the indenture governing the notes. This chart excludes inactive subsidiaries of Leap that are not material for purposes of the exchange offer or otherwise.

(a)	Guarantor of the notes.

(b)	Of the remaining 26.7% interest, a 2.0% controlling interest is owned by WLPCS Management, LLC and a 24.7% interest is owned by CSM Wireless, LLC. Neither LCW Wireless nor any of its direct and indirect subsidiaries is in the “Restricted Group” or is a “Subsidiary” under the indenture governing the notes.

(c)	The remaining 17.5% controlling interest is owned by Denali Spectrum Manager, LLC. Neither Denali nor any of its direct and indirect subsidiaries is in the “Restricted Group” or is a “Subsidiary” under the indenture governing the notes.

(d)	Leap and all of the wholly owned domestic subsidiaries of Leap and Cricket are currently guarantors of, and are subject to the restrictive covenants under, Cricket’s senior secured credit facility. Leap and all of its subsidiaries that guarantee any indebtedness for money borrowed by Leap, Cricket or any subsidiary guarantor will be guarantors of the new notes and subject to the restrictive covenants under the indenture governing the new notes. None of LCW Wireless and its subsidiaries, or Denali and its subsidiaries, will be subject to the covenants under the indenture governing the new notes. See “Description of Notes.”

The Exchange Offer

On June 6, 2007, we completed the private offering of $350 million aggregate principal amount of 9.375% Senior Notes due 2014. As part of that offering, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes. Below is a summary of the exchange offer.

Old Notes	9.375% Senior Notes due 2014.

New Notes	Notes of the same series, the issuance of which has been registered under the Securities Act. The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights provisions relating to the old notes do not apply to the new notes. After payment of the unpaid additional interest that has accrued on the old notes, the additional interest provisions relating to the old notes will not apply to the new notes. The new notes will be treated as a single class with the $750 million aggregate principal amount of 9.375% Senior Notes due 2014 already outstanding, which we refer to as the existing notes. The terms of the new notes are identical to the terms of the existing notes. Because of the need to identify the new notes which may be entitled to receive accrued and unpaid additional interest after the completion of the exchange offer, the new notes will have a temporary CUSIP number different from that of the existing notes. Following the first interest payment date after the consummation of the exchange offer, after payment of the interest on the new notes (including any accrued and unpaid additional interest), the new notes will be reassigned the same CUSIP number as that of the existing notes without any further action on the part of the holders.

Terms of the Offer	We are offering to exchange a like amount of new notes for our old notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $350 million aggregate principal amount of old notes outstanding and $750 million aggregate principal amount of existing notes outstanding. We will issue new notes promptly after the expiration of the exchange offer.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on , 2008, unless extended.

Procedures for Tendering	To tender old notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in the letter and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender old notes pursuant to the exchange offer. See “The Exchange Offer — Procedures for Tendering.”

Letters of transmittal and certificates representing old notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender old notes and requests for information should be directed to the exchange agent. See “The Exchange Offer — Exchange Agent.”

Acceptance of Old Notes for Exchange; Issuance of New Notes	Subject to the conditions stated in “The Exchange Offer — Conditions to the Exchange Offer,” we will accept for exchange any and all old notes which are properly tendered in the exchange offer before the expiration time. The new notes will be delivered promptly after the expiration time.

Interest Payments on the New Notes	The new notes will bear interest from the most recent date through which interest has been paid on the old notes. If your old notes are accepted for exchange, then you will receive interest on the new notes (including any accrued but unpaid additional interest on the old notes) and not on the old notes.

Withdrawal Rights	You may withdraw your tender of old notes at any time before the expiration time.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the old notes. See “The Exchange Offer — Conditions to the Exchange Offer” for more information.

Resales of New Notes	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued by the SEC to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the new notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in a distribution of the new notes;

• you are not an “affiliate” of ours; and

• you are not a broker-dealer that acquired any of its old notes directly from us.

If you fail to satisfy any of the foregoing conditions, you will not be permitted to tender your old notes in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of your old notes unless such sale is made pursuant to an exemption from such requirements.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities

Act in connection with any offer to resell, resale or other transfer of the new notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. See “The Exchange Offer — Resales of New Notes.”

Exchange Agent	Wells Fargo Bank, N.A. is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of new notes in the exchange offer. We will pay all expenses incident to the exchange offer. See “Use of Proceeds” and “The Exchange Offer — Fees and Expenses.”

Certain Federal Income Tax Considerations

We believe that the exchange of your old notes for new notes to be issued in connection with the exchange offer should not result in any gain or loss to you for United States federal income tax purposes. See “Certain Federal Income Tax Considerations” on page 174.

Risk Factors

You should carefully consider the matters set forth under “Risk Factors” before you decide to tender your old notes pursuant to the exchange offer.

The New Notes

Issuer	Cricket Communications, Inc.

Securities	$350 million aggregate principal amount of 9.375% Senior Notes due 2014. The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights provisions relating to the old notes do not apply to the new notes. After payment of the unpaid additional interest that has accrued on the old notes, the additional interest provisions relating to the old notes will not apply to the new notes. The new notes will be treated as a single class with the $750 million aggregate principal amount of 9.375% Senior Notes due 2014 already outstanding, which we refer to as the existing notes. The terms of the new notes are identical to the terms of the existing notes. Because of the need to identify the new notes which may be entitled to receive accrued and unpaid additional interest after the completion of the exchange offer, the new notes will have a temporary CUSIP number different from that of the existing notes. Following the first interest payment date after the consummation of the exchange offer, after payment of the interest on the new notes (including any accrued and unpaid additional interest), the new notes will be reassigned the same CUSIP number as that of the existing notes without any further action on the part of the holders.

Maturity	November 1, 2014.

Interest	Annual rate: 9.375%. The new notes will pay interest semi-annually in cash in arrears on May 1 and November 1 of each year.

Guarantees	The new notes will be guaranteed on a senior unsecured basis by our parent, Leap Wireless International, Inc., and by each of our existing and future domestic subsidiaries that guarantees indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor.

Ranking	The new notes and the guarantees:

• will be our and the guarantors’ general senior unsecured obligations;

• will rank equally in right of payment with all of our and the guarantors’ existing and future unsubordinated indebtedness, including the $750 million aggregate principal amount of existing notes already outstanding;

• will be effectively junior to our and the guarantors’ existing and future secured obligations, including under our senior secured credit facility, to the extent of the value of the assets securing such obligations;

• will be effectively junior to future liabilities of our subsidiaries that are not guarantors and of the designated entities; and

• will be senior in right of payment to any of our and the guarantors’ future subordinated indebtedness.

As of December 31, 2007, we had $2,026.5 million of indebtedness outstanding (including the notes), $886.5 million of which was secured indebtedness under our senior secured credit facility, and no borrowings under our $200 million revolving credit facility.

Optional Redemption	The notes may be redeemed, in whole or in part, at any time on or after November 1, 2010, at the redemption prices described in this prospectus, plus accrued and unpaid interest. See “Description of New Notes — Optional Redemption.” Prior to November 1, 2010, we may redeem the new notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium, plus accrued and unpaid interest as described in “Description of New Notes — Optional Redemption.”

Prior to November 1, 2009, we may redeem up to 35% of the aggregate principal amount of the new notes with the net cash proceeds from specified equity offerings at a redemption price set forth in “Description of New Notes — Optional Redemption.” We may, however, only make these redemptions if at least 65% of the aggregate principal amount of the new notes issued under the indenture remains outstanding after the redemptions.

Change of Control	If a change of control occurs, each holder of new notes may require us to repurchase all of the holder’s notes at a purchase price equal to 101% of the principal amount of the new notes, plus accrued and unpaid interest. See “Description of New Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture governing the new notes, among other things, limits our ability to:

• incur additional indebtedness;

• create liens or other encumbrances;

• place limitations on distributions from restricted subsidiaries;

• pay dividends, make investments, prepay subordinated indebtedness or make other restricted payments;

• issue or sell capital stock of restricted subsidiaries;

• issue guarantees;

• sell or otherwise dispose of all or substantially all of our assets;

• enter into transactions with our affiliates; and

• make acquisitions or merge or consolidate with another entity.

The covenants are subject to a number of important qualifications and exceptions that are described in the section “Description of New Notes — Certain Covenants.”

Use of Proceeds	We will not receive proceeds from the issuance of the new notes offered hereby. In consideration for issuing the new notes in exchange for old notes as described in this prospectus, we will receive old notes of like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following tables summarize the financial data for our business, which are derived from our consolidated financial statements. For a more detailed explanation of our financial condition and operating results, you should read “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. References in these tables to “Predecessor Company” refer to Leap and its subsidiaries on or prior to July 31, 2004. References to “Successor Company” refer to Leap and its subsidiaries after July 31, 2004, after giving effect to the implementation of fresh-start reporting. The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of the plan of reorganization as well as the adjustments for fresh-start reporting.

	Predecessor Company		Successor Company
		Seven	Five
	Year	Months	Months
	Ended	Ended	Ended	Year Ended
	December 31,	July 31,	December 31,	December 31,
	2003	2004	2004	2005	2006	2007
	(In thousands, except per share data)

Statement of Operations Data:
Revenues:
Service revenues	$645,207	$405,850	$289,355	$768,916	$956,365	$1,395,667
Equipment revenues	107,730	86,906	61,492	188,855	210,822	235,136

Total revenues	752,937	492,756	350,847	957,771	1,167,187	1,630,803

Operating expenses:
Cost of service (exclusive of items shown separately below)	(199,987)	(114,628)	(80,286)	(203,548)	(264,162)	(348,128)
Cost of equipment	(172,235)	(101,441)	(85,460)	(230,520)	(310,834)	(405,997)
Selling and marketing	(86,223)	(51,997)	(39,938)	(100,042)	(159,257)	(206,213)
General and administrative	(162,378)	(81,514)	(57,110)	(159,741)	(196,604)	(271,536)
Depreciation and amortization	(302,424)	(178,120)	(75,324)	(195,462)	(226,747)	(302,201)
Impairment of assets	(171,140)	—	—	(12,043)	(7,912)	(1,368)
Loss on disposal of property and equipment	(24,054)	—	—	—	—	—

Total operating expenses	(1,118,441)	(527,700)	(338,118)	(901,356)	(1,165,516)	(1,571,443)
Gain on sale or disposal of assets	4,589	532	—	14,587	22,054	902

Operating income (loss)	(360,915)	(34,412)	12,729	71,002	23,725	60,262
Minority interests in consolidated subsidiaries	—	—	—	(31)	1,493	1,817
Equity in net loss of investee	—	—	—	—	—	(2,309)
Interest income	780	—	1,812	9,957	23,063	28,939
Interest expense	(83,371)	(4,195)	(16,594)	(30,051)	(61,334)	(121,231)
Other income (expense), net	(176)	(293)	(117)	1,423	(2,650)	(6,039)

Income (loss) before reorganization items, income taxes and cumulative effect of change in accounting principle	(443,682)	(38,900)	(2,170)	52,300	(15,703)	(38,561)
Reorganization items, net	(146,242)	962,444	—	—	—	—

Income (loss) before income taxes and cumulative effect of change in accounting principle	(589,924)	923,544	(2,170)	52,300	(15,703)	(38,561)
Income tax expense	(8,052)	(4,166)	(3,930)	(21,615)	(9,277)	(37,366)

Income (loss) before cumulative effect of change in accounting principle	(597,976)	919,378	(6,100)	30,685	(24,980)	(75,927)
Cumulative effect of change in accounting principle	—	—	—	—	623	—

Net income (loss)	$(597,976)	$919,378	$(6,100)	$30,685	$(24,357)	$(75,927)

Basic earnings (loss) per share(1):
Earnings (loss) before cumulative effect of change in accounting principle	$(10.20)	$15.68	$(0.10)	$0.51	$(0.41)	$(1.13)
Cumulative effect of change in accounting principle	—	—	—	—	0.01	—

Basic earnings (loss) per share	$(10.20)	$15.68	$(0.10)	$0.51	$(0.40)	$(1.13)

Diluted earnings (loss) per share(1):
Earnings (loss) before cumulative effect of change in accounting principle	$(10.20)	$15.68	$(0.10)	$0.50	$(0.41)	$(1.13)
Cumulative effect of change in accounting principle	—	—	—	—	0.01	—

Diluted earnings (loss) per share	$(10.20)	$15.68	$(0.10)	$0.50	$(0.40)	$(1.13)

Shares used in per share calculations(1):
Basic	58,604	58,623	60,000	60,135	61,645	67,100

Diluted	58,604	58,623	60,000	61,003	61,645	67,100

	Predecessor
	Company	Successor Company
	As of December 31,
	2003	2004	2005	2006	2007
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$84,070	$141,141	$293,073	$372,812	$433,337
Working capital (deficit)(2)	(2,255,349)	150,868	245,366	185,191	380,384
Restricted cash, cash equivalents and short-term investments(3)	55,954	31,427	13,759	13,581	15,550
Total assets	1,756,843	2,213,312	2,499,946	4,084,947	4,432,998
Capital leases	—	—	—	—	61,538
Long-term debt(2)	—	371,355	588,333	1,676,500	2,033,902
Total stockholders’ equity (deficit)	(893,895)	1,472,347	1,517,601	1,771,793	1,724,322

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006	2007	2007	2007	2007

Operating Data:
Number of subscribers at end of period(4)	1,778,704	1,836,390	1,967,369	2,229,826	2,548,172	2,674,963	2,711,447	2,863,519
Net customer additions(5)	110,409	57,683	161,688	262,457	318,346	126,791	36,484	152,072
ARPU(6)	$42.31	$42.30	$42.87	$43.63	$44.81	$44.75	$44.51	$45.57
CPGA(7)	$128	$195	$176	$179	$166	$182	$199	$178
CCU(8)	$19.86	$19.51	$21.05	$20.32	$21.27	$19.87	$21.24	$21.00
Churn(9)	3.3%	3.6%	4.3%	4.1%	3.4%	4.3%	5.2%	4.2%

	Predecessor Company			Successor Company
		Seven		Five
	Year	Months		Months
	Ended	Ended		Ended
	December 31,	July 31,		December 31,	Year Ended December 31,
	2003	2004		2004	2005		2006	2007
	(In thousands, except for ratios)

Other Financial Data:
Adjusted OIBDA(10)	$108,303	$142,339		$88,053	$276,399		$256,055	$392,268
Adjusted OIBDA margin(11)	17%	35%		30%	36%		27%	28%
Capital expenditures	$37,488	$34,456		$49,043	$208,808		$591,295	$504,770
Statement of Cash Flow data:
Net cash provided by operating activities	$44,433	$120,623		$69,752	$308,280		$289,871	$316,181
Net cash used in investing activities	$(56,531)	$(50,299)		$(46,278)	$(332,112)		$(1,550,624)	$(622,728)
Net cash provided by (used in) financing activities	$(4,692)	$—		$(36,727)	$175,764		$1,340,492	$367,072
Ratio of earnings to fixed charges(12)	—	63.6	x	—	1.7	x	—	—

(1)	Refer to Notes 2 and 5 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of basic and diluted earnings (loss) per common share.

(2)	We have presented the principal and interest balances related to our outstanding debt obligations as current liabilities in the consolidated balance sheet as of December 31, 2003 as a result of the then existing defaults under the underlying agreements.

(3)	Restricted cash consists of cash held in reserve by Leap and funds set aside or pledged by Cricket to satisfy payments and administrative and priority claims against us following our emergence from Chapter 11 bankruptcy in August 2004, and cash restricted for other purposes.

(4)	Includes subscribers and net customer additions for the Cricket and Jump Mobile® services offered by Cricket and, commencing in the three months ended March 31, 2006, by Alaska Native Broadband 1 License, LLC (which entity was merged into Cricket on December 31, 2007), and, commencing in the three months ended September 30, 2006, by LCW Operations.

(5)	Net customer additions for the three months ended September 30, 2005 exclude the effect of the transfer of approximately 19,000 customers as a result of the closing of the sale of our operating markets in Michigan in August 2005. Net customer additions for the three months ended September 30, 2006 exclude the effect of the transfer of approximately 31,000 customers as a result of the closing of the sale of our operating markets in Sandusky and Toledo, Ohio in July 2006.

(6)	ARPU is service revenue divided by the weighted-average number of customers, divided by the number of months during the period being measured. Management uses ARPU to identify average revenue per customer, to track changes in average customer revenues over time, to help evaluate how changes in our business, including changes in our service offerings and fees, affect average revenue per customer, and to forecast future service revenue. In addition, ARPU provides management with a useful measure to compare our subscriber revenue to that of other wireless communications providers. We do not recognize service revenue until payment has been received and services have been provided to the customer. In addition, customers are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Therefore, because our calculation of weighted-average number of customers includes customers who have not paid their last bill and have yet to disconnect service, ARPU may appear lower during periods in which we have significant disconnect activity. We believe investors use ARPU primarily as a tool to track changes in our average revenue per customer and to compare our per customer service revenues to those of other wireless communications providers. Other companies may calculate this measure differently.

(7)	CPGA is selling and marketing costs (excluding applicable share-based compensation expense included in selling and marketing expense), and equipment subsidy (generally defined as cost of equipment less equipment revenue), less the net loss on equipment transactions unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. The net loss on equipment transactions unrelated to initial customer acquisition includes the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition. Management uses CPGA to measure the efficiency of our customer acquisition efforts, to track changes in our average cost of acquiring new subscribers over time, and to help evaluate how changes in our sales and distribution strategies affect the cost-efficiency of our customer acquisition efforts. In addition, CPGA provides management with a useful measure to compare our per customer acquisition costs with those of other wireless communications providers. We believe investors use CPGA primarily as a tool to track changes in our average cost of acquiring new customers and to compare our per customer acquisition costs to those of other wireless communications providers. Other companies may calculate this measure differently. See “Reconciliation of Non-GAAP Financial Measures” below.

(8)	CCU is cost of service and general and administrative costs (excluding applicable share-based compensation expense included in cost of service and general and administrative expense) plus net loss on equipment transactions unrelated to initial customer acquisition (which includes the gain or loss on the sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers)), divided by the weighted-average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense. Management uses CCU as a tool to evaluate the non-selling cash expenses associated with ongoing business operations on a per customer basis, to track changes in these non-selling cash costs over time, and to help evaluate how changes in our business operations affect non-selling cash costs per customer. In addition, CCU provides management with a useful measure to compare our non-selling cash costs per customer with those of other wireless communications providers. We believe investors use CCU primarily as a tool to track changes in our non-selling cash costs over time and to compare our non-selling cash costs to those of other wireless communications providers. Other companies may calculate this measure differently. See “Reconciliation of Non-GAAP Financial Measures” below.

(9)	Churn, which measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted-average number of customers divided by the number of months during the period being measured. Customers who do not pay their first monthly bill are deducted from our gross customer additions in the month that they are disconnected; as a result, these customers are not included in churn. In addition, customers are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Beginning during the quarter ended June 30, 2007, pay-in-advance customers who ask to terminate their service are disconnected when their paid service period ends, whereas previously these customers were generally disconnected on the date of their request to terminate service. Management uses churn to measure our retention of customers, to measure changes in customer retention over time, and to help evaluate how changes in our business affect customer retention. In addition, churn provides management with a useful measure to compare our customer turnover activity to that of other wireless communications providers. We believe investors use churn primarily as a tool to track changes in our customer retention over time and to compare our customer retention to that of other wireless communications providers. Other companies may calculate this measure differently.

(10)	Adjusted OIBDA is defined as operating income (loss) less depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale/disposal of assets; impairment of assets; and share-based compensation expense (benefit). Adjusted OIBDA is a non-GAAP financial measure. Adjusted OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity.

In a capital-intensive industry such as wireless telecommunications, management believes that adjusted OIBDA, as well as the associated percentage margin calculation, is a meaningful measure of our operating performance. We use adjusted OIBDA as a supplemental performance measure because management believes it facilitates comparisons of our operating performance from period to period and comparisons of our operating performance to that of other companies by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation expenses) as well as the items described above for which additional adjustments were made. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Because adjusted OIBDA facilitates internal comparisons of our historical operating performance, management also uses this metric for business planning purposes and to measure our performance relative to that of our competitors. In addition, we believe that adjusted OIBDA and similar measures are widely used by investors, financial analysts and credit rating agencies as measures of our financial performance over time and to compare our financial performance with that of other companies in our industry.

Adjusted OIBDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

• it does not reflect capital expenditures;

• although it does not include depreciation and amortization, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted OIBDA does not reflect cash requirements for such replacements;

• it does not reflect costs associated with share-based awards exchanged for employee services;

• it does not reflect the interest expense necessary to service interest or principal payments on current or future indebtedness;

• it does not reflect expenses incurred for the payment of income taxes and other taxes; and

• other companies, including companies in our industry, may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Management understands these limitations and considers adjusted OIBDA as a financial performance measure that supplements but does not replace the information provided to management by our GAAP results. See “Reconciliation of Non-GAAP Financial Measures” below.

(11)	Adjusted OIBDA margin is calculated by dividing adjusted OIBDA by service revenues. See “Reconciliation of Non-GAAP Financial Measures” below.

(12)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, cumulative effect of change in accounting principle, minority interests in consolidated subsidiaries and equity in net loss of investee plus fixed charges and capitalized interest, net. “Fixed charges” consist of interest expense, whether expensed or capitalized, and the interest portion of rental expense inherent in our operating leases. The portion of total rental expense that represents the interest factor is estimated to be

33%. Our earnings were inadequate to cover fixed charges for the years ended December 31, 2007 and 2006 by $80,880 and $33,057, respectively, for the five months ended December 31, 2004 by $2,170, and for the year ended December 31, 2003 by $587,233.

Reconciliation of Non-GAAP Financial Measures

We utilize certain financial measures, as described above, that are not calculated based on GAAP. Certain of these financial measures are considered “non-GAAP” financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.

CPGA — The following table reconciles total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA (in thousands, except gross customer additions and CPGA):

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2006	2006	2006	2006	2007	2007	2007	2007

Selling and marketing expense	$29,102	$35,942	$42,948	$51,265	$48,769	$47,011	$54,265	$56,168
Less share-based compensation expense included in selling and marketing expense	(327)	(473)	(637)	(533)	(1,001)	(560)	(843)	(926)
Plus cost of equipment	71,977	65,396	83,457	90,004	122,665	90,818	97,218	95,296
Less equipment revenue	(63,765)	(50,299)	(52,712)	(44,046)	(71,734)	(50,661)	(55,161)	(57,580)
Less net loss on equipment transactions unrelated to initial customer acquisition	(1,247)	(1,139)	(1,822)	(3,988)	(4,762)	(2,591)	(5,747)	(4,766)

Total costs used in the calculation of CPGA	$35,740	$49,427	$71,234	$92,702	$93,937	$84,017	$89,732	$88,192
Gross customer additions	278,370	253,033	405,178	519,229	565,055	462,434	450,954	496,061

CPGA	$128	$195	$176	$179	$166	$182	$199	$178

CCU — The following table reconciles total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU (in thousands, except weighted-average number of customers and CCU):

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2006	2006	2006	2006	2007	2007	2007	2007

Cost of service	$56,210	$61,255	$71,575	$75,122	$90,440	$90,559	$100,907	$102,222
Plus general and administrative expense	49,090	46,576	49,116	51,822	65,234	66,407	68,686	71,209
Less share-based compensation expense included in cost of service and general and administrative expense	(4,165)	(4,215)	(4,426)	(4,949)	(7,742)	(5,335)	(6,231)	(6,701)
Plus net loss on equipment transactions unrelated to initial customer acquisition	1,247	1,139	1,822	3,988	4,762	2,591	5,747	4,766

Total costs used in the calculation of CCU	$102,382	$104,755	$118,087	$125,983	$152,694	$154,222	$169,109	$171,496
Weighted-average number of customers	1,718,349	1,790,232	1,870,204	2,067,122	2,393,161	2,586,900	2,654,555	2,722,631

CCU	$19.86	$19.51	$21.05	$20.32	$21.27	$19.87	$21.24	$21.00

Adjusted OIBDA — The following table reconciles adjusted OIBDA to operating income (loss), which we consider to be the most directly comparable GAAP financial measure to adjusted OIBDA (unaudited; in thousands):

	Predecessor Company		Successor Company
		Seven	Five
	Year	Months	Months
	Ended	Ended	Ended	Year Ended
	December 31,	July 31,	December 31,	December 31,
	2003	2004	2004	2005	2006	2007

Operating income (loss)	$(360,915)	$(34,412)	$12,729	$71,002	$23,725	$60,262
Plus depreciation and amortization	302,424	178,120	75,324	195,462	226,747	302,201

OIBDA	$(58,491)	$143,708	$88,053	$266,464	$250,472	$362,463
Less gain on sale or disposal of assets	(4,589)	(532)	—	(14,587)	(22,054)	(902)
Plus impairment of assets	171,140	—	—	12,043	7,912	1,368
Plus share-based compensation expense (benefit)	243	(837)	—	12,479	19,725	29,339

Adjusted OIBDA	$108,303	$142,339	$88,053	$276,399	$256,055	$392,268
Divided by service revenues	$645,207	$405,850	$289,355	$768,916	$956,365	$1,395,667
Adjusted OIBDA margin	17%	35%	30%	36%	27%	28%

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, before exchanging your old notes for new notes pursuant to this prospectus. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business and Industry

We Have Experienced Net Losses, and We May Not Be Profitable in the Future.

We experienced net losses of $75.9 million for the year ended December 31, 2007, $24.4 million for the year ended December 31, 2006, $6.1 million and $43.1 million (excluding reorganization items, net) for the five months ended December 31, 2004 and the seven months ended July 31, 2004, respectively, $597.4 million for the year ended December 31, 2003 and $664.8 million for the year ended December 31, 2002. Although we had net income of $30.7 million for the year ended December 31, 2005, we may not generate profits in the future on a consistent basis, or at all. Our strategic objectives depend, in part, on our ability to build out and launch networks associated with newly acquired FCC licenses, including the licenses that we and Denali License acquired in Auction #66, and we will experience higher operating expenses as we build out and after we launch our service in these new markets. If we fail to achieve consistent profitability, that failure could have a negative effect on our financial condition.

We May Not Be Successful in Increasing Our Customer Base Which Would Negatively Affect Our Business Plans and Financial Outlook.

Our growth on a quarter-by-quarter basis has varied substantially in the past. We believe that this uneven growth generally reflects seasonal trends in customer activity, promotional activity, competition in the wireless telecommunications market, our pace of new market launches, and varying national economic conditions. Our current business plans assume that we will increase our customer base over time, providing us with increased economies of scale. If we are unable to attract and retain a growing customer base, our current business plans and financial outlook may be harmed.

Our Business Could Be Adversely Affected By General Economic Conditions; If We Experience Low Rates of Customer Acquisition or High Rates of Customer Turnover, Our Ability to Become Profitable Will Decrease.

Our business could be adversely affected in a number of ways by general economic conditions, including interest rates, consumer credit conditions, unemployment and other macro-economic factors. Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broader customer base than that served by many other wireless providers. As a result, during economic downturns or during periods of high gasoline prices, we may have greater difficulty in gaining new customers within this base for our services and some of our existing customers may be more likely to terminate service due to an inability to pay than the average industry customer. Recent disruptions in the sub-prime mortgage market may also affect our ability to gain new customers or the ability of our existing customers to pay for their service. In addition, our rate of customer acquisition and customer turnover may be affected by other factors, including the size of our calling areas, network performance and reliability issues, our handset or service offerings (including the ability of customers to cost-effectively roam onto other wireless networks), customer care concerns, phone number portability, higher deactivation rates among less-tenured customers we gained as a result of our new market launches, and other competitive factors. We have also experienced an increasing trend of current customers upgrading their handset by buying a new phone, activating a new line of service, and letting their existing service lapse, which trend has resulted in a higher churn rate as these customers are counted as having disconnected service but have actually been retained. Our strategies to acquire new customers and address customer turnover may not be successful. A high rate of customer turnover or low rate of new customer acquisition would reduce revenues and increase the total marketing expenditures required to attract the minimum number of customers required to sustain our business plan which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We Have Made Significant Investment, and Will Continue to Invest, in Joint Ventures That We Do Not Control.

In July 2006, we acquired a 72% non-controlling interest in LCW Wireless, which was awarded a wireless license for the Portland, Oregon market in Auction #58 and to which we contributed, among other things, two wireless licenses in Eugene and Salem, Oregon and related operating assets. In December 2006, we completed the replacement of certain network equipment of a subsidiary of LCW Wireless and, as a result, we now own a 73.3% non-controlling membership interest in LCW Wireless. In July 2006, we acquired an 82.5% non-controlling interest in Denali, an entity which participated in Auction #66. LCW Wireless and Denali acquired their wireless licenses as “very small business” designated entities under FCC regulations. Our participation in these joint ventures is structured as a non-controlling interest in order to comply with FCC rules and regulations. We have agreements with our joint venture partners in LCW Wireless and Denali, and we plan to have similar agreements in connection with any future designated entity joint venture arrangements we may enter into, which are intended to allow us to actively participate to a limited extent in the development of the business through the joint venture. However, these agreements do not provide us with control over the business strategy, financial goals, build-out plans or other operational aspects of any such joint venture. The FCC’s rules restrict our ability to acquire controlling interests in such entities during the period that such entities must maintain their eligibility as a designated entity, as defined by the FCC. The entities or persons that control the joint ventures may have interests and goals that are inconsistent or different from ours which could result in the joint venture taking actions that negatively impact our business or financial condition. In addition, if any of the other members of a joint venture files for bankruptcy or otherwise fails to perform its obligations or does not manage the joint venture effectively, we may lose our equity investment in, and any present or future opportunity to acquire the assets (including wireless licenses) of, such entity.

The FCC recently implemented rule changes aimed at addressing alleged abuses of its designated entity program, affirmed these changes on reconsideration and sought comment on further rule changes. In that proceeding, the FCC re-affirmed its goals of ensuring that only legitimate small businesses reap the benefits of the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business qualification tests. While we do not believe that the FCC’s recent rule changes materially affect our current joint ventures with LCW Wireless and Denali, the scope and applicability of these rule changes to such current designated entity structures remain in flux, and parties have already sought further reconsideration or judicial review of these rule changes. In addition, we cannot predict how further rule changes or increased regulatory scrutiny by the FCC flowing from this proceeding will affect our current or future business ventures with designated entities or our participation with such entities in future FCC spectrum auctions.

We Face Increasing Competition Which Could Have a Material Adverse Effect on Demand for the Cricket Service.

The telecommunications industry is very competitive. In general, we compete with national facilities-based wireless providers and their prepaid affiliates or brands, local and regional carriers, non-facilities-based mobile virtual network operators, or MVNOs, voice-over-internet-protocol, or VoIP, service providers and traditional landline service providers.

Many of these competitors often have greater name and brand recognition, access to greater amounts of capital and established relationships with a larger base of current and potential customers. Because of their size and bargaining power, our larger competitors may be able to purchase equipment, supplies and services at lower prices than we can. Prior to the launch of a large market in 2006, disruptions by a competitor interfered with our indirect dealer relationships, reducing the number of dealers offering Cricket service during the initial weeks of launch. In addition, some of our competitors are able to offer their customers roaming services at lower rates. As consolidation in the industry creates even larger competitors, any purchasing advantages our competitors have, as well as their bargaining power as wholesale providers of roaming services, may increase. For example, in connection with the offering of our nationwide roaming service, we have encountered problems with certain large wireless carriers in negotiating terms for roaming arrangements that we believe are reasonable, and we believe that consolidation has contributed significantly to such carriers’ control over the terms and conditions of wholesale roaming services.

These competitors may also offer potential customers more features and options in their service plans than those currently provided by Cricket, as well as new technologies and/or alternative delivery plans.

Some of our competitors offer rate plans substantially similar to Cricket’s service plans or products that customers may perceive to be similar to Cricket’s service plans in markets in which we offer wireless service. For example, AT&T, Sprint Nextel, T-Mobile and Verizon Wireless have each recently announced flat-rate unlimited service offerings. In addition, Sprint Nextel offers a flat-rate unlimited service offering under its Boost Unlimited brand, which is very similar to the Cricket service. Sprint Nextel has expanded and may further expand its Boost Unlimited service offering into certain markets in which we provide service and could further expand service into other markets in which we provide service or in which we plan to expand, and this service offering may present additional strong competition in markets in which our offerings overlap. The competitive pressures of the wireless telecommunications market have also caused other carriers to offer service plans with unlimited service offerings or large bundles of minutes of use at low prices, which are competing with the predictable and unlimited Cricket calling plans. Some competitors also offer prepaid wireless plans that are being advertised heavily to demographic segments in our current markets and in markets in which we may expand that are strongly represented in Cricket’s customer base. For example, T-Mobile has introduced a FlexPay plan which permits customers to pay in advance for its post-pay plans and avoid overage charges, and an internet-based service upgrade which permits wireless customers to make unlimited local and long-distance calls from their home phone in place of a traditional landline phone service. These competitive offerings could adversely affect our ability to maintain our pricing and increase or maintain our market penetration and may have a material adverse effect on our financial results.

We may also face additional competition from new entrants in the wireless marketplace, many of whom may have significantly more resources than we do. The FCC is pursuing policies designed to increase the number of wireless licenses and spectrum available for the provision of wireless voice and data services in each of our markets. For example, the FCC has adopted rules that allow the partitioning, disaggregation or leasing of PCS and other wireless licenses, and continues to allocate and auction additional spectrum that can be used for wireless services, which may increase the number of our competitors. The FCC has also in recent years allowed satellite operators to use portions of their spectrum for ancillary terrestrial use, and recently permitted the offering of broadband services over power lines. In addition, the auction and licensing of new spectrum, including the 700 MHz band licenses recently auctioned by the FCC, may result in new competitors and/or allow existing competitors to acquire additional spectrum, which could allow them to offer services that we may not technologically or cost effectively be able to offer with the licenses we hold or to which we have access.

Our ability to remain competitive will depend, in part, on our ability to anticipate and respond to various competitive factors and to keep our costs low.

Recent Disruptions in the Financial Markets Could Affect Our Ability to Obtain Debt or Equity
Financing On Reasonable Terms (or At All), and Have Other Adverse Effects On Us.

We may wish to raise significant capital to finance business expansion activities and our ability to raise debt or equity capital in the public or private markets could be impaired by various factors. For example, U.S. credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing indebtedness on favorable terms (or at all). These events in the credit markets have also had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. If we require additional capital to fund or accelerate the pace of any of our business expansion efforts or other strategic activities and were unable to obtain such capital on terms that we found acceptable or at all, we would likely reduce our investments in expansion activities or slow the pace of expansion activities as necessary to match our capital requirements to our available liquidity. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our financial results. In addition, we maintain investments in commercial paper and other short-term investments, and any volatility or uncertainty in the financial markets could result in losses from a decline in the value of those investments.

We May Be Unable to Obtain the Roaming Services We Need From Other Carriers to Remain Competitive.

We believe that our customers prefer that we offer roaming services that allow them to make calls automatically when they are outside of their Cricket service area. Many of our competitors have regional or national networks which enable them to offer automatic roaming services to their subscribers at a lower cost than we can offer. We do not have a national network, and we must pay fees to other carriers who provide roaming services to us. We currently have roaming agreements with several other carriers which allow our customers to roam on those carriers’ networks. However, these roaming agreements generally cover voice but not data services and some of these agreements may be terminated on relatively short notice. In addition, we believe that the rates charged to us by some of these carriers are higher than the rates they charge to certain other roaming partners.

The FCC recently adopted a report and order clarifying that commercial mobile radio service providers are required to provide automatic roaming for voice services on just, reasonable and non-discriminatory terms. The FCC order, however, does not address roaming for data services nor does it provide or mandate any specific mechanism for determining the reasonableness of roaming rates for voice services, and so our ability to obtain roaming services from other carriers at attractive rates remains uncertain. In addition, the FCC order indicates that a host carrier is not required to provide roaming services to another carrier in areas in which that other carrier holds wireless licenses or usage rights that could be used to provide wireless services. Because we and Denali License hold a significant number of spectrum licenses for markets in which service has not yet been launched, we believe that this “in-market” roaming restriction could significantly and adversely affect our ability to receive roaming services in areas where we hold licenses. We and other wireless carriers have filed a petition with the FCC, asking that it reconsider this in-market exception to its roaming order. However, we can provide no assurances as to whether the FCC will reconsider this exception or the timeframe in which it might do so.

In light of the current FCC order, we cannot provide assurances that we will be able to continue to provide roaming services for our customers across the nation or that we will be able to provide such services on a cost-effective basis. We may be unable to enter into or maintain roaming arrangements for voice services at reasonable rates, including in areas in which we hold wireless licenses or have usage rights but have not yet constructed wireless facilities, and we may be unable to secure roaming arrangements for our data services. Our inability to obtain these roaming services on a cost-effective basis may limit our ability to compete effectively for wireless customers, which may increase our churn and decrease our revenues, which could materially adversely affect our business, financial condition and results of operations.

We Have Restated Our Prior Consolidated Financial Statements, Which Has Led to Additional Risks and Uncertainties, Including Shareholder Litigation.

As discussed in Note 2 to our consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on December 26, 2007, we have restated our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 (including interim periods therein), for the period from August 1, 2004 to December 31, 2004, and for the period from January 1, 2004 to July 31, 2004. In addition, we have restated our condensed consolidated financial statements as of and for the quarterly periods ended June 30, 2007 and March 31, 2007. The determination to restate these consolidated financial statements and quarterly condensed consolidated financial statements was made by Leap’s Audit Committee upon management’s recommendation following the identification of errors related to (i) the timing of recognition of certain service revenues prior to or subsequent to the period in which they were earned, (ii) the recognition of service revenues for certain customers that voluntarily disconnected service, (iii) the classification of certain components of service revenues, equipment revenues and operating expenses and (iv) the determination of a tax valuation allowance during the second quarter of 2007.

As a result of these events, we have become subject to a number of additional risks and uncertainties, including substantial unanticipated costs for accounting and legal fees in connection with or related to the restatement. In particular, three shareholder derivative actions have been filed, and we have also recently been named in a number of alleged securities class action lawsuits. The plaintiffs in these lawsuits may make additional claims, expand existing claims and/or expand the time periods covered by the complaints. Other plaintiffs may bring additional actions with other claims, based on the restatement. We may incur substantial defense costs with respect to these claims, regardless of their outcome. Likewise, these claims might cause a diversion of our management’s time and attention. If we do not prevail in any such actions, we could be required to pay substantial damages or settlement costs.

Our Business and Stock Price May Be Adversely Affected If Our Internal Controls Are Not Effective.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures” of this prospectus, our chief executive officer, or CEO, and chief financial officer, or CFO, concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2007. Currently, our CEO, S. Douglas Hutcheson, is also serving as acting CFO. The material weakness we have identified in our internal control over financial reporting related to the design of controls over the preparation and review of the account reconciliations and analysis of revenues, cost of revenue and deferred revenues, and ineffective testing of changes made to our revenue and billing systems in connection with the introduction or modification of service offerings.

We have taken and are taking actions to remediate this material weakness. In addition, management has developed and presented to the Audit Committee a plan and timetable for the implementation of remediation measures (to the extent not already implemented), and the committee intends to monitor such implementation. We believe that these actions will remediate the control deficiencies we have identified and strengthen our internal control over financial reporting.

We previously reported that certain material weaknesses in our internal control over financial reporting existed at various times during the period from September 30, 2004 through September 30, 2007. These material weaknesses included excessive turnover and inadequate staffing levels in our accounting, financial reporting and tax departments, weaknesses in the preparation of our income tax provision, and weaknesses in our application of lease-related accounting principles, fresh-start reporting oversight, and account reconciliation procedures.

Although we believe we are taking appropriate actions to remediate the control deficiencies we have identified and to strengthen our internal control over financial reporting, we cannot assure you that we will not discover other material weaknesses in the future. The existence of one or more material weaknesses could result in errors in our financial statements, and substantial costs and resources may be required to rectify these or other internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of Leap’s common stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

Our Primary Business Strategy May Not Succeed in the Long Term.

A major element of our business strategy is to offer consumers service plans that allow unlimited calls from within a Cricket calling area for a flat monthly rate without entering into a fixed-term contract or passing a credit check. However, unlike national wireless carriers, we do not currently provide ubiquitous coverage across the U.S. or all major metropolitan centers, and instead have a smaller network footprint covering only the principal population centers of our various markets. This strategy may not prove to be successful in the long term. Some companies that have offered this type of service in the past have been unsuccessful. From time to time, we also evaluate our service offerings and the demands of our target customers and may modify, change, adjust or discontinue our service offerings or offer new services. We cannot assure you that these service offerings will be successful or prove to be profitable.

We Expect to Incur Substantial Costs in Connection With the Build-Out of Our New Markets, and Any Delays or Cost Increases in the Build-Out of Our New Markets Could Adversely Affect Our Business.

Our ability to achieve our strategic objectives will depend in part on the successful, timely and cost-effective build-out of the networks associated with newly acquired FCC licenses, including the licenses that we and Denali License acquired in Auction #66 and any licenses that we may acquire from third parties. Large-scale construction projects for the build-out of our new markets will require significant capital expenditures and may suffer cost overruns. In addition, we expect to incur higher operating expenses as our existing business grows and as we build out and after we launch service in new markets. Any such significant capital expenditures or increased operating expenses, including in connection with the build-out and launch of markets for the licenses that we and Denali License acquired in Auction #66, would decrease earnings, operating income before depreciation and amortization, or OIBDA, and free cash flow for the periods in which we incur such costs. If we are unable to fund the build-out of these new markets with our existing cash and our cash generated from operations, we may be required to raise additional equity capital or incur further indebtedness, which we cannot guarantee would be available to us on acceptable terms, or at all. In addition, the build-out of the networks may be delayed or adversely affected by a variety of factors, uncertainties and contingencies, such as natural disasters, difficulties in obtaining zoning permits or other regulatory approvals, our relationships with our joint venture partners, and the timely performance by third parties of their contractual obligations to construct portions of the networks.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. We and Denali License considered the estimated cost and time frame required to clear the spectrum which we and Denali License purchased in Auction #66 while placing bids in the auction. However, the actual cost of clearing the spectrum may exceed our estimated costs. Furthermore, delays in the provision of federal funds to relocate government users, or difficulties in negotiating with incumbent commercial licensees, may extend the date by which the auctioned spectrum can be cleared of existing operations, and thus may also delay the date on which we can launch commercial services using such licensed spectrum. In addition, certain existing government operations are using the spectrum for classified purposes. Although the government has agreed to clear that spectrum to allow the holders to utilize their AWS licenses in the affected areas, the government is only providing limited information to spectrum holders about these classified uses which creates additional uncertainty about the time at which such spectrum will be available for commercial use. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets, and as a result, could adversely affect our competitive position and results of operations.

Although our vendors have announced their intention to manufacture and supply handsets that operate in the AWS spectrum bands, these handsets are not yet commercially available. If handsets for the AWS spectrum do not become commercially available on a timely basis in the future by our suppliers, our proposed launches of new Auction #66 markets could be delayed, which would negatively impact our earnings and cash flows. Any significant increase in our expected capital expenditures in connection with the build-out and launch of Auction #66 licenses could negatively impact our earnings and free cash flow for those periods in which we incur such capital expenditures.

Any failure to complete the build-out of our new markets on budget or on time could delay the implementation of our clustering and strategic expansion strategies, and could have a material adverse effect on our results of operations and financial condition.

If We Are Unable to Manage Our Planned Growth, Our Operations Could Be Adversely Impacted.

We have experienced substantial growth in a relatively short period of time, and we expect to continue to experience growth in the future in our existing and new markets. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs and handset inventories, diligent management of our network infrastructure and its growth, increased spending associated with marketing activities and acquisition of new customers, the ability to attract and retain qualified management personnel and the training of new personnel. In addition, continued growth will eventually require the expansion of our billing, customer care and sales systems and platforms, which will require additional capital expenditures and may divert the time and attention of management personnel who oversee any such expansion. Furthermore, the implementation of any such systems or platforms, including the transition to such systems or platforms from our existing infrastructure, could result in unpredictable technological or other difficulties. Failure to successfully manage our expected growth and development, to enhance our processes and management systems or to timely and adequately resolve any such difficulties could have a material adverse effect on our business, financial condition and results of operations.

The Wireless Industry is Experiencing Rapid Technological Change, and We May Lose Customers If We Fail to Keep Up With These Changes.

The wireless communications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. In the future, competitors may seek to provide competing wireless telecommunications service through the use of developing technologies such as Wi-Fi, WiMax, and VoIP. The cost of implementing or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep up with these changes.

For example, we have expended substantial amount of capital to upgrade our network with CDMA2000® 1xEV-DO, or EvDO, technology to offer advanced data services. However, if such upgrades, technologies or services do not become commercially acceptable, our revenues and competitive position could be materially and adversely affected. We cannot assure you that there will be widespread demand for advanced data services or that this demand will develop at a level that will allow us to earn a reasonable return on our investment.

In addition, CDMA2000 infrastructure networks could become less popular in the future, which could raise the cost to us of equipment and handsets that use that technology relative to the cost of handsets and equipment that utilize other technologies.

The Loss of Key Personnel and Difficulty Attracting and Retaining Qualified Personnel Could Harm Our Business.

We believe our success depends heavily on the contributions of our employees and on attracting, motivating and retaining our officers and other management and technical personnel. We do not, however, generally provide employment contracts to our employees. If we are unable to attract and retain the qualified employees that we need, our business may be harmed.

We have experienced higher than normal employee turnover in the past, in part because of our bankruptcy, including turnover of individuals at the most senior management levels. In addition, our business is managed by a small number of key executive officers, including our CEO, S. Douglas Hutcheson. During September 2007, Amin Khalifa resigned as our executive vice president and CFO, and the board of directors appointed Mr. Hutcheson to serve as acting CFO until we find a successor to Mr. Khalifa. We may have difficulty attracting and retaining key personnel in future periods, particularly if we were to experience poor operating or financial performance. The loss of key individuals in the future may have a material adverse impact on our ability to effectively manage and operate our business.

Risks Associated With Wireless Handsets Could Pose Product Liability, Health and Safety Risks That Could Adversely Affect Our Business.

We do not manufacture handsets or other equipment sold by us and generally rely on our suppliers to provide us with safe equipment. Our suppliers are required by applicable law to manufacture their handsets to meet certain governmentally imposed safety criteria. However, even if the handsets we sell meet the regulatory safety criteria, we could be held liable with the equipment manufacturers and suppliers for any harm caused by products we sell if such products are later found to have design or manufacturing defects. We generally have indemnification agreements with the manufacturers who supply us with handsets to protect us from direct losses associated with product liability, but we cannot guarantee that we will be fully protected against all losses associated with a product that is found to be defective.

Media reports have suggested that the use of wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Certain class action lawsuits have been filed in the industry claiming damages for alleged health problems arising from the use of wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and other medical devices. The media has also reported incidents of handset battery malfunction, including reports of batteries that have overheated. Malfunctions have caused at least one major handset manufacturer to recall certain batteries used in its handsets, including batteries in a handset sold by Cricket and other wireless providers.

Concerns over radio frequency emissions and defective products may discourage the use of wireless handsets, which could decrease demand for our services. In addition, if one or more Cricket customers were harmed by a defective product provided to us by the manufacturer and subsequently sold in connection with our services, our ability to add and maintain customers for Cricket service could be materially adversely affected by negative public reactions.

There also are some safety risks associated with the use of wireless handsets while driving. Concerns over these safety risks and the effect of any legislation that has been and may be adopted in response to these risks could limit our ability to sell our wireless service.

We Rely Heavily on Third Parties to Provide Specialized Services; a Failure by Such Parties to Provide the Agreed Upon Services Could Materially Adversely Affect Our Business, Results of Operations and Financial Condition.

We depend heavily on suppliers and contractors with specialized expertise in order for us to efficiently operate our business. In the past, our suppliers, contractors and third-party retailers have not always performed at the levels we expect or at the levels required by their contracts. If key suppliers, contractors or third-party retailers fail to comply with their contracts, fail to meet our performance expectations or refuse or are unable to supply us in the future, our business could be severely disrupted. Generally, there are multiple sources for the types of products we purchase. However, some suppliers, including software suppliers, are the exclusive sources of their specific products. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could have a material adverse affect on our business, results of operations and financial condition.

System Failures Could Result in Higher Churn, Reduced Revenue and Increased Costs, and Could Harm Our Reputation.

Our technical infrastructure (including our network infrastructure and ancillary functions supporting our network such as service activation, billing and customer care) is vulnerable to damage or interruption from technology failures, power loss, floods, windstorms, fires, human error, terrorism, intentional wrongdoing, or similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause network service interruptions. In addition, we are in the process of upgrading some of our internal network systems, and we cannot assure you that we will not experience delays or interruptions while we transition our data and existing systems onto our new systems. Any failure in or interruption of systems that we or third parties maintain to support ancillary functions, such as billing, customer care and financial reporting, could materially impact our ability to timely and accurately record, process and report information important to our business. If any of the above events were to occur, we could experience higher churn, reduced revenues and increased costs, any of which could harm our reputation and have a material adverse effect on our business.

To accommodate expected growth in our business, management has been considering replacing our customer billing and activation system, which we license from a third party. The vendor who licenses the software to us and provides certain billing services to us has a contract with us through 2010. The vendor has developed a new billing product and has introduced that product in a limited number of markets operated by another wireless carrier. The vendor was working to adapt the new billing product for our use, but we are now unlikely to use this product because the vendor has announced that it intends to exit the billing business. The vendor is currently exploring alternative exit strategies, including selling its business to a third party. If the vendor or its successor does not provide us with an improved billing system in the future, we might choose to terminate our contract for convenience and purchase billing services from a different vendor if we believed it was necessary to do so to meet the requirements of our business. In such an event, we may owe substantial termination fees.

We May Not Be Successful in Protecting and Enforcing Our Intellectual Property Rights.

We rely on a combination of patent, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect our proprietary rights, all of which only offer limited protection. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. Despite our efforts, the steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. Moreover, others may independently develop processes and technologies that are competitive to ours. The enforcement of our intellectual property rights may depend on any legal actions that we undertake against such infringers being successful, but we cannot be sure that any such actions will be successful, even when our rights have been infringed.

We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, that any existing or future patents will be enforceable, or that the rights granted under any patent that may issue will provide competitive advantages to us. For example, see “Business — Legal Proceedings — Patent Litigation” for a description of our patent litigation with MetroPCS Communications, Inc., or MetroPCS, and other affiliated entities. We intend to vigorously defend against the matters brought by the MetroPCS entities. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable. If the MetroPCS entities were to prevail in any of these matters, it could have a material adverse effect on our business, financial condition and results of operations.

In addition to these outstanding matters, we cannot assure you that any trademark or service mark registrations will be issued with respect to pending or future applications or that any registered trademarks or service marks will be enforceable or provide adequate protection of our brands. Our inability to secure trademark or service mark protection with respect to our brands could have a material adverse effect on our business, financial condition and results of operations.

We and Our Suppliers May Be Subject to Claims of Infringement Regarding Telecommunications Technologies That Are Protected By Patents and Other Intellectual Property Rights.

Telecommunications technologies are protected by a wide array of patents and other intellectual property rights. As a result, third parties may assert infringement claims against us or our suppliers from time to time based on our or their general business operations, the equipment, software or services that we or they use or provide, or the specific operation of our wireless networks. For example, see “Business — Legal Proceedings — Patent Litigation” for a description of certain patent infringement lawsuits that have been brought against us.

We generally have indemnification agreements with the manufacturers, licensors and suppliers who provide us with the equipment, software and technology that we use in our business to protect us against possible infringement claims, but we cannot guarantee that we will be fully protected against all losses associated with infringement claims. Our suppliers may be subject to infringement claims that could prevent or make it more expensive for them to supply us with the products and services we require to run our business. For example, we purchase certain CDMA handsets that incorporate EvDO chipsets manufactured by Qualcomm Incorporated, or Qualcomm, which are the subject of patent infringement actions brought by Broadcom Corporation in separate proceedings before the United States International Trade Commission, or ITC, and the United States District Court for the Central District of California. Both the ITC and District Court have issued orders in their proceedings that prevent or limit Qualcomm’s ability, subject to various conditions and timelines, to sell, import or support the infringing chips, and restrict third parties from importing the handsets that incorporate the chips. Although these orders are currently on appeal and the ITC order is stayed as to certain third parties (including most of our handset suppliers), these patent infringement actions could have the effect of slowing or limiting our ability to introduce and offer EvDO handsets and devices to our customers. Moreover, we may be subject to claims that products, software and services provided by different vendors which we combine to offer our services may infringe the rights of third parties, and we may not have any indemnification from our vendors for these claims. Whether or not an infringement claim against us or a supplier was valid or successful, it could adversely affect our business by diverting management attention, involving us in costly and time-consuming litigation, requiring us to enter into royalty or licensing agreements (which may not be available on acceptable terms, or at all) or requiring us to redesign our business operations or systems to avoid claims of infringement. In addition, infringement claims against our suppliers could also require us to purchase products and services at higher prices or from different suppliers and could adversely affect our business by delaying our ability to offer certain products and services to our customers.

Regulation by Government Agencies May Increase Our Costs of Providing Service or Require Us to Change Our Services.

The FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection of wireless communications systems, as do some state and local regulatory agencies. We cannot assure you that the FCC or any state or local agencies having jurisdiction over our business will not adopt regulations or take other enforcement or other actions that would adversely affect our business, impose new costs or require changes in current or planned operations. For example, the FCC recently released an order implementing certain recommendations of an independent panel reviewing the impact of Hurricane Katrina on communications networks, which requires that wireless carriers provide emergency back-up power sources for their equipment and facilities, including up to 24 hours of emergency power for mobile switch offices and up to eight hours for cell site locations. In order for us to comply with the new requirements should they become effective, we may need to purchase additional equipment, obtain additional state and local permits, authorizations and approvals or incur additional operating expenses, and such costs could be material. In addition, state regulatory agencies are increasingly focused on the quality of service and support that wireless carriers provide to their customers and several agencies have proposed or enacted new and potentially burdensome regulations in this area.

In addition, we cannot assure you that the Communications Act of 1934, as amended, or the Communications Act, from which the FCC obtains its authority, will not be further amended in a manner that could be adverse to us. The FCC recently implemented rule changes and sought comment on further rule changes focused on addressing alleged abuses of its designated entity program, which gives certain categories of small businesses preferential treatment in FCC spectrum auctions based on size. In that proceeding, the FCC has re-affirmed its goals of ensuring that only legitimate small businesses benefit from the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business qualification tests. We cannot predict the degree to which rule changes or increased regulatory scrutiny that may follow from this proceeding will affect our current or future business ventures or our participation in future FCC spectrum auctions.

Our operations are subject to various other regulations, including those regulations promulgated by the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact our operations and costs of doing business. Because of our smaller size, governmental regulations and orders can significantly increase our costs and affect our competitive position compared to other larger telecommunications providers. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

If Call Volume Under Our Cricket Service Exceeds Our Expectations, Our Costs of Providing Service Could Increase, Which Could Have a Material Adverse Effect on Our Competitive Position.

Cricket customers generally use their handsets for an average of approximately 1,450 minutes per month, and some markets experience substantially higher call volumes. Our Cricket service plans bundle certain features, long distance and unlimited service in Cricket calling areas for a fixed monthly fee to more effectively compete with other telecommunications providers. If customers exceed expected usage, we could face capacity problems and our costs of providing the services could increase. Although we own less spectrum in many of our markets than our competitors, we seek to design our network to accommodate our expected high call volume, and we consistently assess and try to implement technological improvements to increase the efficiency of our wireless spectrum. However, if future wireless use by Cricket customers exceeds the capacity of our network, service quality may suffer. We may be forced to raise the price of Cricket service to reduce volume or otherwise limit the number of new customers, or incur substantial capital expenditures to improve network capacity.

We May Be Unable to Acquire Additional Spectrum in the Future at a Reasonable Cost or on a Timely Basis.

Because we offer unlimited calling services for a fixed fee, our customers’ average minutes of use per month is substantially above the U.S. wireless customer average. We intend to meet this demand by utilizing spectrally efficient technologies. Despite our recent spectrum purchases, there may come a point where we need to acquire additional spectrum in order to maintain an acceptable grade of service or provide new services to meet increasing customer demands. We also intend to acquire additional spectrum in order to enter new strategic markets. However, we cannot assure you that we will be able to acquire additional spectrum at auction or in the after-market at a reasonable cost or that additional spectrum would be made available by the FCC on a timely basis. If such additional spectrum is not available to us when required or at a reasonable cost, our results of operations could be adversely affected.

Our Wireless Licenses are Subject to Renewal and May Be Revoked in the Event that We Violate Applicable Laws.

Our existing wireless licenses are subject to renewal upon the expiration of the 10-year or 15-year period for which they are granted, which renewal period commenced for some of our PCS wireless licenses in 2006. The FCC will award a renewal expectancy to a wireless licensee that timely files a renewal application, has provided substantial service during its past license term and has substantially complied with applicable FCC rules and policies and the Communications Act. The FCC has routinely renewed wireless licenses in the past. However, the Communications Act provides that licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. FCC rules provide that applications competing with a license renewal application may be considered in comparative hearings, and establish the qualifications for competing applications and the standards to be applied in hearings. We cannot assure you that the FCC will renew our wireless licenses upon their expiration.

Future Declines in the Fair Value of Our Wireless Licenses Could Result in Future Impairment Charges.

As of December 31, 2007, the carrying value of our wireless licenses and those of Denali License and LCW License was approximately $1.9 billion. During the years ended December 31, 2007, 2006 and 2005, we recorded impairment charges of $1.0 million, $7.9 million and $12.0 million, respectively.

The market values of wireless licenses have varied dramatically over the last several years, and may vary significantly in the future. In particular, valuation swings could occur if:

•	consolidation in the wireless industry allows or requires carriers to sell significant portions of their wireless spectrum holdings;

•	a sudden large sale of spectrum by one or more wireless providers occurs; or

•	market prices decline as a result of the sale prices in FCC auctions.

In addition, the price of wireless licenses could decline as a result of the FCC’s pursuit of policies designed to increase the number of wireless licenses available in each of our markets. For example, the FCC has recently auctioned additional spectrum in the 1700 MHz to 2100 MHz band in Auction #66 and the 700 MHz band in Auction #73, and has announced that it intends to auction additional spectrum in the 2.5 GHz band. If the market value of wireless licenses were to decline significantly, the value of our wireless licenses could be subject to non-cash impairment charges.

We assess potential impairments to our indefinite-lived intangible assets, including wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We conduct our annual tests for impairment of our wireless licenses during the third quarter of each year. Estimates of the fair value of our wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions, pricing trends among historical wireless license transactions, our spectrum holdings within a given market relative to other carriers’ holdings and qualitative demographic and economic information concerning the areas that comprise our markets. A significant impairment loss could have a material adverse effect on our operating income and on the carrying value of our wireless licenses on our balance sheet.

Declines in Our Operating Performance Could Ultimately Result in an Impairment of Our Indefinite-Lived Assets, Including Goodwill, or Our Long-Lived Assets, Including Property and Equipment.

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We assess potential impairments to indefinite-lived intangible assets, including goodwill and wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. If we do not achieve our planned operating results, this may ultimately result in a non-cash impairment charge related to our long-lived and/or our indefinite-lived intangible assets. A significant impairment loss could have a material adverse effect on our operating results and on the carrying value of our goodwill or wireless licenses and/or our long-lived assets on our balance sheet.

We May Incur Higher Than Anticipated Intercarrier Compensation Costs.

When our customers use our service to call customers of other carriers, we are required under the current intercarrier compensation scheme to pay the carrier that serves the called party. Similarly, when a customer of another carrier calls one of our customers, that carrier is required to pay us. While in most cases we have been successful in negotiating agreements with other carriers that impose reasonable reciprocal compensation arrangements, some carriers have claimed a right to unilaterally impose what we believe to be unreasonably high charges on us. The FCC is actively considering possible regulatory approaches to address this situation but we cannot assure you that the FCC rulings will be beneficial to us. An adverse ruling or FCC inaction could result in carriers successfully collecting higher intercarrier fees from us, which could adversely affect our business.

The FCC also is considering making various significant changes to the intercarrier compensation scheme to which we are subject. We cannot predict with any certainty the likely outcome of this FCC proceeding. Some of the alternatives that are under active consideration by the FCC could severely increase the interconnection costs we pay. If we are unable to cost-effectively provide our products and services to customers, our competitive position and business prospects could be materially adversely affected.

If We Experience High Rates of Credit Card, Subscription or Dealer Fraud, Our Ability to Generate Cash Flow Will Decrease.

Our operating costs can increase substantially as a result of customer credit card, subscription or dealer fraud. We have implemented a number of strategies and processes to detect and prevent efforts to defraud us, and we believe that our efforts have substantially reduced the types of fraud we have identified. However, if our strategies are not successful in detecting and controlling fraud in the future, the resulting loss of revenue or increased expenses could have a material adverse impact on our financial condition and results of operations.

Our Directors and Affiliated Entities Have Substantial Influence over Our Affairs, and Our Ownership Is Highly Concentrated.

Our directors and entities affiliated with them beneficially owned in the aggregate approximately 23.0% of Leap common stock as of March 5, 2008. Moreover, our four largest stockholders and entities affiliated with them beneficially owned in the aggregate approximately 58.1% of Leap common stock as of March 5, 2008. These stockholders have the ability to exert substantial influence over all matters requiring approval by our stockholders. These stockholders will be able to influence the election and removal of directors and any merger, consolidation or sale of all or substantially all of Leap’s assets and other matters. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination.

Risks Relating to the Exchange Offer

You May Have Difficulty Selling the Old Notes You Do Not Exchange.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes as described in the legend on the global notes representing the old notes. There are restrictions on transfer of your old notes because we issued the old notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any old notes not tendered in the exchange offer and, upon consummation of the exchange offer, you will not be entitled to any rights to have your untendered old notes registered under the Securities Act. In addition, the trading market, if any, for the remaining old notes will be adversely affected depending on the extent to which old notes are tendered and accepted in the exchange offer.

Broker-Dealers May Need To Comply With the Registration and Prospectus Delivery Requirements of the Securities Act.

Any broker-dealer that (1) exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the new notes or (2) resells new notes that were received by it for its own account in the exchange offer may be deemed to have received restricted securities and will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You May Not Receive New Notes in the Exchange Offer if the Exchange Offer Procedure Is Not Followed.

We will issue the new notes in exchange for your old notes only if you tender the old notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If you are the beneficial holder of old notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender old notes in the exchange offer, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender your old notes on your behalf.

Risks Related to the New Notes

Our Significant Indebtedness Could Adversely Affect Our Financial Health and Prevent Us From Fulfilling Our Obligations.

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2007, our total outstanding indebtedness under our senior secured credit agreement, or Credit Agreement, was $886.5 million, and we also had a $200 million undrawn revolving credit facility (which forms part of our senior secured credit facility). Indebtedness under our senior secured credit facility bears interest at a variable rate, but we have entered into interest rate swap agreements with respect to $355 million of our indebtedness. We have also issued $1,100 million in unsecured senior notes due 2014, $350 million of which are the old notes we are seeking to exchange. In addition, looking forward we may raise significant capital to finance business expansion activities, which could consist of debt financing from the public and/or private capital markets.

Our significant indebtedness could have material consequences. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, building out our network, acquisitions and general corporate purposes;

•	require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	expose us to higher interest expense in the event of increases in interest rates because indebtedness under our senior secured credit facility bears interest at a variable rate.

Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our financial results.

Despite Current Indebtedness Levels, We May Incur Substantially More Indebtedness. This Could Further Increase the Risks Associated With Our Leverage.

We may incur significant additional indebtedness in the future over time, as market conditions permit, to enable us to take advantage of business expansion activities. The terms of the indenture governing the notes permit us, subject to specified limitations, to incur additional indebtedness, including secured indebtedness. In addition, our Credit Agreement permits us to incur additional indebtedness under various financial ratio tests.

If new indebtedness is added to our current levels of indebtedness, the related risks that we now face could intensify. Furthermore, the subsequent build-out of the networks covered by the licenses we acquired in Auction #66 may significantly reduce our free cash flow, increasing the risk that we may not be able to service our indebtedness.

We May Make Significant Investments in Designated Entities, Which Are Not Guarantors of the Notes and Are Not Restricted by the Covenants in the Indenture Governing the Notes.

The terms of the indenture governing the notes permit us, subject to specified limitations and conditions, to make significant investments in designated entities, including additional investments in LCW Wireless and Denali and their respective subsidiaries, which are not guarantors of the notes and are not restricted by the covenants in such indenture. Any such investments may affect our ability to satisfy our obligations with respect to the notes.

To Service Our Indebtedness and Fund Our Working Capital and Capital Expenditures, We Will Require a Significant Amount of Cash. Our Ability to Generate Cash Depends on Many Factors Beyond Our Control.

Our ability to make payments on our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings, including borrowings under our revolving credit facility, will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, or at all. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures (including expenditures to build out our newly acquired wireless licenses), attempting to restructure or refinance our indebtedness prior to maturity, selling assets or operations or seeking additional equity capital. Any or all of these actions may be insufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on commercially reasonable terms, or at all.

We May Be Unable to Refinance Our Indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including under our senior unsecured indenture or our Credit Agreement, on commercially reasonable terms, or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Covenants in Our Indenture and Credit Agreement and Other Credit Agreements or Indentures That We May Enter Into in the Future May Limit Our Ability To Operate Our Business.

Our senior unsecured indenture and Credit Agreement contain covenants that restrict the ability of Leap, Cricket and the subsidiary guarantors to make distributions or other payments to our investors or creditors until we satisfy certain financial tests or other criteria. In addition, the indenture and our Credit Agreement include covenants restricting, among other things, the ability of Leap, Cricket and their restricted subsidiaries to:

•	incur additional indebtedness;

•	create liens or other encumbrances;

•	place limitations on distributions from restricted subsidiaries;

•	pay dividends, make investments, prepay subordinated indebtedness or make other restricted payments;

•	issue or sell capital stock of restricted subsidiaries;

•	issue guarantees;

•	sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with affiliates; and

•	make acquisitions or merge or consolidate with another entity.

Under our Credit Agreement, we must also comply with, among other things, financial covenants with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding or requested, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. As of December 31, 2007, we had $200 million available for borrowing under our revolving credit facility. If we pursue any business expansion activities at a significant level in 2008 beyond covering up to an additional 12 million POPs, including significant activities to launch additional covered POPs, further expand our existing market footprint or pursue the broader deployment of our higher-speed data service offering, such significant expansion activity could increase our minimum consolidated fixed charge coverage ratio and prevent us from borrowing under the revolving credit facility for several quarters. We do not intend to pursue such significant business expansion activities unless we believe we have sufficient liquidity to support the operating and capital requirements for our business and any such expansion activities without drawing on the revolving credit facility.

The restrictions in our Credit Agreement could also limit our ability to make borrowings, obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding indebtedness, complete acquisitions for cash or debt or react to changes in our operating environment. Any credit agreement or indenture that we may enter into in the future may have similar restrictions.

Our Credit Agreement also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board and the occurrence of a “change of control” under any of our other credit instruments. Under our indenture, if a “change of control” occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap’s board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest.

If we default under our indenture or our Credit Agreement because of a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. Our failure to timely file our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 constituted a default under our Credit Agreement, and the restatement of certain of our historical consolidated financial information (as described in Note 2 to the consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on December 26, 2007) may have constituted a default under our Credit Agreement. Although we were able to obtain limited waivers under our Credit Agreement with respect to these events, we cannot assure you that we will be able to obtain a waiver in the future should a default occur. We cannot assure you that we would have sufficient funds to repay all of the outstanding amounts under our indenture or our Credit Agreement, and any acceleration of amounts due would have a material adverse effect on our liquidity and financial condition.

Rises in Interest Rates Could Adversely Affect Our Financial Condition.

An increase in prevailing interest rates would have an immediate effect on the interest rates charged on our variable rate debt, which rise and fall upon changes in interest rates. As of December 31, 2007, approximately 28% of our debt was variable rate debt, after considering the effect of our interest rate swap agreements. If prevailing interest rates or other factors result in higher interest rates on our variable rate debt, the increased interest expense would adversely affect our cash flow and our ability to service our debt.

A Majority of Our Assets Consists of Goodwill and Other Intangible Assets.

As of December 31, 2007, 52.7% of our assets consisted of goodwill and other intangibles, including wireless licenses. The value of our assets, and in particular, our intangible assets, will depend on market conditions, the availability of buyers and similar factors. By their nature, our intangible assets may not have a readily ascertainable market value or may not be saleable or, if saleable, there may be substantial delays in their liquidation. For example, prior FCC approval is required in order for us to sell, or for any remedies to be exercised by our lenders with respect to, our wireless licenses, and obtaining such approval could result in significant delays and reduce the proceeds obtained from the sale or other disposition of our wireless licenses.

Your Right to Receive Payments on the Notes and the Guarantees are Effectively Subordinated to Our and the Guarantors’ Secured Indebtedness and to the Indebtedness of Our Non-Guarantor Subsidiaries.

The notes and the guarantees will be effectively subordinated to the existing and future secured indebtedness of Cricket, Leap and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness. In particular, the notes and the guarantees will be effectively subordinated to the indebtedness under our senior secured credit facility, which is secured by first priority liens on substantially all of the assets of Cricket, Leap and the subsidiary guarantors. In addition, creditors of our subsidiaries that do not guarantee the notes, and of our joint ventures, will have claims with respect to the assets of those subsidiaries or such entities that rank effectively senior to the notes. As of December 31, 2007 we had total outstanding indebtedness of approximately $2,026.5 million (of which $886.5 million consisted of indebtedness under our senior secured credit facility).

Leap’s sole source of operating income and cash flow is currently derived from Cricket and its only material asset is Cricket capital stock. As a result, Leap’s guarantee provides little, if any, additional credit support for the notes.

If Cricket, Leap or a subsidiary guarantor becomes insolvent or is liquidated, the lenders under Cricket, Leap or the subsidiary guarantors’ secured indebtedness will have claims on the assets securing their indebtedness and will have priority over any claim for payment under the notes or the guarantees to the extent of such security. Accordingly, in the event of a bankruptcy or insolvency, it is possible that there would be no assets remaining after satisfaction of the claims of such secured creditors from which claims of the holders of the notes could be satisfied or, if any assets remained, they might be insufficient to satisfy such claims fully. Also, as described below, there are federal and state laws that could invalidate the guarantees of our subsidiaries that guarantee the notes. If that were to occur, the claims of creditors of those subsidiaries would also rank effectively senior to the notes, to the extent of the assets of those subsidiaries.

None of LCW Wireless or Denali, or any of their respective subsidiaries, has any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their liabilities, including trade creditors, will generally be entitled to payment of their claims from the assets of those non-guarantor subsidiaries before any assets are made available for distribution to us.

We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer Required by the Indenture.

If we experience certain specific kinds of change of control events (which events include the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries, and a change in a majority of the members of Leap’s board of directors that is not approved by the board), we will be required to offer to repurchase all outstanding notes at 101% of the principal amount of the notes plus accrued and unpaid interest and additional interest, if any, thereon, to the date of repurchase. Certain change of control events would also constitute an event of default under our Credit Agreement (which events include the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board, and the occurrence of a “change of control” under any of our other credit instruments (including the indenture governing the notes)). Therefore, upon the occurrence of a change of control, the lenders under our Credit Agreement may have the right, among other things, to terminate their lending commitments or to cause all outstanding debt obligations under our secured credit facility to become due and payable and proceed against the assets securing such debt, any of which occurrences would materially adversely affect our liquidity and would prevent us from borrowing under the secured credit facility to help finance a repurchase of the notes. We cannot assure you that we will have available funds sufficient to repurchase the notes and satisfy other payment obligations that could be triggered upon a change of control. If we do not have sufficient financial resources to effect a change of control offer, we would be required to seek additional financing from outside sources to repurchase the notes. We cannot assure you that financing would be available to us on satisfactory terms, or at all. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the notes. See “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

Federal and State Statutes Allow Courts, Under Specific Circumstances, to Void Guarantees and Require Noteholders to Return Payments Received From Us or the Guarantors.

Cricket’s creditors or the creditors of the guarantors of the notes could challenge the guarantees as fraudulent conveyances or on other grounds. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the delivery of the guarantees could be found to be a fraudulent transfer and declared void if a court determined that the guarantor, at the time it incurred the indebtedness evidenced by its guarantee (1) delivered the guarantee with the intent to hinder, delay or defraud its existing or future creditors; or (2) received less than reasonably equivalent value or did not receive fair consideration for the delivery of the guarantee and any of the following three conditions apply:

•	the guarantor was insolvent or rendered insolvent by reason at the time it delivered the guarantee;

•	the guarantor was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	the guarantor intended to incur, or believed that it would incur, debts beyond its ability to pay such debts at maturity.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. In any such case, your right to receive payments in respect of the notes from any such guarantor would be effectively subordinated to all indebtedness and other liabilities of that guarantor.

If a court declares the guarantees to be void, or if the guarantees must be limited or voided in accordance with their terms, any claim you may make against us for amounts payable on the notes would, with respect to amounts claimed against the guarantors, be subordinated to the indebtedness of our guarantors, including trade payables. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If an Active Trading Market for the New Notes Does Not Develop, the Liquidity and Value of the New Notes Could Be Decreased.

Prior to the exchange offer, there was no public market for the new notes, and although the new notes are expected to be eligible for trading in the PORTALsm Market of the National Association of Securities Dealers, Inc., we cannot assure you that an active trading market will develop for the new notes. If an active trading market does not develop, you may not be able to resell your new notes at their fair market value or at all. Future trading prices of the new notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing the new notes on any securities exchange.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the old notes for the new notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the exchange offer, we will issue the new notes in exchange for old notes. The terms of the new notes are identical in all material respects to those of the old notes, except that the new notes (1) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes and (2) will not have registration rights or provide for any increase in the interest rate related to the obligation to register. See “Description of New Notes” and “Description of Old Notes” for more information on the terms of the respective notes and the differences between them.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” means any person in whose name the old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by the Depository Trust Company, or DTC, who desires to deliver such old notes by book-entry transfer at DTC.

We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange old notes which are properly tendered at or before the expiration time and not withdrawn as permitted below. As of the date of this prospectus, $350 million aggregate principal amount of old notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of the prospectus to all holders of old notes known to us. Old notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and any integral multiples of $1,000 in excess thereof.

Our acceptance of the tender of old notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

Expiration, Extension and Amendment

The expiration time of the exchange offer is 5:00 p.m. New York City time on          , 2008. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date. The term “expiration time” as used herein means the latest time and date to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any old notes by giving oral or written notice of an extension to the holders of old notes as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under “— Conditions to the Exchange Offer.” We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the old notes, file a post-effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the holders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than          , 2008, the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

Except as described below, a tendering holder must, prior to the expiration time, transmit to Wells Fargo Bank, N.A., the exchange agent, at the address listed under the heading “— Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if old notes are tendered in accordance with the book-entry procedures listed below, an agent’s message. In addition, a tendering holder must:

•	deliver certificates, if any, for the old notes to the exchange agent at or before the expiration time; or

•	deliver a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering old notes pursuant to the exchange offer, each holder will represent to us that, among other things, the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the new notes. In the case of a holder that is not a broker-dealer, that holder, by tendering old notes pursuant to the exchange offer, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the new notes.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or old notes to us.

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent’s account.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is an “eligible guarantor institution” meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Security Transfer Agent Medallion Program, or STAMP, or such other “signature guarantee program” as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of new notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed under “— Exchange Agent” at or prior to the expiration time; or

•	comply with the guaranteed delivery procedures described below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	prior to the expiration time, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

1. stating the name and address of the holder of old notes and the amount of old notes tendered;

2. stating that the tender is being made; and

3. guaranteeing that within three New York Stock Exchange trading days after the expiration time, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration time.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a reasonable period of time.

Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Acceptance of Old Notes for Exchange; Issuance of New Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all old notes properly tendered. We will issue the new notes promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

In all cases, issuance of new notes for old notes will be made only after timely receipt by the exchange agent of:

•	certificates for the old notes, or a timely book-entry confirmation of the old notes, into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

Unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer. For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

Interest Payments on the New Notes

The new notes will bear interest from the most recent date through which interest has been paid on the old notes for which they were exchanged. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date through which interest has been paid, including unpaid additional interest that has accrued on the old notes. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time before the expiration time.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under “— Exchange Agent” before the expiration time. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

•	contain a statement that the holder is withdrawing its election to have the old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender; and

•	specify the name in which the old notes are registered, if different from that of the depositor.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes may be re-tendered by following the procedures described under “— Procedures for Tendering” above at any time at or before the expiration time.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any new notes, and, as described below, may terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

•	there shall occur a change in the current interpretation by the staff of the SEC, which now permits the new notes issued pursuant to the exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder which is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of the new notes;

•	any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	a banking moratorium shall have been declared by United States federal or New York State authorities which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	an attack on the United States, an outbreak or escalation of hostilities or acts of terrorism involving the United States, or any declaration by the United States of a national emergency or war shall have occurred;

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer; or

•	any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which is or may be adverse to us or we shall have become aware of facts that have or may have an adverse impact on the value of the old notes or the new notes, which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer and/or with the acceptance for exchange or with the exchange.

If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. See “— Expiration, Extension and Amendment” above.

Resales of New Notes

Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties, we believe that new notes issued in the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders of the old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	the holders are not “affiliates” of ours within the meaning of Rule 405 under the Securities Act.

However, the SEC has not considered the exchange offer described in this prospectus in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as in the other circumstances. Each holder who wishes to exchange old notes for new notes will be required to represent that it meets the above three requirements.

Any holder who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing new notes or any broker-dealer who purchased old notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

•	may not rely on the applicable interpretations of the staff of the SEC mentioned above;

•	will not be permitted or entitled to tender the old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such securities were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

In addition, to comply with state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the new notes to “qualified institutional buyers,” as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of new notes in any state where an exemption from registration or qualification is required and not available.

Exchange Agent

Wells Fargo Bank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

WELLS FARGO BANK, NATIONAL ASSOCIATION,
AS EXCHANGE AGENT

By registered mail or certified mail:	By regular mail or overnight courier:	By Hand:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
MAC-N9303-121	MAC-N9303-121	Northstar East Building-12th floor
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
P.O. Box 1517	Sixth Street & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480-1517	Minneapolis, MN 55479	Minneapolis, MN 55402

Facsimile (eligible institutions only): (612) 667-4927
Telephone Inquiries: (800) 344-5128

Delivery of this instrument to an address other than as set forth above, or transmission of instructions other than as set forth above, will not constitute a valid delivery.

Regulatory Approval

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Fees and Expenses

We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, new notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

USE OF PROCEEDS

We will not receive proceeds from the issuance of the new notes offered hereby. In consideration for issuing the new notes in exchange for old notes as described in this prospectus, we will receive old notes of like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data were derived from our consolidated financial statements. For a more detailed explanation of our financial condition and operating results, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. References in these tables to “Predecessor Company” refer to Leap and its subsidiaries on or prior to July 31, 2004. References to “Successor Company” refer to Leap and its subsidiaries after July 31, 2004, after giving effect to the implementation of fresh-start reporting. The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of the plan of reorganization as well as the adjustments for fresh-start reporting. For a description of fresh-start reporting, see Note 3 to the consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on December 26, 2007.

	Predecessor Company			Successor Company
		Seven Months		Five Months
	Year Ended	Ended		Ended	Year Ended
	December 31,	July 31,		December 31,	December 31,
	2003	2004		2004	2005		2006	2007
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$752,937	$492,756		$350,847	$957,771		$1,167,187	$1,630,803

Operating income (loss)	(360,915)	(34,412)		12,729	71,002		23,725	60,262

Income (loss) before reorganization items, income taxes and cumulative effect of change in accounting principle	(443,682)	(38,900)		(2,170)	52,300		(15,703)	(38,561)
Reorganization items, net	(146,242)	962,444		—	—		—	—
Income tax expense	(8,052)	(4,166)		(3,930)	(21,615)		(9,277)	(37,366)

Income (loss) before cumulative effect of change in accounting principle	(597,976)	919,378		(6,100)	30,685		(24,980)	(75,927)
Cumulative effect of change in accounting principle	—	—		—	—		623	—

Net income (loss)	$(597,976)	$919,378		$(6,100)	$30,685		$(24,357)	$(75,927)

Basic earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principle	$(10.20)	$15.68		$(0.10)	$0.51		$(0.41)	$(1.13)
Cumulative effect of change in accounting principle	—	—		—	—		0.01	—

Basic earnings (loss) per share(1)	$(10.20)	$15.68		$(0.10)	$0.51		$(0.40)	$(1.13)

Diluted earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principle	$(10.20)	$15.68		$(0.10)	$0.50		$(0.41)	$(1.13)
Cumulative effect of change in accounting principle	—	—		—	—		0.01	—

Diluted earnings (loss) per share	$(10.20)	$15.68		$(0.10)	$0.50		$(0.40)	$(1.13)

Shares used in per share calculations(1):
Basic	58,604	58,623		60,000	60,135		61,645	67,100

Diluted	58,604	58,623		60,000	61,003		61,645	67,100

Other Financial Data:
Ratio of earnings to fixed charges(2)	—	63.6	x	—	1.7	x	—	—

	Predecessor
	Company	Successor Company
	As of December 31,
	2003	2004	2005	2006	2007
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$84,070	$141,141	$293,073	$372,812	$433,337
Working capital (deficit)(3)	(2,255,349)	150,868	245,366	185,191	380,384
Restricted cash, cash equivalents and short-term investments(4)	55,954	31,427	13,759	13,581	15,550
Total assets	1,756,843	2,213,312	2,499,946	4,084,947	4,432,998
Capital leases	—	—	—	—	61,538
Long-term debt(3)	—	371,355	588,333	1,676,500	2,033,902
Total stockholders’ equity (deficit)	(893,895)	1,472,347	1,517,601	1,771,793	1,724,322

(1)	Refer to Notes 2 and 5 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of basic and diluted earnings (loss) per common share.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, cumulative effect of change in accounting principle, minority interests in consolidated subsidiaries and equity in net loss of investee plus fixed charges and capitalized interest, net. “Fixed charges” consist of interest expense, whether expensed or capitalized, and the interest portion of rental expense inherent in our operating leases. The portion of total rental expense that represents the interest factor is estimated to be 33%. Our earnings were inadequate to cover fixed charges for the years ended December 31, 2007 and 2006 by $80,880 and $33,057, respectively, for the five months ended December 31, 2004 by $2,170, and for the year ended December 31, 2003 by $587,233.

(3)	We have presented the principal and interest balances related to our outstanding debt obligations as current liabilities in the consolidated balance sheet as of December 31, 2003 as a result of the then existing defaults under the underlying agreements.

(4)	Restricted cash consists of cash held in reserve by Leap and funds set aside or pledged by Cricket to satisfy payments and administrative and priority claims against us following our emergence from Chapter 11 bankruptcy in August 2004, and cash restricted for other purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a wireless communications carrier that offers digital wireless service in the U.S. under the “Cricket” brand. Our Cricket service offers customers unlimited wireless service for a flat monthly rate without requiring a fixed-term contract or credit check. Cricket service is offered by Cricket, a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Operations, a designated entity under FCC regulations. Cricket owns an indirect 73.3% non-controlling interest in LCW Operations through a 73.3% non-controlling interest in LCW Wireless. Cricket also owns an 82.5% non-controlling interest in Denali, which purchased a wireless license in Auction #66 covering the upper mid-west portion of the U.S. as a designated entity through its wholly owned subsidiary, Denali License. We consolidate our interests in LCW Wireless and Denali in accordance with FIN 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and we will absorb a majority of their expected losses.

At December 31, 2007, Cricket service was offered in 23 states and had approximately 2.9 million customers. As of December 31, 2007, we, LCW License (a wholly owned subsidiary of LCW Operations) and Denali License owned wireless licenses covering an aggregate of 186.5 million POPs (adjusted to eliminate duplication from overlapping licenses). The combined network footprint in our operating markets covered approximately 54 million POPs at the end of 2007, which includes new markets launched in 2007 and incremental POPs attributed to ongoing footprint expansion. The licenses we and Denali License purchased in Auction #66, together with the existing licenses we own, provide 20 MHz of coverage and the opportunity to offer enhanced data services in almost all markets in which we currently operate or are building out, assuming Denali License were to make available to us certain of its spectrum.

In addition to the approximately 54 million POPs we covered at the end of 2007 with our combined network footprint, we estimate that we and Denali License hold licenses in markets that cover up to approximately 85 million additional POPs that are suitable for Cricket service, and we and Denali License have already begun the build-out of some of our Auction #66 markets. We and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008, bringing total covered POPs to between 66 and 82 million by the end of 2008. We and Denali License may also develop some of the licenses covering these additional POPs through partnerships with others.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets.

Our Cricket rate plans are based on providing unlimited wireless services to customers, and the value of unlimited wireless services is the foundation of our business. Our premium rate plans offer unlimited local and U.S. long distance service from any Cricket service area and unlimited use of multiple calling features and messaging services, bundled with specified roaming minutes in the continental U.S. or unlimited mobile web access and directory assistance. Our most popular plan combines unlimited local and U.S. long distance service from any Cricket service area with unlimited use of multiple calling features and messaging services. In addition, we offer basic service plans that allow customers to make unlimited calls within their Cricket service area and receive unlimited calls from any area, combined with unlimited messaging and unlimited U.S. long distance service options. We have also launched a new weekly rate plan, Cricket By Week, and a flexible payment option, BridgePay, which give our customers greater flexibility in the use and payment of wireless service and which we believe will help us to improve customer retention. In September 2007, we introduced our first unlimited wireless broadband service in select markets, which allows customers to access the internet through their laptops for one low, flat rate with no long-term commitments or credit checks. Our per-minute prepaid service, Jump Mobile, brings Cricket’s attractive value proposition to customers who prefer to actively control their wireless usage and to allow us to better target the urban youth market. We expect to continue to broaden our voice and data product and service offerings in 2008 and beyond.

We believe that our business model is scalable and can be expanded successfully into adjacent and new markets because we offer a differentiated service and an attractive value proposition to our customers at costs significantly lower than most of our competitors. We continue to seek additional opportunities to enhance our current market clusters and expand into new geographic markets by participating in FCC spectrum auctions, by acquiring spectrum and related assets from third parties, and/or by participating in new partnerships or joint ventures. We also expect to continue to look for opportunities to optimize the value of our spectrum portfolio. Because some of the licenses that we and Denali License hold include large regional areas covering both rural and metropolitan communities, we and Denali License may sell some of this spectrum and pursue the deployment of alternative products or services in portions of this spectrum.

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments and cash generated from operations. From time to time, we may also generate additional liquidity through capital markets transactions or by selling assets that are not material to or are not required for our ongoing business operations. See ‘‘— Liquidity and Capital Resources” below.

Among the most significant factors affecting our financial condition and performance from period to period are our new market expansions and growth in customers, the impacts of which are reflected in our revenues and operating expenses. Throughout 2006 and 2007, we and our joint ventures continued expanding existing market footprints and expanded into 20 new markets, increasing the number of potential customers covered by our networks from approximately 28 million covered POPs as of December 31, 2005, to approximately 48 million covered POPs as of December 31, 2006, to approximately 54 million covered POPs as of December 31, 2007. This network expansion, together with organic customer growth in our existing markets, has resulted in substantial additions of new customers, as our total end of period customers increased from 1.67 million customers as of December 31, 2005, to 2.23 million customers as of December 31, 2006, to 2.86 million customers as of December 31, 2007. In addition, our total revenues have increased from $957.8 million for fiscal 2005, to $1.17 billion for fiscal 2006, to $1.63 billion for fiscal 2007. During the past two years, we also introduced several higher-priced, higher-value service plans which have helped increase average revenue per user per month over time, as customer acceptance of the higher-priced plans has been favorable.

As our business activities have expanded, our operating expenses have also grown, including increases in cost of service reflecting: the increase in customers and the broader variety of products and services provided to such customers; increased depreciation expense related to our expanded networks; and increased selling and marketing expenses and general and administrative expenses generally attributable to expansion into new markets, selling and marketing to a broader potential customer base, and expenses required to support the administration of our growing business. In particular, total operating expenses increased from $901.4 million for fiscal 2005, to $1.17 billion for fiscal 2006, to $1.57 billion for fiscal 2007. We also incurred substantial additional indebtedness to finance the costs of our business expansion and acquisitions of additional wireless licenses in 2006 and 2007. As a result, our interest expense has increased from $30.1 million for fiscal 2005, to $61.3 million for fiscal 2006, to $121.2 million for fiscal 2007. Also, during the third quarter of 2007, we changed our tax accounting method for amortizing wireless licenses, contributing substantially to our income tax expense of $37.4 million for year ended December 31, 2007, compared to an income tax expense of $9.3 million for the year ended December 31, 2006.

Primarily as a result of the factors described above, our net income of $30.7 million for fiscal 2005 decreased to a net loss of $24.4 million for fiscal 2006. Our net loss increased to $75.9 million for the year ended December 31, 2007.

We expect that we will continue to build out and launch new markets and pursue other strategic expansion activities for the next several years. We intend to be disciplined as we pursue these expansion efforts and to remain focused on our position as a low-cost leader in wireless telecommunications. We expect to achieve increased revenues and incur higher operating expenses as our existing business grows and as we build out and after we launch service in new markets. Large-scale construction projects for the build-out of our new markets will require significant capital expenditures and may suffer cost overruns. Any such significant capital expenditures or increased operating expenses would decrease earnings, OIBDA, and free cash flow for the periods in which we incur such costs. However, we are willing to incur such expenditures because we expect our expansion activities will be beneficial to our business and create additional value for our stockholders.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These principles require us to make estimates and judgments that affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities, and our reported amounts of revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition and the valuation of deferred tax assets, long-lived assets and indefinite-lived intangible assets. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

We believe that the following critical accounting policies and estimates involve a higher degree of judgment or complexity than others used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Leap and its wholly owned subsidiaries as well as the accounts of LCW Wireless and Denali and their wholly owned subsidiaries. We consolidate our interests in LCW Wireless and Denali in accordance with FIN 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and we will absorb a majority of their expected losses. Prior to March 2007, we consolidated our interests in Alaska Native Broadband 1, LLC, or ANB 1, and its wholly owned subsidiary Alaska Native Broadband 1 License, LLC, or ANB 1 License, in accordance with FIN 46(R). We acquired the remaining interests in ANB 1 in March 2007 and merged ANB 1 and ANB 1 License into Cricket in December 2007. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Revenues

Cricket’s business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. New and reactivating customers are required to pay for their service in advance, and generally, customers who activated their service prior to May 2006 pay in arrears. We do not require any of our customers to sign fixed-term service commitments or submit to a credit check. These terms generally appeal to less affluent customers who are considered more likely to terminate service for inability to pay than wireless customers in general. Consequently, we have concluded that collectibility of our revenues is not reasonably assured until payment has been received. Accordingly, service revenues are recognized only after services have been rendered and payment has been received.

When we activate a new customer, we frequently sell that customer a handset and the first month of service in a bundled transaction. Under the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the sale of a handset along with a month of wireless service constitutes a multiple element arrangement. Under EITF Issue No. 00-21, once a company has determined the fair value of the elements in the sales transaction, the total consideration received from the customer must be allocated among those elements on a relative fair value basis. Applying EITF Issue No. 00-21 to these transactions results in our recognition of the total consideration received, less one month of wireless service revenue (at the customer’s stated rate plan), as equipment revenue.

Equipment revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. In addition to handsets that we sell directly to our customers at Cricket-owned stores, we also sell handsets to third-party dealers. These dealers then sell the handsets to the ultimate Cricket customer, and that customer also receives the first month of service in a bundled transaction (identical to the sale made at a Cricket-owned store). Sales of handsets to third-party dealers are recognized as equipment revenues only when service is activated by customers, since the level of price reductions ultimately available to such dealers is not reliably estimable until the handsets are sold by such dealers to customers. Thus, handsets sold to third-party dealers are recorded as consigned inventory and deferred equipment revenue until they are sold to, and service is activated by, customers.

Through a third-party provider, our customers may elect to participate in an extended handset warranty/insurance program. We recognize revenue on replacement handsets sold to our customers under the program when the customer purchases a replacement handset.

Sales incentives offered without charge to customers and volume-based incentives paid to our third-party dealers are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage; as a result, customer returns of handsets and accessories have historically been negligible.

Amounts billed by us in advance of customers’ wireless service periods are not reflected in accounts receivable or deferred revenue as collectibility of such amounts is not reasonably assured. Deferred revenue consists primarily of cash received from customers in advance of their service period and deferred equipment revenue related to handsets and accessories sold to third-party dealers.

Depreciation and Amortization

Depreciation of property and equipment is applied using the straight-line method over the estimated useful lives of our assets once the assets are placed in service. The following table summarizes the depreciable lives (in years):

Depreciable
Life

Network equipment:
Switches	10
Switch power equipment	15
Cell site equipment, and site acquisitions and improvements	7
Towers	15
Antennae	3
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

Amortization of intangible assets is applied using the straight-line method over the estimated useful lives of four years for customer relationships and fourteen years for trademarks.

Short-Term Investments

Short-term investments generally consist of highly liquid, fixed-income investments with an original maturity at the time of purchase of greater than three months. Such investments consist of commercial paper, asset-backed commercial paper, auction rate securities, obligations of the U.S. government, and investment grade fixed-income securities guaranteed by U.S. government agencies.

Investments are classified as available-for-sale and stated at fair value. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on investments. Investments are periodically reviewed for impairment. If the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference.

Wireless Licenses

We and LCW Wireless operate broadband PCS networks under wireless licenses granted by the FCC that are specific to a particular geographic area on spectrum that has been allocated by the FCC for such services. In addition, through our and Denali License’s participation in Auction #66 in December 2006, we and Denali License acquired a number of AWS licenses that can be used to provide services comparable to the PCS services we currently provide, in addition to other advanced wireless services. Wireless licenses are initially recorded at cost and are not amortized. Although FCC licenses are issued with a stated term, ten years in the case of PCS licenses and fifteen years in the case of AWS licenses, wireless licenses are considered to be indefinite-lived intangible assets because we and LCW Wireless expect to continue to provide wireless service using the relevant licenses for the foreseeable future, PCS and AWS licenses are routinely renewed for a nominal fee, and management has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of our and our consolidated joint ventures’ PCS and AWS licenses. On a quarterly basis, we evaluate the remaining useful life of our indefinite lived wireless licenses to determine whether events and circumstances, such as any legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life. If a wireless license is subsequently determined to have a finite useful life, we test the wireless license for impairment in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. The wireless license would then be amortized prospectively over its estimated remaining useful life. In addition to our quarterly evaluation of the indefinite useful lives of our wireless licenses, we also test our wireless licenses for impairment in accordance with SFAS 142 on an annual basis. Wireless licenses to be disposed of by sale are carried at the lower of carrying value or fair value less costs to sell. The spectrum that we and Denali License purchased in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. The spectrum clearing costs we and Denali License incur are capitalized to wireless licenses.

Goodwill and Other Intangible Assets

Goodwill represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting as of July 31, 2004. Other intangible assets were recorded upon adoption of fresh-start reporting and consist of customer relationships and trademarks which are being amortized on a straight-line basis over their estimated useful lives of four and fourteen years, respectively.

Impairment of Long-Lived Assets

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

We assess potential impairments to our indefinite-lived intangible assets, including wireless licenses and goodwill, on an annual basis or when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. The annual impairment test is conducted during the third quarter of each year.

The wireless licenses in our operating markets are combined into a single unit of accounting for purposes of testing impairment because management believes that utilizing these wireless licenses as a group represents the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. Our non-operating licenses are tested for impairment on an individual basis. An impairment loss is recognized when the fair value of a wireless license is less than its carrying value and is measured as the amount by which the license’s carrying value exceeds its fair value. Estimates of the fair value of our wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions, pricing trends among historical wireless license transactions and qualitative demographic and economic information concerning the areas that comprise our markets. Any required impairment losses are recorded as a reduction in the carrying value of the wireless license and charged to results of operations.

The goodwill impairment test involves a two-step process. First, the book value of our net assets, which are combined into a single reporting unit for purposes of the impairment test of goodwill, is compared to the fair value of our net assets. If the fair value was determined to be less than book value, a second step would be performed to measure the amount of the impairment, if any.

The accounting estimates for our wireless licenses and goodwill require management to make significant assumptions about fair value. Management’s assumptions regarding fair value require significant judgment about economic factors, industry factors and technology considerations, as well as its views regarding our business prospects. Changes in these judgments may have a significant effect on the estimated fair values.

Share-Based Compensation

We account for share-based awards exchanged for employee services in accordance with SFAS No. 123(R), “Share-Based Payment,” or SFAS 123(R). Under SFAS 123(R), share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. Prior to adopting SFAS 123(R), we recognized compensation expense for employee share-based awards based on their intrinsic value on the grant date pursuant to Accounting Principles Board Opinion, or APB, No. 25 “Accounting for Stock Issued to Employees,” and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123.

We adopted SFAS 123(R) using the modified prospective approach under SFAS 123(R) and, as a result, have not retroactively adjusted results from prior periods. The valuation provisions of SFAS 123(R) apply to awards that have been granted on or subsequent to January 1, 2006 or that were outstanding on that date and subsequently modified or cancelled. Compensation expense, net of estimated forfeitures, for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes in prior periods.

Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award. No share-based compensation was capitalized as part of inventory or fixed assets prior to or during 2007.

The determination of the fair value of stock options using an option valuation model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. The methods used to determine these variables are generally similar to the methods used prior to fiscal 2006 for purposes of our pro forma information under SFAS 123. The volatility assumption is based on a combination of the historical volatility of our common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with our historical volatility because of the lack of sufficient relevant history for our common stock equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options’ vesting terms and remaining contractual life and employees’ expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates during the period appropriate for the expected term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by us.

As share-based compensation expense under SFAS 123(R) is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2007, total unrecognized compensation cost related to unvested stock options was $45.5 million, which is expected to be recognized over a weighted-average period of 2.7 years. At December 31, 2007, total unrecognized compensation cost related to unvested restricted stock awards was $33.0 million, which is expected to be recognized over a weighted-average period of 2.3 years.

Income Taxes

We calculate income taxes in each of the jurisdictions in which we operate. This process involves calculating the actual current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss carryforwards, capital loss carryforwards, and income tax credits.

We must then periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, which assessment requires significant judgment. To the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2007, we weighed the positive and negative factors with respect to this determination and, at this time, except with respect to the realization of a $2.5 million Texas Margins Tax, or TMT, credit, do not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of our deferred tax assets will be realized. We will continue to closely monitor the positive and negative factors to determine whether our valuation allowance should be released. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period. At such time as we determine that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to American Institute of Certified Public Accountants’ Statement of Position No. 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, up to $218.5 million in future decreases in the valuation allowance established in fresh-start reporting will be accounted for as a reduction of goodwill rather than as a reduction of income tax expense if the valuation allowance decrease occurs prior to the effective date of SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R). Effective January 1, 2009, SFAS 141(R) provides that any reduction to the valuation allowance established in fresh-start reporting be accounted for as a reduction to income tax expense.

Subscriber Recognition and Disconnect Policies

We recognize a new customer as a gross addition in the month that he or she activates service. The customer must pay his or her monthly service amount by the payment due date or his or her service will be suspended after a grace period of up to three days. When service is suspended, the customer will not be able to make or receive calls. Any call attempted by a suspended customer is routed directly to our customer service center in order to arrange payment. In order to re-establish service, a customer must make all past-due payments and pay a $15 reactivation charge, in addition to the amount past due, to re-establish service. If a new customer does not pay all amounts due on his or her first bill within 30 days of the due date, the account is disconnected and deducted from gross customer additions during the month in which the customer’s service was discontinued. If a customer has made payment on his or her first bill and in a subsequent month does not pay all amounts due within 30 days of the due date, the account is disconnected and counted as churn.

Customer turnover, frequently referred to as churn, is an important business metric in the telecommunications industry because it can have significant financial effects. Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broader customer base than many other wireless providers and, as a result, some of our customers may be more likely to have their service terminated due to an inability to pay than the average industry customer.

Operating Items

The following tables summarize operating data for our consolidated operations (in thousands, except percentages):

	Year Ended	% of 2007	Year Ended	% of 2006	Change from
	December 31,	Service	December 31,	Service	Prior Year
	2007	Revenues	2006	Revenues	Dollars	Percent

Revenues:
Service revenues	$1,395,667		$956,365		$439,302	45.9%
Equipment revenues	235,136		210,822		24,314	11.5%

Total revenues	1,630,803		1,167,187		463,616	39.7%

Operating expenses:
Cost of service (exclusive of items shown separately below)	384,128	27.5%	264,162	27.6%	119,966	45.4%
Cost of equipment	405,997	29.1%	310,834	32.5%	95,163	30.6%
Selling and marketing	206,213	14.8%	159,257	16.7%	46,956	29.5%
General and administrative	271,536	19.5%	196,604	20.6%	74,932	38.1%
Depreciation and amortization	302,201	21.7%	226,747	23.7%	75,454	33.3%
Impairment of assets	1,368	0.1%	7,912	0.8%	(6,544)	(82.7)%

Total operating expenses	1,571,443	112.6%	1,165,516	121.9%	405,927	34.8%
Gain on sale or disposal of assets	902	0.1%	22,054	2.3%	(21,152)	(95.9)%

Operating income	$60,262	4.3%	$23,725	2.5%	$36,537	154.0%

	Year Ended	% of 2006	Year Ended	% of 2005	Change from
	December 31,	Service	December 31,	Service	Prior Year
	2006	Revenues	2005	Revenues	Dollars	Percent

Revenues:
Service revenues	$956,365		$768,916		$187,449	24.4%
Equipment revenues	210,822		188,855		21,967	11.6%

Total revenues	1,167,187		957,771		209,416	21.9%

Operating expenses:
Cost of service (exclusive of items shown separately below)	264,162	27.6%	203,548	26.5%	60,614	29.8%
Cost of equipment	310,834	32.5%	230,520	30.0%	80,314	34.8%
Selling and marketing	159,257	16.7%	100,042	13.0%	59,215	59.2%
General and administrative	196,604	20.6%	159,741	20.8%	36,863	23.1%
Depreciation and amortization	226,747	23.7%	195,462	25.4%	31,285	16.0%
Impairment of assets	7,912	0.8%	12,043	1.6%	(4,131)	(34.3)%

Total operating expenses	1,165,516	121.9%	901,356	117.2%	264,160	29.3%
Gains on sale or disposal of assets	22,054	2.3%	14,587	1.9%	7,467	51.2%

Operating income	$23,725	2.5%	$71,002	9.2%	$(47,277)	(66.6)%

The following table summarizes customer activity:

	Year Ended December 31,
	2007	2006	2005

Gross customer additions	1,974,504	1,455,810	872,271
Net customer additions	633,693	592,237	117,376
Weighted-average number of customers	2,589,312	1,861,477	1,610,170
Total customers, end of period	2,863,519	2,229,826	1,668,293

Service Revenues

Service revenues increased $439.3 million, or 45.9%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. This increase resulted from a 39.1% increase in average total customers due to new market launches and existing market customer growth and a 4.9% increase in average monthly revenues per customer. The increase in average monthly revenues per customer was due primarily to the continued increase in customer adoption of our higher-end service plans and value added services.

Service revenues increased $187.4 million, or 24.4%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. This increase resulted from the 15.6% increase in average total customers and a 7.6% increase in average revenues per customer. The increase in average revenues per customer was due primarily to the continued increase in customer adoption of our higher-end service plans and value-added services.

Equipment Revenues

Equipment revenues increased $24.3 million, or 11.5%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. An increase of 36.4% in handset sales volume was largely offset by increases in promotional incentives for customers and an increased shift in handset sales to our exclusive indirect distribution channel, to which handsets are sold at lower prices.

Equipment revenues increased $22.0 million, or 11.6%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. An increase of 58.5% in handset sales volume was largely offset by lower net revenues per handset sold as a result of bundling the first month of service with the initial handset price, eliminating activation fees for new customers purchasing equipment and a larger proportion of total handset sales being activated through our indirect channel partners.

Cost of Service

Cost of service increased $120.0 million, or 45.4%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. As a percentage of service revenues, cost of service decreased to 27.5% from 27.6% in the prior year period. Variable product costs increased by 1.9% as a percentage of service revenues due to increased customer usage of our value-added services. This increase was offset by a 0.9% decrease in network infrastructure costs as a percentage of service revenues and a 1.0% decrease in labor and related costs as a percentage of service revenues due to the increase in service revenues and consequent benefits of scale.

Cost of service increased $60.6 million, or 29.8%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, cost of service increased to 27.6% from 26.5% in the prior year period. Variable product costs increased by 0.6% of service revenues due to increased customer usage of our value-added services. In addition, labor and related costs increased by 0.4% of service revenues due to new market launches during 2006. The increased fixed network infrastructure costs associated with the new market launches offset the benefits of scale we would generally expect to experience with increasing customers and service revenues.

Cost of Equipment

Cost of equipment increased $95.2 million, or 30.6%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. This increase was primarily attributable to a 36.4% increase in handset sales volume.

Cost of equipment increased $80.3 million, or 34.8%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. This increase was primarily attributable to the 58.5% increase in handset sales volume, partially offset by reductions in costs to support our handset replacement programs for existing customers.

Selling and Marketing Expenses

Selling and marketing expenses increased $47.0 million, or 29.5%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 14.8% from 16.7% in the prior year period. This decrease was primarily attributable to a 0.7% decrease in store and staffing and related costs as a percentage of services revenues due to the increase in service revenues and consequent benefits of scale and a 1.2% decrease in media and advertising costs as a percentage of service revenues reflecting large new market launches in the prior year and consequent benefits of scale.

Selling and marketing expenses increased $59.2 million, or 59.2%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses increased to 16.7% from 13.0% in the prior year period. This increase was primarily due to increased media and advertising costs and labor and related costs of 2.4% and 0.9% of service revenues, respectively, which were primarily attributable to our new market launches.

General and Administrative Expenses

General and administrative expenses increased $74.9 million, or 38.1%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 19.5% from 20.6% in the prior year period. Customer care expenses decreased by 0.5% as a percentage of service revenues and employee related costs decreased by 0.8% as a percentage of service revenues both due to the increase in service revenues and consequent benefits of scale. These decreases were partially offset by a 0.4% increase in professional services fees and other expenses as a percentage of service revenues due to costs incurred in connection with the unsolicited merger proposal received from MetroPCS during 2007 and other strategic merger and acquisition activities. During the three months ended December 31, 2007, we amended the contract for our primary customer billing and activation system. The amended contract has been accounted for as a capital lease and, accordingly, amounts related to the leased elements were classified as amortization expense and interest expense, rather than as a general and administrative expense under the previous contract. These amounts approximated $4 million during the fourth quarter of 2007 and will approximate $14 million per year from 2008 to 2010.

General and administrative expenses increased $36.9 million, or 23.1%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 20.6% from 20.8% in the prior year period. Customer care expenses decreased by 1.7% as a percentage of service revenues due to decreases in call center and other customer care-related program costs. Professional services fees and other expenses decreased by 0.5% as a percentage of service revenues in the aggregate due to the increase in service revenues and consequent benefits in scale. Partially offsetting these decreases were increases in labor and related costs of 1.6% as a percentage of service revenues due primarily to new employee additions necessary to support our growth and the increase in share-based compensation expense of 0.4% as a percentage of service revenues due partially to our adoption of SFAS 123(R) in 2006.

Depreciation and Amortization

Depreciation and amortization expense increased $75.5 million, or 33.3%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. The increase in the dollar amount of depreciation and amortization expense was due primarily to the build-out and launch of our new markets and the improvement and expansion of our existing markets. Such expenses decreased as a percentage of service revenues compared to the corresponding period of the prior year.

Depreciation and amortization expense increased $31.3 million, or 16.0%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. The increase in depreciation and amortization expense was due primarily to the build-out of our new markets and the upgrade of network assets in our other markets. Such expenses decreased as a percentage of service revenues compared to the corresponding period of the prior year.

Impairment Charges

As a result of our annual impairment tests of wireless licenses, we recorded impairment charges of $1.0 million, $4.7 million and $0.7 million during the years ended December 31, 2007, 2006 and 2005, respectively, to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values. In addition, we recorded an impairment charge of $3.2 million during the year ended December 31, 2006 in connection with an agreement to sell certain non-operating wireless licenses. We adjusted the carrying values of those licenses to their estimated fair values, which were based on the agreed upon sales prices.

Gains on Sale or Disposal of Assets

During the year ended December 31, 2007, we completed the sale of three wireless licenses that we were not using to offer commercial service for an aggregate purchase price of $9.5 million, resulting in a net gain of $1.3 million. During the year ended December 31, 2006, we completed the sale of our wireless licenses and operating assets in the Toledo and Sandusky, Ohio markets to Cleveland Unlimited, Inc., or CUI, in exchange for $28.0 million and CUI’s equity interest in LCW Wireless, resulting in a gain of $21.6 million.

Non-Operating Items

The following tables summarize non-operating data for our consolidated operations (in thousands):

	Year Ended December 31,
	2007	2006	Change

Minority interests in consolidated subsidiaries	$1,817	$1,493	$324
Equity in net loss of investee	(2,309)	—	(2,309)
Interest income	28,939	23,063	5,876
Interest expense	(121,231)	(61,334)	(59,897)
Other expense, net	(6,039)	(2,650)	(3,389)
Income tax expense	(37,366)	(9,277)	(28,089)

	Year Ended December 31,
	2006	2005	Change

Minority interests in consolidated subsidiaries	$1,493	$(31)	$1,524
Interest income	23,063	9,957	13,106
Interest expense	(61,334)	(30,051)	(31,283)
Other income (expense), net	(2,650)	1,423	(4,073)
Income tax expense	(9,277)	(21,615)	12,338

Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries for the years ended December 31, 2007 and 2006 reflected the shares of net losses allocated to the other members of certain consolidated entities, partially offset by accretion expense associated with certain members’ put options. Minority interests in consolidated subsidiaries for the year ended December 31, 2005 reflected accretion expense only.

Equity in Net Loss of Investee

Equity in net loss of investee reflects our share of losses in a regional wireless service provider in which we previously made an investment.

Interest Income

Interest income increased $5.9 million for the year ended December 31, 2007 compared to the corresponding period of the prior year and $13.1 million for the year ended December 31, 2006 compared to the corresponding period of the prior year. These increases were primarily due to the increases in the average cash and cash equivalents and investment balances.

Interest Expense

Interest expense increased $59.9 million for the year ended December 31, 2007 compared to the corresponding period of the prior year. The increase in interest expense resulted from our issuance of $750 million and $350 million of 9.375% unsecured senior notes due 2014 during October 2006 and June 2007, respectively. See “— Liquidity and Capital Resources” below. These increases were partially offset by the capitalization of $45.6 million of interest during the year ended December 31, 2007. We capitalize interest costs associated with our wireless licenses and property and equipment during the build-out of new markets. The amount of such capitalized interest depends on the carrying values of the licenses and property and equipment involved in those markets and the duration of the build-out. We expect capitalized interest to continue to be significant during the build-out of our planned new markets in 2008. At December 31, 2007, the effective interest rate on our $895.5 million term loan was 7.9%, including the effect of interest rate swaps, and the effective interest rate on LCW Operations’ term loans was 9.1%. We expect that interest expense will increase further in 2008 due to the additional $350 million of 9.375% unsecured senior notes due 2014 that we issued in June 2007 and the increase in the interest rate applicable to our $895.5 million term loan effective November 20, 2007. See “— Liquidity and Capital Resources” below.

Interest expense increased $31.3 million for the year ended December 31, 2006 compared to the corresponding period of the prior year. The increase in interest expense resulted from the increase in the amount of the term loan under our amended and restated senior secured credit agreement, our issuance of $750 million of 9.375% unsecured senior notes and the issuance of $40 million of term loans under LCW Operations’ senior secured credit agreement. These increases were partially offset by the capitalization of $16.7 million of interest during the year ended December 31, 2006. We capitalize interest costs associated with our wireless licenses and property and equipment during the build-out of new markets. The amount of such capitalized interest depends on the carrying values of the licenses and property and equipment involved in those markets and the duration of the build-out. At December 31, 2006, the effective interest rate on our $900 million term loan was 7.7%, including the effect of interest rate swaps, and the effective interest rate on LCW Operations’ term loans was 9.6%.

Other Income (Expense), Net

Other expense, net of other income, increased by $3.4 million for the year ended December 31, 2007 compared to the corresponding period of the prior year. During 2007, we recorded a $5.4 million impairment charge to reduce the carrying value of certain investments in asset-backed commercial paper. During January 2008, these investments declined by an additional $0.9 million.

Other income, net of other expenses, decreased by $4.1 million for the year ended December 31, 2006 compared to the corresponding period of the prior year. The decrease was primarily attributed to a write off of unamortized deferred debt issuance costs related to our previous financing arrangements, partially offset by a sales tax refund and the resolution of a tax contingency.

Income Tax Expense

During the year ended December 31, 2007, we recorded income tax expense of $37.4 million compared to income tax expense of $9.3 million during the year ended December 31, 2006. Income tax expense for the year ended December 31, 2007 consisted primarily of the tax effect of changes in deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures.

During the year ended December 31, 2007, we changed our tax accounting method for amortizing wireless licenses. Under the prior method, we began amortizing wireless licenses for tax purposes on the date a license was placed into service. Under the new tax accounting method, we generally begin amortizing wireless licenses for tax purposes on the date the wireless license is acquired. The new tax accounting method generally allows us to amortize wireless licenses for tax purposes at an earlier date and allows us to accelerate our tax deductions. At the same time, the new method increases our income tax expense due to the deferred tax effect of accelerating amortization on wireless licenses. We have applied the new method as if it had been in effect for all prior tax periods, and the resulting cumulative increase to income tax expense of $28.9 million was recorded during the year ended December 31, 2007. This tax accounting method change also affects the characterization of certain income tax gains and losses on the sale of non-operating wireless licenses. Under the prior method, gains or losses on the sale of non-operating licenses were characterized as capital gains or losses; however, under the new method, gains or losses on the sale of non-operating licenses for which we had commenced tax amortization prior to the sale are characterized as ordinary gains or losses. As a result of this change, $64.7 million of net income tax losses previously reported as capital loss carryforwards have been recharacterized as net operating loss carryforwards. These net operating loss carryforwards can be used to offset future taxable income and reduce the amount of cash required to settle future tax liabilities.

We recorded a $4.7 million income tax benefit during the year ended December 31, 2007 related to a net reduction in our effective state income tax rate. We carry a net deferred tax liability that results from the valuation allowance recorded against a majority of our deferred tax assets. A reduction to our effective state income tax rate during the year ended December 31, 2007 resulted in a reduction to our net deferred tax liability and a corresponding decrease to our income tax expense. This decrease in our effective state income tax rate was primarily attributable to expansion of our operating footprint into lower taxing states and state tax planning. We recorded an additional $2.5 million income tax benefit during the year ended December 31, 2007 due to a TMT credit, which has been recorded as a deferred tax asset. We estimate that our future TMT liability will be based on our gross revenues in Texas, rather than our apportioned taxable income. Therefore, we believe that it is more likely than not that our TMT credit will be recovered and, accordingly, we have not established a valuation allowance against this asset.

We record deferred tax assets and liabilities arising from differing treatments of items for tax and accounting purposes. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss carryforwards, capital loss carryforwards and income tax credits. We then periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment requires significant judgment. To the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2007, we weighed the positive and negative factors with respect to this determination and, at this time, except with respect to the realization of the TMT credit discussed above, do not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of our deferred tax assets will be realized. We will continue to closely monitor the positive and negative factors to determine whether its valuation allowance should be released. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period.

At such time as we determine that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to SOP 90-7, up to $218.5 million in future decreases in the valuation allowance established in fresh-start reporting will be accounted for as a reduction of goodwill rather than as a reduction of income tax expense if the valuation allowance decrease occurs prior to the effective date of SFAS 141(R). Effective January 1, 2009, SFAS 141(R) provides that any reduction in the valuation allowance established in fresh-start reporting be accounted for as a reduction to income tax expense.

On January 1, 2007, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48. At the date of adoption and during the year ended December 31, 2007, our unrecognized income tax benefits and uncertain tax positions were not material. Interest and penalties related to uncertain tax positions are recognized by us as a component of income tax expense but were immaterial on the date of adoption and for the year ended December 31, 2007. All of our tax years from 1998 to 2006 remain open to examination by federal and state taxing authorities.

During the years ended December 31, 2006 and 2005, we recorded income tax expense of $9.3 million and $21.6 million, respectively. Income tax expense for the year ended December 31, 2006 consisted primarily of the tax effect of changes in deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures. During the year ended December 31, 2005, we recorded income tax expense at an effective tax rate of 41.3%. Despite the fact that we recorded a full valuation allowance on our deferred tax assets, we recognized income tax expense for 2005 because the release of valuation allowance associated with the reversal of deferred tax assets recorded in fresh-start reporting was recorded as a reduction of goodwill rather than as a reduction of income tax expense. The effective tax rate for 2005 was higher than the statutory tax rate due primarily to permanent items not deductible for tax purposes. We incurred tax losses for the year due to, among other things, tax deductions associated with the repayment of our 13% senior secured pay-in-kind notes and tax losses and reversals of deferred tax assets associated with the sale of wireless licenses and operating assets. We paid only minimal cash income taxes for 2006, and we expect to pay $1.3 million in cash income taxes for the year ended December 31, 2007.

Quarterly Financial Data (Unaudited)

The following tables present summarized data for each interim period for the years ended December 31, 2007 and 2006. The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of our results of operations for the interim periods presented (in thousands, except per share data):

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2007(1)	2007	2007	2007(2)

Revenues	$393,425	$397,914	$409,656	$429,808
Operating income (loss)	(1,543)	30,704	9,393	21,708
Net income (loss)	(24,224)	9,638	(43,289)	(18,052)
Basic earnings (loss) per share	(0.36)	0.14	(0.64)	(0.27)
Diluted earnings (loss) per share	(0.36)	0.14	(0.64)	(0.27)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006(3)	2006

Revenues	$281,850	$277,459	$293,266	$314,612

Operating income (loss)	21,435	11,742	7,050	(16,502)

Income (loss) before cumulative effect of change in accounting principle	18,658	2,800	(801)	(45,637)
Cumulative effect of change in accounting principle	623	—	—	—

Net income (loss)	$19,281	$2,800	$(801)	$(45,637)

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.30	$0.05	$(0.01)	$(0.69)
Cumulative effect of change in accounting principle	0.01	—	—	—

Basic earnings (loss) per share	$0.31	$0.05	$(0.01)	$(0.69)

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.30	$0.05	$(0.01)	$(0.69)
Cumulative effect of change in accounting principle	0.01	—	—	—

Diluted earnings (loss) per share	$0.31	$0.05	$(0.01)	$(0.69)

(1)	During the quarter ended March 31, 2007, we recognized a net gain of $1.3 million from our sale of wireless licenses in our Peoria, Illinois, Macon-Warner Robins, Georgia and Johnstown, Pennsylvania markets.

(2)	For the three months ended December 31, 2007, we recorded adjustments related to service revenues and interest income previously reported in our 2006 annual and 2007 interim periods. These adjustments resulted from an overstatement of service revenues of $0.4 million in 2006, and $0.7 million and $0.5 million for the quarterly periods ended March 31 and June 30, 2007, respectively, and an overstatement of interest income of $1.0 million and $0.3 million for the quarterly periods ended June 30 and September 30, 2007, respectively. These adjustments resulted in a $2.9 million increase ($0.04 per share) to our net loss for the three months ended December 31, 2007. We assessed the quantitative and qualitative effects of these adjustments on each of our previously reported periods and concluded that the adjustments were not material to any period.

(3)	During the quarter ended September 30, 2006, we recognized a gain of $21.6 million from our sale of wireless licenses and operating assets in our Toledo and Sandusky, Ohio markets.

Quarterly Results of Operations Data (Unaudited)

The following table presents our unaudited condensed consolidated quarterly statement of operations data for 2007 (in thousands) which has been derived from our unaudited condensed consolidated financial statements.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007(1)

Revenues:
Service revenues	$321,691	$347,253	$354,495	$372,228
Equipment revenues	71,734	50,661	55,161	57,580

Total revenues	393,425	397,914	409,656	429,808

Operating expenses:
Cost of service (exclusive of items shown separately below)	(90,440)	(90,559)	(100,907)	(102,222)
Cost of equipment	(122,665)	(90,818)	(97,218)	(95,296)
Selling and marketing	(48,769)	(47,011)	(54,265)	(56,168)
General and administrative	(65,234)	(66,407)	(68,686)	(71,209)
Depreciation and amortization	(68,800)	(72,415)	(77,781)	(83,205)
Impairment of assets	—	—	(1,368)	—

Total operating expenses	(395,908)	(367,210)	(400,225)	(408,100)
Gain (loss) on sale or disposal of assets	940	—	(38)	—

Operating income (loss)	(1,543)	30,704	9,393	21,708
Minority interests in consolidated subsidiaries	1,579	673	182	(617)
Equity in net loss of investee	—	—	(807)	(1,502)
Interest income	5,285	7,134	10,148	6,372
Interest expense	(26,496)	(27,090)	(33,336)	(34,309)
Other expense, net	(637)	—	(4,207)	(1,195)

Income (loss) before income taxes	(21,812)	11,421	(18,627)	(9,543)
Income tax expense	(2,412)	(1,783)	(24,662)	(8,509)

Net income (loss)	$(24,224)	$9,638	$(43,289)	$(18,052)

(1)	See footnote 2 to the “Quarterly Financial Data (Unaudited)” table above.

Performance Measures

In managing our business and assessing our financial performance, management supplements the information provided by financial statement measures with several customer-focused performance metrics that are widely used in the telecommunications industry. These metrics include average revenue per user per month, or ARPU, which measures service revenue per customer; cost per gross customer addition, or CPGA, which measures the average cost of acquiring a new customer; cash costs per user per month, or CCU, which measures the non-selling cash cost of operating our business on a per customer basis; and churn, which measures turnover in our customer base. CPGA and CCU are non-GAAP financial measures. A non-GAAP financial measure, within the meaning of Item 10 of Regulation S-K promulgated by the SEC, is a numerical measure of a company’s financial performance or cash flows that (a) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, which are included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows; or (b) includes amounts, or is subject to adjustments that have the effect of including amounts, which are excluded from the most directly comparable measure so calculated and presented. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of CPGA and CCU to the most directly comparable GAAP financial measures.

ARPU is service revenue divided by the weighted-average number of customers, divided by the number of months during the period being measured. Management uses ARPU to identify average revenue per customer, to track changes in average customer revenues over time, to help evaluate how changes in our business, including changes in our service offerings and fees, affect average revenue per customer, and to forecast future service revenue. In addition, ARPU provides management with a useful measure to compare our subscriber revenue to that of other wireless communications providers. We do not recognize service revenue until payment has been received and services have been provided to the customer. In addition, customers are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Therefore, because our calculation of weighted-average number of customers includes customers who have not paid their last bill and have yet to disconnect service, ARPU may appear lower during periods in which we have significant disconnect activity. We believe investors use ARPU primarily as a tool to track changes in our average revenue per customer and to compare our per customer service revenues to those of other wireless communications providers. Other companies may calculate this measure differently.

CPGA is selling and marketing costs (excluding applicable share-based compensation expense included in selling and marketing expense), and equipment subsidy (generally defined as cost of equipment less equipment revenue), less the net loss on equipment transactions unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. The net loss on equipment transactions unrelated to initial customer acquisition includes the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition. Management uses CPGA to measure the efficiency of our customer acquisition efforts, to track changes in our average cost of acquiring new subscribers over time, and to help evaluate how changes in our sales and distribution strategies affect the cost-efficiency of our customer acquisition efforts. In addition, CPGA provides management with a useful measure to compare our per customer acquisition costs with those of other wireless communications providers. We believe investors use CPGA primarily as a tool to track changes in our average cost of acquiring new customers and to compare our per customer acquisition costs to those of other wireless communications providers. Other companies may calculate this measure differently.

CCU is cost of service and general and administrative costs (excluding applicable share-based compensation expense included in cost of service and general and administrative expense) plus net loss on equipment transactions unrelated to initial customer acquisition (which includes the gain or loss on the sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers)), divided by the weighted-average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense. Management uses CCU as a tool to evaluate the non-selling cash expenses associated with ongoing business operations on a per customer basis, to track changes in these non-selling cash costs over time, and to help evaluate how changes in our business operations affect non-selling cash costs per customer. In addition, CCU provides management with a useful measure to compare our non-selling cash costs per customer with those of other wireless communications providers. We believe investors use CCU primarily as a tool to track changes in our non-selling cash costs over time and to compare our non-selling cash costs to those of other wireless communications providers. Other companies may calculate this measure differently.

Churn, which measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted-average number of customers divided by the number of months during the period being measured. Customers who do not pay their first monthly bill are deducted from our gross customer additions in the month that they are disconnected; as a result, these customers are not included in churn. In addition, customers are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Beginning during the quarter ended June 30, 2007, pay-in-advance customers who ask to terminate their service are disconnected when their paid service period ends, whereas previously these customers were generally disconnected on the date of their request to terminate service. Management uses churn to measure our retention of customers, to measure changes in customer retention over time, and to help evaluate how changes in our business affect customer retention. In addition, churn provides management with a useful measure to compare our customer turnover activity to that of other wireless communications providers. We believe investors use churn primarily as a tool to track changes in our customer retention over time and to compare our customer retention to that of other wireless communications providers. Other companies may calculate this measure differently.

The following tables show metric information for each of the quarterly periods for the years ended 2007, 2006 and 2005:

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

ARPU	$44.81	$44.75	$44.51	$45.57	$44.92
CPGA	$166	$182	$199	$178	$180
CCU	$21.27	$19.87	$21.24	$21.00	$20.84
Churn	3.4%	4.3%	5.2%	4.2%	4.3%

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2006	2006	2006	2006	2006

ARPU	$42.31	$42.30	$42.87	$43.63	$42.81
CPGA	$128	$195	$176	$179	$171
CCU	$19.86	$19.51	$21.05	$20.32	$20.20
Churn	3.3%	3.6%	4.3%	4.1%	3.9%

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2005	2005	2005	2005	2005

ARPU	$39.17	$39.67	$40.43	$40.03	$39.79
CPGA	$126	$134	$140	$156	$140
CCU	$19.17	$18.72	$19.83	$19.03	$19.17
Churn	3.3%	3.9%	4.4%	4.1%	3.9%

Reconciliation of Non-GAAP Financial Measures

We utilize certain financial measures, as described above, that are widely used in the industry but that are not calculated based on GAAP. Certain of these financial measures are considered “non-GAAP” financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.

CPGA — The following tables reconcile total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA (in thousands, except gross customer additions and CPGA):

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

Selling and marketing expense	$48,769	$47,011	$54,265	$56,168	$206,213
Less share-based compensation expense included in selling and marketing expense	(1,001)	(560)	(843)	(926)	(3,330)
Plus cost of equipment	122,665	90,818	97,218	95,296	405,997
Less equipment revenue	(71,734)	(50,661)	(55,161)	(57,580)	(235,136)
Less net loss on equipment transactions unrelated to initial customer acquisition	(4,762)	(2,591)	(5,747)	(4,766)	(17,866)

Total costs used in the calculation of CPGA	$93,937	$84,017	$89,732	$88,192	$355,878
Gross customer additions	565,055	462,434	450,954	496,061	1,974,504

CPGA	$166	$182	$199	$178	$180

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2006	2006	2006	2006	2006

Selling and marketing expense	$29,102	$35,942	$42,948	$51,265	$159,257
Less share-based compensation expense included in selling and marketing expense	(327)	(473)	(637)	(533)	(1,970)
Plus cost of equipment	71,977	65,396	83,457	90,004	310,834
Less equipment revenue	(63,765)	(50,299)	(52,712)	(44,046)	(210,822)
Less net loss on equipment transactions unrelated to initial customer acquisition	(1,247)	(1,139)	(1,822)	(3,988)	(8,196)

Total costs used in the calculation of CPGA	$35,740	$49,427	$71,234	$92,702	$249,103
Gross customer additions	278,370	253,033	405,178	519,229	1,455,810

CPGA	$128	$195	$176	$179	$171

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2005	2005	2005	2005	2005

Selling and marketing expense	$22,995	$24,810	$25,535	$26,702	$100,042
Less share-based compensation expense included in selling and marketing expense	—	(693)	(203)	(125)	(1,021)
Plus cost of equipment	55,804	53,698	61,164	59,854	230,520
Less equipment revenue	(48,967)	(47,914)	(48,287)	(43,687)	(188,855)
Less net loss on equipment transactions unrelated to initial customer acquisition	(4,466)	(4,174)	(5,555)	(4,376)	(18,571)

Total costs used in the calculation of CPGA	$25,366	$25,727	$32,654	$38,368	$122,115
Gross customer additions	201,467	191,288	233,699	245,817	872,271

CPGA	$126	$134	$140	$156	$140

CCU — The following tables reconcile total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU (in thousands, except weighted-average number of customers and CCU):

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

Cost of service	$90,440	$90,559	$100,907	$102,222	$384,128
Plus general and administrative expense	65,234	66,407	68,686	71,209	271,536
Less share-based compensation expense included in cost of service and general and administrative expense	(7,742)	(5,335)	(6,231)	(6,701)	(26,009)
Plus net loss on equipment transactions unrelated to initial customer acquisition	4,762	2,591	5,747	4,766	17,866

Total costs used in the calculation of CCU	$152,694	$154,222	$169,109	$171,496	$647,521
Weighted-average number of customers	2,393,161	2,586,900	2,654,555	2,722,631	2,589,312

CCU	$21.27	$19.87	$21.24	$21.00	$20.84

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2006	2006	2006	2006	2006

Cost of service	$56,210	$61,255	$71,575	$75,122	$264,162
Plus general and administrative expense	49,090	46,576	49,116	51,822	196,604
Less share-based compensation expense included in cost of service and general and administrative expense	(4,165)	(4,215)	(4,426)	(4,949)	(17,755)
Plus net loss on equipment transactions unrelated to initial customer acquisition	1,247	1,139	1,822	3,988	8,196

Total costs used in the calculation of CCU	$102,382	$104,755	$118,087	$125,983	$451,207
Weighted-average number of customers	1,718,349	1,790,232	1,870,204	2,067,122	1,861,477

CCU	$19.86	$19.51	$21.05	$20.32	$20.20

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2005	2005	2005	2005	2005

Cost of service	$50,857	$50,338	$51,139	$51,214	$203,548
Plus general and administrative expense	36,035	42,423	41,306	39,977	159,741
Less share-based compensation expense included in cost of service and general and administrative expense	—	(6,436)	(2,518)	(2,504)	(11,458)
Plus net loss on equipment transactions unrelated to initial customer acquisition	4,466	4,174	5,555	4,376	18,571

Total costs used in the calculation of CCU	$91,358	$90,499	$95,482	$93,063	$370,402
Weighted-average number of customers	1,588,372	1,611,524	1,605,222	1,630,011	1,610,170

CCU	$19.17	$18.72	$19.83	$19.03	$19.17

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments and cash generated from operations. We had a total of $612.6 million in unrestricted cash, cash equivalents and short-term investments as of December 31, 2007. We generated $316.2 million of net cash from operating activities during the year ended December 31, 2007, and we expect that cash from operations will continue to be a significant and increasing source of liquidity as our markets mature and our business continues to grow. We may also generate liquidity through capital markets transactions or by selling assets that are not material to or are not required for our ongoing business operations. We believe that our existing unrestricted cash, cash equivalents and short-term investments, together with cash generated from operations, are sufficient to meet the operating and capital requirements for our current business operations and for the expansion of our business described below.

Our business expansion efforts include our plans to launch additional markets with spectrum licenses that we and Denali License acquired in Auction #66, which will require the expenditure of significant funds to complete the associated construction and fund the initial operating costs. Aggregate capital expenditures for build-out of new markets through their first full year of operation after commercial launch are currently anticipated to be approximately $26.00 per covered POP, excluding capitalized interest. We and Denali License have already begun the build-out of some of our Auction #66 markets. In addition, we also plan to continue to expand our network coverage and capacity in many of our existing markets, allowing us to offer our customers a larger local calling area. As part of this expansion, we deployed approximately 300 new cell sites in our existing markets in 2007 and expect to deploy at least 250 additional cell sites in our existing markets in 2008. As part of our overall expansion plans, we and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008 and expect to cover up to an additional 28 to 50 million POPs by the end of 2010. If U.S. federal government incumbent licensees do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets. If we determine to cover more than 12 million additional POPs during 2008, or if we determine to cover more than 28 million additional POPs by the end of 2010 (or to accelerate the launch of those 28 million POPs), we will need to raise additional debt and/or equity capital to help finance this further expansion. The amount and timing of any capital requirements will depend upon the pace of our planned market expansion.

We may also pursue other strategic activities to build our business, which could include (without limitation) further expansion of our existing market footprint, broader deployment of our higher-speed data service offering, the acquisition of additional spectrum through FCC auctions or private transactions, or entering into partnerships with others to help launch additional markets. If we pursued any of these activities at a significant level, we may need to raise additional funding or re-direct capital otherwise available for the build-out of new markets.

In order to finance business expansion activities, we may raise significant additional capital. This additional funding could consist of debt and/or equity financing from the public and/or private capital markets. The amount, nature and timing of any financing will depend on our operating performance and other circumstances, our then-current commitments and obligations, the amount, nature and timing of our capital requirements and overall market conditions. If we require additional capital to fund or accelerate the pace of any of our business expansion efforts or other strategic activities, including any plans to cover more than 12 million additional POPs during 2008 or more than 28 million additional POPs by the end of 2010, and we were unable to obtain such capital on terms that we found acceptable or at all, we would likely reduce our investments in expansion activities or slow the pace of expansion activities as necessary to match our capital requirements to our available liquidity.

Our total outstanding indebtedness under our Credit Agreement was $886.5 million as of December 31, 2007. Outstanding term loan borrowings under our Credit Agreement must be repaid in 22 quarterly payments of $2.25 million each (which commenced on March 31, 2007) followed by four quarterly payments of $211.5 million (which commence on September 30, 2012). Commencing on November 20, 2007, the term loan under our Credit Agreement bears interest at LIBOR plus 3.0% or the bank base rate plus 2.0%, as selected by us. In addition to our Credit Agreement, we also had $1,100 million in unsecured senior notes due 2014 outstanding as of December 31, 2007. Our $1,100 million in unsecured senior notes have no principal amortization and mature in October 2014. Of the $1,100 million of unsecured senior notes, $750 million principal amount of senior notes bears interest at 9.375% per annum and $350 million principal amount of senior notes (which were issued at a 106% premium) bears interest at an effective rate of 8.6% per annum.

The Credit Agreement and the indenture governing our $1,100 million in unsecured senior notes contain covenants that restrict the ability of Leap, Cricket and the subsidiary guarantors to take certain actions, including incurring additional indebtedness. In addition, under certain circumstances we are required to use some or all of the proceeds we receive from incurring additional indebtedness to pay down outstanding borrowings under our Credit Agreement. If we determine to raise significant additional indebtedness, we may likely seek to amend the Credit Agreement to remove this requirement, although we cannot assure you that we will be successful in doing so.

Our Credit Agreement also contains financial covenants with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding or requested, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. As of December 31, 2007, we had $200 million available for borrowing under our revolving credit facility. If we pursue any business expansion activities at a significant level in 2008 beyond covering up to an additional 12 million POPs, including significant activities to launch additional covered POPs, further expand our existing market footprint or pursue the broader deployment of our higher-speed data service offering, such significant expansion activity could increase our minimum consolidated fixed charge coverage ratio and prevent us from borrowing under the revolving credit facility for several quarters. We do not intend to pursue such significant business expansion activities unless we believe we have sufficient liquidity to support the operating and capital requirements for our business and any such expansion activities without drawing on the revolving credit facility.

The Credit Agreement also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board and the occurrence of a “change of control” under any of our other credit instruments. The restatements of our historical consolidated financial statements as described in Note 2 to our consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (filed with the SEC on December 26, 2007) and the associated delay in filing our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 resulted in defaults and potential defaults under our Credit Agreement that were subsequently waived by the required lenders. The restatements did not affect our compliance with our financial covenants, and we were in compliance with these covenants as of December 31, 2007.

Although our significant outstanding indebtedness results in certain risks to our business that could materially affect our financial condition and performance, we believe that these risks are manageable and that we are taking appropriate actions to monitor and address them. For example, in connection with our financial planning process and capital raising activities, we seek to maintain an appropriate balance between our debt and equity capitalization and we review our business plans and forecasts to monitor our ability to service our debt and to comply with the covenants in our Credit Agreement and unsecured senior notes indenture. In addition, as the new markets that we have launched over the past few years continue to develop and our existing markets mature, we expect that increased cash flows from such new and existing markets will result in improvements in our leverage ratio and other ratios underlying our financial covenants, although capital expenditures in existing markets may adversely affect our fixed charge coverage ratio. Our $1,100 million of unsecured senior notes bear interest at a fixed rate and we have entered into interest rate swap agreements covering $355 million of outstanding debt under our term loan, which help to mitigate our exposure to interest rate fluctuations. Due to the fixed rate on our $1,100 million in unsecured senior notes and our interest rate swaps, approximately 72% of our total indebtedness accrues interest at a fixed rate. In light of the actions described above, our expected cash flows from operations, and our ability to reduce our investments in expansion activities or slow the pace of our expansion activities as necessary to match our capital requirements to our available liquidity, management believes that it has the ability to effectively manage our levels of indebtedness and address the risks to our business and financial condition related to our indebtedness.

Cash Flows

The following table shows cash flow information for the three years ended December 31, 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,
	2007	2006	2005

Net cash provided by operating activities	$316,181	$289,871	$308,280
Net cash used in investing activities	(622,728)	(1,550,624)	(332,112)
Net cash provided by financing activities	367,072	1,340,492	175,764

Operating Activities

Net cash provided by operating activities increased by $26.3 million, or 9.1%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. This increase was primarily attributable to higher depreciation, which more than offset the increase in our pretax loss.

Net cash provided by operating activities decreased by $18.4 million, or 6.0%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. This decrease was primarily attributable to the decrease in our net income offset by higher depreciation and amortization expense.

Net cash provided by operating activities increased by $117.9 million, or 61.9%, for the year ended December 31, 2005 compared to the corresponding period of the prior year. The increase was primarily attributable to higher net income (net of income from reorganization items, depreciation and amortization expense and non-cash share-based compensation expense) and the timing of payments on accounts payable for the year ended December 31, 2005, partially offset by interest payments on our 13% senior secured pay-in-kind notes and FCC debt.

Investing Activities

Net cash used in investing activities was $622.7 million for the year ended December 31, 2007, which included the effects of the following transactions:

•	During January 2007, we completed the sale of three wireless licenses that we were not using to offer commercial service for an aggregate sales price of $9.5 million.

•	During March 2007, Cricket acquired the remaining 25% of the membership interests in ANB 1 for $4.7 million, following ANB’s exercise of its option to sell its entire 25% controlling interest in ANB 1 to Cricket.

•	During the year ended December 31, 2007, we purchased approximately 20% of the outstanding membership units of a regional wireless service provider for an aggregate purchase price of $19.0 million.

•	During the year ended December 31, 2007, we made investment purchases of $642.5 million from proceeds received from the issuances of our unsecured senior notes due 2014, offset by sales or maturities of investments of $531.0 million.

•	During the year ended December 31, 2007, we and our consolidated joint ventures purchased $504.8 million of property and equipment for the build-out of our new markets and the expansion and improvement of our existing markets.

Net cash used in investing activities was $1,550.6 million for the year ended December 31, 2006, which included the effects of the following transactions:

•	During July and October 2006, we paid to the FCC $710.2 million for the purchase of 99 licenses acquired in Auction #66, and Denali License paid $274.1 million as a deposit for a license it subsequently purchased in Auction #66.

•	During November 2006, we purchased 13 wireless licenses in North Carolina and South Carolina for an aggregate purchase price of $31.8 million.

•	During the year ended December 31, 2006, we, ANB 1 License and LCW Operations made over $590 million in purchases of property and equipment for the build-out of new markets.

Net cash used in investing activities was $332.1 million for the year ended December 31, 2005, which included the effects of the following transactions:

•	During the year ended December 31, 2005, we paid $208.8 million for the purchase of property and equipment.

•	During the year ended December 31, 2005, subsidiaries of Cricket and ANB 1 paid $244.0 million for the purchase of wireless licenses, partially offset by proceeds received of $108.8 million from the sale of wireless licenses and operating assets.

Financing Activities

Net cash provided by financing activities was $367.1 million for the year ended December 31, 2007, which included the effects of the following transactions:

•	During the year ended December 31, 2007, we made payments of $5.2 million on our capital lease obligations relating to software licenses.

•	During the year ended December 31, 2007, we issued an additional $350 million of unsecured senior notes due 2014 at an issue price of 106% of the principal amount, which resulted in gross proceeds of $371 million, offset by payments of $9.0 million on our $895.5 million senior secured term loan.

•	During the year ended December 31, 2007, we issued common stock upon the exercise of stock options held by our employees and upon employee purchases of common stock under our Employee Stock Purchase Plan, resulting in aggregate net proceeds of $9.7 million.

Net cash provided by financing activities was $1,340.5 million for the year ended December 31, 2006, which included the effects of the following transactions:

•	In June 2006, we replaced our previous $710 million senior secured credit facility with a new amended and restated senior secured credit facility consisting of a $900 million term loan and a $200 million revolving credit facility. The replacement term loan generated net proceeds of approximately $307 million, after repayment of the principal balances of the old term loan and prior to the payment of fees and expenses. See “— Senior Secured Credit Facilities — Cricket Communications” below.

•	In October 2006, we physically settled 6,440,000 shares of Leap common stock pursuant to our forward sale agreements and received aggregate cash proceeds of $260 million (before expenses) from such physical settlements. See “— Forward Sale Agreements” below.

•	In October 2006, we borrowed $570 million under our $850 million unsecured bridge loan facility to finance a portion of the remaining amounts owed by us and Denali License to the FCC for Auction #66 licenses.

•	In October 2006, we issued $750 million of 9.375% senior notes due 2014, and we used a portion of the approximately $739 million of cash proceeds (after commissions and before expenses) from the sale to repay our outstanding obligations, including accrued interest, under our bridge loan facility. Upon repayment of our outstanding indebtedness, the bridge loan facility was terminated. See “— Senior Notes” below.

•	In October 2006, LCW Operations entered into a senior secured credit agreement consisting of two term loans for $40 million in the aggregate. The loans bear interest at LIBOR plus the applicable margin ranging from 2.70% to 6.33% and must be repaid in varying quarterly installments beginning in 2008, with the final payment due in 2011. The loans are non-recourse to Leap, Cricket and their other subsidiaries. See “— Senior Secured Credit Facilities — LCW Operations” below.

Net cash provided by financing activities for the year ended December 31, 2005 was $175.8 million, which consisted primarily of borrowings under our term loan of $600 million, less repayments of our FCC debt of $40 million and pay-in-kind notes of $372.7 million.

Senior Secured Credit Facilities

Cricket Communications

The senior secured credit facility under our Credit Agreement consists of a six year $895.5 million term loan and an undrawn $200 million revolving credit facility. As of December 31, 2007, the outstanding indebtedness was $886.5 million.

Outstanding borrowings under the term loan must be repaid in 22 quarterly payments of $2.25 million each (which commenced on March 31, 2007) followed by four quarterly payments of $211.5 million (which commence on September 30, 2012).

As of December 31, 2007, the interest rate on the term loan was the London Interbank Offered Rate (LIBOR) plus 3.00% or the bank base rate plus 2.00%, as selected by Cricket. This represents an increase of 25 basis points to the interest rate applicable to the term loan borrowings in effect on December 31, 2006. As more fully described in Note 6 to the consolidated financial statements included elsewhere in this prospectus, on November 20, 2007, we entered into a second amendment, or the Second Amendment, to our Credit Agreement, in which the lenders waived defaults and potential defaults under the Credit Agreement arising from our breach and potential breach of representations regarding the presentation of our prior consolidated financial statements and the associated delay in filing our Quarterly Report on Form 10-Q for the three months ended September 30, 2007. In connection with this waiver, the Second Amendment also amended the applicable interest rates to term loan borrowings and our revolving credit facility.

At December 31, 2007, the effective interest rate on our term loan under the Credit Agreement was 7.9%, including the effect of interest rate swaps. The terms of the Credit Agreement require us to enter into interest rate swap agreements in a sufficient amount so that at least 50% of our outstanding indebtedness for borrowed money bears interest at a fixed rate. We have entered into interest rate swap agreements with respect to $355 million of our debt. These swap agreements effectively fix the LIBOR interest rate on $150 million of our indebtedness at 8.3% and $105 million of our indebtedness at 7.3% through June 2009 and $100 million of indebtedness at 8.0% through September 2010. The fair value of the swap agreements at December 31, 2007 and 2006 was an aggregate loss of $7.2 million and an aggregate gain of $3.2 million, respectively, and was recorded in other liabilities and other assets, respectively, in the consolidated balance sheets.

Outstanding borrowings under the revolving credit facility, to the extent that there are any borrowings, are due in June 2011. As of December 31, 2007, the revolving credit facility was undrawn. The commitment of the lenders under the revolving credit facility may be reduced in the event mandatory prepayments are required under our Credit Agreement. As of December 31, 2007, borrowings under the revolving credit facility accrued interest at LIBOR plus 3.00% or the bank base rate plus 2.00%, as selected by Cricket. This represents an increase of 25 basis points to the interest rate applicable to the revolving credit facility in effect on December 31, 2006, which increase was made under the Second Amendment, as described above.

The facilities under the Credit Agreement are guaranteed by us and all of our direct and indirect domestic subsidiaries (other than Cricket, which is the primary obligor, and LCW Wireless and Denali and their respective subsidiaries) and are secured by substantially all of the present and future personal property and real property owned by us, Cricket and such direct and indirect domestic subsidiaries. Under the Credit Agreement, we are subject to certain limitations, including limitations on our ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, we will be required to pay down the facilities under certain circumstances if we issue debt, sell assets or property, receive certain extraordinary receipts or generate excess cash flow (as defined in the Credit Agreement). We are also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding or requested, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio.

As of December 31, 2007, we had $200 million available for borrowing under our revolving credit facility. If we pursue any business expansion activities at a significant level in 2008 beyond covering up to an additional 12 million POPs, including significant activities to launch additional covered POPs, further expand our existing market footprint or pursue the broader deployment of our higher-speed data service offering, such significant expansion activity could increase our minimum consolidated fixed charge coverage ratio and prevent us from borrowing under the revolving credit facility for several quarters. We do not intend to pursue such significant business expansion activities unless we believe we have sufficient liquidity to support the operating and capital requirements for our business and any such expansion activities without drawing on the revolving credit facility.

The Credit Agreement also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board and the occurrence of a “change of control” under any of our other credit instruments. In addition to investments in the Denali joint venture, the Credit Agreement allows us to invest up to $85 million in LCW Wireless and its subsidiaries and up to $150 million plus an amount equal to an available cash flow basket in other joint ventures, and allows us to provide limited guarantees for the benefit of Denali, LCW Wireless and other joint ventures.

The restatements of our historical consolidated financial statements as described in Note 2 to our consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (filed with the SEC on December 26, 2007) and the associated delay in filing our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 resulted in defaults and potential defaults under our Credit Agreement that were subsequently waived by the required lenders. The restatements did not affect our compliance with our financial covenants, and we were in compliance with these covenants as of December 31, 2007.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) participated in the syndication of the term loan in an amount equal to $222.9 million. Additionally, Highland Capital Management continues to hold a $40 million commitment under the $200 million revolving credit facility.

LCW Operations

LCW Operations has a senior secured credit agreement consisting of two term loans for $40 million in the aggregate. The loans bear interest at LIBOR plus the applicable margin ranging from 2.7% to 6.3%. At December 31, 2007, the effective interest rate on the term loans was 9.1%, and the outstanding indebtedness was $40 million. In January 2007, LCW Operations entered into an interest rate cap agreement which effectively caps the three month LIBOR interest rate at 7.0% with respect to $20 million of its outstanding borrowings. The obligations under the loans are guaranteed by LCW Wireless and LCW Wireless License, LLC (and are non-recourse to Leap, Cricket and their other subsidiaries). Outstanding borrowings under the term loans must be repaid in varying quarterly installments starting in June 2008, with an aggregate final payment of $24.5 million due in June 2011. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt, sell assets or generate excess cash flow. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to EBITDA, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things. LCW was in compliance with the covenants as of December 31, 2007.

Forward Sale Agreements

In August 2006, in connection with a public offering of Leap common stock, Leap entered into forward sale agreements for the sale of an aggregate of 6,440,000 shares of its common stock, including an amount equal to the underwriters’ over-allotment option in the public offering (which was fully exercised). The initial forward sale price was $40.11 per share, which was equivalent to the public offering price less the underwriting discount, and was subject to daily adjustment based on a floating interest factor equal to the federal funds rate, less a spread of 1.0%. In October 2006, Leap issued 6,440,000 shares of its common stock to physically settle its forward sale agreements and received aggregate cash proceeds of $260 million (before expenses) from such physical settlements. Upon such full settlement, the forward sale agreements were fully performed.

Senior Notes

In October 2006, Cricket issued $750 million of unsecured senior notes due in 2014 in a private placement to institutional buyers. During the second quarter of 2007, we offered to exchange the notes for identical notes that had been registered with the SEC, and all notes were tendered for exchange.

The notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears, which interest payments commenced in May 2007. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap’s, Cricket’s and the guarantors’ general senior unsecured obligations and rank equally in right of payment with all of Leap’s, Cricket’s and the guarantors’ existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap’s, Cricket’s and the guarantors’ existing and future secured obligations, including those under our Credit Agreement, to the extent of the value of the assets securing such obligations, as well as to future liabilities of Leap’s and Cricket’s subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap’s, Cricket’s and the guarantors’ future subordinated indebtedness.

Prior to November 1, 2009, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to November 1, 2010, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at November 1, 2010 plus (2) all remaining required interest payments due on such notes through November 1, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after November 1, 2010, at a redemption price of 104.688% and 102.344% of the principal amount thereof if redeemed during the twelve months ending October 31, 2011 and 2012, respectively, or at 100% of the principal amount thereof if redeemed during the twelve months ending October 31, 2013 or thereafter, plus accrued and unpaid interest.

If a “change of control” occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries, and a change in a majority of the members of Leap’s board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest.

The indenture governing the notes limits, among other things, our ability to: incur additional debt; create liens or other encumbrances; place limitations on distributions from restricted subsidiaries; pay dividends; make investments; prepay subordinated indebtedness or make other restricted payments; issue or sell capital stock of restricted subsidiaries; issue guarantees; sell assets; enter into transactions with our affiliates; and make acquisitions or merge or consolidate with another entity.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) purchased an aggregate of $25 million principal amount of unsecured senior notes in the October 2006 private placement. In March 2007, these notes were sold by the Highland entities to a third party.

In June 2007, Cricket issued an additional $350 million of unsecured senior notes due 2014 in a private placement to institutional buyers at an issue price of 106% of the principal amount. These notes are an additional issuance of the 9.375% unsecured senior notes due 2014 discussed above and are treated as a single class with these notes. The terms of these additional notes are identical to the existing notes, except for certain applicable transfer restrictions. The $21 million premium that we received in connection with the issuance of the notes has been recorded in long-term debt in the consolidated financial statements included elsewhere in this prospectus and will be amortized as a reduction to interest expense over the term of the notes. At December 31, 2007, the effective interest rate on the $350 million of unsecured senior notes was 8.6%, which included the effect of the premium amortization.

In connection with the private placement of the additional senior notes, we entered into a registration rights agreement with the purchasers in which we agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. We must use reasonable best efforts to file such registration statement within 150 days after the issuance of the notes, have the registration statement declared effective within 270 days after the issuance of the notes and then consummate any exchange offer within 30 business days after the effective date of the registration statement. In the event that the registration statement is not filed or declared effective or the exchange offer is not consummated within these deadlines, the agreement provides that additional interest will accrue on the principal amount of the notes at a rate of 0.50% per annum during the 90-day period immediately following any of these events and will increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.50% per annum. There are no other alternative settlement methods and, other than the 1.50% per annum maximum penalty rate, the agreement contains no limit on the maximum potential amount of penalty interest that could be paid in the event we do not meet the registration statement filing requirements. Due to the restatement of our historical consolidated financial results during the fourth quarter of 2007, we were unable to file the registration statement within 150 days after issuance of the notes. Based on the filing date of this registration statement and the penalty rate applicable to the associated registration default event, we have accrued additional interest expense of approximately $1.2 million as of the date of this registration statement.

System Equipment Purchase Agreements

In June 2007, we entered into certain system equipment purchase agreements. The agreements generally have a term of three years pursuant to which we agreed to purchase and/or license wireless communications systems, products and services designed to be AWS functional at a current estimated cost to us of approximately $266 million, which commitments are subject, in part, to the necessary clearance of spectrum in the markets to be built. Under the terms of the agreements, we are entitled to certain pricing discounts, credits and incentives, which the discounts, credits and incentives are subject to our achievement of our purchase commitments, and to certain technical training for our personnel. If the purchase commitment levels per the agreements are not achieved, we may be required to refund previous credits and incentives we applied to historical purchases.

Capital Expenditures and Other Asset Acquisitions and Dispositions

Capital Expenditures

As part of our market expansion plans, we and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008 and expect to cover up to an additional 28 to 50 million POPs by the end of 2010 (see below, under “— Auction #66 Properties and Build-Out Plans”). Aggregate capital expenditures for build-out of new markets through their first full year of operation after commercial launch are currently anticipated to be approximately $26.00 per covered POP, excluding capitalized interest. The amount and timing of any capital requirements will depend upon the pace of our planned market expansion. Ongoing capital expenditures to support the growth and development of our markets after their first year of commercial operation are expected to be in the mid-teens as a percentage of service revenue.

During the year ended December 31, 2007, we and our consolidated joint ventures made approximately $504.8 million in capital expenditures. These capital expenditures were primarily for: (i) the build-out of new markets, including related capitalized interest, (ii) expansion and improvement of our and their existing wireless networks, and (iii) expenditures for EvDO technology.

During the year ended December 31, 2006, we, ANB 1 License and LCW Operations made $591.3 million in capital expenditures. These capital expenditures were primarily for: (i) expansion and improvement of our existing wireless network, (ii) the build-out and launch of our new markets, (iii) costs incurred by ANB 1 License and LCW Operations in connection with the build-out of their new markets, and (iv) expenditures for EvDO technology.

During the year ended December 31, 2005, we and ANB 1 License made $208.8 million in capital expenditures. These capital expenditures were primarily for: (i) expansion and improvement of our existing wireless network, (ii) the build-out and launch of the Fresno, California market and the related expansion and network change-out of our existing Visalia and Modesto/Merced markets, (iii) costs associated with the build-out of our new markets, (iv) costs incurred by ANB 1 License in connection with the build out of its new markets and (v) initial expenditures for EvDO technology.

Auction #66 Properties and Build-Out Plans

In December 2006, we completed the purchase of 99 wireless licenses in Auction #66 covering 124.9 million POPs (adjusted to eliminate duplication among certain overlapping Auction #66 licenses) for an aggregate purchase price of $710.2 million. In April 2007, Denali License completed the purchase of one wireless license in Auction #66 covering 59.9 million POPs (which includes markets covering 5.8 million POPs which overlap with certain licenses we purchased in Auction #66) for a net purchase price of $274.1 million. We and Denali License have already begun the build-out of some of our Auction #66 markets. As part of our market expansion plans, we and Denali License expect to cover 12 to 28 million additional POPs by the end of 2008 and expect to cover 28 to 50 million additional POPs by 2010. If U.S. federal government incumbent licensees do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets. The licenses we and Denali License purchased in Auction #66, together with the licenses we currently own, provide 20 MHz coverage and the opportunity to offer enhanced data services in almost all markets that we currently operate or are building out, assuming Denali License were to make available to us certain of its spectrum.

Other Acquisitions and Dispositions

In January 2007, we completed the sale of three wireless licenses that we were not using to offer commercial service for an aggregate sales price of $9.5 million, resulting in a net gain of $1.3 million.

In June and August 2007, we purchased approximately 20% of the outstanding membership units of a regional wireless service provider for an aggregate purchase price of $18.0 million. In October 2007, we contributed an additional $1.0 million. We use the equity method to account for our investment. Our equity in net earnings or losses are recorded two months in arrears to facilitate the timely inclusion of such equity in net earnings or losses in our consolidated financial statements. During the year ended December 31, 2007, our share of net losses of the entity was $2.3 million.

In December 2007, we agreed to purchase Hargray Communications Group’s wireless subsidiary for $30 million. This subsidiary owns a 15 MHz wireless license covering approximately 0.8 million POPs and operates a wireless business in Georgia and South Carolina, which complements our existing market in Charleston, South Carolina. Completion of this transaction is subject to customary closing conditions, including FCC approval. The FCC issued its approval of the transaction in February 2008, but this approval has not yet become final.

In January 2008, we agreed to exchange an aggregate of 20 MHz of disaggregated spectrum under certain of our existing PCS licenses in Tennessee, Georgia and Arkansas for an aggregate of 30 MHz of disaggregated and partitioned spectrum in New Jersey and Mississippi under certain of Sprint Nextel’s existing wireless licenses. Completion of this transaction is subject to customary closing conditions, including FCC approval. The FCC issued its approval of the transaction in March 2008, but this approval has not yet become final.

Contractual Obligations

The following table sets forth our best estimates as to the amounts and timing of minimum contractual payments for some of our contractual obligations as of December 31, 2007 for the next five years and thereafter (in thousands). Future events, including refinancing of our long-term debt, could cause actual payments to differ significantly from these amounts.
.

	2008	2009-2010	2011-2012	Thereafter	Total

Long-term debt(1)	$12,748	$35,093	$469,008	$1,529,451	$2,046,300
Capital leases(2)	16,716	33,432	4,932	6,458	61,538
Operating leases	121,712	242,658	230,206	461,518	1,056,094
Purchase obligations(3)	291,032	128,034	16,197	1,877	437,140
Contractual interest(4)	174,852	346,610	334,546	206,742	1,062,750

Total	$617,060	$785,827	$1,054,889	$2,206,046	$4,663,822

(1)	Amounts shown for Cricket’s long-term debt include principal only. Interest on the debt, calculated at the current interest rate, is stated separately.

(2)	Amounts shown for our capital leases include principal and interest.

(3)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms including (a) fixed or minimum quantities to be purchased, (b) fixed, minimum or variable price provisions, and (c) the approximate timing of the transaction.

(4)	Contractual interest is based on the current interest rates in effect at December 31, 2007, after giving effect to our interest rate swaps, for debt outstanding as of that date.

The table above also does not include the following contractual obligations relating to LCW Wireless: (1) Cricket’s obligation to pay up to $3.0 million to WLPCS if WLPCS exercises its right to sell its membership interest in LCW Wireless to Cricket, and (2) Cricket’s obligation to pay to CSM an amount equal to CSM’s pro rata share of the fair value of the outstanding membership interests in LCW Wireless, determined either through an appraisal or based on a multiple equal to Leap’s enterprise value divided by its adjusted EBITDA and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless, if CSM exercises its right to sell its membership interest in LCW Wireless to Cricket.

The table above does not include the following contractual obligations relating to Denali: (1) Cricket’s obligation to loan to Denali License an amount equal to $0.75 times the aggregate number of POPs covered by the wireless license acquired by Denali License in Auction #66, approximately $38.5 million of which is unused, and (2) Cricket’s payment of an amount equal to DSM’s equity contributions in cash to Denali plus a specified return to DSM, if DSM offers to sell its membership interest in Denali to Cricket on or following the fifth anniversary of the initial grant to Denali License of any wireless licenses it acquires in Auction #66 and if Cricket accepts such offer.

The table above also does not include Cricket’s contingent obligation to fund an additional $4.2 million of the operations of a regional wireless service provider of which it owns approximately 20% of the outstanding membership units.

Short-Term Investments

As of December 31, 2007, through our non-controlled consolidated subsidiary, Denali, we held investments in asset-backed commercial paper, which were purchased as highly rated investment grade securities, with a par value of $32.9 million. These securities, which are collateralized, in part, by residential mortgages, have declined in value. As a result, we recognized an other-than-temporary impairment loss related to these investments in asset-backed commercial paper of approximately $5.4 million to other income (expense), net, in our consolidated statements of operations during the year ended December 31, 2007 to bring the carrying value to $27.5 million. The impairment loss was calculated based on market valuations provided by our investment broker as well as an analysis of the underlying collateral.

As of January 31, 2008, after an additional $11.3 million in asset-backed commercial paper matured, we held investments in asset-backed commercial paper with a par value of $21.6 million. During January 2008, the value of these securities declined by an additional $0.9 million to bring the carrying value to $15.3 million. Additionally, during January, we liquidated our remaining investments in auction rate securities. We did not realize any losses on the sale or maturity of these auction rate securities. Future volatility and uncertainty in the financial markets could result in additional losses.

Off-Balance Sheet Arrangements

We do not have and have not had any material off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R), which expands the definition of a business and a business combination, requires the fair value of the purchase price of an acquisition including the issuance of equity securities to be determined on the acquisition date, requires that all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date, requires that acquisition costs generally be expensed as incurred, requires that restructuring costs generally be expensed in periods subsequent to the acquisition date, and requires changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. We will be required to adopt SFAS 141(R) on January 1, 2009. We are currently evaluating what impact, if any, SFAS 141(R) may have on our consolidated financial statements; however, since we have significant deferred tax assets recorded through fresh-start reporting for which full valuation allowances were recorded at the date of our emergence from bankruptcy, this standard could materially affect our results of operations if changes in the valuation allowances occur once we adopt the standard.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51,” or SFAS 160, which changes the accounting and reporting for minority interests such that minority interests will be recharacterized as noncontrolling interests and will be required to be reported as a component of equity, and requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interest sold, as well as any interest retained, to be recorded at fair value with any gain or loss recognized in earnings. We will be required to adopt SFAS 160 on January 1, 2009. We are currently evaluating what impact SFAS 160 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115,” or SFAS 159, which permits all entities to choose, at specified election dates, to measure eligible items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. We will be required to adopt SFAS 159 in the first quarter of 2008. We are currently evaluating what impact, if any, SFAS 159 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, which defines fair value for accounting purposes, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America and expands disclosure regarding fair value measurements. In February 2008, the FASB deferred for one year the requirement to adopt SFAS 157 for nonfinancial assets and liabilities that are not remeasured on a recurring basis. However, we will be required to adopt SFAS 157 in the first quarter of 2008 with respect to financial assets and liabilities and nonfinancial assets and liabilities that are remeasured at fair value on a recurring basis. We do not expect adoption of SFAS 157 to have a material impact to our consolidated financial statements with respect to financial assets and liabilities and nonfinancial assets and liabilities that are remeasured on a recurring basis and we are currently evaluating what impact SFAS 157 will have on our consolidated financial statements with respect to nonfinancial assets and liabilities that are not remeasured on a recurring basis.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk.  The terms of our Credit Agreement require us to enter into interest rate swap agreements in a sufficient amount so that at least 50% of our total outstanding indebtedness for borrowed money bears interest at a fixed rate. As of December 31, 2007, approximately 72% of our indebtedness for borrowed money accrued interest at a fixed rate. The fixed rate debt consisted of $1,100 million of unsecured senior notes which bear interest at a fixed rate of 9.375% per year. In addition, $355 million of the $886.5 million in outstanding floating rate debt under our Credit Agreement is covered by interest rate swap agreements. As of December 31, 2007, we had interest rate swap agreements with respect to $355 million of our debt which effectively fixed the LIBOR interest rate on $150 million of indebtedness at 8.3% and $105 million of indebtedness at 7.3% through June 2009 and which effectively fixed the LIBOR interest rate on $100 million of additional indebtedness at 8.0% through September 2010. In addition to the outstanding floating rate debt under our Credit Agreement, LCW Operations had $40 million in outstanding floating rate debt as of December 31, 2007, consisting of two term loans. In January 2007, LCW Operations entered into an interest rate cap agreement which effectively caps the three month LIBOR interest rate at 7.0% on $20 million of its outstanding borrowings.

As of December 31, 2007, net of the effect of these interest rate swap agreements, our outstanding floating rate indebtedness totaled approximately $571.5 million. The primary base interest rate is three month LIBOR plus an applicable margin. Assuming the outstanding balance on our floating rate indebtedness remains constant over a year, a 100 basis point increase in the interest rate would decrease pre-tax income, or increase pre-tax loss, and cash flow, net of the effect of the interest rate swap agreements, by approximately $5.7 million.

As described in Note 6 to the consolidated financial statements included elsewhere in this prospectus, we amended our Credit Agreement on November 20, 2007. This Second Amendment increased the primary base interest rate for our term loan to three month LIBOR plus a margin of 3.0% beginning on November 20, 2007. In addition, in connection with the execution of the Second Amendment, we paid a fee equal to 25 basis points on the aggregate principal amount of the commitments and loans of each lender that executed the Second Amendment on or before 5:00 p.m. on November 19, 2007, together with the legal expenses of the administrative agent, which represented an aggregate payment of $2.7 million.

Hedging Policy.  Our policy is to maintain interest rate hedges to the extent that we believe them to be fiscally prudent, and as required by our credit agreements. We do not engage in any hedging activities for speculative purposes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC and that such information is accumulated and communicated to management, including our CEO and CFO as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management, with participation by our CEO and CFO, has designed our disclosure controls and procedures to provide reasonable assurance of achieving desired objectives. Currently, our CEO, S. Douglas Hutcheson, is also serving as acting CFO. As required by SEC Rule 13a-15(b), in connection with filing our Annual Report on Form 10-K for the year ended December 31, 2007, management conducted an evaluation, with the participation of our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2007, the end of the period covered by that report. Based upon that evaluation, our CEO and CFO concluded that a material weakness, as discussed below, existed in our internal control over financial reporting as of December 31, 2007. As a result of this material weakness, our CEO and CFO concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2007.

In light of the material weakness referred to above, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 (including interim periods therein) are fairly presented, in all material respects, in accordance with GAAP.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of internal control over financial reporting, management identified the following material weakness as of December 31, 2007:

•	There were deficiencies in our internal controls over the existence, completeness and accuracy of revenues, cost of revenues and deferred revenues. Specifically, the design of controls over the preparation and review of the account reconciliations and analysis of revenues, cost of revenues and deferred revenues did not detect the errors in revenues, cost of revenues and deferred revenues. A contributing factor was the ineffective operation of our user acceptance testing (i.e., ineffective testing) of changes made to our revenue and billing systems in connection with the introduction or modification of service offerings. This material weakness resulted in the accounting errors which caused us to restate our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 (including interim periods therein), for the period from August 1, 2004 to December 31, 2004 and for the period from January 1, 2004 to July 31, 2004, and our condensed consolidated financial statements as of and for the quarterly periods ended June 30, 2007 and March 31, 2007. In addition, this material weakness resulted in an adjustment recorded in the three months ended December 31, 2007, which we determined was not material to our previously reported 2006 annual or 2007 interim periods. The material weakness described above could result in a misstatement of revenues, cost of revenues and deferred revenues that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected on a timely basis.

In light of the material weakness described above, and based on the criteria set forth in Internal Control — Integrated Framework issued by the COSO, our management concluded our internal control over financial reporting was not effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Management’s Remediation Initiatives

We are in the process of actively addressing and remediating the material weakness in internal control over financial reporting described above. Elements of our remediation plan can only be accomplished over time. We have taken and are taking the following actions to remediate the material weakness described above:

•	During the fiscal quarter ended December 31, 2007, we performed a detailed review of our billing and revenue systems, and processes for recording revenue. We also began and continue to implement stronger account reconciliations and analyses surrounding our revenue recording processes which are designed to detect any material errors in the completeness and accuracy of the underlying data.

•	We intend to design and implement automated enhancements to our billing and revenue systems to reduce the need for manual processes and estimates and thereby streamline the processes for ensuring revenue is recorded only when payment is received and services are provided.

•	We intend to further improve our user acceptance testing related to system changes by ensuring the user acceptance testing encompasses a complete population of scenarios of possible customer activity.

•	We intend to hire additional personnel with the appropriate skills, training and experience in the areas of revenue accounting and assurance. We have conducted and will conduct further training of our accounting and finance personnel with respect to our significant accounting policies and procedures.

Management has developed and presented to the Audit Committee a plan and timetable for the implementation of the remediation measures described above (to the extent not already implemented), and the Committee intends to monitor such implementation. We believe that the actions described above will remediate the material weakness we have identified and strengthen our internal control over financial reporting. As we improve our internal control over financial reporting and implement remediation measures, we may determine to supplement or modify the remediation measures described above.

BUSINESS

We are a wireless communications carrier that offers digital wireless service in the U.S. under the “Cricket” brand. Our Cricket service offers customers unlimited wireless service for a flat monthly rate without requiring a fixed-term contract or credit check.

Cricket service is offered by Cricket, a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Operations, a designated entity under FCC regulations. Cricket owns an indirect 73.3% non-controlling interest in LCW Operations through a 73.3% non-controlling interest in LCW Wireless. Cricket also owns an 82.5% non-controlling interest in Denali, which purchased a wireless license in Auction #66 covering the upper mid-west portion of the U.S. as a designated entity through its wholly owned subsidiary, Denali License. We consolidate our interests in LCW Wireless and Denali in accordance with FIN No. 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and we will absorb a majority of their expected losses.

Leap was formed as a Delaware corporation in 1998. Leap’s shares began trading publicly in September 1998 and we launched our innovative Cricket service in March 1999. On April 13, 2003, we filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. On August 16, 2004, our plan of reorganization became effective and we emerged from Chapter 11 bankruptcy. On that date, a new board of directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock for distribution to two classes of creditors. See “— Chapter 11 Proceedings Under the Bankruptcy Code.” On June 29, 2005, Leap’s common stock became listed for trading on the NASDAQ National Market (now known as the NASDAQ Global Market) under the symbol “LEAP.” Effective July 1, 2006, Leap’s common stock became listed for trading on the NASDAQ Global Select Market, also under the symbol “LEAP.” Leap conducts operations through its subsidiaries and has no independent operations or sources of operating revenue other than through dividends, if any, from its subsidiaries.

Cricket Business Overview

Cricket Service

At December 31, 2007, Cricket service was offered in 23 states and had approximately 2.9 million customers. As of December 31, 2007, we, LCW License (a wholly owned subsidiary of LCW Wireless) and Denali License owned wireless licenses covering an aggregate of 186.5 million POPs (adjusted to eliminate duplication from overlapping licenses). The combined network footprint in our operating markets covered approximately 54 million POPs at the end of 2007, which includes new markets launched in 2007 and incremental POPs attributed to ongoing footprint expansion. The licenses we and Denali License purchased in Auction #66, together with the existing licenses we own, provide 20 MHz of coverage and the opportunity to offer enhanced data services in almost all markets in which we currently operate or are building out, assuming Denali License were to make available to us certain of its spectrum.

In addition to the approximately 54 million POPs we covered at the end of 2007 with our combined network footprint, we estimate that we and Denali License hold licenses in markets that cover up to approximately 85 million additional POPs that are suitable for Cricket service, and we and Denali License have already begun the build-out of the Auction #66 markets. We and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008, bringing total covered POPs to between 66 and 82 million by the end of 2008. We and Denali License may also develop some of the licenses covering these additional POPs through partnerships with others.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets.

We continue to seek additional opportunities to enhance our current market clusters and expand into new geographic markets by participating in FCC spectrum auctions, by acquiring spectrum and related assets from third parties, and/or by participating in new partnerships or joint ventures. We also expect to continue to look for opportunities to optimize the value of our spectrum portfolio. Because some of the licenses that we and Denali License hold include large regional areas covering both rural and metropolitan communities, we and Denali License may sell some of this spectrum and pursue the deployment of alternative products or services in portions of this spectrum.

We expect that we will continue to build out and launch new markets and pursue other strategic expansion activities for the next several years. We intend to be disciplined as we pursue these expansion efforts and to remain focused on our position as a low-cost leader in wireless telecommunications. We expect to achieve increased revenues and incur higher operating expenses as our existing business grows and as we build out and after we launch service in new markets. Large-scale construction projects for the build-out of our new markets will require significant capital expenditures and may suffer cost overruns. Any such significant capital expenditures or increased operating expenses would decrease earnings, OIBDA and free cash flow for the periods in which we incur such costs. However, we are willing to incur such expenditures because we expect our expansion activities will be beneficial to our business and create additional value for our stockholders.

We believe that our business model is different from most other wireless companies. Our services primarily target market segments underserved by traditional communications companies: our customers tend to be younger, have lower incomes and include a greater percentage of ethnic minorities. We have designed the Cricket service to appeal to customers who value unlimited mobile calling with a predictable monthly bill and who make the majority of their calls from within Cricket service areas. Our internal customer surveys indicate that approximately 65% of our customers use our service as their sole phone service and approximately 90% as their primary phone service. For the year ended December 31, 2007, our customers used our Cricket service for an average of approximately 1,450 minutes per month, which we believe was substantially above the U.S. wireless national carrier customer average.

The majority of wireless customers in the U.S. subscribe to post-pay services that may require credit approval and a contractual commitment from the subscriber for a period of at least one year, and include overage charges for call volumes in excess of a specified maximum. According to International Data Corporation, U.S. wireless penetration was approximately 80% at December 31, 2007. We believe that a large portion of the remaining growth potential in the U.S. wireless market consists of customers who are price-sensitive, who have lower credit scores or who prefer not to enter into fixed-term contracts. We believe our services appeal strongly to these customer segments. We believe that we are able to serve these customers and generate significant OIBDA because of our high-quality network and low customer acquisition and operating costs.

We believe that our business model is scalable and can be expanded successfully into adjacent and new markets because we offer a differentiated service and an attractive value proposition to our customers at costs significantly lower than most of our competitors. As part of this expansion strategy, for example:

•	We increased our combined network footprint by approximately 6 million POPs during 2007. We and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008, and expect to cover up to an additional 28 to 50 million POPs by the end of 2010.

•	In January 2008, we agreed to exchange an aggregate of 20 MHz of disaggregated spectrum under certain of our existing PSC licenses in Tennessee, Georgia and Arkansas for an aggregate of 30 MHz of disaggregated and partitioned spectrum in New Jersey and Mississippi under certain of Sprint Nextel’s existing wireless licenses. Completion of this transaction is subject to customary closing conditions, including FCC approval. The FCC issued its approval of the transaction in March 2008, but this approval has not yet become final.

•	In April 2007, Denali License was awarded a wireless license covering 59.9 million POPs (which includes markets covering 5.8 million POPs which overlap with certain licenses we purchased in Auction #66).

•	In December 2006, we purchased 99 wireless licenses in Auction #66 covering 124.9 million POPs (adjusted to eliminate duplication among certain overlapping Auction #66 licenses).

•	In November 2006, we completed the purchase of 13 wireless licenses in the Carolinas for an aggregate purchase price of $31.8 million. During 2007, we launched Cricket service in select new markets in North and South Carolina, adding approximately 1.9 million POPs to our network footprint.

•	In August 2006, we exchanged our wireless license in Grand Rapids, Michigan for a wireless license in Rochester, New York to form a new market cluster with our existing Buffalo and Syracuse markets in upstate

New York. In June 2007, we launched Cricket service in Rochester, New York, resulting in an expanded regional network footprint covering 2.4 million POPs.

•	In July 2006, we acquired a non-controlling membership interest in LCW Wireless, which held a license for the Portland, Oregon market and to which we contributed, among other things, our existing Eugene and Salem, Oregon markets. LCW Wireless launched Cricket service in the Portland, Oregon market in December 2006, creating a new expanded network footprint in Oregon covering 2.7 million POPs.

Cricket Business Strategy

•	Target Underserved Customer Segments. Our services are targeted primarily toward market segments underserved by traditional communications companies. On average, our customers tend to be younger and have lower incomes than the customers of other wireless carriers. Moreover, our customer base also reflects a greater percentage of ethnic minorities than those of the national carriers. We believe these underserved market segments are among the fastest growing population segments in the U.S.

•	Continue to Develop and Evolve Products and Services. We continue to develop and evolve our product and service offerings to better meet the needs of our target customer segments. For example, during the last two years, we began to offer unlimited wireless broadband internet, added unlimited mobile web access to our product portfolio, and introduced new higher-priced, higher-value rate plans that allow unlimited calling from any Cricket calling area. With the completion of our deployment of EvDO technology across all of our existing and new markets, we are able to offer an expanded array of services to our customers, including high demand wireless data services such as mobile content and high quality music downloads at speeds of up to 2.4 Megabits per second. We believe these and other enhanced data offerings will be attractive to many of our existing customers and will enhance our appeal to new data-centric customers. We expect to continue to develop our voice and data product and service offerings in 2008 and beyond.

•	Build Our Brand and Strengthen Our Distribution. We are focused on building our brand awareness in our markets and improving the productivity of our distribution system. Since our target customer base is diversified geographically, ethnically and demographically, we have decentralized our marketing programs to support local customization and better target our advertising expenses. We have redesigned and remerchandized our stores and introduced a new sales process aimed at improving both the customer experience and our revenue per user. We have also established our premier dealer program, and we are in the process of enabling our premier dealers and other indirect dealers to provide greater customer support services. We expect these changes will enhance the customer experience and improve customer satisfaction.

•	Maintain Industry Leading Cost Structure. Our networks and business model are designed to provide service to our customers at a significantly lower cost than many of our competitors. As we continue to build out new markets, we expect to continue to spread our fixed costs over a growing customer base. We seek to maintain low customer acquisition costs through focused sales and marketing initiatives and cost-effective distribution strategies.

•	Enhance Existing Markets. We continue to expand our network coverage and capacity in many of our existing markets by deploying additional cell sites, allowing us to offer our customers a larger local calling area. During 2007, we deployed approximately 300 new cell sites in our existing markets, thereby adding approximately 2 million POPs to our network footprint in these markets. For example, in Arizona we significantly expanded our network footprint in our Phoenix and Tucson markets and are joining these two markets into a single, contiguous local calling area for the first time. We expect to deploy approximately 250 cell sites in our existing markets during 2008.

•	Develop Market Clusters and Expand Into Attractive Strategic Markets. We continue to seek additional opportunities to develop and enhance our market clusters and expand into new geographic markets by participating in FCC spectrum auctions, by acquiring spectrum and related assets from third parties, or by participating in new partnerships or joint ventures. An example of our market cluster strategy is the Rochester, New York market we launched in 2007 to create a new market cluster in upstate New York by connecting our existing Buffalo and Syracuse markets. Examples of our strategic market expansion include the central Texas market cluster (including Houston, Austin and San Antonio) and the San Diego, California market that we acquired and launched in 2006. All of these markets meet our internally developed criteria concerning customer demographics and population density which we believe enable us to offer Cricket service on a cost-competitive basis in these markets. We also anticipate that the licenses we and Denali License purchased in Auction #66 will provide the opportunity to substantially enhance our coverage area and allow us and Denali License to launch Cricket service in numerous new markets over time, with new market launches expected to begin in 2008.

Cricket Business Operations

Products and Services

Cricket Service Plans.  Our service plans are designed to attract customers by offering simple, predictable and affordable wireless services that are a competitive alternative to traditional wireless and wireline services. Unlike traditional wireless services, we offer service on a flat-rate, unlimited usage basis, without requiring fixed-term contracts, early termination fees or credit checks. Our service plans allow our customers to place unlimited calls within Cricket service areas and receive unlimited calls from anywhere in the world.

In April 2007, we launched a new suite of Cricket rate plans, which all include unlimited wireless services, the foundation of our business. Our new premium plans offer unlimited local and U.S. long distance service from any Cricket service area and unlimited use of multiple calling features and messaging services, bundled with specified roaming minutes in the continental U.S. (previously only available a la carte) or unlimited mobile web access and directory assistance. Our most popular plan combines unlimited local and U.S. long distance service from any Cricket service area with unlimited use of multiple calling features and messaging services. In addition, we offer basic service plans that allow customers to make unlimited calls within their Cricket service area and receive unlimited calls from any area, combined with unlimited messaging and unlimited U.S. long distance service options. We have also launched a new weekly rate plan, Cricket By Week, and a flexible payment option, BridgePay, which give our customers greater flexibility in the use and payment of wireless service and which we believe will help us to improve customer retention.

With the completion of our deployment of EvDO technology across all of our existing and new markets, we are able to offer an expanded array of services to our customers, including high-demand wireless data services such as mobile content and high quality music downloads at speeds of up to 2.4 Megabits per second. We expect to continue to develop our product and service offerings in 2008 and beyond to better meet our customers’ needs.

Cricket Plan Upgrades.  We continue to evaluate new product and service offerings in order to enhance customer satisfaction and attract new customers. Examples of services that customers can add to their plans include: packages of international calling minutes to Canada and/or Mexico; roaming service packages, which allow our customers to use their Cricket phones outside of their Cricket service areas on a prepaid basis; and Cricket Flex Bucket® service, which allows our customers to pre-purchase services (including additional directory assistance calls, roaming services, domestic and international long distance, ring tones, premium short message service (SMS) and text messaging to wireless users) and applications (including customized ring tones, wallpapers, photos, greeting cards, games and news and entertainment message deliveries) on a prepaid basis.

Handsets.  Our handsets range from high-end to budget low-cost models, and include models that provide mobile web browsers, picture-enabled caller ID, color screens, high-resolution cameras with digital zoom and flash, integrated FM radio and MP3 stereo, USB, infrared and Bluetooth connectivity, over 20MB of on-board memory, and other features to facilitate digital data transmission. Currently, all of the handsets that we offer use CDMA2000 1xRTT, or CDMA 1xRTT, technology. In addition, we occasionally offer selective handset upgrade incentives for customers who meet certain criteria.

Handset Replacement and Returns.  We facilitate warranty exchanges between our customers and the handset manufacturers for handset issues that occur during the applicable warranty period, and we work with a third party who provides our customers with an extended handset warranty/insurance program. Customers have limited rights to return handsets and accessories based on the time elapsed since purchase and usage. Returns of handsets and accessories have historically been negligible.

Cricket Wireless Internet Service.  In September 2007, we introduced our first unlimited wireless broadband service in select markets. Like our Cricket unlimited service plans, this service allows customers to access the internet through their laptops for one low, flat rate with no long-term commitments or credit checks, and brings low-cost broadband data capability to the unlimited wireless segment. During 2008, we expect to expand the availability of our unlimited wireless broadband service.

Jump Mobile.  Our per-minute prepaid service, Jump Mobile, brings Cricket’s attractive value proposition to customers who prefer active control over their wireless usage and to allow us to better target the urban youth market. Our Jump Mobile plan allows our customers to receive unlimited calls from anywhere in the world at any time, and to place calls to any place in the U.S. (excluding Alaska) at a flat rate of $0.10 per minute, provided they have sufficient funds in their account. In addition, our Jump Mobile customers receive free unlimited inbound and outbound text messaging, provided they have a credit balance in their account, as well as access to roaming service (for $0.69 per minute), international long distance services, and other services and applications.

Customer Care and Billing

Customer Care.  We outsource our call center operations to multiple call center vendors and strive to take advantage of call centers in the U.S. and abroad to continuously improve the quality of our customer care and reduce the cost of providing care to our customers. One of our international call centers is located in Central America, which facilitates the efficient provision of customer support to our large and growing Spanish-speaking customer segment.

Billing and Support Systems.  We outsource our billing, provisioning, and payment systems with external vendors and also contract out our bill presentment, distribution and fulfillment services to external vendors.

Sales and Distribution

Our sales and distribution strategy is to continue to increase our market penetration, while minimizing expenses associated with sales, distribution and marketing, by focusing on improving the sales process for customers and by offering easy to understand service plans and attractive handset pricing and promotions. We believe our sales costs are lower than traditional wireless providers in part because of this streamlined sales approach.

We sell our Cricket handsets and service primarily through two channels: Cricket’s own retail locations and kiosks (the direct channel); and authorized dealers and distributors, including premier dealers, local market authorized dealers, national retail chains and other indirect distributors (the indirect channel). Premier dealers are independent dealers that sell Cricket products, usually exclusively, in stores that look and function similar to our company-owned stores, enhancing the in-store experience and the level of customer service for customers and expanding our brand presence within a market. As of December 31, 2007, we and LCW Operations had 152 direct locations and 2,690 indirect distributors, including approximately 790 premier dealers. Our direct sales locations were responsible for approximately 22% of our gross customer additions in 2007. Premier dealers tend to generate significantly more business than other indirect dealers. We strategically place our direct and indirect retail locations to focus on our target customer demographic and provide the most efficient market coverage while minimizing cost. As a result of our product design and cost efficient distribution system, we have been able to achieve a CPGA, which measures the average cost of acquiring a new customer, that is significantly lower than most of our competitors.

We are focused on building and maintaining brand awareness in our markets and improving the productivity of our distribution system. We combine mass and local marketing strategies to build brand awareness of the Cricket service within the communities we serve. In order to reach our target segments, we advertise primarily on radio stations and, to a lesser extent, on television and in local publications. We also maintain the Cricket website (www.mycricket.com) for informational, e-commerce, and customer service purposes. Some third party internet retailers sell the Cricket service over the internet and, working with a third party, we have also developed and launched internet sales on our Cricket website. We also have redesigned and re-merchandized our stores and introduced a new sales process aimed at improving both the customer experience and our revenue per user.

As a result of these marketing strategies and our unlimited calling value proposition, we believe our expenditures on advertising are generally at much lower levels than those of traditional wireless carriers. We believe that our CPGA is one of the lowest in the industry. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Performance Measures,” contained elsewhere in this prospectus.

Network and Operations

We have deployed in each of our markets a high quality CDMA 1xRTT network that delivers high capacity and outstanding quality at a low cost that can be easily upgraded to support enhanced capacity. During 2007, we completed the upgrade to EvDO technology in all existing and new markets, providing us the technical ability to support next generation high-speed data services. Our network has regularly been ranked by third party surveys commissioned by us as one of the top networks within the advertised coverage area in the markets Cricket serves.

Our service is based on providing customers with levels of usage equivalent to landline service at prices substantially lower than those offered by most of our wireless competitors for similar usage and at prices that are competitive with unlimited wireline plans. We believe our success depends on operating our CDMA 1xRTT network to provide high quality, concentrated coverage and capacity rather than the broad, geographically dispersed coverage provided by traditional wireless carriers. CDMA 1xRTT technology provides us substantially higher capacity than other technologies, such as global system for mobile communications (GSM).

As of December 31, 2007, our wireless network consisted of approximately 5,100 cell sites (most of which are co-located on leased facilities), a Network Operations Center, or NOC, and 31 switches in 33 switching centers. A switching center serves several purposes, including routing calls, supervising call originations and terminations at cell sites, managing call handoffs and access to and from the public switched telephone network, or PSTN, and other value-added services. These locations also house platforms that enable services including text messaging, picture messaging, voice mail, and data services. Our NOC provides dedicated, 24 hours per day monitoring capabilities every day of the year for all network nodes to ensure highly reliable service to our customers.

Our switches connect to the PSTN through fiber rings leased from third party providers which facilitate the first leg of origination and termination of traffic between our equipment and both local exchange and long distance carriers. We have negotiated interconnection agreements with relevant exchange carriers in each of our markets. We use third party providers for long distance services and for backhaul services carrying traffic to and from our cell sites and switching centers.

We monitor network quality metrics, including dropped call rates and blocked call rates. We also engage an independent third party to test the network call quality offered by us and our competitors in the markets where we offer service. According to the most recent results, we rank first or second in network quality within most of our core market footprints.

We generally build out our Cricket network in local population centers of metropolitan communities serving the areas where our customers live, work and play. During 2007, we expanded our network coverage and capacity in many of our existing markets, allowing us to offer our customers a larger local calling area. During this period, we deployed approximately 300 new cell sites in our established existing markets, thereby adding approximately 2 million POPs to our network footprint in these markets. For example, in Arizona we significantly expanded our network footprint in our Phoenix and Tucson markets and are joining these two markets into a single, contiguous local calling area for the first time. We expect to deploy approximately 250 cell sites in our established existing markets during 2008.

Some of the Auction #66 licenses we and Denali License purchased include large regional areas covering both rural and metropolitan communities. Based on our preliminary analysis of the potential new markets covered by these Auction #66 licenses, we believe that a significant portion of the POPs included within such new licenses may not be well suited for Cricket service. Therefore, among other things, we and/or Denali License may seek to partner with others, sell spectrum or pursue alternative products or services to utilize or benefit from the spectrum not otherwise used for Cricket service.

Arrangements with LCW Wireless

In July 2006, we acquired a 72% non-controlling membership interest in LCW Wireless. In December 2006, we completed the replacement of certain network equipment of LCW Operations, entitling us to receive additional membership interests in LCW Wireless. The membership interests in LCW Wireless are now held as follows: Cricket holds a 73.3% non-controlling membership interest; CSM holds a 24.7% non-controlling membership interest; and WLPCS holds a 2% controlling membership interest. WLPCS contributed $1.3 million in cash to LCW Wireless in exchange for its controlling membership interest. LCW Wireless is a “very small business” designated entity under FCC regulations, which owned a wireless license for Portland, Oregon and to which we contributed two wireless licenses in Salem and Eugene, Oregon, related operating assets and approximately $21 million in cash.

LCW Wireless, together with its wholly owned subsidiaries, is a wireless communications carrier that offers digital wireless service in the Oregon market cluster through its subsidiary, LCW Operations, under the Cricket and Jump Mobile brands. LCW Operations launched service in Portland, Oregon in December 2006, creating a market cluster with its existing Salem and Eugene markets covering approximately 2.7 million POPs.

We anticipate that LCW Wireless’ working capital needs will be funded through Cricket’s initial equity contribution and through third party debt financing. In October 2006, LCW Operations entered into a senior secured credit agreement consisting of two term loans for $40 million in the aggregate. The loans bear interest at LIBOR plus the applicable margin ranging from 2.70% to 6.33%. The obligations under the loans are guaranteed by LCW Wireless and LCW License. Outstanding borrowings under the term loans must be repaid in varying quarterly installments starting in June 2008, with an aggregate final payment of $24.5 million due in June 2011. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets with restrictions on the use of proceeds, make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt, sell assets or generate excess cash flow. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things.

Limited Liability Company Agreement.  In July 2006, Cricket entered into the LLC Agreement of LCW Wireless, LLC, or LCW LLC Agreement, with CSM and WLPCS. Under the LCW LLC Agreement, a board of managers has the right and power to manage, operate and control LCW Wireless and its business and affairs, subject to certain protective provisions for the benefit of Cricket and CSM. The board of managers is currently comprised of five members, with three members designated by WLPCS (who have agreed to vote together as a block), one member designated by CSM and one member designated by Cricket. In the event that LCW Wireless fails to qualify as an “entrepreneur” and a “very small business” under FCC rules, then in certain circumstances, subject to FCC approval, WLPCS is required to sell its entire equity interest to LCW Wireless or a third party designated by the non-controlling members.

Under the LCW LLC Agreement, during the first five years following the date of the agreement, members generally may not transfer their membership interest, other than to specified permitted transferees or through the exercise of put rights set forth in the LCW LLC Agreement. Following such period, if a member desires to transfer its interests in LCW Wireless to a third party, the non-controlling members have a right of first refusal to purchase such interests on a pro rata basis.

Under the LCW LLC Agreement, WLPCS has the option to put its entire equity interest in LCW Wireless to Cricket for a purchase price not to exceed $3.0 million during a 30-day period commencing on the earlier to occur of August 9, 2010 and the date of a sale of all or substantially all of the assets, or the liquidation, of LCW Wireless. If the put option is exercised, the consummation of this sale will be subject to FCC approval. Alternatively, WLPCS is entitled to receive a liquidation preference equal to its capital contributions plus a specified rate of return, together with any outstanding mandatory distributions owed to WLPCS.

Under the LCW LLC Agreement, CSM also has the option, during specified periods, to put its entire equity interest in LCW Wireless to Cricket in exchange for either cash, Leap common stock, or a combination thereof, as determined by Cricket at its discretion, for a purchase price calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap’s enterprise value divided by its EBITDA and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless. If Cricket elects to satisfy its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap’s outstanding common stock at the time of issuance.

Management Agreement.  In July 2006, Cricket and LCW Wireless entered into a management services agreement, pursuant to which LCW Wireless has the right to obtain management services from Cricket in exchange for a monthly management fee based on Cricket’s costs of providing such services plus a mark-up for administrative overhead.

Arrangements with Denali

In May 2006, Cricket and Denali Spectrum Manager, LLC, or DSM, formed Denali as a joint venture to participate (through its wholly owned subsidiary, Denali License) in Auction #66 as a “very small business” designated entity under FCC regulations. Cricket owns an 82.5% non-controlling membership interest and DSM owns a 17.5% controlling membership interest in Denali. DSM, as the sole manager of Denali, has the exclusive right and power to manage, operate and control Denali and its business and affairs, subject to certain protective provisions for the benefit of Cricket. On April 30, 2007, Denali purchased a wireless license in Auction #66 covering the upper mid-west portion of the U.S. as a designated entity through its wholly owned subsidiary Denali License.

Cricket’s principal agreements with the Denali entities are summarized below.

Limited Liability Company Agreement.  In July 2006, Cricket and DSM entered into an amended and restated limited liability company agreement, or the Denali LLC Agreement, under which Cricket and DSM made equity investments in Denali of approximately $7.6 million and $1.6 million, respectively. In October 2006, Cricket and DSM made further equity investments in Denali of $34.2 million and $7.3 million, respectively. In September and October 2007, Cricket and Denali made further equity investments in Denali of $41.8 million and $8.9 million, respectively.

Under the Denali LLC Agreement, DSM, as the sole manager of Denali, has the exclusive right and power to manage, operate and control Denali and its business and affairs, subject to certain protective provisions for the benefit of Cricket including, among other things, Cricket’s consent to the acquisition of wireless licenses or the sale of its wireless license or the sale of any additional membership interests. DSM can be removed as the manager of Denali in certain circumstances, including DSM’s fraud, gross negligence or willful misconduct, DSM’s insolvency or bankruptcy, or DSM’s failure to qualify as an “entrepreneur” and a “very small business” under FCC regulations, or other limited circumstances.

During the first ten years following the initial grant of wireless licenses to Denali License, members of Denali generally may not transfer their membership interests to non-affiliates without Cricket’s prior written consent. Following such period, if a member desires to transfer its interests in Denali to a third party, Cricket has a right of first refusal to purchase such interests or, in lieu of exercising this right, Cricket has a tag-along right to participate in the sale. DSM may offer to sell its entire membership interest in Denali to Cricket on the fifth anniversary of the initial grant of wireless licenses to Denali License and on each subsequent anniversary thereof for a purchase price equal to DSM’s equity contributions in cash to Denali, plus a specified return, payable in cash. If exercised, the consummation of the sale will be subject to FCC approval.

Senior Secured Credit Agreement.  In July 2006, Cricket entered into a senior secured credit agreement with Denali License and Denali. Pursuant to this agreement, as amended, Cricket loaned to Denali License approximately $223.4 million to fund the payment of its net winning bid in Auction #66. Under the agreement, Cricket also agreed to loan to Denali License an amount equal to $0.75 times the aggregate number of POPs covered by the license for which it was the winning bidder (approximately $44.5 million) to fund a portion of the costs of the construction and operation of the wireless network using such license, which build-out loan sub-facility may be increased from time to time with Cricket’s approval. As at December 31, 2007, Cricket had loaned to Denali License approximately $6.0 million under this build-out loan sub-facility. Loans under the credit agreement accrue interest at the rate of 14% per annum and such interest is added to principal quarterly. All outstanding principal and accrued interest is due on the fourteenth anniversary of the grant date of the wireless license awarded to Denali License in Auction #66. Outstanding principal and accrued interest is amortized in quarterly installments commencing on the tenth anniversary of the license grant date. However, if DSM makes an offer to sell its membership interest in Denali to Cricket under the Denali LLC Agreement and Cricket accepts such offer, then the amortization commencement date under the credit agreement will be extended to the first business day following the date on which Cricket has paid DSM the offer price for its membership interest in Denali. Denali License may prepay loans under the credit agreement at any time without premium or penalty. In February 2008, Cricket entered into a letter of credit and reimbursement agreement, under which Cricket agreed to use reasonable efforts to procure stand-by letters of credit from financial institutions in favor of certain vendors and lessors of Denali in connection with its build-out activities, the aggregate stated amount of which may not exceed $7.5 million. Denali is required to reimburse Cricket with respect to any drawing under a letter of credit, and to pay interest with respect to any unreimbursed drawing. The obligations of Denali License and Denali under these agreements are secured by all of the personal property, fixtures and owned real property of Denali License and Denali, subject to certain permitted liens.

Management Agreement.  In July 2006, Cricket and Denali License entered into a management services agreement, pursuant to which Cricket is to provide management services to Denali License and its subsidiaries in exchange for a monthly management fee based on Cricket’s costs of providing such services plus overhead. Under the management services agreement, Denali License retains full control and authority over its business strategy, finances, wireless licenses, network equipment, facilities and operations, including its product offerings, terms of service and pricing. The initial term of the management services agreement is ten years. The management services agreement may be terminated by Denali License or Cricket if the other party materially breaches its obligations under the agreement.

Alaska Native Broadband

In November 2004, we acquired a 75% non-controlling membership interest in ANB 1, whose wholly owned subsidiary ANB 1 License participated in the FCC’s Auction #58. ANB owned a 25% controlling membership interest in and was the sole manager of ANB 1, and ANB 1 was the sole member and manager of ANB 1 License. ANB 1 License was eligible to bid on certain restricted licenses offered by the FCC in Auction #58 as a designated entity. In January 2007, ANB exercised its option to sell its entire 25% controlling interest in ANB 1 to Cricket. The FCC approved the application to transfer control of ANB 1 License to Cricket, we closed the sale transaction on March 5, 2007, and ANB and ANB 1 License became guarantors under our Credit Agreement and the indenture governing the notes. On December 31, 2007, ANB 1 License transferred its wireless licenses to a Cricket subsidiary and ANB 1 and ANB 1 License were merged into Cricket, with Cricket as the surviving entity.

Competition

The telecommunications industry is very competitive. We believe that our primary competition in the U.S. wireless market is with national and regional wireless service providers including Alltel, AT&T, Sprint Nextel (and Sprint Nextel affiliates), T-Mobile, U.S. Cellular and Verizon Wireless. AT&T, Sprint Nextel, T-Mobile and Verizon Wireless have each recently announced flat-rate unlimited service offerings. In addition, Sprint Nextel, offers a flat-rate unlimited service offering under its Boost Unlimited brand, which is very similar to the Cricket service. Sprint Nextel has expanded and may further expand its Boost Unlimited service offering into certain markets in which we provide service or in which we plan to expand, and this service offering may present additional strong competition to Cricket service in markets in which our service offerings overlap. The competitive pressures of the wireless telecommunications market have also caused other carriers to offer service plans with unlimited service offerings or large bundles of minutes of use at low prices which are competing with the predictable and unlimited Cricket calling plans. Some competitors also offer prepaid wireless plans that are being advertised heavily to demographic segments in our current markets and in markets in which we may expand that are strongly represented in Cricket’s customer base. For example, T-Mobile has introduced a FlexPay plan which permits customers to pay in advance for its post-pay plans and avoid overage charges. These competitive offerings could adversely affect our ability to maintain our pricing and increase or maintain our market penetration and may have a material adverse effect on our financial results.

We also face competition from resellers or MVNOs, such as Virgin Mobile USA, TracFone Wireless, and others, which provide wireless services to customers but do not hold FCC licenses or own network facilities. These resellers purchase bulk wireless telephone services and capacity from wireless providers and resell to the public under their own brand name generally through mass market retail outlets. Wireless providers are also increasingly competing in the provision of both voice and non-voice services. Non-voice services, including data transmission, text messaging, e-mail and internet access, are now available from personal communications service providers and enhanced specialized mobile radio carriers. In many cases, non-voice services are offered in conjunction with or as adjuncts to voice services.

In the future, we may also face competition from entities providing similar services using different technologies, including Wi-Fi, WiMax, and VoIP. Additionally, some of the major internet search engines and service providers have entered the mobile service market, or announced plans or intentions to enter the mobile service market, by providing free internet and voice access through a fixed mobile network in partnership with some major municipalities in the U.S. As wireless service is becoming a viable alternative to traditional landline phone service, we are also increasingly competing directly with traditional landline telephone companies for customers. Competition is also increasing from local and long distance wireline carriers who have begun to aggressively advertise in the face of increasing competition from wireless carriers, cable operators and other competitors. Cable operators are providing telecommunications services to the home, and some of these carriers are providing local and long distance voice services using VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in lower prices to customers and increased competition for wireless services. Some of our competitors offer these other services together with their wireless communications service, which may make their services more attractive to customers. In the future, we may also face competition from mobile satellite service, or MSS, providers, as well as from resellers of these services. The FCC has granted, or may grant, MSS providers the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers’ ability to offer more competitive mobile services.

There has also been an increasing trend towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. These consolidated carriers may have substantially larger service areas, more capacity and greater financial resources and bargaining power than we do. As consolidation creates even larger competitors, the advantages our competitors have may increase. For example, in connection with the offering of our roaming service, we have encountered problems with certain large wireless carriers in negotiating reasonable terms for roaming arrangements, and believe that consolidation has contributed significantly to such carriers’ control over the terms and conditions of wholesale roaming services. Additionally, these agreements can be terminated by the carriers.

The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless telecommunications industry to be dynamic and intense as a result of competitors and the development of new technologies, products and services. We compete for customers based on numerous factors, including wireless system coverage and quality, service value proposition (minutes and features relative to price), local market presence, digital voice and features, customer service, distribution strength, and brand name recognition. Some competitors also market other services, such as landline local exchange and internet access services, with their wireless service offerings. For example, T-Mobile has introduced an internet-based service upgrade which permits wireless customers to make unlimited local and long-distance calls from their home phone in place of a traditional landline phone service. Competition has caused, and we anticipate it will continue to cause, market prices for two-way wireless products and services to decline. Our ability to compete successfully will depend, in part, on our ability to distinguish our Cricket service from competitors through marketing and through our ability to anticipate and respond to other competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions, and competitors’ discount pricing and bundling strategies, all of which could adversely affect our operating margins, market penetration and customer retention. Because many of the wireless operators in our markets have substantially greater financial resources than we do, they may be able to offer prospective customers discounts or equipment subsidies that are substantially greater than those we could offer. In addition, to the extent that products or services that we offer, such as roaming capability, may depend upon negotiations with other wireless operators, discriminatory behavior by such operators or their refusal to negotiate with us could adversely affect our business. While we believe that our cost structure, combined with the differentiated value proposition that our Cricket service represents in the wireless marketplace, provides us with the means to react effectively to price competition, we cannot predict the effect that the market forces or the conduct of other operators in the industry will have on our business.

The FCC is currently pursuing policies designed to increase the number of wireless licenses available and new wireless provider competition. For example, the FCC has adopted rules that allow PCS and other wireless licenses to be partitioned, disaggregated and leased. The FCC also continues to allocate and auction additional spectrum that can be used for wireless services. In February 2005, the FCC completed Auction #58, in which additional PCS spectrum was auctioned in numerous markets, including many markets where we currently provide service. In addition, the FCC in 2006 auctioned an additional 90 MHz of nationwide spectrum in the 1700 MHz to 2100 MHz band for AWS in Auction #66, and in 2008 auctioned an additional 62 MHz of spectrum in the 700 MHz band in Auction #73. New companies, such as cable television operators or satellite operators, have purchased or may purchase licenses and begin offering wireless services. In addition, because the FCC has recently permitted the offering of broadband services over power lines, it is possible that utility companies will begin competing against us.

We believe that we are strategically positioned to compete with other communications technologies that now exist. Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it difficult, however, to predict the extent of future competition.

Chapter 11 Proceedings Under the Bankruptcy Code

On April 13, 2003, Leap, Cricket and substantially all of their subsidiaries filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. On August 16, 2004, our plan of reorganization became effective and we emerged from bankruptcy. On that date a new board of directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock for distribution to two classes of creditors. Leap also issued warrants to purchase 600,000 shares of new Leap common stock pursuant to a settlement agreement. A creditor trust, referred to as the Leap Creditor Trust, was formed for the benefit of Leap’s general unsecured creditors. The Leap Creditor Trust received shares of new Leap common stock for distribution to Leap’s general unsecured creditors, and certain other assets, as specified in our plan of reorganization, for liquidation by the Leap Creditor Trust with the proceeds to be distributed to holders of allowed Leap unsecured claims. Any cash held in reserve by Leap immediately prior to the effective date of the plan of reorganization that remains following satisfaction of all allowed administrative claims and allowed priority claims against Leap will be distributed to the Leap Creditor Trust.

Our plan of reorganization implemented a comprehensive financial reorganization that significantly reduced our outstanding indebtedness. On the effective date of the plan of reorganization, our long-term indebtedness was reduced from a book value of more than $2.4 billion to indebtedness with an estimated fair value of $412.8 million, consisting of new Cricket 13% senior secured pay-in-kind notes due in 2011 with a face value of $350 million and an estimated fair value of $372.8 million, issued on the effective date of the plan of reorganization, and approximately $40 million of remaining indebtedness to the FCC (net of the repayment of $45 million of principal and accrued interest to the FCC on the effective date of the plan of reorganization). We entered into new syndicated senior secured credit facilities in January 2005, and we used a portion of the proceeds from the $500 million term loan included as a part of such facilities to redeem Cricket’s 13% senior secured pay-in-kind notes, to repay our remaining approximately $41 million of outstanding indebtedness and accrued interest to the FCC and to pay transaction fees and expenses of $6.4 million.

Government Regulation

The licensing, construction, modification, operation, sale, ownership and interconnection of wireless communications networks are regulated to varying degrees by the FCC, Congress, state regulatory agencies, the courts and other governmental bodies. Decisions by these bodies could have a significant impact on the competitive market structure among wireless providers and on the relationships between wireless providers and other carriers. These mandates may impose significant financial obligations on us and other wireless providers. We are unable to predict the scope, pace or financial impact of legal or policy changes that could be adopted in these proceedings.

Licensing of our Wireless Service Systems

Cricket and LCW License hold PCS licenses, and Cricket and Denali License hold Advanced Wireless Service, or AWS, licenses. The licensing rules that apply to these two services are summarized below.

PCS Licenses.  A broadband PCS system operates under a license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband PCS. Broadband PCS systems generally are used for two-way voice applications. Narrowband PCS systems, in contrast, generally are used for non-voice applications such as paging and data service and are separately licensed. The FCC has segmented the U.S. PCS markets into 51 large regions called major trading areas, or MTAs, which in turn are comprised of 493 smaller regions called basic trading areas, or BTAs. The FCC awards two broadband PCS licenses for each MTA and four licenses for each BTA. Thus, generally, six licensees are authorized to compete in each area. The two MTA licenses authorize the use of 30 MHz of spectrum. One of the BTA licenses is for 30 MHz of spectrum, and the other three BTA licenses are for 10 MHz each. The FCC permits licensees to split their licenses and assign a portion to a third party on either a geographic or frequency basis or both. Over time, the FCC has also further split licenses in connection with re-auctions of PCS spectrum, creating additional 15 MHz and 10 MHz licenses.

All PCS licensees must satisfy minimum geographic coverage requirements within five and, in some cases, ten years after the license grant date. These initial requirements are met for most 10 MHz licenses when a signal level sufficient to provide adequate service is offered to at least one-quarter of the population of the licensed area within five years, or in the alternative, a showing of substantial service is made for the licensed area within five years of being licensed. For 30 MHz licenses, a signal level must be provided that is sufficient to offer adequate service to at least one-third of the population within five years and two-thirds of the population within ten years after the license grant date. In the alternative, 30 MHz licensees may provide substantial service to their licensed area within the appropriate five- and ten-year benchmarks. “Substantial service” is defined by the FCC as service which is “sound, favorable, and substantially above a level of mediocre service which just might minimally warrant renewal.” In general, a failure to comply with FCC coverage requirements could cause the revocation of the relevant wireless license, with no eligibility to regain it, or the imposition of fines and/or other sanctions.

All PCS licenses have a 10-year term, at the end of which they must be renewed. Our PCS licenses began expiring in 2006 and will continue to expire through 2015. The FCC’s rules provide a formal presumption that a PCS license will be renewed, called a “renewal expectancy,” if the PCS licensee (1) has provided “substantial service” during its past license term, and (2) has substantially complied with applicable FCC rules and policies and the Communications Act. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license renewal period and, subject to a comparative hearing, may award the license to another party. If the FCC does not grant a renewal expectancy with respect to one or more of our licenses, or renew one or more of our licenses, our business may be materially harmed.

AWS Licenses.  Recognizing the increasing consumer demand for wireless mobile services, the FCC has allocated additional spectrum that can be used for two-way mobile wireless voice and broadband services, including AWS spectrum. The FCC has licensed six frequency blocks consisting of one 20 MHz license in each of 734 cellular market areas, or CMAs; one 20 MHz license and one 10 MHz license in each of 176 economic areas, or EAs; and two 10 MHz licenses and one 20 MHz license in each of 12 regional economic area groupings, or REAGs. The FCC auctioned these licenses in Auction #66. In that auction, we purchased 99 wireless licenses for an aggregate purchase price of $710.2 million. Denali License also acquired one wireless license on April 30, 2007 for a net purchase price of $274.1 million.

AWS licenses generally have a 15-year term, at the end of which they must be renewed. With respect to construction requirements, an AWS licensee must offer “substantial service” to the public at the end of the license term. As noted above, a failure to comply with FCC coverage requirements could cause the revocation of the relevant wireless license, with no eligibility to regain it, or the imposition of fines and/or other sanctions.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. We and Denali License considered the estimated cost and time frame required to clear the spectrum which we and Denali License purchased in Auction #66 while placing bids in the auction. However, the actual cost of clearing the spectrum may exceed our estimated costs. Furthermore, delays in the provision of federal funds to relocate government users, or difficulties in negotiating with incumbent commercial licensees, may extend the date by which the auctioned spectrum can be cleared of existing operations, and thus may also delay the date on which we can launch commercial services using such licensed spectrum. In addition, certain existing government operations are using the spectrum for classified purposes. Although the government has agreed to clear that spectrum to allow the holders to utilize their AWS licenses in the affected areas, the government is only providing limited information to spectrum holders about these classified uses which creates additional uncertainty about the time at which such spectrum will be available for commercial use. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali Licenses purchased in Auction #66 could delay the launch of certain markets.

Designated Entities.  Since the early 1990’s the FCC has pursued a policy in wireless licensing of attempting to assist various types of designated entities. The FCC generally has determined that designated entities who qualify as small businesses or very small businesses, as defined by a complex set of FCC rules, can receive additional benefits. These benefits can include eligibility to bid for certain licenses set aside only for designated entities. For example, the FCC’s spectrum allocation for PCS generally includes two licenses, a 30 MHz C-Block license and a 10 MHz F-Block license, which are designated as “Entrepreneurs’ Blocks.” The FCC generally requires holders of these licenses to meet certain maximum financial size qualifications. In addition, designated entities are eligible for bidding credits in most spectrum auctions and re-auctions (which has been the case in all PCS auctions to date, and was the case in Auction #66), and, in some cases, an installment loan from the federal government for a significant portion of the dollar amount of the winning bids (which was the case in the FCC’s initial auctions of C-Block and F-Block PCS licenses). A failure by an entity to maintain its qualifications to own licenses won through the designated entity program could cause a number of adverse consequences, including the ineligibility to hold licenses for which the FCC’s minimum coverage requirements have not been met, and the triggering of FCC unjust enrichment rules, which could require the recapture of bidding credits and the acceleration of any installment payments owed to the U.S. Treasury.

The FCC has initiated a rulemaking proceeding focused on addressing the alleged abuses of its designated entity program. In that proceeding, the FCC has re-affirmed its goals of ensuring that only legitimate small businesses benefit from the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business qualification tests. As a result, the FCC issued an initial round of changes aimed at curtailing certain types of spectrum leasing and wholesale capacity arrangements between wireless carriers and designated entities that it felt called into question the designated entity’s overall control of the venture. The FCC also changed its unjust enrichment rules, designed to trigger the repayment of auction bidding credits, as follows: For the first five years of its license term, if a designated entity loses its eligibility or seeks to transfer its license or to enter into a de facto lease with an entity that does not qualify for bidding credits, 100 percent of the bidding credit amount, plus interest, would be owed to the FCC. For years six and seven of the license term, 75 percent of the bidding credit, plus interest, would be owed. For years eight and nine, 50 percent of the bidding credit, plus interest, would be owed, and for year ten, 25 percent of the bidding credit, plus interest, would be owed. In addition, if a designated entity seeks to transfer a license with a bidding credit to an entity that does not qualify for bidding credits in advance of filing the construction notification for the license, then 100 percent of the bidding credit amount, plus interest, would be owed to the FCC. Designated entity structures are also now subject to a new rule that requires them to seek approval for any event that might affect ongoing eligibility (e.g. changes in agreements that the FCC has not previously reviewed), as well as new annual reporting requirements, and a commitment by the FCC to audit each designated entity at least once during the license term.

The FCC has invited additional comment on other changes to its designated entity rules, and recently affirmed its first round of rule changes in response to certain parties’ petitions for reconsideration. Several parties have petitioned for further review of the recent rule changes at the FCC and/or in federal appellate court. We cannot predict the degree to which the FCC’s present or future rule changes or increased regulatory scrutiny that may follow from this proceeding will affect our current or future business ventures, including our arrangements with respect to LCW Wireless and Denali, or our participation in future FCC spectrum auctions.

Foreign Ownership.  Under existing law, no more than 20% of an FCC licensee’s capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity (as is the case with Leap’s ownership and control of subsidiaries that hold FCC licenses), up to 25% of that entity’s capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% holding company level may be allowed if the FCC finds such higher levels consistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our wireless licenses, although we could seek a declaratory ruling from the FCC allowing the foreign ownership or could take other actions to reduce our foreign ownership percentage in order to avoid the loss of our licenses. We have no knowledge of any present foreign ownership in violation of these restrictions. Our wireless licenses are in good standing with the FCC.

Transfer and Assignment.  The Communications Act and FCC rules require the FCC’s prior approval of the assignment or transfer of control of a commercial wireless license, with limited exceptions. The FCC may prohibit or impose conditions on assignments and transfers of control of licenses. Non-controlling interests in an entity that holds a wireless license generally may be bought or sold without FCC approval. Although we cannot assure you that the FCC will approve or act in a timely fashion upon any pending or future requests for approval of assignment or transfer of control applications that we file, in general we believe the FCC will approve or grant such requests or applications in due course. Because an FCC license is necessary to lawfully provide wireless service, if the FCC were to disapprove any such filing, our business plans would be adversely affected.

Pursuant to an order released in December 2001, as of January 1, 2003, the FCC no longer limits the amount of PCS and other commercial mobile radio spectrum that an entity may hold in a particular geographic market. The FCC now engages in a case-by-case review of transactions that involve the consolidation of spectrum licenses or leases.

A C-Block or F-Block PCS license may be transferred to non-designated entities once the licensee has met its five-year coverage requirement. Such transfers will remain subject to certain costs and reimbursements to the government of any bidding credits or outstanding principal and interest payments owed to the FCC. AWS licenses acquired by designated entities in Auction #66 may be transferred to non-designated entities at any time, subject to certain costs and reimbursements to the government of any bidding credit amounts owed.

FCC Regulation Generally

The FCC has a number of other complex requirements and proceedings that affect our operations and that could increase our costs or diminish our revenues. For example, the FCC requires wireless carriers to make available emergency 911, or E911, services, including enhanced E911 services that provide the caller’s telephone number and detailed location information to emergency responders, as well as a requirement that E911 services be made available to users with speech or hearing disabilities. Our obligations to implement these services occur on a market-by-market basis as emergency service providers request the implementation of enhanced E911 services in their locales. Absent a waiver, a failure to comply with these requirements could subject us to significant penalties. Furthermore, the FCC has initiated a comprehensive re-examination of E911 location accuracy and reliability requirements. The FCC recently issued an order requiring wireless carriers to satisfy E911 location and reliability standards at a geographical level defined by the coverage area of a Public Safety Answering Point (or PSAP) and has indicated that further action may be taken in future proceedings to establish more stringent, uniform location accuracy requirements across technologies, and to promote continuing development of technologies that might enable carriers to provide public safety with better information for locating persons in the event of an emergency. We cannot predict whether or how such actions will affect our business, financial condition or results of operations.

FCC rules also require that local exchange carriers and most commercial mobile radio service providers, including providers like Cricket, allow customers to change service providers without changing telephone numbers. For wireless service providers, this mandate is referred to as wireless local number portability. The FCC also has adopted rules governing the porting of wireline telephone numbers to wireless carriers.

The FCC has the authority to order interconnection between commercial mobile radio service operators and incumbent local exchange carriers, and FCC rules provide that all local exchange carriers must enter into compensation arrangements with commercial mobile radio service carriers for the exchange of local traffic, whereby each carrier compensates the other for terminating local traffic originating on the other carrier’s network. As a commercial mobile radio services provider, we are required to pay compensation to a wireline local exchange carrier that transports and terminates a local call that originated on our network. Similarly, we are entitled to receive compensation when we transport and terminate a local call that originated on a wireline local exchange network. We negotiate interconnection arrangements for our network with major incumbent local exchange carriers and other independent telephone companies. If an agreement cannot be reached, under certain circumstances, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval. The FCC’s interconnection rules and rulings, as well as state arbitration proceedings, will directly impact the nature and costs of facilities necessary for the interconnection of our network with other telecommunications networks. They will also determine the amount we receive for terminating calls originating on the networks of local exchange carriers and other telecommunications carriers. The FCC is currently considering changes to the local exchange-commercial mobile radio service interconnection and other intercarrier compensation arrangements, and the outcome of such proceedings may affect the manner in which we are charged or compensated for the exchange of traffic.

The FCC recently adopted a report and order clarifying that commercial mobile radio service providers are required to provide automatic roaming for voice services on just, reasonable and non-discriminatory terms. The FCC order, however, does not address roaming for data services nor does it provide any regulatory framework or scheme for determining roaming rates for voice services and so our ability to obtain roaming services from other carriers at attractive rates remains uncertain. In addition, the FCC order indicates that a host carrier is not required to provide roaming services to another carrier in areas in which that other carrier holds wireless licenses or usage rights that could be used to provide wireless services. Because we and Denali License hold a significant number of spectrum licenses for markets in which service has not yet been launched, we believe that this “in-market” roaming restriction could significantly and adversely affect our ability to receive roaming services in areas where we hold licenses. We and other wireless carriers have filed a petition with the FCC, asking that it reconsider this in-market exception to its roaming order. However, we can provide no assurances as to whether the FCC will reconsider this exception or the timeframe in which it might do so. Our inability to obtain roaming services on a cost-effective basis may limit our ability to compete effectively for wireless customers, which may increase our churn and decrease our revenues, which could materially adversely affect our business, financial condition and results of operations.

The FCC recently released an order purporting to implement certain recommendations of an independent panel reviewing the impact of Hurricane Katrina on communications networks, which requires wireless carriers to provide emergency back-up power sources for their equipment and facilities, including up to 24 hours of emergency power for mobile switch offices and up to eight hours for cell site locations. The order was expected to become effective sometime in 2008. However, on February 28, 2008, the United States Court of Appeals for the District of Columbia Circuit stayed the effective date of the order pending resolution of a petition for review of the FCC’s rules. In order for us to comply with the requirements of the order, we would likely need to purchase additional equipment, obtain additional state and local permits, authorizations and approvals and incur additional operating expenses. We are currently evaluating our compliance with this order should it become effective and the potential costs that may be incurred to achieve compliance could be material.

We also are subject, or potentially subject, to universal service obligations; number pooling rules; rules governing billing, subscriber privacy and customer proprietary network information; rules governing wireless resale and roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rate averaging and integration requirements; rules governing spam, telemarketing and truth-in-billing, and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. Some of these requirements pose technical and operational challenges to which we, and the industry as a whole, have not yet developed clear solutions. These requirements are all the subject of pending FCC or judicial proceedings, and we are unable to predict how they may affect our business, financial condition or results of operations.

State, Local and Other Regulation

Congress has given the FCC the authority to preempt states from regulating rates or entry into commercial mobile radio service. The FCC, to date, has denied all state petitions to regulate the rates charged by commercial mobile radio service providers. State and local governments are permitted to manage public rights of way and can require fair and reasonable compensation from telecommunications providers, on a competitively neutral and nondiscriminatory basis, for the use of such rights of way by telecommunications carriers, including commercial mobile radio service providers, so long as the compensation required is publicly disclosed by the state or local government. States may also impose competitively neutral requirements that are necessary for universal service, to protect the public safety and welfare, to ensure continued service quality and to safeguard the rights of consumers. While a state may not impose requirements that effectively function as barriers to entry or create a competitive disadvantage, the scope of state authority to maintain existing requirements or to adopt new requirements is unclear. State legislators, public utility commissions and other state agencies are becoming increasingly active in efforts to regulate wireless carriers and the service they provide, including efforts to conserve numbering resources and efforts aimed at regulating service quality, advertising, warranties and returns, rebates, and other consumer protection measures.

The location and construction of our wireless antennas and base stations and the towers we lease on which such antennas are located are subject to FCC and Federal Aviation Administration regulations, federal, state and local environmental and historic preservation regulations, and state and local zoning, land use or other requirements.

We cannot assure you that any federal, state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities that currently have none. Such changes could impose new obligations on us that could adversely affect our operating results.

Privacy

We are obligated to comply with a variety of federal and state privacy and consumer protection requirements. The Communications Act and FCC rules, for example, impose various rules on us intended to protect against the disclosure of customer proprietary network information. Other FCC and Federal Trade Commission rules regulate the disclosure and sharing of subscriber information. We have developed and comply with a policy designed to protect the privacy of our customers and their personal information. State legislatures and regulators are considering imposing additional requirements on companies to further protect the privacy of wireless customers. Our need to comply with these rules, and to address complaints by subscribers invoking them, could adversely affect our operating results.

Intellectual Property

We have pursued registration of our primary trademarks and service marks in the United States. Leap is a U.S. registered trademark of Leap, and a trademark application for the Leap logo is pending. Cricket, Jump, the Cricket “K” and Flex Bucket are U.S. registered trademarks of Cricket. In addition, the following are trademarks or service marks of Cricket: BridgePay, Cricket By Week, Cricket Choice, Cricket Connect and Cricket Nation.

As of December 31, 2007, we had two issued patents relating to our local, unlimited wireless services offerings, and numerous other issued patents relating to various technologies we previously acquired. We also have several patent applications pending in the United States relating to our wireless services offerings, including an application to amend one of our issued patents. We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, that any existing or future patents will be enforceable, or that the rights granted under any patent that may be issued will provide competitive advantages to us. See “— Legal Proceedings — Patent Litigation” below.

Our business is not substantially dependent upon any of our patents, patent applications, service marks or trademarks. We believe that our technical expertise, operational efficiency, industry-leading cost structure and ability to introduce new products in a timely manner are more critical to maintaining our competitive position in the future.

Properties

As of December 31, 2007, Cricket leased space, totaling approximately 130,000 square feet, in three office buildings in San Diego, California for our corporate headquarters. We use these offices for engineering and administrative purposes. Cricket also leases approximately 30,000 square feet of space in Denver, Colorado which is used for sales and marketing, product development, information technology and regional administrative purposes. In addition, Cricket leased approximately 30,000 square feet of offices in Nashville, Tennessee. We use these offices for engineering and administrative purposes.

Cricket has approximately 60 additional office leases in its individual markets that range from approximately 2,500 square feet to approximately 14,000 square feet. Cricket also leases approximately 160 retail locations in its markets, including stores ranging in size from approximately 1,000 square feet to 5,600 square feet, as well as six kiosks and retail spaces within another store. In addition, as of December 31, 2007, Cricket leased approximately 5,800 cell sites, 33 switching centers and two warehouse facilities (which range in size from approximately 3,000 square feet to 20,000 square feet). We do not own any real property.

As of December 31, 2007, LCW Operations leased five retail locations in its markets, consisting of stores ranging in size from approximately 1,900 square feet to 3,400 square feet. In addition, as of December 31, 2007, LCW Operations leased approximately 285 cell site locations and one office and switch location. LCW Operations does not own any real property.

As of December 31, 2007, a wholly owned subsidiary of Denali leased approximately 105 cell sites, one office and two switch locations. Denali and its subsidiaries do not own any real property.

As we and Denali continue to develop existing Cricket markets, and as additional markets are built out, we and Denali will lease additional or substitute office facilities, retail stores, cell sites, switch sites and warehouse facilities.

Financial Information Concerning Segments and Geographical Information

Financial information concerning our operating segment and the geographic area in which we operate is set forth in Note 12 to the consolidated financial statements included elsewhere in this prospectus.

Employees

As of December 31, 2007, Cricket employed 2,425 full-time employees, and Leap had no employees.

Seasonality

Our customer activity is influenced by seasonal effects related to traditional retail selling periods and other factors that arise from our target customer base. Based on historical results, we generally expect new sales activity to be highest in the first and fourth quarters, and customer turnover, or churn, to be highest in the third quarter and lowest in the first quarter. However, sales activity and churn can be strongly affected by the launch of new markets, promotional activity and competitive actions, which have the ability to reduce or outweigh certain seasonal effects.

Inflation

We believe that inflation has not had a material effect on our results of operations.

Legal Proceedings

Patent Litigation

On June 14, 2006, we sued MetroPCS in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 6,813,497 “Method for Providing Wireless Communication Services and Network and System for Delivering Same,” issued to us. Our complaint seeks damages and an injunction against continued infringement. On August 3, 2006, MetroPCS (i) answered the complaint, (ii) raised a number of affirmative defenses, and (iii) together with certain related entities (referred to, collectively with MetroPCS, as the “MetroPCS entities”), counterclaimed against Leap, Cricket, numerous Cricket subsidiaries, Denali License, and current and former employees of Leap and Cricket, including our CEO, S. Douglas Hutcheson. MetroPCS has since amended its complaint and Denali License has been dismissed, without prejudice, as a counterclaim defendant. The countersuit now alleges claims for breach of contract, misappropriation, conversion and disclosure of trade secrets, fraud, misappropriation of confidential information and breach of confidential relationship, relating to information provided by MetroPCS to such employees, including prior to their employment by Leap, and asks the court to award attorneys fees and damages, including punitive damages, impose an injunction enjoining us from participating in any auctions or sales of wireless spectrum, impose a constructive trust on our business and assets for the benefit of the MetroPCS entities, transfer our business and assets to MetroPCS, and declare that the MetroPCS entities have not infringed U.S. Patent No. 6,813,497 and that such patent is invalid. MetroPCS’s claims allege that we and the other counterclaim defendants improperly obtained, used and disclosed trade secrets and confidential information of the MetroPCS entities and breached confidentiality agreements with the MetroPCS entities. On October 31, 2007, pursuant to a stipulation between the parties, the court administratively closed the case for a period not to exceed six months. The parties stipulated that neither will move the court to reopen the case until at least 90 days following the administrative closure. On November 1, 2007, MetroPCS formally withdrew its September 4, 2007 unsolicited merger proposal, which our board of directors had previously rejected on September 16, 2007. On February 14, 2008, in response to our motion, the court re-opened the case. On September 22, 2006, Royal Street Communications, LLC, or Royal Street, an entity affiliated with MetroPCS, filed an action in the United States District Court for the Middle District of Florida, Tampa Division, seeking a declaratory judgment that our U.S. Patent No. 6,813,497 (the same patent that is the subject of our infringement action against MetroPCS) is invalid and is not being infringed by Royal Street or its PCS systems. Upon our request, the court has transferred the Royal Street case to the United States District Court for the Eastern District of Texas due to the affiliation between MetroPCS and Royal Street. On February 25, 2008, we filed an answer to the Royal Street complaint, together with counterclaims for patent infringement, and on February 29, 2008, we moved to consolidate the Royal Street matter with the MetroPCS case. We intend to vigorously defend against the counterclaims filed by the MetroPCS entities and the action brought by Royal Street. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable. If the MetroPCS entities were to prevail in these matters, it could have a material adverse effect on our business, financial condition and results of operations.

On August 17, 2006, we were served with a complaint filed by certain MetroPCS entities, along with another affiliate, MetroPCS California, LLC, in the Superior Court of the State of California, which names Leap, Cricket, certain of its subsidiaries, and certain current and former employees of Leap and Cricket, including Mr. Hutcheson, as defendants. In response to demurrers by us and by the court, two of the plaintiffs amended their complaint twice, dropped the other plaintiffs and have filed a third amended complaint. In the current complaint, the plaintiffs allege statutory unfair competition, statutory misappropriation of trade secrets, breach of contract, intentional interference with contract, and intentional interference with prospective economic advantage, seek preliminary and permanent injunction, and ask the court to award damages, including punitive damages, attorneys fees, and restitution. We have filed a demurrer to the third amended complaint. On October 25, 2007, pursuant to a stipulation between the parties, the court entered a stay of the litigation for a period of 90 days. On January 28, 2008, the court ordered that the stay remain in effect for a further 120 days, or until May 27, 2008. If and when the case proceeds, we intend to vigorously defend against these claims. Due to the complex nature of the legal and factual issues involved, however, the outcome of this matter is not presently determinable. If the MetroPCS entities were to prevail in this action, it could have a material adverse effect on our business, financial condition and results of operations.

On June 6, 2007, we were sued by Minerva Industries, Inc., or Minerva, in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 6,681,120 entitled “Mobile Entertainment and Communication Device.” Minerva alleges that certain handsets sold by us infringe a patent relating to mobile entertainment features, and the complaint seeks damages (including enhanced damages), an injunction and attorneys’ fees. We filed an answer to the complaint and counterclaims of invalidity on January 7, 2008. On January 21, 2008 Minerva filed another suit against us in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of its newly issued U.S. Patent No. 7,321,738 entitled “Mobile Entertainment and Communication Device.” This matter has been transferred to the judge overseeing the first Minerva action, and it is likely the two actions will be consolidated. On June 7, 2007, we were sued by Barry W. Thomas, or Thomas, in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 4,777,354 entitled “System for Controlling the Supply of Utility Services to Consumers.” Thomas alleges that certain handsets sold by us infringe a patent relating to actuator cards for controlling the supply of a utility service, and the complaint seeks damages (including enhanced damages) and attorneys’ fees. We and other co-defendants have filed a motion to stay the litigation pending the determination of similar litigation in the Western District of North Carolina. We intend to vigorously defend against these matters brought by Minerva and Thomas. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable. We have notified our handset suppliers of these lawsuits, the majority of whom were also sued by Minerva and Thomas in other actions, and we anticipate that we will be indemnified by such suppliers for the costs of defense and any damages arising with respect to such lawsuits.

On June 8, 2007, we were sued by Ronald A. Katz Technology Licensing, L.P., or Katz, in the United States District Court for the District of Delaware, for infringement of 19 U.S. patents, 15 of which have expired. Katz alleged that we have infringed patents relating to automated telephone systems, including customer service systems, and the complaint sought damages (including enhanced damages), an injunction, and attorneys’ fees. We have since settled this matter with Katz.

On October 15, 2007, Leap was sued by Visual Interactive Phone Concepts, Inc., or Visual Interactive, in the United States District Court for the Southern District of California for infringement of U.S. Patent No. 5,724,092 entitled “Videophone Mailbox Interactive Facility System and Method of Processing Information” and U.S. Patent No. 5,606,361 entitled “Videophone Mailbox Interactive Facility System and Method of Processing Information.” Visual Interactive alleged that Leap infringed these patents relating to interactive videophone systems, and the complaint sought an accounting for damages under 35 U.S.C. § 284, an injunction and attorneys’ fees. We filed our answer to the complaint on December 13, 2007, and on the same day, Cricket filed a complaint against Visual Interactive in the United States District Court for the Southern District of California seeking a declaration by the court that the patents alleged against us are neither valid nor infringed by us. Visual Interactive agreed to dismiss its complaint against Leap and file an amended complaint against Cricket, and Cricket filed its answer on January 23, 2008. We intend to vigorously defend against this matter. Due to the complex nature of the legal and factual issues involved, however, the outcome of this matter is not presently determinable.

On December 10, 2007, we were sued by Freedom Wireless, Inc., or Freedom Wireless, in the United States District Court for the Eastern District of Texas, Marshall Division for infringement of U.S. Patent No. 5,722,067 entitled “Security Cellular Telecommunications System,” U.S. Patent No. 6,157,823 entitled “Security Cellular Telecommunications System,” and U.S. Patent No. 6,236,851 entitled “Prepaid Security Cellular Telecommunications System.” Freedom Wireless alleges that its patents claim a novel cellular system that enables prepaid services subscribers to both place and receive cellular calls without dialing access codes or using modified telephones. The complaint seeks unspecified monetary damages, increased damages under 35 U.S.C. § 284 together with interest, costs and attorneys’ fees, and an injunction. On February 15, 2008, we filed a motion to sever and stay the proceedings against Cricket or, alternatively, to transfer the case to the United States District Court for the Northern District of California. We intend to vigorously defend against this matter. Due to the complex nature of the legal and factual issues involved, however, the outcome of this matter is not presently determinable.

On February 4, 2008, we and certain other wireless carriers were sued by Electronic Data Systems Corporation, or EDS, in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 7,156,300 entitled “ System and Method for Dispensing of a Receipt Reflecting Prepaid Phone Services” and U.S. Patent No. 7,255,268 entitled “System for Purchase of Prepaid Telephone Services.” EDS alleges that the sale and marketing by us of prepaid wireless cellular telephone services infringes these patents, and the complaint seeks an injunction against further infringement, damages (including enhanced damages) and attorneys’ fees. We intend to vigorously defend against this lawsuit. Due to the complex nature of the legal and factual issues involved, however, the outcome of this lawsuit is not presently determinable.

American Wireless Group

On December 31, 2002, several members of American Wireless Group, LLC, or AWG, filed a lawsuit against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the Whittington Lawsuit. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleges that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party’s claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs seek rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Plaintiffs contend that the named defendants are the controlling group that was responsible for Leap’s alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim. The defendants in the Whittington Lawsuit filed a motion to compel arbitration or, in the alternative, to dismiss the Whittington Lawsuit. The motion noted that plaintiffs, as members of AWG, agreed to arbitrate disputes pursuant to the license purchase agreement, that they failed to plead facts that show that they are entitled to relief, that Leap made adequate disclosure of the relevant facts regarding the third party dispute and that any failure to disclose such information did not cause any damage to the plaintiffs. The court denied defendants’ motion and the defendants appealed the denial of the motion to the Mississippi Supreme Court. On November 15, 2007, the Mississippi Supreme Court issued an opinion denying the appeal and remanded the action to the trial court. The defendants have since filed a motion to stay the remand pending application to the United States Supreme Court for a writ of certiorari. The Mississippi Supreme Court granted the motion and the remand is now stayed until at least April 2, 2008.

In a related action to the action described above, in June 2003, AWG filed a lawsuit in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the AWG Lawsuit, against the same individual defendants named in the Whittington Lawsuit. The complaint generally sets forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff seeks rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Defendants filed a motion to compel arbitration or, in the alternative, to dismiss the AWG Lawsuit, making arguments similar to those made in their motion to dismiss the Whittington Lawsuit. AWG has since agreed to arbitrate this lawsuit. The arbitration is proceeding and a briefing schedule for motions for summary judgment has been set.

Although Leap is not a defendant in either the Whittington or AWG Lawsuits, several of the defendants have indemnification agreements with us. Management believes that the defendants’ liability, if any, from the AWG and Whittington Lawsuits and any further indemnity claims of the defendants against Leap is not presently determinable.

Securities Litigation

Two shareholder derivative lawsuits were filed in the California Superior Court for the County of San Diego in November 2007 and January 2008, and one shareholder derivative lawsuit was filed in the United States District Court for the Southern District of California in February 2008 against certain of our current and former directors and executive officers, and against Leap as a nominal defendant. Plaintiffs in one of the state shareholder derivative lawsuits filed a notice of dismissal of that lawsuit on February 8, 2008. The claims asserted in these lawsuits include breaches of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the Exchange Act arising from Leap’s restatement of its financial statements as described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, the September 2007 unsolicited merger proposal from MetroPCS and sales of Leap common stock by certain of the defendants between December 2004 and June 2007. The complaints variously seek unspecified damages, equitable and/or injunctive relief, a constructive trust, disgorgement and reasonable attorneys fees and costs. Due to the complex nature of the legal and factual issues involved, the outcome of these matters is not presently determinable.

We and certain of our current and former officers and directors have been named as defendants in multiple securities class action lawsuits filed in the United States District Court for the Southern District of California between November 2007 and February 2008 purportedly on behalf of investors who purchased Leap common stock between May 16, 2004 and November 9, 2007. Our independent registered public accounting firm, PricewaterhouseCoopers, LLP, has been named in one of these lawsuits. The class action lawsuits allege that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5, and allege the individual defendants violated Section 20(a) of the Exchange Act, by making false and misleading statements about our business and financial results arising from Leap’s November 9, 2007 announcement of its restatement of its financial statements as described in Note 2 to the consolidated financial statements included elsewhere in this prospectus. Some of these lawsuits also allege false and misleading statements revealed by Leap’s August 7, 2007 second quarter 2007 earnings release. The class action lawsuits seek, among other relief, determinations that the actions are proper class actions, unspecified damages and reasonable attorneys fees and costs. Plaintiffs have filed motions for the appointment of lead plaintiff, lead plaintiffs’ counsel and consolidation of all related cases, and these motions are scheduled to be considered on March 28, 2008. We intend to vigorously defend against these lawsuits. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable.

Other

In addition to the matters described above, we are often involved in certain other claims, arising in the ordinary course of business, seeking monetary damages and other relief, none of which matters, based upon current information, is currently expected to have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Directors

Biographical information for the directors of Leap is set forth below. Our directors are elected at our annual stockholders’ meeting each year, generally serving one year terms or until their successors are duly elected and qualified.

Name	Age	Position

Mark H. Rachesky, M.D.	49	Non-Executive Chairman of the Board
John D. Harkey, Jr.	47	Director

S. Douglas Hutcheson	51	Chief Executive Officer, President, Acting Chief Financial Officer and Director
Robert V. LaPenta	62	Director
Michael B. Targoff	63	Director

Mark H. Rachesky, M.D. has served as a member and chairman of our board since August 2004. Dr. Rachesky is the co-founder and president of MHR Fund Management LLC, which is an investment manager of various private investment funds that invest in inefficient market sectors, including special situation equities and distressed investments. From 1990 through June 1996, Dr. Rachesky served in various positions at Icahn Holding Corporation, including as a senior investment officer and for the last three years as sole managing director and acting chief investment advisor. Dr. Rachesky serves as a member and chairman of the board of directors of Loral Space & Communications, Inc. (NASDAQ: LORL), and as a member of the boards of directors of Emisphere Technologies, Inc. (NASDAQ: EMIS), Neose Technologies, Inc. (NASDAQ: NTEC) and NationsHealth, Inc. (NASDAQ: NHRX). Dr. Rachesky holds a B.S. in molecular aspects of cancer from the University of Pennsylvania, an M.D. from the Stanford University School of Medicine, and an M.B.A. from the Stanford University School of Business.

John D. Harkey, Jr. has served as a member of our board since March 2005. Since 1998, Mr. Harkey has served as chief executive officer and chairman of Consolidated Restaurant Companies, Inc., and as chief executive officer and vice chairman of Consolidated Restaurant Operations, Inc. Mr. Harkey also has been manager of the investment firm Cracken, Harkey & Street, L.L.C. since 1997. From 1992 to 1998, Mr. Harkey was a partner with the law firm Cracken & Harkey, LLP. Mr. Harkey was founder and managing director of Capstone Capital Corporation and Capstone Partners, Inc. from 1989 until 1992. He currently serves on the boards of directors and audit committees of Loral Space & Communications, Inc. (NASDAQ:LORL), Energy Transfer Partners, L.P. (NYSE:ETP), Energy Transfer Equity, L.P. (NYSE:ETE) and Emisphere Technologies, Inc. (NASDAQ:EMIS). He also serves on the President’s Development Council of Howard Payne University, and on the executive board of Circle Ten Council of the Boy Scouts of America. Mr. Harkey obtained a B.B.A. with honors and a J.D. from the University of Texas at Austin and an M.B.A. from Stanford University School of Business.

S. Douglas Hutcheson was appointed as our chief executive officer and president in February 2005, and has served as a member of our board since then, and has also served as our acting chief financial officer since September 2007, having previously served as our president and chief financial officer from January 2005 to February 2005, as our executive vice president and chief financial officer from January 2004 to January 2005, as our senior vice president and chief financial officer from August 2002 to January 2004, as our senior vice president and chief strategy officer from March 2002 to August 2002, as our senior vice president, product development and strategic planning from July 2000 to March 2002, as our senior vice president, business development from March 1999 to July 2000 and as our vice president, business development from September 1998 to March 1999. From February 1995 to September 1998, Mr. Hutcheson served as vice president, marketing in the Wireless Infrastructure Division at Qualcomm Incorporated. Mr. Hutcheson is on the board of directors of the Children’s Museum of San Diego and of San Diego’s Regional Economic Development Corporation. Mr. Hutcheson holds a B.S. in mechanical engineering from California Polytechnic University and an M.B.A. from University of California, Irvine.

Robert V. LaPenta has served as a member of our board since March 2005. Mr. LaPenta is the chairman, president and chief executive officer of L-1 Identity Solutions, Inc. (NYSE:ID), a provider of technology solutions for protecting and securing personal identities and assets. From April 2005 to August 2006, Mr. LaPenta served as the chairman and chief executive officer of L-1 Investment Partners, LLC, an investment firm seeking investments in the biometrics area. Mr. LaPenta served as president, chief financial officer and director of L-3 Communications Holdings, Inc., a company he co-founded, from April 1997 until his retirement from those positions effective April 1, 2005. From April 1996, when Loral Corporation was acquired by Lockheed Martin Corporation, until April 1997, Mr. LaPenta was a vice president of Lockheed Martin and was vice president and chief financial officer of Lockheed Martin’s C3I and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, Mr. LaPenta was Loral’s senior vice president and controller, a position he held since 1981. Mr. LaPenta previously served in a number of other executive positions with Loral since he joined that company in 1972. Mr. LaPenta is on the board of trustees of Iona College and the board of directors of Core Software Technologies. Mr. LaPenta received a B.B.A. in accounting and an honorary degree in 2000 from Iona College in New York.

Michael B. Targoff has served as a member of our board since September 1998. He is founder of Michael B. Targoff and Co., a company that seeks active or controlling investments in telecommunications and related industry early stage companies. In February 2006, Mr. Targoff was appointed chief executive officer and vice-chairman of the board of directors of Loral Space & Communications Inc. (NASDAQ: LORL). From its formation in January 1996 through January 1998, Mr. Targoff was president and chief operating officer of Loral Space & Communications Ltd. Mr. Targoff was senior vice president of Loral Corporation until January 1996. Previously, Mr. Targoff was the president of Globalstar Telecommunications Limited, the public owner of Globalstar, Loral’s global mobile satellite system. Mr. Targoff also serves as a member of the board of directors of ViaSat, Inc. (NASDAQ: VSAT) and CPI International, Inc. (NASDAQ: CPII), in addition to serving as chairman of the boards of directors of three small private telecommunications companies. Before joining Loral Corporation in 1981, Mr. Targoff was a partner in the New York law firm of Willkie Farr & Gallagher. Mr. Targoff holds a B.A. from Brown University and a J.D. from Columbia University School of Law.

Executive Officers

Biographical information for the executive officers of Leap who are not directors, as of the date of this prospectus, is set forth below. There are no family relationships between any director or executive officer and any other director or executive officer. Executive officers serve at the discretion of our board and until their successors have been duly elected and qualified, unless sooner removed by the board.

Name	Age	Position

Albin F. Moschner	55	Executive Vice President and Chief Marketing Officer
Glenn T. Umetsu	58	Executive Vice President and Chief Technical Officer
William Ingram	50	Senior Vice President, Financial Operations and Strategy
Robert J. Irving, Jr.	52	Senior Vice President, General Counsel and Secretary
Steven R. Martin	47	Acting Chief Accounting Officer
Leonard C. Stephens	51	Senior Vice President, Human Resources

Albin F. Moschner has served as our executive vice president and chief marketing officer since January 2005, having previously served as senior vice president, marketing from September 2004 to January 2005. Prior to this, Mr. Moschner was president of Verizon Card Services from December 2000 to November 2003. Prior to joining Verizon, Mr. Moschner was president and chief executive officer of OnePoint Services, Inc., a telecommunications company that he founded and that was acquired by Verizon in December 2000. Mr. Moschner also was a principal and the vice chairman of Diba, Inc., a development stage internet software company, and served as senior vice president of operations, a member of the board of directors and ultimately president and chief executive officer of Zenith Electronics from October 1991 to July 1996. Mr. Moschner holds a master’s degree in electrical engineering from Syracuse University and a B.E. in electrical engineering from the City College of New York.

Glenn T. Umetsu has served as our executive vice president and chief technical officer since January 2005, having previously served as our executive vice president and chief operating officer from January 2004 to January 2005, as our senior vice president, engineering operations and launch deployment from June 2002 to January 2004, and as vice president, engineering operations and launch development from April 2000 to June 2002. From September 1996 to April 2000, Mr. Umetsu served as vice president, engineering and technical operations for Cellular One in the San Francisco Bay Area. Before Cellular One, Mr. Umetsu served in various telecommunications operations roles for 24 years with AT&T Wireless, McCaw Communications, RAM Mobile Data, Honolulu Cellular, PacTel Cellular, AT&T Advanced Mobile Phone Service, Northwestern Bell and the United States Air Force. Mr. Umetsu holds a B.A. in mathematics and economics from Brown University.

William Ingram has served as our senior vice president, financial operations and strategy since February 2008, having previously served as a consultant to us since August 2007. Prior to joining us, Mr. Ingram served as vice president and general manager of AudioCodes, Inc., a telecommunications equipment company from July 2006 to March 2007. Prior to that, Mr. Ingram served as the president and chief executive officer of Nuera Communications, Inc., a provider of VoIP infrastructure solutions, from September 1996 until it was acquired by AudioCodes, Inc. in July 2006. Prior to joining Nuera Communications in 1996, Mr. Ingram served as the chief operating officer of the clarity products division of Pacific Communication Sciences, Inc. a provider of wireless data communications products, as president of Ivie Industries, Inc. a computer security and hardware manufacturer, and as president of KevTon, Inc. an electronics manufacturing company. Mr. Ingram holds an A.B. in economics from Stanford University and an M.B.A. from Harvard Business School.

Robert J. Irving, Jr. has served as our senior vice president, general counsel and secretary since May 2003, having previously served as our vice president, legal from August 2002 to May 2003, and as our senior legal counsel from September 1998 to August 2002. Previously, Mr. Irving served as administrative counsel for Rohr, Inc., a corporation that designed and manufactured aerospace products from 1991 to 1998, and prior to that served as vice president, general counsel and secretary for IRT Corporation, a corporation that designed and manufactured x-ray inspection equipment. Before joining IRT Corporation, Mr. Irving was an attorney at Gibson, Dunn & Crutcher. Mr. Irving was admitted to the California Bar Association in 1982. Mr. Irving holds a B.A. from Stanford University, an M.P.P. from The John F. Kennedy School of Government of Harvard University and a J.D. from Harvard Law School, where he graduated cum laude.

Steven R. Martin has served as our acting chief accounting officer since February 2008, having previously served as an accounting consultant to us and our Audit Committee since October 2007. From July 2005 to September 2007, Mr. Martin served as vice president and chief financial officer of Stratagene Corporation, a publicly traded life sciences company, and served as director of finance of Stratagene Corporation from May 2004 to July 2005. From March 2001 to May 2003, Mr. Martin served as controller of Gen-Probe Incorporated, a publicly traded life sciences company. Prior to Gen-Probe, Mr. Martin held various senior finance positions at two other international manufacturing companies and was a senior audit manager at the public accounting firm of Deloitte & Touche. Mr. Martin is a certified public accountant and holds a B.S. in accounting from San Diego State University.

Leonard C. Stephens has served as our senior vice president, human resources since our formation in June 1998. From December 1995 to September 1998, Mr. Stephens was vice president, human resources operations for Qualcomm Incorporated. Before joining Qualcomm Incorporated, Mr. Stephens was employed by Pfizer Inc., where he served in a number of human resources positions over a 14-year career. Mr. Stephens holds a B.A. from Howard University.

Director Independence

Our board has determined that, except for Mr. Hutcheson, all of its members are independent directors as defined in the Nasdaq Stock Market listing standards. Mr. Hutcheson is not considered independent because he is employed by us as our president and chief executive officer. Our board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each member of each committee is an independent director, as defined in the Nasdaq Stock Market listing standards.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

Our compensation and benefits programs are designed to attract and retain key employees necessary to support our business plans and to create and sustain a competitive advantage for us in the market segment in which we compete. For all of our executive officers, a substantial portion of total compensation is performance-based. We believe that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, linked to specific, measurable results intended to create value for stockholders.

In particular, our fundamental compensation philosophies and objectives for executive officers include the following:

•	Using total compensation to recognize each individual officer’s scope of responsibility within the organization, experience, performance and overall contributions to our company.

•	Providing incentives to achieve key strategic, financial and individual performance measures by linking incentive award opportunities to the achievement of performance goals in these areas.

•	Using external compensation data from similarly sized wireless companies and other “high-tech” companies as part of our due diligence in determining base salary, target bonus amounts and equity awards for individual officers at Leap.

•	Using long-term equity-based compensation (generally restricted stock and stock options) to align employee and stockholder interests, as well as to attract, motivate and retain employees and enable them to share in our long-term success.

Our compensation program includes cash compensation, which we view as a short-term incentive, and equity compensation, which we believe provides incentives over a longer term. Our equity compensation awards are designed to reward executives for the financial and operating performance of the company as a whole, as well as the executive’s individual contributions to our overall success. We do not have any requirements that executive officers hold a specific amount of our common stock or stock options; however, we periodically review executive officer equity-based incentives to ensure that our executives maintain sufficient unvested awards to promote their continued retention. In general, we seek to provide executives who have the greatest influence on our financial and operating success with compensation packages in which their equity awards could provide a significant portion of their total potential compensation. This focus on equity awards is intended to provide meaningful compensation opportunities to executives with the greatest potential influence on our financial and operating performance. Thus, we make the most substantial equity awards to our senior executive management team, comprised of our CEO, executive vice presidents and senior vice presidents. In addition, we seek to provide vice presidents and other employees who have significant influence over our operating and financial success with equity incentives that provide high retention value and alignment of these managers’ interests with those of our stockholders. We have not adopted any other formal or informal policies or guidelines for allocating compensation between long-term and short-term incentives, between cash and non-cash compensation, or among different forms of non-cash compensation.

Procedures for Determining Compensation Awards

The Compensation Committee

The Compensation Committee of our board of directors has primary authority to determine and recommend the compensation payable to our executive officers. In fulfilling this oversight responsibility, the Compensation Committee annually reviews the performance of our senior executive management team in light of our compensation philosophies and objectives described above. To aid the Compensation Committee in making its compensation determinations, each year our CEO, assisted by our senior vice president, human resources, provides recommendations to the Compensation Committee regarding the compensation of the other executive officers. In addition, the Compensation Committee has retained Mercer (US), Inc., or Mercer, a consulting firm specializing in executive compensation matters, to assist the committee in evaluating our compensation programs, policies and objectives. Mercer began providing these services to the Compensation Committee in January 2006.

Comparison of Compensation to Market Data

The Compensation Committee strives to provide compensation opportunities for our executive officers that are competitive with the market in which Leap competes for executive talent. To aid the Compensation Committee in its review of our executive compensation programs, management and/or Mercer periodically prepares a comparison of executive compensation levels at similarly-sized wireless telecommunications companies and other “high-tech” companies. This comparison typically includes statistical summaries of compensation information derived from a number of large, third-party studies and surveys, which, for purposes of considering 2007 compensation for our executive officers, included the Mercer Benchmark Database, the Watson Wyatt Services Report, the Radford Executive Survey and the Mellon High-Technology Survey. These summaries and databases contain executive compensation information for telecommunications, wireless and other companies, although the surveys do not provide the particular names of those companies whose pay practices are surveyed with respect to any particular position being reviewed. In addition to this third-party survey information, Mercer may also present comparative compensation information for a select number of other telecommunications and “high-tech” companies with annual revenues generally comparable to ours and against which we compete for executive talent. As part of its review of compensation for 2007, the Compensation Committee reviewed comparative data prepared by Mercer with respect to the following companies: Alamosa Holdings, American Tower, Centennial Communications, Crown Castle International, Dobson Communications, Nextel Partners, NII Holdings, USA Mobility and Valor. This comparative information, together with the statistical summaries described above, was presented to help the Compensation Committee generally assess comparative compensation levels for positions held by our executive officers. This approach is designed to help us provide executive compensation opportunities that will allow us to remain competitive.

Our Compensation Committee has historically attempted to provide base salaries, target bonus amounts and long-term equity awards for our executive officers that are generally targeted around the 75th percentile of compensation awarded to executives with similar positions and experience. Under this objective, we generally seek to target less than the 75th percentile of total compensation when performance expectations are not met, total compensation at or around the 75th percentile when performance expectations are met, and total compensation at or above the 75th percentile when performance expectations are exceeded. Comparative compensation levels, however, are only one of several factors that our Compensation Committee considers in determining compensation levels for our executive officers. As a result, the individual elements of an executive officers’ overall compensation opportunity may deviate from the 75th percentile based on other considerations, including the executive officer’s experience and tenure in his or her respective position, as well as his or her individual performance, leadership and other skills. In addition, because Leap has experienced, and expects to continue to experience, rapid growth in our business and revenues, the companies against which we measure our compensation will continue to evolve. As a result, although we intend to continue to strive to provide compensation opportunities that are competitive, the Compensation Committee may determine not to fully adjust the compensation levels of our executive officers to keep pace with the 75th percentile of the larger peer companies against which we may be measured.

The extent to which actual compensation to be received by an executive may materially deviate from the targeted compensation opportunity will also depend upon Leap’s corporate and operational performance, the individual performance of the relevant officer as measured against his or her pre-determined individual performance goals for the year, as well as a more subjective assessment of the individual’s contributions. This approach is intended to ensure that there is a direct relationship between Leap’s overall performance in the achievement of its financial and operational goals and each individual named executive officer’s total compensation.

With respect to targeted cash compensation for 2007, the Compensation Committee set base salary and target bonus amounts that substantially comported with the 75th percentile of compensation provided to executives with comparable positions as determined by reference to the survey data and peer group information described above. As described further below, however, actual cash and total compensation amounts earned by our executive officers in 2007 were below the targeted 75th percentile of compensation of executives at comparable companies due to the below-target bonus awards earned during the year as a result of 2007 company performance. In addition, because the compensation levels of our named executive officers reflect, in part, the compensation levels associated with the varying roles and responsibilities of corporate executives in the marketplace, there were significant differentials between the 2007 compensation awarded to our CEO and to our other named executive officers. The difference in Mr. Hutcheson’s compensation relative to the other executive officers, however, is not the result of any internal compensation equity standard but rather reflects our Compensation Committee’s review of the compensation of chief executive officers of other comparable companies, as well as its review of Mr. Hutcheson’s performance.

Performance Goals

As indicated above, an important objective of our compensation program is to provide incentives to our executives to achieve key strategic, financial and individual performance measures. Corporate and individual performance goals are generally established at the beginning of each year. Annual corporate goals are generally formulated by our executive management team and are submitted to the board of directors for review. Management then typically recommends a subset of these goals to the Compensation Committee as the corporate performance goals underlying the annual cash bonus plan for our named executive officers. The corporate performance goals established by our Compensation Committee for our named executive officers generally focus on two key performance metrics: (i) a financial measure we call adjusted OIBDA, which we currently define as operating income (loss) less depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale/disposal of assets; impairment of assets; and share-based compensation expense (benefit); and (ii) our number of net customer additions. We believe that the achievement of these performance goals is dependent in many respects upon the efforts and contributions of our named executive officers and the attainment of their individual performance goals. When determining whether Leap has achieved its corporate performance goals, the Compensation Committee has the ability to make objective adjustments to the performance goals to account for any significant investments or special projects undertaken during the year which were not contemplated when the goals were originally determined. In addition, our Compensation Committee retains the authority to authorize bonus payments to our executive officers that are different from the bonus payments that would otherwise be awarded based on our achievement of the performance goals established for the bonus plans.

At the beginning of each year, our executive officers work with our CEO to establish their individual performance goals for the year, based on their respective roles within the company. For example, individual performance goals established for 2007 included, among others, the retention and expansion of our customer base, maintaining and improving the quality of our wireless network, continued recruitment and development of our employees and continued control and reduction of our operating expenses. These individual performance goals are generally qualitative in nature.

Elements of Executive Compensation

Leap’s executive officer compensation program is comprised of three primary components: base salary; annual short-term incentive compensation in the form of cash bonuses; and long-term incentive compensation in the form of stock options and restricted stock. We also provide certain additional employee benefits and retirement programs to our executive officers.

Base Salary

The base salary for each executive officer is generally established through negotiation at the time the executive is hired, taking into account the executive’s qualifications, experience, prior salary and competitive salary information. As discussed above, in determining base salaries for our executive officers, the Compensation Committee considers compensation paid to comparable officers at comparable companies. In addition, each year the Compensation Committee determines whether to approve merit increases to our executive officers’ base salaries based upon their individual performance and the recommendations of our CEO. From time to time, an executive officer’s base salary may also be increased to reflect changes in competitive salaries for such executive’s position based on the compensation data for comparable companies prepared for our Compensation Committee. Our CEO does not participate in deliberations regarding his own compensation.

In early 2007, as part of its annual salary review, the Compensation Committee increased our CEO’s base salary by 7%. In addition, the Compensation Committee approved merit base salary increases between 0% and 10.6% for our other named executive officers. These annual merit salary increases reflected the Compensation

Committee’s review of the compensation levels of each of our named executive officers as compared to those of officers with similar positions at comparable companies, as well as the Committee’s assessment of each individual named executive officer’s performance during the prior year. Our named executive officers’ base salaries for 2007 are set forth in the Summary Compensation Table below.

Annual Performance Bonus

We provide an annual cash performance bonus to our executive officers. The purpose of these bonus awards is to provide an incentive to our executive officers to assist us in achieving our principal financial and operating performance goals. In determining the potential bonus opportunity for an executive officer for a given year, the Compensation Committee generally intends that approximately 75% of the targeted amount of the annual performance bonus be based upon Leap’s corporate performance and that approximately 25% be based upon the officer’s individual performance.

Prior to 2007, the entire amount of an officer’s annual performance bonus was payable under the Cricket Non-Sales Bonus Plan for the relevant year. The Cricket Non-Sales Bonus Plan is a bonus plan established each year for eligible employees of Cricket and provides for the payment of cash bonuses to employees working a specified minimum number of hours per week (other than employees who are eligible to participate in Cricket’s separate sales bonus plan). Payment of bonuses to our executive officers under the Cricket Non-Sales Bonus Plan is administered by the Compensation Committee. Historically, 75% of the target amount payable to an officer under the Cricket Non-Sales Bonus Plan for the relevant year was based upon Leap’s achievement of corporate performance goals and 25% was based on an evaluation of the individual officer’s performance throughout the year.

In 2007, our board of directors adopted and our stockholders approved the Leap Wireless International, Inc. Executive Incentive Bonus Plan, or the Executive Bonus Plan. The Executive Bonus Plan is a bonus plan for our executive officers and other eligible members of management which provides for the payment of cash bonuses based on Leap’s achievement of certain predetermined corporate performance goals, with the intention that such bonuses be deductible as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Executive Bonus Plan is further described below under the heading “— The Leap Wireless International, Inc. Executive Incentive Bonus Plan” and is administered by the Executive Bonus Plan Committee, or the Plan Committee, consisting of Compensation Committee members Mark Rachesky and Michael Targoff. Beginning in 2007, the 75% portion of the annual performance bonus attributable to corporate performance goals became payable to our executive officers under the Executive Bonus Plan and the 25% portion attributable to their individual performance was payable under the Cricket Non-Sales Bonus Plan for 2007, or the 2007 Non-Sales Bonus Plan.

Determination of Targets and Performance Goals

Target and maximum bonus amounts payable to our executive officers are established early in the year, generally as a percentage of each individual executive officer’s base salary. For 2007 compensation, overall target bonuses were set at 100% of base salary for our CEO, 80% of base salary for our executive vice presidents and 65% of base salary for the other individuals serving as named executive officers. The actual bonus award payable to the executive officers is generally 0% to 200% of the target bonus amount, based on the relative attainment of the corporate and individual performance objectives, subject to the Committee’s discretion to reduce the amount payable. These target and maximum bonus amounts are based, in part, on the Compensation Committee’s review of cash bonus payments made to similarly situated executives of other comparable and surveyed companies, as described above.

As more fully described above, the corporate and individual performance goals used to determine the actual amount of the annual performance bonus are generally established at the beginning of the year. With respect to the 75% portion of the target bonus attributable to corporate performance, the performance goals generally relate to financial and operational goals for adjusted OIBDA and our number of net customer additions, each of which goals is weighted evenly in determining the amount of the bonus. With respect to 2007 performance, this portion of the bonus was payable semi-annually, with up to 50% of the target amount payable after completion of our second fiscal quarter and any remaining amount payable after completion of our fiscal year. Beginning in 2008, the entire amount of any corporate performance bonus will be payable following completion of the fiscal year.

With respect to the 25% portion of the target bonus attributable to individual performance, performance goals are determined for our CEO and other executive officers based on their respective role within the company. Following the completion of our fiscal year, each of the executive officers is evaluated in light of the performance goals he or she established for the year. The Compensation Committee determines the portion of our CEO’s bonus attributable to individual performance based upon his achievement of performance goals, as well as its subjective and more qualitative assessment of his performance. For our other named executive officers, the Compensation Committee determines the portion of the annual bonus attributable to individual performance based, in part, upon a rating assigned to each individual each quarter by our CEO based upon his assessment of such individual’s achievement of performance goals, as well as the Compensation Committee’s subjective and more qualitative assessment of such individual’s overall performance.

2007 Performance Bonus Awards

Corporate performance goals for the Executive Bonus Plan were approved in early 2007. The performance targets to permit each of our named executive officers to receive 100% of their 2007 target bonus for corporate performance were: (i) approximately $450 million of adjusted OIBDA; and (ii) approximately 850,000 net customer additions. The threshold levels, below which no performance bonus would be paid, were: (i) approximately 90% of the adjusted OIBDA target; and (ii) approximately 80% of the net customer additions target. Individual performance goals established among our named executive officers for fiscal 2007 included, among others, the retention and expansion of our customer base, maintaining and improving the quality of our wireless network, continued recruitment and development of our employees and continued control and reduction of our operating expenses.

Following the completion of our second fiscal quarter of 2007, the Plan Committee approved the payment of bonuses in July 2007 to our named executive officers based on Leap’s results for adjusted OIBDA and net customer additions for the first six months of the year as measured against the corporate performance goals described above. The amounts paid to the named executive officers under the Executive Bonus Plan for the first six months of 2007 were as follows: Mr. Hutcheson: $224,274; Mr. Umetsu, $106,262; Mr. Moschner, $106,008; and Mr. Stephens, $68,619. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007 and did not receive a corporate performance bonus in 2007. As contemplated by the Executive Bonus Plan, any remaining amounts payable to our named executive officers under the Executive Bonus Plan were payable after the fourth quarter of 2007 upon finalization of our 2007 fiscal year results. Based upon our 2007 results for net customer additions and adjusted OIBDA, no additional amounts were payable to our named executive officers under the Executive Bonus Plan. The adjusted OIBDA and net customer additions performance targets for 2008 have not yet been determined. We expect that these targets, however, will be set in a manner consistent with prior years, will be challenging to achieve and will be intended to reward significant company performance.

With respect to the portion of the bonus based upon individual performance, the Compensation Committee determined the amount of the bonus based, in part, upon a rating assigned to each individual each quarter by our CEO based upon his assessment of such individual’s achievement of performance goals, as well as the Compensation Committee’s more subjective and qualitative assessment of such individual’s overall performance. As part of this assessment, the Compensation Committee determined to double the amount of the potential bonus opportunity attributable to the executive officers’ performance in the fourth quarter of 2007 under the 2007 Non-Sales Bonus Plan. This potential fourth quarter bonus opportunity was made available to all participants under the 2007 Non-Sales Bonus Plan, including our named executive officers, to recognize the significant efforts of senior management and other employees during the year. Following its consideration of the named executive officers’ performance for the year in light of the goals set forth above, the Compensation Committee approved the payment of the following individual performance bonuses to our named executive officers under the 2007 Non-Sales Bonus Plan: Mr. Hutcheson: $248,374; Mr. Umetsu, $127,280; Mr. Moschner, $136,352; and Mr. Stephens, $64,260.

Aggregate cash bonuses paid to our named executive officers under the Executive Bonus Plan and the 2007 Non-Sales Bonus Plan, expressed as an approximate percentage of their aggregate target bonus, were as follows: Mr. Hutcheson, 77%; Mr. Umetsu, 80%; Mr. Moschner, 84%; and Mr. Stephens, 70%.

Long-Term Incentive Compensation

Leap provides long-term incentive compensation to its executive officers and other selected employees through the 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, or the 2004 Stock Plan. The 2004 Stock Plan was approved and adopted by the Compensation Committee in 2004 pursuant to authority delegated to it by the board of directors and is generally administered by the Compensation Committee. See “— 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan” for additional information regarding the 2004 Stock Plan.

Under the 2004 Stock Plan, we grant our executive officers and other selected employees non-qualified stock options at an exercise price equal to (or greater than) the fair market value of Leap common stock (as determined under the 2004 Stock Plan) on the date of grant and restricted stock at a purchase price equal to the par value per share. Since our adoption of the 2004 Stock Plan, the practice of the Compensation Committee has generally been to grant initial awards to executive officers and other eligible employees that join us which vest in full in three to five years after the date of grant (with no partial time-based vesting for the awards in the interim) but that are subject to accelerated performance-based vesting prior to that time if Leap meets certain performance targets. Beginning in late 2006, the Compensation Committee also began to make annual refresher grants of options and restricted stock to our executive officers and other eligible employees. We believe that the awards under the 2004 Stock Plan help us to reduce officer and employee turnover and to retain the knowledge and skills of our key employees. The size and timing of equity awards is based on a variety of factors, including Leap’s overall performance, the recipient’s individual performance and competitive compensation information, including the value of such awards granted to comparable executive officers as set forth in the statistical summaries of compensation data for comparable companies prepared for the Compensation Committee.

In January 2005, we made initial grants of stock options and restricted stock under the 2004 Stock Plan to our then-acting executive officers, which awards were to vest in full approximately three years after the date of grant with no partial time-based vesting for the awards. These awards were, however, subject to accelerated performance-based vesting in increments ranging from 10% to 30% of the applicable award per year if Leap met certain annual performance targets in 2005 or 2006 relating to the following: (i) our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA; and (ii) our number of net customer additions. Following the grant of these awards, there was no accelerated vesting in 2006 based upon our 2005 financial results. The following year, vesting for a portion of these awards was accelerated in 2007 based on our achievement of 2006 annual results. As a result, 19.3% of the shares underlying each award granted to our named executive officers vested on an accelerated basis, other than the awards held by Mr. Hutcheson, whose agreements provided for 20% performance-based vesting. For 2006, the performance targets to entitle 20% of the shares underlying the awards to vest on an accelerated basis were: (i) approximately $264 million of adjusted EBITDA; and (ii) approximately 650,000 net customer additions; and the threshold levels, below which no accelerated performance-based vesting would occur, were: (i) approximately 90% of the adjusted EBITDA target; and (ii) approximately 70% of the net customer additions target.

Initial grants of stock options and restricted stock to executive officers who joined us or were promoted after May 2005 vest in full five years after the date of grant with no partial time-based vesting for the awards, but are subject to accelerated performance-based vesting in increments ranging from 10% to 30% of the applicable award per year if Leap meets certain adjusted EBITDA and net customer addition performance targets, measured for fiscal years 2006 to 2008 for grants occurring prior to February 2006, and measured for fiscal years 2007 to 2009 for awards granted after that date. As more fully described above, vesting of a portion of these awards was accelerated in February 2007 based on the levels of 2006 adjusted EBITDA and net customer additions achieved by Leap. Based upon our 2007 results for net customer additions and adjusted EBITDA, there was no additional accelerated vesting for any portions of our stock options and restricted stock in 2008. For 2007, the performance targets to entitle 20% of the shares underlying the awards to vest on an accelerated basis were: (i) approximately $450 million of adjusted EBITDA; and (ii) 870,000 net customer additions; and the threshold levels, below which no accelerated performance-based vesting would occur, were: (i) approximately 90% of the adjusted EBITDA target; and

(ii) approximately 80% of the net customer additions target. We expect to modify our 2008 adjusted EBITDA and net customer additions performance targets to reflect our current plans for 2008 and that such targets will be challenging to achieve and will result in accelerated vesting in the event of significant company performance.

In connection with a review of our executive compensation policies in October 2006, we noted that a significant portion of the equity grants previously awarded to several of our named executive officers were to vest in early 2008. Therefore, in order to achieve our executive compensation objectives noted above, including the long-term retention of members of our senior management team, in December 2006, the Compensation Committee recommended, and the board granted, an aggregate of 190,000 non-qualified stock options and 27,500 restricted stock awards to Messrs. Hutcheson, Umetsu, Moschner and Stephens. These additional grants of stock options and restricted stock awards vest in four years, with the options vesting in equal 25% annual increments and the shares of restricted stock vesting in full on the fourth anniversary of the date of grant. The amount, nature and timing of these grants were based, in part, on the equity holdings (and the related vesting of such holdings) of similarly situated executives as set forth in the statistical summaries of compensation data for comparable companies. Consistent with this practice, on February 20, 2008, the Compensation Committee approved the additional grant of an aggregate of 18,000 non-qualified stock options to Mr. Moschner and 75,000 shares of restricted stock to Messrs. Umetsu, Moschner and Stephens, with such grants effective on February 29, 2008. The Compensation Committee approved the grant of 100,000 non-qualified stock options and 50,000 shares of restricted stock to Mr. Hutcheson on March 25, 2008. These additional grants of stock options and restricted stock generally vest in four years, with the options vesting in equal 25% annual increments and the shares of restricted stock vesting in 25% equal increments on the second and third anniversaries of grant and 50% on the fourth anniversary of the date of grant. With respect to the restricted stock awards to Messrs. Umetsu and Stephens, one-third of the underlying shares vest on March 1, 2009 and the remaining two-thirds of the underlying shares vest on March 1, 2010.

401(k) Plan

Leap maintains a 401(k) plan for all employees, and provides a 50% match on employees’ contributions, with Leap’s matching funds limited to 6% of an employee’s base salary. Leap’s 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. We match a portion of the employee contributions and may, at our discretion, make additional contributions based upon earnings. Our contributions for the year ended December 31, 2007 were approximately $1,571,000.

Other Benefits

Our executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers. In addition, Leap provides certain executive officers with supplemental health coverage with a maximum benefit of $50,000 per year per family unit, the ability to apply for supplemental, company-paid executive disability insurance that provides a benefit of up to $2,500 per month up to age 65, a supplemental, company-paid executive life insurance policy of $250,000, and $750,000 of executive accidental death and disability insurance to our senior vice presidents and other executive officers. Leap also provides a tax planning reimbursement benefit to certain executive officers, with the amount of the annual reimbursement capped at $10,000 to $15,000 depending upon the position of the executive. We believe that these additional benefits are reasonable in scope and amount and are typically offered by other companies against which we compete for executive talent. We do not maintain any pension plans or plans that provide for the deferral of compensation on a basis that is not tax-qualified.

Policy on Deductibility of Executive Officer Compensation

Section 162(m) of the Code generally disallows a tax deduction to a publicly-held company for compensation in excess of $1 million paid to its chief executive officer and its four most highly compensated executive officers. Performance-based compensation tied to the attainment of specific goals is excluded from the limitation. In late 2006, the Compensation Committee evaluated whether Leap should take action with respect to the tax deductibility of Leap’s executive compensation under Section 162(m) of the Code, and generally concluded that it would be advisable for Leap to undertake the necessary steps to cause Leap’s performance-based cash bonus payments and future grants of stock options to executive officers to qualify as potential performance-based compensation plans under Section 162(m) of the Code. Stockholders approved the Executive Bonus Plan and the 2004 Stock Plan at our 2007 Annual Meeting of Stockholders, and the board intends to generally administer the plans in the manner required to make future payments under the Executive Bonus Plan and to grant options under the 2004 Stock Plan that constitute qualified performance-based compensation under Section 162(m). With respect to 2008 compensation, it is unlikely that specific performance goals will be finalized in time to make any corporate performance bonuses payable under the Executive Bonus Plan fully deductible under Section 162(m). In addition, the board also retains the discretion to pay discretionary bonuses or other types of compensation outside of the plans which may or may not be tax deductible.

Summary Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2007 and 2006 earned by or paid to our CEO and acting CFO, our three next most highly compensated executive officers as of the end of the last fiscal year, and our former CFO. We refer to these officers collectively as our named executive officers for 2007.

				Non-Equity
				Incentive Plan	Stock	Option	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Awards(2)	Awards(3)	Compensation(4)	Total

S. Douglas Hutcheson	2007	$610,385	$—	$472,648	$1,204,349	$1,759,639	$27,164	$4,074,185
CEO, President, Acting CFO and Director	2006	$541,346	$100,000	$700,000	$926,452	$942,522	$20,801	$3,231,121
Glenn T. Umetsu	2007	$361,654	$—	$233,542	$890,086	$760,115	$32,716	$2,278,113
Executive Vice President and Chief Technology Officer	2006	$334,154	$—	$342,725	$801,957	$548,791	$30,989	$2,058,616
Albin F. Moschner	2007	$360,962	$—	$242,360	$402,703	$1,206,153	$31,057	$2,243,235
Executive Vice President and Chief Marketing Officer	2006	$327,692	$—	$336,684	$314,574	$994,830	$55,050	$2,028,830
Leonard C. Stephens	2007	$286,923	$5,000	$132,879	$303,802	$250,793	$21,880	$1,001,277
Senior Vice President, Human Resources	2006	$282,500	$10,000	$217,229	$508,257	$152,175	$16,031	$1,186,192
Amin I. Khalifa(5)	2007	$274,039	$—	$—	$315,596	$840,107	$658,657	$2,088,399
Former Executive Vice President and CFO	2006	$115,385	$50,000	$123,168	$108,081	$287,708	$13,246	$697,588

(1)	For 2007, the amounts represent aggregate cash bonuses earned during 2007 under the Executive Bonus Plan and the 2007 Non-Sales Bonus Plan. For 2006, the amounts represent cash bonuses earned during 2006 under the 2006 Non-Sales Bonus Plan.

(2)	Represents annual compensation cost for fiscal 2007 or fiscal 2006 of restricted stock awards granted to our named executive officers in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” or SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included elsewhere in this prospectus. Restricted stock awards to named executive officers issued under the 2004 Stock Plan grant such executives the right to purchase, subject to vesting, shares of common stock at a purchase price of $0.0001 per share.

(3)	Represents annual compensation cost for fiscal 2007 or fiscal 2006 of options to purchase Leap common stock granted to our named executive officers in accordance with SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Includes the other compensation set forth in the table below:

		Matching	Executive	Financial	Housing and	Sick
		401(k)	Benefits	Planning	Other Living	Leave/Vacation	Severance	Total Other
Name	Year	Contributions	Payments	Services	Expenses	Payout	Payment	Compensation

S. Douglas Hutcheson	2007	$6,750	$7,898	$1,458	$—	$11,058	$—	$27,164
	2006	$6,600	$4,357	$3,113	$—	$6,731	$—	$20,801
Glenn T. Umetsu	2007	$6,750	$4,343	$15,161	$—	$6,462	$—	$32,716
	2006	$6,600	$2,671	$15,564	$—	$6,154	$—	$30,989
Albin F. Moschner	2007	$6,750	$4,457	$—	$13,504	$6,346	$—	$31,057
	2006	$6,600	$2,929	$—	$40,156	$5,365	$—	$55,050
Leonard C. Stephens	2007	$6,750	$8,450	$1,247	$—	$5,433	$—	$21,880
	2006	$6,600	$3,217	$1,868	$—	$4,346	$—	$16,031
Amin I. Khalifa	2007	$5,038	$22,511	$19,922	$—	$20,561	$590,625	$658,657
	2006	$1,731	$4,167	$7,348	$—	$—	$—	$13,246

(5)	Our board appointed Mr. Khalifa as our executive vice president and CFO, effective as of August 28, 2006. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

2007 Grants of Plan-Based Awards

The following table sets forth certain information with respect to the grants of non-equity incentive plan awards made for the year ended December 31, 2007 to the named executive officers under the Executive Bonus Plan and the 2007 Non-Sales Bonus Plan. No grants of restricted stock or options to purchase Leap common stock were made to our named executive officers during the year ended December 31, 2007 under our 2004 Stock Plan.

		Estimated Possible Payouts Under
		Non-Equity
		Incentive Plan Awards(1)
Name	Grant Date	Threshold	Target	Maximum

S. Douglas Hutcheson
Executive Bonus Plan	3/28/07	$114,778	$459,113	$918,226
2007 Non-Sales Bonus Plan	3/28/07	$114,778	$153,038	$383,582
Glenn T. Umetsu
Executive Bonus Plan	3/28/07	$54,440	$217,761	$435,521
2007 Non-Sales Bonus Plan	3/28/07	$54,440	$72,586	$181,974
Albin F. Moschner
Executive Bonus Plan	3/28/07	$54,376	$217,504	$435,008
2007 Non-Sales Bonus Plan	3/28/07	$54,376	$72,501	$181,803
Leonard C. Stephens
Executive Bonus Plan	3/28/07	$34,996	$139,983	$279,965
2007 Non-Sales Bonus Plan	3/28/07	$34,996	$46,661	$116,873
Amin I. Khalifa
Executive Bonus Plan	3/28/07	$56,250	$225,000	$450,000
2007 Non-Sales Bonus Plan	3/28/07	$56,250	$75,000	$187,808

(1)	Represents estimated potential payouts of non-equity incentive plan awards for 2007 under the Executive Bonus Plan and under the 2007 Non-Sales Bonus Plan. The material terms of the plans are described in “— Elements of Executive Compensation — Annual Performance Bonus” above. Actual amounts paid to the named executive officers pursuant to the Executive Bonus Plan are disclosed in the Summary Compensation Table above under the heading “Non-Equity Incentive Plan Compensation.”

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards table was paid or awarded, are described above under “Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson

Effective as of February 25, 2005, Cricket and Leap entered into an Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson in connection with Mr. Hutcheson’s appointment as our CEO. The Amended and Restated Executive Employment Agreement amends, restates and supersedes the Executive Employment Agreement dated January 10, 2005, as amended, among Mr. Hutcheson, Cricket and Leap. The Amended and Restated Executive Employment Agreement was amended as of June 17, 2005 and February 17, 2006. As amended, the agreement is referred to in this prospectus as the Executive Employment Agreement. Mr. Hutcheson’s term of employment under the Executive Employment Agreement expires on December 31, 2008, unless extended by mutual agreement. On September 6, 2007, Mr. Hutcheson was named as Leap’s Acting Chief Financial Officer.

Under the Executive Employment Agreement, Mr. Hutcheson received an annual base salary of $350,000 through January 27, 2006, and an annual base salary of $550,000 beginning on January 28, 2006, subject to adjustment pursuant to periodic reviews by Leap’s board, and an opportunity to earn an annual performance bonus. On May 18, 2006, Leap’s board authorized an increase in Mr. Hutcheson’s annual base salary from $550,000 per year to $575,000 per year. Mr. Hutcheson’s base salary was subsequently increased from $575,000 to $615,000 in January 2007 and from $615,000 to $650,000 effective January 2008. Mr. Hutcheson’s annual target performance bonus also was increased to 100% of his base salary. The amount of any annual performance bonus is to be determined in accordance with Cricket’s prevailing annual performance bonus practices that are generally used to determine annual performance bonuses for Cricket’s senior executives. In the event Mr. Hutcheson is employed by Cricket on December 31, 2008, then Mr. Hutcheson will receive the final installment of his 2008 annual performance bonus without regard to whether he is employed by Cricket on the date such final installments are paid to senior executives of Cricket. In addition, the Executive Employment Agreement specifies that Mr. Hutcheson is entitled to participate in all insurance and benefit plans generally available to Cricket’s executive officers.

If, during the term of the Executive Employment Agreement, all or substantially all of Cricket’s assets, or shares of stock of Cricket or Leap having 50% or more of the voting rights of the total outstanding stock of Cricket or Leap, as the case may be, are sold with the approval of or pursuant to the active solicitation of the boards of directors of Cricket or Leap, as applicable, to a strategic investor, and if Mr. Hutcheson continues his employment with Cricket or its successor for two months following the closing of such sale, Cricket will pay to Mr. Hutcheson a stay bonus in a lump sum payment equal to one and one half times the sum of his then current annual base salary and target performance bonus.

Under the terms of the Executive Employment Agreement (as in effect prior to the amendments described below), if Mr. Hutcheson’s employment is terminated as a result of his discharge by Cricket other than for cause or if he resigns with good reason, he will be entitled to receive: (1) any unpaid portion of his salary and accrued benefits earned up to the date of termination; (2) a lump sum payment equal to one and one-half times the sum of his then current annual base salary plus his target performance bonus (although this payment would not be due to Mr. Hutcheson if he receives the stay bonus described above); and (3) if he elects continuation health coverage under COBRA, the premiums for such continuation health coverage paid by Cricket for a period of 18 months (or, if earlier, until he is eligible for comparable coverage with a subsequent employer). Mr. Hutcheson will be required to execute a general release as a condition to his receipt of any of these severance benefits.

The Executive Employment Agreement also provides that if Mr. Hutcheson’s employment is terminated by reason of his discharge other than for cause or his resignation with good reason, in each case within one year of a change in control of Leap, and he is subject to excise tax pursuant to Section 4999 of the Code as a result of any payments to him, then Cricket will pay him a “gross-up payment” equal to the sum of the excise tax and all federal, state and local income and employment taxes payable by him with respect to the gross-up payment. This gross-up payment will not exceed $1 million and, if Mr. Hutcheson’s employment was terminated by reason of his resignation for good reason, such payment is conditioned on Mr. Hutcheson’s agreement to provide consulting services to Cricket or Leap for up to three days per month for up to a one-year period for a fee of $1,500 per day.

If Mr. Hutcheson’s employment is terminated as a result of his discharge by Cricket for cause or if he resigns without good reason, he will be entitled only to his accrued base salary through the date of termination. If Mr. Hutcheson’s employment is terminated as a result of his death or disability, he will be entitled only to his accrued base salary through the date of death or termination, as applicable, and his pro rata share of his target performance bonus for the year in which his death or termination occurs.

For purposes of Mr. Hutcheson’s Executive Employment Agreement (as in effect prior to the amendments described below), “cause” is generally defined to include: (i) his willful failure substantially to perform his duties with Cricket or Leap; (ii) his willful failure substantially to follow and comply with the specific and lawful directives of the board of Cricket or Leap which are consistent with his duties; (iii) his commission of an act of fraud or dishonesty materially impacting or involving Leap or Cricket; or (iv) his willful engagement in illegal conduct or gross misconduct. For purposes of Mr. Hutcheson’s employment, “good reason” is generally defined to include the occurrence of any of the following circumstances, unless cured prior to the date of Mr. Hutcheson’s termination of employment: (i) the continuous assignment to him of any duties materially inconsistent with his position, a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment with Leap or Cricket, or any other action that results in a material diminution in his position, authority, title, duties or responsibilities; (ii) reduction of his annual base salary; (iii) the relocation of the offices at which he is principally employed to a location more than 60 miles from such location, but only after he has commuted for a period of one year to the new location (with Cricket bearing the reasonable cost of such commuting); (iv) Cricket’s failure to pay any portion of his current compensation or to continue to provide certain benefits; (v) the continuation or repetition of harassing or denigrating treatment of him by Cricket inconsistent with his position; or (vi) the failure of a successor to Cricket to retain his services for at least one year on substantially the same terms as set forth in his employment agreement.

In February 2008, our Compensation Committee approved amendments to Mr. Hutcheson’s Executive Employment Agreement to increase the severance compensation and benefits he would receive if his employment is terminated as a result of his discharge by Cricket other than for cause or if he resigns for good reason, and to conform the definitions of “cause” and “good reason” to the definitions in the amended Severance Benefits Agreement for our executive vice presidents and senior vice presidents, which are described below. This amendment would increase the severance benefits to which Mr. Hutcheson is entitled to receive in the event of such a termination to a lump-sum payment equal to two times the sum of his then current annual base salary plus his target performance bonus and continued health coverage for a period of 24 months. See “— Severance and Change in Control Arrangements — Executive Vice Presidents and Senior Vice Presidents” below.

Effective January 5, 2005, Leap’s Compensation Committee granted Mr. Hutcheson non-qualified stock options to purchase 85,106 shares of Leap common stock at $26.55 per share under the 2004 Stock Plan. Also on January 5, 2005, the Compensation Committee agreed to grant Mr. Hutcheson restricted stock awards to purchase 90,000 shares of Leap common stock at $.0001 per share and deferred stock unit awards to purchase 30,000 shares of Leap common stock at $.0001 per share, if and when Leap filed a Registration Statement on Form S-8 with respect to the 2004 Stock Plan. Under the Executive Employment Agreement, on February 24, 2005, Mr. Hutcheson was granted additional non-qualified stock options to purchase 75,901 shares of Leap common stock at $26.35 per share. The Compensation Committee also agreed to grant Mr. Hutcheson restricted stock awards to purchase 9,487 shares of Leap common stock at $.0001 per share, if and when a Registration Statement on Form S-8 was filed. Leap filed a Registration Statement on Form S-8 with respect to the 2004 Stock Plan on June 17, 2005, and the restricted stock awards and deferred stock unit awards that had been made contingent upon that filing were then issued to Mr. Hutcheson.

In the case of the 85,106 stock options granted to Mr. Hutcheson, 17,021 shares subject to the options became exercisable in February 2007 as a result of Leap’s achievement of adjusted EBITDA and net customer addition targets for fiscal year 2006 (as described above), and the remaining shares subject to the options became exercisable on January 5, 2008. In the case of the restricted stock award to acquire 90,000 shares, 18,000 shares became vested in February 2007 as a result of Leap’s achievement of adjusted EBITDA and net customer addition targets for fiscal year 2006, and the remaining shares vested on February 28, 2008. In the case of the 75,901 shares subject to stock options and 9,487 shares subject to restricted stock awards, 15,180 shares subject to stock options and 1,897 shares of restricted stock vested and became exercisable in February 2007 as a result of Leap’s achievement of adjusted EBITDA and net customer addition targets for fiscal year 2006. Based upon our 2007 results for net customer additions and adjusted EBTIDA, there was no additional accelerated vesting for any portions of our stock options and restricted stock in 2008, and the remaining shares will vest and become exercisable on December 31, 2008. In each case, Mr. Hutcheson must be an employee, director or consultant of Cricket or Leap on such date.

For a discussion of the equity awards granted to Mr. Hutcheson in 2006, please see “— Elements of Executive Compensation — Long-Term Incentive Compensation” above.

The stock options and restricted stock awards granted to Mr. Hutcheson will also become exercisable and/or vested on an accelerated basis in connection with certain changes in control or if Cricket terminates Mr. Hutcheson’s employment other than for cause or if he resigns with good reason within 90 days prior to or within 12 months following a change in control, in each case on the same basis as our other executive officers and as more fully described below under the heading “— Severance and Change in Control Arrangements.” In addition, if Mr. Hutcheson’s employment is terminated by reason of discharge by Cricket other than for cause or if he resigns for good reason, regardless of whether such termination is in connection with a change in control, any remaining shares subject to his stock options and restricted stock awards will become exercisable and/or vested on the regularly scheduled vesting date in 2008. Mr. Hutcheson will be required to execute a general release as a condition to his receipt of the foregoing accelerated vesting. For purposes of the accelerated vesting provisions of Mr. Hutcheson’s equity awards, the terms “cause” and “good reason” have the same meanings as in his employment agreement, which are described above. The term “change in control” has the same meaning given to such term under the 2004 Stock Plan, which definition is described below under “— Severance and Change in Control Arrangements — Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers.”

2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan

Under the 2004 Stock Plan, Leap grants executive officers and other selected employees non-qualified stock options at an exercise price equal to the fair market value of Leap common stock (as determined under the 2004 Stock Plan) on the date of grant and restricted stock at a purchase price equal to par value. The 2004 Stock Plan was adopted by the Compensation Committee of our board, acting pursuant to a delegation of authority, following our emergence from bankruptcy, as contemplated by Section 5.07 of our plan of reorganization. The 2004 Stock Plan allows Leap to grant options under the 2004 Stock Plan that constitute “qualified performance-based compensation” exempt from the limits on deductibility under Section 162(m) of the Code and also allows Leap to grant incentive stock options within the meaning of Section 422 of the Code. The 2004 Stock Plan will be in effect until December 2014, unless Leap’s board terminates the 2004 Stock Plan at an earlier date.

The aggregate number of shares of common stock subject to awards under the 2004 Stock Plan is currently 8,300,000. That number may be adjusted for changes in Leap’s capitalization and certain corporate transactions, as described below. To the extent that an award expires, terminates or is cancelled without having been exercised in full, any unexercised shares subject to the award will be available for future grant or sale under the 2004 Stock Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the 2004 Stock Plan may again be optioned, granted or awarded under the 2004 Stock Plan. In addition, shares of common stock which are delivered by the holder or withheld by us upon the exercise of any award under the 2004 Stock Plan in payment of the exercise or purchase price of such award or tax withholding thereon may again be optioned, granted or awarded under the 2004 Stock Plan. The maximum number of shares that may be subject to awards granted under the 2004 Stock Plan to any individual in any calendar year may not exceed 1,500,000.

The 2004 Stock Plan is generally administered by the Compensation Committee of Leap’s board of directors. However, Leap’s board determines the terms and conditions of, and interprets and administers, the 2004 Stock Plan for awards granted to our non-employee directors. As appropriate, administration of the 2004 Stock Plan may be revested in Leap’s board. In addition, for administrative convenience, Leap’s board may determine to grant to one or more members of Leap’s board or to one or more officers the authority to make grants to individuals who are not directors or executive officers.

The 2004 Stock Plan authorizes discretionary grants to our employees, consultants and non-employee directors, and to the employees and consultants of our subsidiaries, of stock options, restricted stock and deferred stock units. As of December 31, 2007, outstanding equity awards are held by approximately 200 of our approximately 2,400 employees and our four non-employee directors.

In the event of certain changes in the capitalization of our company or certain corporate transactions involving our company and certain other events (including a change in control, as defined in the 2004 Stock Plan), the board or Compensation Committee will make appropriate adjustments to awards under the 2004 Stock Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards. We will give award holders 20 days’ prior written notice of certain changes in control or other corporate transactions or events (or such lesser notice as is determined appropriate or administratively practicable under the circumstances) and of any actions the board or Compensation Committee intends to take with respect to outstanding awards in connection with such change in control, transaction or event. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events (and such exercise may be conditioned on the closing of such transactions or events).

The Leap Wireless International, Inc. Executive Incentive Bonus Plan

The Executive Bonus Plan authorizes the Compensation Committee or such other committee as may be appointed by the board to establish periodic bonus programs based on specified performance objectives. The purpose of the Executive Bonus Plan is to motivate its participants to achieve specified performance objectives and to reward them when those objectives are met with bonuses that are intended to be deductible to the maximum extent possible as “performance-based compensation” within the meaning of Section 162(m) of the Code. Leap may, from time to time, also pay discretionary bonuses, or other types of compensation, outside the Executive Bonus Plan which may or may not be tax deductible.

The Executive Bonus Plan is administered by the Compensation Committee, or such other committee as may be appointed by the board consisting solely of two or more directors, each of whom is intended to qualify as an “outside director” within the meaning of Section 162(m) of the Code. On March 28, 2007, the board established the Plan Committee, consisting of Dr. Rachesky and Mr. Targoff, to conduct the general administration of the Executive Bonus Plan. The Executive Bonus Plan was approved by Leap’s stockholders in May 2007 at the 2007 Annual Meeting.

Under the Executive Bonus Plan, an eligible participant will be eligible to receive awards based upon Leap’s performance against the targeted performance objectives established by the Plan Committee. If and to the extent the performance objectives are met, an eligible participant will be eligible to receive a bonus award to be determined by the Plan Committee, which bonus amount may be a specific dollar amount or a specified percentage of such participant’s base compensation for the performance period. Participation in the Executive Bonus Plan is limited to those senior vice presidents or more senior officers of Leap or any subsidiary who are selected by the Plan Committee to receive a bonus award under the Executive Bonus Plan.

For each performance period with regard to which one or more eligible participants in the Executive Bonus Plan is selected by the Plan Committee to receive a bonus award, the Plan Committee establishes in writing one or more objectively determinable performance objectives for such bonus award, based upon one or more of the business criteria set forth in the plan, any of which may be measured in absolute terms, as compared to any incremental increase or as compared to the results of a peer group. The performance objectives (including any adjustments) must be established in writing by the Plan Committee no later than the earlier of (i) the ninetieth day following the commencement of the period of service to which the performance goals relate or (ii) the date preceding the date on which 25% of the period of service (as scheduled in good faith at the time the performance objectives are established) has lapsed; provided that the achievement of such goals must be substantially uncertain at the time such goals are established in writing. Performance periods under the Executive Bonus Plan will be specified by the Plan Committee and may be a fiscal year of Leap or one or more fiscal quarters during a fiscal year.

The Plan Committee, in its discretion, may specify different performance objectives for each bonus award granted under the Executive Bonus Plan. Following the end of the performance period in which the performance objectives are to be achieved, the Plan Committee will, within the time prescribed by Section 162(m) of the Code, determine whether, and to what extent, the specified performance objectives have been achieved for the applicable performance period.

The maximum aggregate amount of all bonus awards granted to any eligible participant under the Executive Bonus Plan for any fiscal year is $1,500,000. The Executive Bonus Plan, however, is not the exclusive means for the

Compensation Committee to award incentive compensation to those persons who are eligible for bonus awards under the Executive Bonus Plan and does not limit the Compensation Committee from making additional discretionary incentive awards. The Plan Committee, in its discretion, may reduce or eliminate the bonus amount otherwise payable to an eligible participant under the Executive Bonus Plan.

If an eligible participant’s employment with Leap or a subsidiary is terminated, including by reason of such participant’s death or disability, prior to payment of any bonus award, all of such participant’s rights under the Executive Bonus Plan will terminate and such participant will not have any right to receive any further payments from any bonus award granted under the Executive Bonus Plan. The Plan Committee may, in its discretion, determine what portion, if any, of the eligible participant’s bonus award under the Executive Bonus Plan should be paid if the termination results from such participant’s death or disability.

The Plan Committee or Leap’s board may terminate the Executive Bonus Plan or partially amend or otherwise modify or suspend the Executive Bonus Plan at any time or from time to time, subject to any stockholder approval requirements under Section 162(m) of the Code or other requirements.

Employee Stock Purchase Plan

In September 2005, Leap commenced an Employee Stock Purchase Plan, or the ESP Plan, which allows eligible employees to purchase shares of Leap common stock during a specified offering period. A total of 800,000 shares of common stock were initially reserved for issuance under the ESP Plan. The aggregate number of shares that may be sold pursuant to options granted under the ESP Plan is subject to adjustment for changes in Leap’s capitalization and certain corporate transactions. The ESP Plan is a compensatory plan under SFAS 123(R) and is administered by the Compensation Committee of Leap’s board. The ESP Plan will be in effect until May 25, 2015, unless Leap’s board terminates the ESP Plan at an earlier date.

Our employees and the employees of our designated subsidiary corporations that customarily work more than 20 hours per week and more than five months per calendar year are eligible to participate in the ESP Plan as of the first day of the first offering period after they become eligible to participate in the ESP Plan. However, no employee is eligible to participate in the ESP Plan if, immediately after becoming eligible to participate, such employee would own or be treated as owning stock (including stock such employee may purchase under options granted under the ESP Plan) representing 5% or more of the total combined voting power or value of all classes of Leap’s stock or the stock of any of its subsidiary corporations.

Under the ESP Plan, shares of Leap common stock are offered during six month offering periods commencing on each January 1st and July 1st. On the first day of an offering period, an eligible employee is granted a nontransferable option to purchase shares of Leap common stock on the last day of the offering period.

An eligible employee can participate in the ESP Plan through payroll deductions. An employee may elect payroll deductions in any whole percentage (up to 15%) of base compensation, and may decrease or suspend his or her payroll deductions during the offering period. The employee’s cumulative payroll deductions (without interest) can be used to purchase shares of Leap common stock on the last day of the offering period, unless the employee elects to withdraw his or her payroll deductions prior to the end of the period. An employee’s cumulative payroll deductions for an offering period may not exceed $5,000.

The per share purchase price of shares of Leap common stock purchased on the last day of an offering period is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. An employee may purchase no more than 250 shares of Leap common stock during any offering period. Also, an employee may not purchase shares of Leap common stock during a calendar year with a total fair market value of more than $25,000.

In the event of certain changes in Leap’s capitalization or certain corporate transactions involving Leap, Leap’s Compensation Committee will make appropriate adjustments to the number of shares that may be sold pursuant to options granted under the ESP Plan and options outstanding under the ESP Plan. Leap’s Compensation Committee is authorized to provide for the termination, cash-out, assumption, substitution or accelerated exercise of such options.

2007 Equity Awards At Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2007 with respect to the named executive officers.

	Option Awards					Stock Awards
						Number of		Market Value
	Number of Securities					Shares or Units		of Shares or
	Underlying			Option	Option	of Stock That		Units of Stock
	Unexercised Options			Exercise	Expiration	Have Not		That Have
Name	Exercisable	Unexercisable		Price	Date	Vested		Not Vested(1)

S. Douglas Hutcheson	—	68,085	(6)	$26.55	01/05/2015	72,000	(3)	$3,358,073
	15,180	60,721	(2)	$26.35	02/24/2015	7,590	(2)	$353,997
	29,000	87,000	(4)	$60.62	12/20/2016	12,500	(4)	$582,999
Glenn T. Umetsu	—	68,681	(6)	$26.55	01/05/2015	61,784	(3)	$2,881,600
	7,500	22,500	(4)	$60.62	12/20/2016	6,000	(4)	$279,839
Albin F. Moschner	24,638	103,022	(6)	$26.55	01/31/2015	16,140	(3)	$752,768
	7,720	32,280	(5)	$34.37	10/26/2015	13,070	(5)	$609,583
	7,500	22,500	(4)	$60.62	12/20/2016	6,000	(4)	$279,839
Leonard C. Stephens	—	18,887	(6)	$26.55	01/05/2015	19,973	(3)	$931,539
	3,500	10,500	(4)	$60.62	12/20/2016	3,000	(4)	$139,920
Amin I. Khalifa(7)	—	—		—	—	—		—

(1)	Computed by multiplying the closing market price of Leap common stock ($46.64) on December 31, 2007 by the number of shares subject to such stock award.

(2)	The award vests on December 31, 2008. The award is subject to certain accelerated vesting upon a change in control, or a termination of Mr. Hutcheson’s employment by us without cause or by him for good reason, as described above under “— Discussion of 2006 Summary Compensation and Grants of Plan-Based Awards Tables — Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson.”

(3)	The award vested on February 28, 2008.

(4)	Represents our 2006 form of stock option or restricted stock award for additional grants to individuals with existing equity awards. Each stock option vests in four equal annual installments on each of the first four anniversaries of the date of grant. Each restricted stock award vests on the fourth anniversary of the date of grant. Each award is also subject to certain accelerated vesting upon a change in control, or a termination of the named executive officer’s employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under “— Severance and Change in Control Arrangements — Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers” below.

(5)	Represents our standard form of stock option or restricted stock award for new equity grants to new hires since October 26, 2005. The award vests on the fifth anniversary of the date of grant, subject to performance-based accelerated vesting. Such performance-based accelerated vesting is described in “— Elements of Executive Compensation — Long-Term Incentive Compensation” above. The award is also subject to certain accelerated vesting upon a change in control, or a termination of the named executive officer’s employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under “— Severance and Change in Control Arrangements — Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers” below.

(6)	The award vests on the third anniversary of the date of grant, which vesting occurred in January 2008.

(7)	Our board appointed Mr. Khalifa as our executive vice president and CFO, effective as of August 28, 2006. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

2007 Option Exercises and Stock Vested

The following table provides information on option exercises and restricted stock award vesting for each of the named executive officers in the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on	Value Realized on
Name	Exercise	Exercise(1)	Vesting	Vesting(2)

S. Douglas Hutcheson	17,021	$1,005,253	19,897	$1,233,214
Glenn T. Umetsu	16,425	$794,023	14,776	$915,815
Albin F. Moschner	—	—	5,790	$358,864
Leonard C. Stephens	4,517	$263,068	4,777	$296,078
Amin I. Khalifa(3)	—	—	—	—

(1)	The value realized upon exercise of an option is calculated based on the number of shares issued upon exercise of such option multiplied by the difference between the fair market value per share on the date of exercise less the exercise price per share of such option.

(2)	The value realized upon vesting of a restricted stock award is calculated based on the number of shares vesting multiplied by the difference between the fair market value per share of our common stock on the vesting date less the purchase price per share.

(3)	Our board appointed Mr. Khalifa as our executive vice president and CFO, effective as of August 28, 2006. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

Severance and Change in Control Arrangements

Leap provides for certain severance benefits in the event that an executive’s employment is involuntarily or constructively terminated. Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary, bonus and health benefit continuation and with the intent of providing for a stable work environment. We believe that reasonable severance benefits for our executive officers are important because it may be difficult for our executive officers to find comparable employment within a short period of time following certain qualifying terminations. In addition to normal severance, Leap provides enhanced benefits in the event of a change in control as a means of reinforcing and encouraging the continued attention and dedication of key executives of Leap to their duties of employment without personal distraction or conflict of interest in circumstances which could arise from the occurrence of a change in control. We believe that the interests of stockholders are best served if they are aligned with the interests of senior management and providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of stockholders.

Leap extends severance, continuity and change-in-control benefits because they are essential to help Leap fulfill its objectives of attracting and retaining key managerial talent. These agreements are intended to be competitive within our industry and company size and to attract highly qualified individuals and encourage them to be retained by Leap. While these arrangements form an integral part of the total compensation provided to these individuals and are considered by the Compensation Committee when determining executive officer compensation, the decision to offer these benefits did not influence the Compensation Committee’s determinations concerning other direct compensation or benefit levels. The Compensation Committee has determined that such arrangements offer protection that is competitive within our industry and company size and attract highly qualified individuals and encourage them to be retained by Leap.

Chief Executive Officer

See “Discussion of Summary Compensation and Grants of Plan-Based Awards Tables — Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson” above for a description of our severance and change in control arrangements with Mr. Hutcheson, including provisions regarding accelerated vesting of his stock options and restricted stock awards.

Executive Vice Presidents and Senior Vice Presidents

In February 2008, Cricket and Leap entered into Amended and Restated Severance Benefits Agreements with our executive vice presidents and senior vice presidents, including Messrs. Umetsu, Moschner and Stephens. The Amended and Restated Severance Agreements amend, restate and supersede the Severance Benefits Agreements entered into in 2005 with each such officer. As amended, these agreements are referred to in this prospectus as the Severance Agreements.

Pursuant to the amendments to the Severance Agreements, the term of each such agreement was extended through December 31, 2009, with an automatic extension for each subsequent year unless notice of termination is provided to the executive no later than January 1st of the preceding year. Prior to the amendments, the agreements provided that officers who were terminated other than for cause or who resigned with good reason were entitled to receive severance benefits consisting of: (1) any unpaid portion of his or her salary and accrued benefits earned up to the date of termination; (2) an amount equal to one year of base salary and target bonus, in a lump sum payment; and (3) the cost of continuation health coverage (COBRA) for one year or, if shorter, until the time when the officer is eligible for comparable coverage with a subsequent employer. Pursuant to the amended Severance Agreements, officers who are terminated other than for cause or who resign with good reason will be entitled to receive severance benefits consisting of: (1) any unpaid portion of his or her salary and accrued benefits earned up to the date of termination; (2) and a lump sum payment equal to his or her then current annual base salary and target bonus, multiplied by 1.0 for senior vice presidents who are not executive officers and by 1.5 for executive vice presidents and senior vice presidents who are executive officers; and (3) the cost of continuation health coverage (COBRA) for a period of 12 months for senior vice presidents who are not executive officers and 18 months for executive vice presidents and senior vice presidents who are executive officers (or, if shorter, until the time when the respective officer is eligible for comparable coverage with a subsequent employer). In consideration for these benefits, the officers agreed to provide a general release to Leap and its operating subsidiary, Cricket, prior to receiving severance benefits, and have agreed not to solicit any of our employees and to maintain the confidentiality of our information for three years following the date of his or her termination.

For purposes of the amended Severance Agreements, “cause” is generally defined to include: (i) the officer’s willful neglect of or willful failure substantially to perform his or her duties with Cricket (or its parent or subsidiaries), after written notice and the officer’s failure to cure; (ii) the officer’s willful neglect of or willful failure substantially to perform the lawful and reasonable directions of the board of directors of Cricket (or of any parent or subsidiary of Cricket which employs the officer or for which the officer serves as an officer) or of the individual to whom the officer reports, after written notice and the officer’s failure to cure; (iii) the officer’s commission of an act of fraud, embezzlement or dishonesty upon Cricket (or its parent or subsidiaries); (iv) the officer’s material breach of his or her confidentiality and inventions assignment agreement or any other agreement between the officer and Cricket (or its parent or subsidiaries), after written notice and the executive’s failure to cure; (v) the officer’s conviction of, or plea of guilty or nolo contendere to, the commission of a felony or other illegal conduct that is likely to inflict or has inflicted material injury on the business of Cricket (or its parent or subsidiaries); or (vi) the officer’s gross misconduct affecting or material a violation of any duty of loyalty to Cricket (or its parent or subsidiaries). For purposes of the amended Severance Agreements, “good reason” is generally defined to include the occurrence of any of the following circumstances, unless cured within thirty days after Cricket’s receipt of written notice of such circumstance from the officer: (i) a material diminution in the officer’s authority, duties or responsibilities with Cricket (or its parent or subsidiaries), including the continuous assignment to the officer of any duties materially inconsistent with his or her position, a material negative change in the nature or status of his or her responsibilities or the conditions of his or her employment with Cricket (or its parent or subsidiaries); (ii) a material diminution in the officer’s annualized cash and benefits compensation opportunity, including base compensation, annual target bonus opportunity and aggregate employee benefits; (iii) a material change in the geographic location at which the officer must perform his or her duties, including any involuntary relocation of Cricket’s offices (or its parent’s or subsidiaries’ offices) at which the officer is principally employed to a location that is more than 60 miles from such location; or (iv) any other action or inaction that constitutes a material breach by Cricket (or its parent or subsidiaries) of its obligations to the officer under his or her Severance Agreement.

Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers

Provisions regarding acceleration of Mr. Hutcheson’s stock options and restricted stock awards are described elsewhere in this prospectus. The stock options and restricted stock awards granted to the other named executive officers will become exercisable and/or vested on an accelerated basis in connection with certain changes in control. The period over which the award vests or becomes exercisable after a change in control varies depending upon the date that the award was granted and the date of the change in control.

For example, under our standard form of stock option and restricted stock award agreements for new equity grants to new hires since October 26, 2005, which generally provide for five-year cliff vesting with possible accelerated vesting based on achievement of adjusted EBITDA and net customer addition performance objectives, in the event of a change in control, one-third of the unvested portion of such award will vest and/or become exercisable on the date of the change in control. In the event the named executive officer is providing services to us as an employee, director or consultant on the first anniversary of the change in control, an additional one-third of the unvested portion of such award (measured as of immediately prior to the change in control) will vest and/or become exercisable on such date. In the event the named executive officer is providing services to us as an employee, director or consultant on the second anniversary of the change in control, the entire remaining unvested portion of such award will vest and/or become exercisable on such date.

Under our 2006 form of stock option and restricted stock award agreements for additional grants to award holders (i.e., grants to individuals with existing equity awards), which generally provide for four-year time based vesting, in the event of a change in control during the period ending 30 months after such an award is granted, if the individual is an employee, director or consultant 90 days after the change in control, 25% of the total number of shares subject to the award will become exercisable and/or vested. If the change in control occurs more than 30 months after the option is granted and if the individual is an employee, director or consultant 90 days after the change in control, 50% of the total number of shares subject to the award will become exercisable and/or vested.

In contrast, under certain of our stock option and restricted stock awards granted prior to October 26, 2005, in the event of a change in control, 85% of the unvested portion of such awards would vest and/or become exercisable in the event of a change in control. In the event the named executive officer is providing services to us as an employee, director or consultant on the first anniversary of the change in control, the entire remaining unvested portion of such award will vest and/or become exercisable on such date. Some of our other stock option and restricted stock awards provide for a period over which the award vests or becomes exercisable after a change in control different from those described above depending upon the date that the award was granted and the date of the change in control.

In the case of all of our outstanding stock option and restricted stock award agreements, in the event a named executive officer’s employment is terminated by us other than for cause, or if the named executive officer resigns with good reason, during the period commencing 90 days prior to a change in control and ending 12 months after such change in control, each stock option and restricted stock award will automatically accelerate and become exercisable and/or vested as to any remaining unvested shares subject to such stock option or restricted stock award on the later of (i) the date of termination of employment or (ii) the date of the change in control.

The terms “cause” and “good reason” are defined in the applicable award agreements and are substantially similar to the definitions of such terms found in the Severance Agreements, as described above.

For purposes of the foregoing equity awards, a “change in control” generally means the occurrence of any of the following events:

•	the occurrence of both (1) the acquisition by any person or group of beneficial ownership of 35% or more of Leap’s outstanding voting securities, and (2) the individuals who represent the incumbent members of the board cease for any reason to constitute at least a majority of the board (and any member of the board whose appointment or election was approved by a vote of at least a majority of the incumbent members of the board shall also be considered an incumbent member (other than any individual whose initial assumption of office as a director occurs as a result of an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than the board). Clause (2) will not apply and the occurrence of clause (1) alone will constitute a change in control if the acquisition in clause (1) is by any buyer of or investor in voting securities of Leap whose primary business is not financial investing;

•	the consummation by Leap of a merger, consolidation, reorganization, or business combination or a sale or other disposition of all or substantially all of our assets, other than a transaction (1) which results in Leap’s voting securities outstanding immediately before the transaction continuing to represent more than 50% of the combined voting power of the successor entity immediately after the transaction, and (2) after which more than 50% of the members of the board of directors of the successor entity were incumbent members of the board at the time of the board’s approval of the transaction, and (3) after which no person or group beneficially owns voting securities representing 35% or more of the successor entity (and no person or group will be treated as beneficially owning 35% or more of the combined voting power of the successor entity solely as a result of the voting power held in Leap prior to the consummation of the transaction);

•	a liquidation or dissolution of Leap;

•	the acquisition by any person or group of beneficial ownership of 50% or more of Cricket’s outstanding voting securities, other than (1) an acquisition of Cricket’s voting securities by Leap or any person controlled by Leap or (2) an acquisition of Cricket’s voting securities pursuant to a transaction described in the following clause that would not be a change in control under such clause; or

•	the consummation by Cricket of a merger, consolidation, reorganization, or business combination or a sale or other disposition of all or substantially all of Cricket’s assets, other than a transaction which results in Cricket’s voting securities outstanding immediately before the transaction continuing to represent more than 50% of the combined voting power of the successor entity immediately after the transaction.

Except as otherwise described above, a named executive officer will be entitled to accelerated vesting and/or exercisability in the event of a change in control only if he is an employee, director or consultant on the effective date of such accelerated vesting and/or exercisability. Under our grants with performance-based acceleration of vesting, following the date of a change in control, there will be no further additional performance-based exercisability and/or vesting applicable to stock options and restricted stock awards based on our adjusted EBITDA and net customer addition performance.

The following table summarizes potential change in control and severance payments to each named executive officer. The four right-hand columns describe the payments that would apply in four different potential scenarios: (1) a termination of employment as a result of the named executive officer’s voluntary resignation without good reason or his termination by us for cause; (2) a change in control without a termination of employment; (3) a termination of employment as a result of the named executive officer’s resignation for good reason or termination of employment by us other than for cause, in each case within 90 days before or within a year after a change in control; and (4) a termination of employment as a result of the named executive officer’s resignation for good reason or termination of employment by us other than for cause, in each case not within 90 days before and not within 12 months after a change in control. The table assumes that the termination or change in control occurred on December 31, 2007 and reflects benefits that were payable under Mr. Hutcheson’s employment agreement and our named executive officers’ Severance Agreements as in effect on such date, prior to the amendments approved in February 2008.

Potential Change in Control and Severance Payments

							Payment in the
							Case of a
					Payment in the		Resignation for
					Case of a		Good Reason or
					Resignation for		Termination
					Good Reason or		Other than
		Payment in the			Termination Other		for Cause,
		Case of a	Payment in the		than for Cause, if		Not Within 90 Days
		Resignation	Case of a		Within 90 Days		Prior to and
		Without Good	Change		Prior to or		Not Within 12
		Reason or	in Control		Within 12 Months		Months
		Termination for	Without		Following a		Following a
Name	Benefit Type	Cause	Termination		Change in Control		Change in Control

S. Douglas Hutcheson	Accrued Salary(1)	$23,654	—		$23,654		$23,654
	Accrued PTO(2)	$187,986	—		$187,986		$187,986
	Cash Severance or Stay Bonus	—	—		$1,845,000	(3)	$1,845,000	(3)
	COBRA Payments(4)	—	—		$34,181		$34,181
	Value of Equity Award Acceleration	—	$5,510,887	(5)	$6,894,926	(6)	—	(7)
	Excise Tax Gross-Up Payment	—	$1,000,000	(8)	$1,000,000	(8)	—
	Total Value:	$211,640	$6,510,887		$9,985,747		$2,090,821

Glenn T. Umetsu	Accrued Salary(1)	$14,038	—		$14,038		$14,038
	Accrued PTO(2)	$25,146	—		$25,146		$25,146
	Cash Severance(9)	—	—		$657,000		$657,000
	COBRA Payments(4)	—	—		$22,787		$22,787
	Value of Equity Award Acceleration	—	$3,692,156	(5)	$4,541,247	(6)	—
	Total Value:	$39,184	$3,692,156		$5,260,218		$718,971

Albin F. Moschner	Accrued Salary(1)	$14,038	—		$14,038		$14,038
	Accrued PTO(2)	$32,608	—		$32,608		$32,608
	Cash Severance(9)	—	—		$657,000		$657,000
	COBRA Payments(4)	—	—		$22,787		$22,787
	Value of Equity Award Acceleration	—	$2,804,174	(5)	$4,107,735	(6)	—
	Total Value:	$46,646	$2,804,174		$4,834,168		$726,433

Leonard C. Stephens	Accrued Salary(1)	$11,058	—		$11,058		$11,058
	Accrued PTO(2)	$60.926	—		$60,926		$60,926
	Cash Severance(9)	—	—		$474,375		$474,375
	COBRA Payments(4)	—	—		$17,979		$17,979
	Value of Equity Award Acceleration	—	$1,149,313	(5)	$1,450,901	(6)	—
	Total Value:	$71,984	$1,149,313		$2,015,239		$564,338

(1)	Represents earned but unpaid salary as of December 31, 2007 and does not include any amounts payable to our executive officers under the Executive Bonus Plan or the 2007 Non-Sales Bonus Plan.

(2)	Represents accrual for paid time off and sick leave that had not been taken as of December 31, 2007.

(3)	Mr. Hutcheson is eligible to receive either a stay bonus or a cash severance payment, but not both. The stay bonus would apply if Mr. Hutcheson continues his employment with Cricket or its successor for two months following the closing of such change in control. The amount of either the stay bonus or the cash severance payment would have been one and one-half times Mr. Hutcheson’s $615,000 base salary plus one and one-half times Mr. Hutcheson’s $615,000 target performance bonus, or $1,845,000 as of December 31, 2007. This amount excludes potential payments of $1,500 a day that Mr. Hutcheson could receive for providing consulting services at Leap’s request after a resignation for good reason.

(4)	Amounts shown represent an aggregate of 18 months of COBRA payments for Mr. Hutcheson and 12 months of COBRA payments for the other named executive officers. The payments for COBRA would cover both the premium for our employee health insurance and the premium for our Exec-U-Care Plan, which covers up to $50,000 per family per year of medical costs that our employee health insurance does not cover.

(5)	Represents the value of those awards that would vest as a result of a change in control occurring on December 31, 2007, without any termination of employment. The value of such awards was calculated assuming a price per share of our common stock of $46.64 which represents the closing market price of our common stock as reported on the Nasdaq Global Select Market on December 31, 2007.

(6)	Represents the value of those awards that would vest as a result of the executive’s termination of employment by us other than for cause or by the named executive officer for good reason within 90 days prior to or within 12 months following a change in control. This value assumes that the change in control and the date of termination occur on December 31, 2007, and therefore the vesting of such award was not previously accelerated as a result of a change in control.

(7)	In the event of a termination of Mr. Hutcheson’s employment by us other than for cause or by him for good reason, in either case not within 90 days prior to and not within 12 months following a change in control, Mr. Hutcheson’s unvested shares subject to his equity awards granted in 2005 will vest on the regularly scheduled vesting date in 2008.

(8)	Represents the maximum excise tax gross-up payment to which Mr. Hutcheson may be entitled pursuant to the Executive Employment Agreement. The actual amount of any such excise tax gross-up payment may be less. The excise tax gross-up payment takes into account the severance payments and benefits that would be payable to Mr. Hutcheson upon his termination of employment by Cricket without cause or his resignation with good reason and assumes that such payments would constitute excess parachute payments under Section 280G of the Code, resulting in excise tax liability. See “Severance and Change of Control Arrangements” above. It assumes that Mr. Hutcheson continues to provide consulting services to the company for three days per month for a one-year period after his resignation with good reason, for a fee of $1,500 per day. Such potential consulting fees are not reflected in the amounts shown in the table above.

(9)	Represents one hundred percent of the executive’s annual base salary plus his target annual bonus, using his greatest annual base salary and target bonus in effect between December 31, 2006 and December 31, 2007.

Resignation Agreement with Amin Khalifa

On September 6, 2007, we entered into a Resignation Agreement with Amin Khalifa, under which Mr. Khalifa resigned as the executive vice president and CFO of Leap, Cricket and their domestic subsidiaries, effective as of September 6, 2007. This Resignation Agreement supersedes the offer letter entered into by Cricket and Mr. Khalifa as of July 19, 2006, and the Severance Benefits Agreement entered into by Cricket, Leap and Mr. Khalifa as of September 15, 2006. Under the Resignation Agreement, Mr. Khalifa received a severance payment of $590,625. Mr. Khalifa also relinquished all rights to any stock options, restricted stock and deferred stock unit awards from Leap. Mr. Khalifa executed a general release as a condition to his receipt of the severance payment.

2007 Director Compensation

Effective February 22, 2006, our board approved an annual compensation package for non-employee directors consisting of a cash component and an equity component. The cash component is paid, and the equity component is awarded, each year following Leap’s annual meeting of stockholders.

Each non-employee director receives annual cash compensation of $40,000. The chairman of the board receives additional cash compensation of $20,000; the chairman of the Audit Committee receives additional cash compensation of $15,000; and the chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee each receive additional cash compensation of $5,000.

Non-employee directors also receive annual awards of $100,000 in Leap restricted common stock pursuant to the 2004 Stock Plan. The purchase price for each share of Leap restricted common stock is $.0001, and each such share is valued at fair market value (as defined in the 2004 Stock Plan) on the date of grant. Each award of restricted common stock vests in equal installments on each of the first, second and third anniversaries of the date of grant. All unvested shares of restricted common stock under each award will vest upon a change in control (as defined in the 2004 Stock Plan).

Leap also reimburses directors for reasonable and necessary expenses, including their travel expenses incurred in connection with attendance at board and committee meetings.

The following table sets forth certain compensation information with respect to each of the members of our board for the fiscal year ended December 31, 2007, other than Mr. Hutcheson whose compensation relates to his service as CEO, president and acting CFO and who does not receive additional compensation in his capacity as a director.

Name	Fees Earned or Paid in Cash	Stock Awards(1)		Option Awards(2)		Total

John D. Harkey, Jr.	$40,000	$53,005		$49,549		$142,554
Robert V. LaPenta	$40,000	$53,005		$49,587		$142,592
Mark H. Rachesky, M.D.	$65,000	$53,005		$121,465		$239,470
Michael B. Targoff	$55,000	$53,005		$63,538		$171,543
James D. Dondero	$45,000	$53,005	(3)	$58,043	(3)	$45,000

(1)	Represents annual compensation cost for fiscal year 2007 of restricted stock awards granted to our non-employee directors in accordance with SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included elsewhere in this prospectus. On May 29, 2007, we granted to each of our non-employee directors 1,210 shares of restricted stock. Each award of restricted stock will vest in equal installments on each of the first, second and third anniversaries of the date of grant. All unvested shares of restricted stock under each award will vest upon a change in control (as defined in the 2004 Stock Plan). The aggregate number of stock awards outstanding at the end of fiscal 2007 for each director were as follows: John D. Harkey, Jr., 2,719; Robert V. LaPenta, 2,719; Mark H. Rachesky, M.D., 2,719; Michael B. Targoff, 2,719; and James D. Dondero, 0.

The full grant date fair value of each individual stock award (on a grant-by-grant basis) as computed under SFAS 123(R) is as follows:

Name	Date of Grant	Number of Shares	Grant Date Fair Value

John D. Harkey, Jr.	05/29/2007	1,210	$99,970
Robert V. LaPenta	05/29/2007	1,210	$99,970
Mark H. Rachesky, M.D.	05/29/2007	1,210	$99,970
Michael B. Targoff	05/29/2007	1,210	$99,970
James D. Dondero	05/29/2007	1,210	$99,970

(2)	Represents annual compensation cost for fiscal year 2007 of options to purchase Leap common stock granted to our non-employee directors in accordance with SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included elsewhere in this prospectus. The aggregate number of stock option awards outstanding at the end of fiscal 2007 for each director were as follows: John D. Harkey, Jr., 2,500; Robert V. LaPenta, 12,500; Mark H. Rachesky, M.D., 40,200; Michael B. Targoff, 4,500; and James D. Dondero, 0. There were no option grants to our non-employee directors in 2007.

(3)	Mr. Dondero resigned as a member of our board of directors in September of 2007, after which his unexercised outstanding stock option awards expired and his outstanding restricted stock was repurchased.

Indemnification of Directors and Executive Officers and Limitation on Liability

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Amended and Restated Certificate of Incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our Amended and Restated Bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Leap’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification provisions described above. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased policies of directors’ and officers’ liability insurance that insure our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Certain of our current and former officers and directors have been named as defendants in multiple lawsuits, and several of these defendants have indemnification agreements with us. We are also a defendant in some of these lawsuits. See “Business — Legal Proceedings” above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of Leap’s Compensation Committee are Dr. Rachesky and Mr. Targoff. Neither of these directors has at any time been an officer or employee of Leap or any of its subsidiaries. Mr. James Dondero served as a member of the Compensation Committee until his resignation from the Leap board of directors on September 10, 2007.

In August 2004, we entered into a registration rights agreement with certain holders of Leap’s common stock, including MHR Institutional Partners II LP, MHR Institutional Partners IIA LP (which entities are affiliated with Mark H. Rachesky, M.D., the chairman of Leap’s board) and Highland Capital Management, L.P. (an entity affiliated with James D. Dondero, a former director of Leap), whereby we granted them registration rights with respect to the shares of common stock issued to them on the effective date of our plan of reorganization. This agreement remains in effect with respect to MHR Institutional Partners II LP and MHR Institutional Partners IIA LP.

Pursuant to this registration rights agreement, we are required to register for sale shares of common stock held by these holders upon demand of a holder of a minimum of 15% of Leap common stock on the effective date of the plan of reorganization or when we register for sale to the public shares of Leap common stock. We are also required to effect a resale shelf registration statement, pursuant to which these holders may sell certain of their shares of common stock on a delayed or continuous basis. We are obligated to pay all the expenses of registration, other than underwriting fees, discounts and commissions. The registration rights agreement contains cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in a registration statement that are attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

On January 10, 2005, Leap and Cricket entered into a senior secured credit agreement for a six-year $500 million term loan and a $110 million revolving credit facility with a syndicate of lenders and Bank of America, N.A. (as administrative agent and letter of credit issuer). This credit agreement was amended on July 22, 2005 to, among other things, increase the amount of the term loan by $100 million, which was fully drawn on that date. Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) participated in the syndication of this credit agreement, as amended, in the following initial amounts: $100 million of the initial $500 million term loan; $30 million of the $110 million revolving credit facility; and $9 million of the additional $100 million term loan.

The highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the term loan during the period from January 10, 2005 to June 16, 2006 was $109 million, and Cricket made repayments of principal to Highland’s affiliates under the term loan during that same period of $93.0 million in the aggregate. Under this credit agreement, the term loan bore interest at the London Interbank Offered Rate (LIBOR) plus 2.5 percent, with interest periods of one, two, three or six months, or at the bank base rate plus 1.5 percent, with the rate subject to adjustment based on Leap’s consolidated leverage ratio, as selected by Cricket. Cricket made interest payments of $8.2 million in the aggregate to Highland’s affiliates under the term loan during the period from January 10, 2005 to June 16, 2006. During the period from January 10, 2005 to June 16, 2006, there were no borrowings or payments of interest by Cricket under the $110 million revolving credit facility.

On June 16, 2006, Leap and Cricket entered into an amended and restated senior secured Credit Agreement for a seven-year $900 million term loan and a five-year $200 million revolving credit facility with a syndicate of lenders and Bank of America, N.A. (as administrative agent and letter of credit issuer). Affiliates of Highland Capital Management, L.P. (a beneficial shareholder of Leap and an affiliate of Mr. Dondero, a former director of Leap) participated in the syndication of our Credit Agreement in initial amounts equal to $225 million of the term loan and $40 million of the revolving credit facility, and Highland Capital Management received a syndication fee of $300,000 in connection with its participation. Under our Credit Agreement, the highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the term loan during the period from June 16, 2006 to March 15, 2007 was $230.9 million, and Cricket made repayments of principal to Highland’s affiliates under the term loan during that same period of $1.1 million in the aggregate. Under our Credit Agreement, during the period from June 16, 2006 to March 15, 2007, the term loan bore interest at LIBOR plus 2.75 percent, with interest periods of one, two, three or six months, or at the bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on Leap’s corporate family debt rating. Cricket made interest payments of $9.4 million in the aggregate to Highland’s affiliates under the term loan during the period from June 16, 2006 to March 15, 2007. During the period from June 16, 2006 to March 15, 2007, there were no borrowings or payments of interest by Cricket under the $200 million revolving credit facility.

On March 15, 2007, Leap and Cricket entered into an amendment to our Credit Agreement to refinance and replace the outstanding term loan under our Credit Agreement with a six year $895.5 million term loan. Affiliates of Highland Capital Management, L.P. (a beneficial shareholder of Leap and an affiliate of Mr. Dondero, a former director of Leap) participated in the syndication of the new term loan in an amount equal to $222.9 million of the $895.5 million term loan. The amendment did not modify the terms of the revolving credit facility. Highland Capital Management, L.P. continues to hold $40 million of the $200 million revolving credit facility, which was undrawn at December 31, 2007. The highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the new term loan during the period from March 15, 2007 to March 20, 2008 was $222.9 million, and Cricket made repayments of principal to Highland’s affiliates under the term loan during that same period of $1.7 million in the aggregate. During the period from March 15, 2007 to May 31, 2007, the term loan bore interest at LIBOR plus 2.25%, with interest periods of one, two, three or six months, or at the bank base rate plus 1.25%, as selected by Cricket, with the rate subject to adjustment based on Leap’s corporate family debt rating. Effective June 1, 2007, these interest rates were reduced by 25 basis points due to an improvement in Leap’s corporate family debt rating. On September 4, 2007, the Company’s debt rating outlook changed to “developing” from “stable” and as a result the interest rate on the term loan was increased by 25 basis points. On November 20, 2007, in connection with an amendment to the Credit Agreement, the interest rate on the term loan was increased to LIBOR plus 3.0%, with interest periods of one, two, three or six months, or the bank base rate plus 2.0%, as selected by Cricket, which represents an increase of 75 basis points to the interest rate previously applicable to the term loan borrowings. On November 20, 2007, the interest rates applicable to any borrowings under the revolving credit facility were also increased by 75 basis points. Cricket made interest payments of $16.3 million in the aggregate to Highland’s affiliates under the term loan during the period from March 15, 2007 to March 20, 2008. During the period from March 15, 2007 to March 20, 2008, there were no borrowings or payments of interest by Cricket under the $200 million revolving credit facility. The commitment fee on the revolving credit facility is payable quarterly at a rate of between 0.25% and 0.50% per annum, depending on our consolidated senior secured leverage ratio, and the rate is currently 0.25%.

On October 23, 2006, we completed the closing of the sale of $750 million aggregate principal amount of unsecured 9.375% Senior Notes of Cricket due 2014, or the 2006 Notes. The 2006 Notes were issued by Cricket in a private placement to qualified institutional buyers pursuant to Rule 144A and Regulation S under the Securities Act, pursuant to an Indenture, dated as of October 23, 2006, by and among Cricket, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee, which governs the terms of the 2006 Notes. Affiliates of Highland Capital Management, L.P. (a beneficial shareholder of Leap and an affiliate of Mr. Dondero, a former director of Leap), purchased an aggregate of $25 million of 2006 Notes in the offering, which was the highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the 2006 Notes during the period from October 23, 2006 to March 12, 2007, the date when Highland’s affiliates sold their 2006 Notes to a third party. The 2006 Notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears beginning in May 2007. During the second quarter of 2007, we offered to exchange the 2006 Notes for substantially identical notes that had been registered with the SEC, and all 2006 Notes were tendered for exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information about the beneficial ownership of our common stock as of March 5, 2008 for:

•	each stockholder known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The percentage of ownership indicated in the following table is based on 68,914,775 shares of common stock outstanding on March 5, 2008.

Information with respect to beneficial ownership has been furnished by each director and officer, and with respect to beneficial owners of more than 5% of our common stock, by Schedules 13D and 13G, filed with the SEC by them. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 5, 2008 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Number of	Percent of
5% Stockholders, Officers and Directors(1)	Shares	Total

Entities affiliated with Harbinger Capital Partners Master Fund I, Ltd.(2)	10,225,000	14.8
Entities affiliated with MHR Fund Management LLC(3)	15,537,869	22.5
Entities affiliated with Owl Creek Asset Management, L.P.(4)	5,227,647	7.6
T. Rowe Price Associates, Inc.(5)	9,010,650	13.1
Mark H. Rachesky, M.D.(6)(7)	15,581,543	22.6
John D. Harkey, Jr.(7)	15,974	*
Robert V. LaPenta(7)(8)	30,974	*
Michael B. Targoff(7)	7,974	*
S. Douglas Hutcheson(9)	206,311	*
Amin I. Khalifa(10)	—	*
Glenn T. Umetsu(11)	99,996	*
Albin F. Moschner(12)	211,509	*
Leonard C. Stephens(13)	65,475	*
All executive officers and directors as a group (11 persons)	16,329,031	23.7

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

(1)	Unless otherwise indicated, the address for each person or entity named below is c/o Leap Wireless International, Inc., 10307 Pacific Center Court, San Diego, California 92121.

(2)	Consists of (a) 6,800,000 shares of common stock beneficially owned by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C. and HMC Investors, L.L.C.; (b) 3,425,000 shares of common stock beneficially owned by Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC and HMC — New York, Inc.; and (c) 10,225,000 shares of common stock beneficially owned by Harbert Management Corporation, Philip Falcone, Raymond J. Harbert and Michael D. Luce. The address for Harbinger Capital Partners Master Fund I, Ltd is c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The address for Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC, HMC — New York, Inc. and Philip Falcone is 555 Madison Avenue, 16th

Floor, New York, New York 10022 United States of America. The address for Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

(3)	Consists of (a) 353,420 shares of common stock held for the account of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), (b) 42,514 shares of common stock held for the account of MHR Capital Partners (100) LP, a Delaware limited partnership (“Capital Partners (100)”) (c) 3,340,378 shares of common stock held for the account of MHR Institutional Partners II LP, a Delaware limited partnership (“Institutional Partners II”), (d) 8,415,428 shares of common stock held for the account of MHR Institutional Partners IIA LP, a Delaware limited partnership (“Institutional Partners IIA”) and (e) 3,386,129 shares of common stock held for the account of MHR Institutional Partners III LP, a Delaware limited partnership (“Institutional Partners III”). MHR Advisors LLC (“Advisors”) is the general partner of each Master Account and Capital Partners (100), and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Master Account and Capital Partners (100). MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of Institutional Partners II and Institutional Partners IIA, and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Institutional Partners II and Institutional Partners IIA. MHR Institutional Advisors III LLC (“Institutional Advisors III”) is the general partner of Institutional Advisors III, and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Institutional Partners III. MHR Fund Management LLC (“Fund Management”) has entered into an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and thus may be deemed to be the beneficial owner of all of the shares of common stock held by all of these entities. The address for each of these entities is 40 West 57th Street, 24th Floor, New York, New York 10019.

(4)	Consists of (a) 145,000 shares of common stock beneficially owned by Owl Creek I, L.P.; (b) 1,135,400 shares of common stock beneficially owned by Owl Creek II, L.P., (c) 3,821,347 shares of common stock beneficially owned by Owl Creek Overseas Fund, Ltd. and (d) 125,900 shares of common stock beneficially owned by Owl Creek Socially Responsible Investment Fund, Ltd. Owl Creek Advisors, LLC is the general partner of Owl Creek I, L.P. and Owl Creek II, L.P. Owl Creek Asset Management, L.P. is the investment manager of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. Jeffrey Altman is the managing member of Owl Creek Advisors, LLC and managing member of the general partner of Owl Creek Asset Management, L.P. The address for all of the entities is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

Subsequent to March 5, 2008, entities affiliated with Owl Creek Asset Management, L.P. acquired additional shares of Leap common stock. As of March 13, 2008: (a) 173,500 shares of common stock were beneficially owned by Owl Creek I. L.P., (b) 1,355,200 shares of common stock were beneficially owned by Owl Creek II, L.P., (c) 4,546,747 shares of common stock were beneficially owned by Owl Creek Overseas Fund, Ltd. and (d) 148,900 shares of common stock were beneficially owned by Owl Creek Socially Responsible Investment Fund, Ltd., which shares represent in the aggregate approximately 9.0% of the total outstanding shares of Leap common stock.

(5)	These securities are owned by various individuals and institutional investors, for which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6)	Consists of (a) all of the shares of common stock otherwise described in footnote 3 by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III, (b) 40,200 shares of common stock issuable upon exercise of options and 2,719 shares of restricted stock, as further described in footnote 7 and (c) 755 shares of common stock which were previously granted as shares of restricted stock and which vested pursuant to its terms. The address for Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York 10019.

(7)	Includes vested shares issuable upon exercise of options, as follows: Dr. Rachesky, 40,200 shares; Mr. Harkey, 2,500 shares; Mr. Targoff, 4,500 shares; and Mr. LaPenta, 12,500 shares; restricted stock awards which vest in three equal installments on May 18, 2007, 2008 and 2009, as follows: Dr. Rachesky, 2,264 shares; Mr. Harkey,

2,264 shares; Mr. Targoff, 2,264 shares; and Mr. LaPenta, 2,264 shares; and restricted stock awards which vest in three equal installments on May 29, 2008, 2009 and 2010, as follows: Dr. Rachesky, 1,210 shares; Mr. Harkey, 1,210 shares; Mr. Targoff, 1,210 shares; and Mr. LaPenta, 1,210 shares.

(8)	Includes 5,000 shares held by a corporation which is wholly owned by Mr. LaPenta. Mr. LaPenta has the power to vote and dispose of such shares by virtue of his serving as an officer and director thereof.

(9)	Includes restricted stock awards for 7,590 shares which vest on December 31, 2008, in each case subject to certain conditions and accelerated vesting, and restricted stock awards for 12,500 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 112,265 shares issuable upon exercise of vested stock options. Subsequent to March 5, 2008, the Compensation Committee approved a grant of 50,000 shares of restricted stock to Mr. Hutcheson on March 25, 2008.

(10)	Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

(11)	Includes restricted stock awards for 6,000 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 28,104 shares issuable upon exercise of vested stock options.

(12)	Includes restricted stock awards for 13,070 shares which vest on October 26, 2010, subject to certain conditions and accelerated vesting, and restricted stock awards for 6,000 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 142,880 shares issuable upon exercise of vested stock options.

(13)	Includes restricted stock awards for 3,000 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 22,387 shares issuable upon exercise of vested stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historically, we have reviewed potential related party transactions on a case-by-case basis. On March 8, 2007 the Board approved a “Related Party Transaction Policy and Procedures.” Under the policy and procedures, the audit committee of the Board, or alternatively, those members of the Board who are disinterested, shall review the material facts of specified transactions for approval or disapproval, taking into account, among other factors that they deem appropriate, the extent of the related person’s interest in the transaction and whether the transaction is fair to Leap and is in, or is not inconsistent with, the best interests of Leap and its stockholders. Transactions to be reviewed under the policy and procedures include transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Leap or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). Terms of director and officer compensation that are disclosed in proxy statements or that are approved by the Board or Compensation Committee and are not required to be disclosed in our proxy statement, and transactions where all holders of our common stock receive the same benefit on a pro rata basis, are not subject to review under the policy and procedures.

For a description of various transactions between Leap and certain affiliates of Dr. Mark H. Rachesky, our Chairman of the Board, and Mr. James Dondero, a former director of Leap who resigned on September 10, 2007, see “Compensation Committee Interlocks And Insider Participation” set forth above in this prospectus.

DESCRIPTION OF NEW NOTES

We issued the old notes and the existing notes, and will issue the new notes, pursuant to an existing Indenture, dated as of October 23, 2006, by and among the Company, the Initial Guarantors (as defined therein) and Wells Fargo Bank, N.A., as trustee (as supplemented, the “Indenture”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The notes are subject to all such terms, and you should refer to the Indenture and the Trust Indenture Act for a statement thereof.

We issued $750 million aggregate principal amount of 9.375% senior notes on October 23, 2006 under the Indenture pursuant to Rule 144A and Regulation S promulgated under the Securities Act, which we refer to as the original notes, all of which were exchanged on May 17, 2007 for a like principal amount of the existing notes registered under the Securities Act. As a result, the terms “Issue Date” and “date of the Indenture” refer to October 23, 2006, the date of issue of the original notes. As used in this “Description of Notes,” except as otherwise specified, the term “notes” means the new notes, the existing notes and any additional notes that may be issued under the Indenture. All such notes will vote together as a single class for all purposes of the Indenture.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Anyone who receives this prospectus may obtain a copy of the Indenture, without charge, by writing to Leap Wireless International, Inc., 10307 Pacific Center Court, San Diego, California 92121, Attention: Secretary.

You can find the definitions of certain terms used in this description below under the caption “— Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Cricket Communications, Inc. and not to any of its subsidiaries, and the word “Parent” refers only to Leap Wireless International, Inc. and not to any of its subsidiaries.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders of notes will have rights under the Indenture.

Brief Description of the Notes

The notes:

•	are general unsecured obligations of the Company;

•	are equal in right of payment with all existing and any future unsecured, unsubordinated Indebtedness of the Company;

•	are senior in right of payment to any future subordinated Indebtedness of the Company;

•	are effectively subordinated to all existing and any future secured Indebtedness of the Company, including the Indebtedness of the Company under the Credit Agreement, to the extent of the assets securing such Indebtedness, to all existing and any future liabilities (including trade payables) of the Parent’s Subsidiaries that are not Guarantors, to the extent of the assets of such Subsidiaries, and to all existing and any future liabilities (including trade payables) of the Parent’s Designated Entities, to the extent of the assets of such Designated Entities; and

•	are unconditionally guaranteed on a senior basis by the Guarantors as described under “— Note Guarantees.”

As of December 31, 2007, the Company had $2,026.5 million of consolidated indebtedness outstanding, $886.5 million of which was secured indebtedness, and the Parent’s Subsidiaries that are not Guarantors had no indebtedness or other liabilities. LCW Operations, which is not a “Subsidiary” under the Indenture and is not a Guarantor of the notes, had $40 million of outstanding indebtedness as of December 31, 2007, which we consolidate for financial reporting purposes. In addition, the Company had no borrowings under its revolving credit facility portion of the Credit Agreement, which allows it to borrow up to $200 million.

Although the Indenture limits the Incurrence of Indebtedness by the Parent and its Restricted Subsidiaries, such limitations are subject to a number of significant exceptions. The Parent and its Restricted Subsidiaries may be able to Incur substantial amounts of Indebtedness, including secured Indebtedness, in the future.

As of the date of the Indenture, all of Parent’s Subsidiaries, including the Company, were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries and any Designated Entities will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the notes.

Principal, Maturity and Interest

The Indenture, which provided for the issuance of the old notes (of which $350 million aggregate principal amount are currently outstanding) and the existing notes (of which $750 million aggregate principal amount are currently outstanding), provides for the issuance by the Company of notes with an unlimited principal amount, of which $350 million aggregate principal amount may be issued in connection with this exchange offer. The Company issued $750 million aggregate principal amount of the original notes on October 23, 2006 under the Indenture pursuant to Rule 144A and Regulation S promulgated under the Securities Act, all of which were exchanged on May 17, 2007 for a like principal amount of the existing notes registered under the Securities Act. Because of the need to identify the new notes which may be entitled to receive accrued and unpaid additional interest after the completion of the exchange offer, the new notes will have a temporary CUSIP number different from that of the existing notes. Following the first interest payment date after the consummation of the exchange offer, after payment of interest on the new notes (including any accrued and unpaid Additional Interest), the new notes will be reassigned the same CUSIP number as that of the existing notes without any further action on the part of the holders. The Company may issue additional notes (the “additional notes”) from time to time. Any offering of additional notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness.” The new notes, the existing notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue new notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on November 1, 2014.

Interest on the new notes will accrue at the rate of 9.375% per annum and will be payable semi-annually in arrears on May 1 and November 1. The Company will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15.

Interest on the new notes will accrue from November 1, 2007, the date interest on the notes was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Company will pay or cause the Paying Agent to pay all principal, interest and premium and Additional Interest, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as Paying Agent and Registrar. The location of the corporate trust office of the Trustee is Wells Fargo, N.A., Corporate Trust Service, MAC-N9303-120, 608 2nd Avenue, Minneapolis, Minnesota 55479. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed, jointly and severally, by Parent and each of its Restricted Subsidiaries that guarantees any Indebtedness for borrowed money of the Parent, the Company or any Subsidiary Guarantor.

Each Note Guarantee:

•	will be a general unsecured obligation of the Guarantor;

•	will be equal in right of payment with all existing and any future unsecured, unsubordinated Indebtedness of such Guarantor;

•	will be senior in right of payment to any future subordinated Indebtedness of the Guarantor; and

•	will be effectively subordinated to all existing and any future secured Indebtedness of such Guarantor, including the Guarantee by such Guarantor under the Credit Agreement, to the extent of the assets securing such Indebtedness, and the Note Guarantee of Parent will be effectively subordinated to all existing and any future liabilities of Parent’s Subsidiaries other than the Company and any Subsidiary Guarantor to the extent of the assets of such Subsidiaries and to all existing and any future liabilities of Parent’s Designated Entities to the extent of the assets of such Designated Entities.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Federal and State Statutes Allow Courts, Under Specific Circumstances, to Void Guarantees and Require Noteholders to Return Payments Received From Us or the Guarantors.” As of December 31, 2007, the Company had $2,026.5 million of consolidated indebtedness outstanding, $886.5 million of which was secured indebtedness, and the Parent’s Subsidiaries that are not Guarantors had no indebtedness or other liabilities. LCW Operations, which is not a “Subsidiary” under the Indenture and is not a Guarantor of the notes, had $40 million of outstanding indebtedness as of December 31, 2007, which we consolidate for financial reporting purposes. In addition, the Company had no borrowings under its revolving credit facility portion of the Credit Agreement, which allows the Company to borrow up to $200 million.

Note Guarantees of the Subsidiary Guarantors may be released in certain circumstances. See “— Certain Covenants — Guarantees.”

Optional Redemption

At any time prior to November 1, 2009, the Company may (on any one or more occasions) redeem up to 35% of the aggregate principal amount of notes issued under the Indenture (including any additional notes) at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the Indenture (including any additional notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Affiliates); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

At any time prior to November 1, 2010, the Company may redeem all or part of the notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest and Additional Interest, if any, to the date of redemption.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at the Company’s option prior to November 1, 2010.

On or after November 1, 2010, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage

2010	104.688%
2011	102.344%
2012 and thereafter	100.000%

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2) if the notes are not so listed, on a pro rata basis.

No notes of $2,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. A note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the notes pursuant to this section in the event that the Company has exercised its right to redeem all the notes under the terms of the caption “Optional Redemption.” No later than 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail or wire transfer to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement provides that certain change of control events with respect to the Parent and the Company would constitute a default under the Credit Agreement, including a Change of Control as defined in the notes. Future credit agreements or other similar agreements to which the Parent or the Company becomes a party may contain restrictions on the Company’s ability to purchase the notes. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased by the Company pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and canceled, at the option of the Company. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Parent and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Company to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Parent and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Parent or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Parent or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination thereof. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Parent’s or such Restricted Subsidiary’s most recent balance sheet, of the Parent or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the notes or any Note Guarantee and liabilities to the extent owed to the Parent or any Affiliate of the Parent) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written novation agreement that releases the Parent or such Restricted Subsidiary from further liability therefor; and

(b) any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee that are (within 60 days of receipt and subject to ordinary settlement periods) converted by the Parent or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion).

Notwithstanding the foregoing, the 75% limitation referred to in the prior paragraph shall be deemed satisfied with respect to any Asset Sale in which the cash, Cash Equivalents or Replacement Assets portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Parent or its Restricted Subsidiaries may apply such Net Proceeds at its option:

(1) to repay, prepay, defease, redeem, purchase or otherwise retire Indebtedness under the Credit Agreement (and to permanently reduce commitments with respect thereto in the case of revolving borrowings) or the Bridge Agreement, if any; or

(2) to purchase Replacement Assets (or enter into a binding agreement to purchase such Replacement Assets; provided that (x) such purchase is consummated within 180 days after the date that is 365 days after the receipt of such Net Proceeds from such Asset Sale and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)).

Pending the final application of any such Net Proceeds, the Parent or any of its Restricted Subsidiaries may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

On the 366th day after an Asset Sale (or, in the event that a binding agreement has been entered into as set forth in clause (2) of the preceding paragraph, the later date of expiration of the 180-day period set forth in such clause (2)) or such earlier date, if any, as the Parent determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (each such date being referred as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by the Company to make an offer (an “Asset Sale Offer”) to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

The Company may defer the Asset Sale Offer until the aggregate unutilized Excess Proceeds accrued in the preceding twelve calendar months equals or exceeds $15 million, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $15 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Parent and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale will no longer be deemed to be Excess Proceeds.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement provides that certain asset sale events would constitute a default thereunder. Future credit agreements or other similar agreements to which the Parent or the Company becomes a party may contain restrictions on the Company’s ability to purchase notes. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

Certain Covenants

Restricted Payments

(A) The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Parent or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Parent or (y) to the Parent or a Restricted Subsidiary of the Parent);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Parent or any of its Restricted Subsidiaries) any Equity Interests of the Parent or any Restricted Subsidiary thereof held by Persons other than the Parent or any of its Restricted Subsidiaries;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or any Note Guarantees, except (x) a payment of interest or principal at the Stated Maturity thereof or (y) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(2) the Parent would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable Four Quarter Period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Parent and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8) and (9) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) 100% of the Consolidated Cash Flow of the Parent for the period (taken as one accounting period) from October 1, 2006 to the end of the Parent’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, minus 1.5 times the Fixed Charges of the Parent for the same period, plus

(b) 100% of the aggregate net cash proceeds (including Cash Equivalents) received by the Parent since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Parent (other than proceeds received by the Parent from the Forward Sale Agreements) or from the Incurrence of Indebtedness of the Parent or the Company that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Parent), plus

(c) with respect to Restricted Investments made by the Parent and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Parent or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Cash Flow), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by the Parent or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date.

(B) The preceding provisions will not prohibit, so long as, in the case of clauses (4), (7) and (10) below, no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the payment of any dividend by a Restricted Subsidiary of the Parent to the holders of its Common Stock on a pro rata basis;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Parent, the Company or any Subsidiary Guarantor or of any Equity Interests of the Parent or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Parent or a substantially concurrent sale (other than to a Subsidiary of the Parent) of, Equity Interests (other than Disqualified Stock) of the Parent; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph (A);

(4) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the notes or the Note Guarantees with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent sale (other than to a Subsidiary of the Parent) of, Equity Interests (other than

Disqualified Stock) of, the Parent; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange will be excluded from clause (3) (b) of the preceding paragraph (A);

(6) the repurchase of Equity Interests deemed to occur upon the exercise of options or warrants to the extent that such Equity Interests represents all or a portion of the exercise price thereof;

(7) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent held by any current or former employee, consultant or director of Parent, or any Restricted Subsidiaries of the Parent pursuant to the terms of any equity subscription agreement, stock option agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate of all amounts paid by the Parent in any calendar year will not exceed $2.5 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year, subject to maximum payment of $5.0 million in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount equal to (a) the net cash proceeds from the sale of Equity Interests of the Parent to current or former members of management, directors, consultants or employees that occurs after the Issue Date (provided that the amount of any such net cash proceeds will be excluded from clause (3) (b) of the preceding paragraph (A)) plus (b) the net cash proceeds of key man life insurance policies received by the Parent or its Restricted Subsidiaries after the Issue Date;

(8) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Parent, to the extent necessary, in the good faith judgment of the Parent’s Board of Directors, to prevent the loss or secure the renewal or reinstatement of any license held by the Parent or any of its Restricted Subsidiaries from any governmental agency;

(9) the purchase by the Parent or the Company from WLPCS Management, LLC or CSM Wireless, LLC (or their respective successors or assigns) of their respective membership interests in LCW Wireless, LLC upon exercise of their respective “put” rights to sell their entire membership interests in LCW Wireless, LLC to the Company; provided that exercise of such “put” rights shall be on terms, in the good faith judgment of the Parent’s Board of Directors, at least as favorable to the Parent and its Restricted Subsidiaries as WLPCS Management, LLC’s or CSM Wireless LLC’s “put” rights in existence on the Issue Date; and

(10) other Restricted Payments in an aggregate amount not to exceed $75 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Parent or such Subsidiary, as the case may be, pursuant to the Restricted Payment; provided that if the Fair Market Value exceeds $10 million, such Fair Market Value shall be determined in good faith by the Board of Directors of the Parent evidenced by a Board Resolution. Not later than the date of making any Restricted Payment under clause (A) (3) or B(10) above, the Parent will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the Indenture.

Incurrence of Indebtedness

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Parent, the Company or any Subsidiary Guarantor may Incur Indebtedness, if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be less than 7.0 to 1, for an Incurrence of Indebtedness on or prior to June 30, 2008, and 6.25 to 1 thereafter.

The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by the Parent, the Company or any Subsidiary Guarantor of Indebtedness under Credit Facilities in an aggregate amount at any one time outstanding pursuant to this clause (1) not to exceed $1,500 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Parent or any

Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(2) the Incurrence of Existing Indebtedness;

(3) the Incurrence by the Parent, the Company and the Subsidiary Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the Issue Date and the exchange notes and the related Guarantees to be issued pursuant to the Registration Rights Agreement in exchange therefor;

(4) the Incurrence by the Parent, the Company or any Subsidiary Guarantor of Indebtedness represented by Capital Lease Obligations, mortgage financings, Attributable Debt, purchase money obligations or other obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment (including acquisition of Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the Fair Market Value of the property, plant or equipment of such Person) used in the business of the Parent, the Company or such Subsidiary Guarantor, in an aggregate amount, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed $150 million at any time outstanding;

(5) the Incurrence by the Parent or any Restricted Subsidiary of the Parent of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (12), or (14) of this paragraph;

(6) the Incurrence by the Parent or any of its Restricted Subsidiaries of intercompany Indebtedness owing to or held by the Parent or any of its Restricted Subsidiaries; provided, however, that:

(a) if the Parent, the Company or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of the Parent or a Subsidiary Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Parent, the Company or a Restricted Subsidiary of the Parent and (ii) any sale or other transfer of any such Indebtedness to a Person that is not the Parent, the Company or a Restricted Subsidiary of the Parent, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Parent, the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by the Parent, the Company or any of the Subsidiary Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Parent that was permitted to be Incurred by another provision of this covenant; provided that if the Indebtedness being Guaranteed is subordinated to or pari passu with the notes or any Note Guarantee, than the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(8) the Incurrence by the Parent, the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9) the Incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Parent or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount does not exceed the gross proceeds actually received by the Parent or any Restricted Subsidiary thereof in connection with such disposition;

(10) the Incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished promptly after its Incurrence;

(11) the Incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(12) the Incurrence by the Parent, the Company or any Restricted Subsidiary of Acquired Indebtedness in an aggregate principal amount not to exceed $200 million;

(13) the Incurrence by the Parent or the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the notes; or

(14) the Incurrence by the Parent or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (14), not to exceed $100 million.

For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness (including Acquired Indebtedness) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Parent will be permitted to divide and classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant and may later redivide and/or reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

The Company will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the notes to the same extent. The Parent will not, and will not permit any Subsidiary Guarantor, to Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Parent or such Subsidiary Guarantor, as the case may be, unless it is subordinate in right of payment to the relevant Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Parent, the Company or any Subsidiary Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Parent will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the notes or Note Guarantees, as applicable, are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the notes or the related Note Guarantees will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Parent or any of its Restricted Subsidiaries or pay any liabilities owed to the Parent or any of its Restricted Subsidiaries;

(2) make loans or advances to the Parent or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Parent or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors of the Parent, not materially more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2) set forth in the Indenture, the notes, the Note Guarantees and the exchange notes and the related Guarantees to be issued pursuant to the Registration Rights Agreement in exchange therefor;

(3) existing under, by reason of or with respect to applicable law, rule, regulation or order;

(4) with respect to any Person or the property or assets of a Person acquired by the Parent or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors of the Parent, not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5) in the case of clause (3) of the first paragraph of this covenant:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Parent or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture, or

(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Parent or any Restricted Subsidiary thereof in any manner material to the Parent or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(7) existing under restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(8) existing under, by reason of or with respect to provisions with respect to the disposition or distribution of assets or property, in each case contained in joint venture agreements and which the Board of Directors of the Parent determines in good faith will not adversely affect the Company’s ability to make payments of principal or interest payments on the notes; and

(9) restrictions in other Indebtedness incurred in compliance with the covenant described under the caption “— Incurrence of Indebtedness;” provided that such restrictions, taken as a whole, are, in the good faith judgment of the Parent’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (1) and (2) above.

Merger, Consolidation or Sale of Assets

Neither the Company nor Parent will, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company or the Parent, as applicable, is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties and assets in one or more related transactions, to another Person, unless:

(1) either: (a) the Company or the Parent, as applicable, is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company or the Parent, as applicable) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company or the Parent, as applicable, under the notes, the Guarantee, the Indenture and the Registration Rights Agreement, as the case may be, pursuant to agreements reasonably satisfactory to the Trustee; provided that in the case where such Person is not a corporation, a co-obligor of the notes is a corporation;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists;

(3) immediately after giving effect to such transaction on a pro forma basis, (a) the Company or the Parent, as applicable, or the Person formed by or surviving any such consolidation or merger (if other than the Company or the Parent, as applicable), or to which such sale, assignment, transfer, conveyance or other disposition will have been made, will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness” or (b) the Consolidated Leverage Ratio for the Parent or such Person, as the case may be, will not be greater than the Consolidated Leverage Ratio for the Parent immediately prior to such transaction; and

(4) each Guarantor, unless such Guarantor is the Person with which the Company or the Parent has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of the Company or the surviving Person in accordance with the notes and the Indenture.

Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company or Parent, as applicable, in accordance with this covenant, the successor corporation formed by such consolidation or into or with which the Company or Parent, as applicable, is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to the “Company” or “Parent,” as applicable, will refer instead to the successor corporation and not to the Company or the Parent, as applicable), and may exercise every right and power of, the Company or Parent, as applicable, under the Indenture with the same effect as if such successor Person had been named as the Company or Parent, as applicable, in the Indenture.

In addition, the Parent and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all of the properties or assets of the Parent and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person. Clause (3) above of this covenant will not apply to (x) any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Parent or the Company and any of the Parent’s Restricted Subsidiaries or (y) a merger of the Parent or the Company with an Affiliate solely for the purpose of reincorporating the Parent or the Company in another jurisdiction.

Transactions with Affiliates

The Parent will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Parent or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Parent or such Restricted Subsidiary with a Person that is not an Affiliate of the Parent or any of its Restricted Subsidiaries; and

(2) the Parent delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Parent; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15 million, an opinion as to the fairness to the Parent or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Parent and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Parent;

(3) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments”;

(4) any sale of Equity Interests (other than Disqualified Stock) of the Parent or receipt of any capital contribution from any Affiliate of the Parent;

(5) any transaction with any of the Parent’s Designated Entities pursuant to which the Parent or any of its Restricted Subsidiaries provides or receives any of the following: operational, technical, administrative or other services; goods; intellectual property or any rights therein; co-location rights or other licensed rights; or leased or other real or personal property rights; provided that (a) if an Affiliate of the Parent, other than any of its Restricted Subsidiaries, owns any Equity Interests in such Designated Entity, such services, goods, or other rights provided to any such Designated Entity shall be provided at prices equal to or greater than the cost to the Parent or such Restricted Subsidiary of providing such services, goods or other rights, and (b) the Board of Directors of the Company determines in good faith that such transaction is in the best interests of the Company and the Restricted Subsidiaries;

(6) the provision of, or payment for, services in the ordinary course of business on terms no less favorable to the Parent and its Restricted Subsidiaries, taken as a whole, than those that would be obtained in a comparable transaction with an unrelated Person;

(7) transactions pursuant to agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(8) any employment, consulting, service or termination agreement, or indemnification arrangements, entered into by the Parent or any of its Restricted Subsidiaries with current or former directors, officers and employees of the Parent or any of its Restricted Subsidiaries and the payment of compensation to current or former directors, officers and employees of the Parent or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement, arrangement, plan or payment have been approved by a majority of the disinterested members of the Board of Directors of the Parent;

(9) issuances, purchases or repurchases of notes or other Indebtedness of the Parent or its Restricted Subsidiaries or solicitations of amendments, waivers or consents in respect of notes or such other Indebtedness, if such issuance, purchase, repurchase or solicitation is approved by a majority of the disinterested members of the Board of Directors of the Parent;

(10) payments or prepayments in respect of Indebtedness under the Credit Agreement or solicitations of amendments, waivers or consents in respect of the Indebtedness under the Credit Agreement, if such payment, prepayment or solicitation is on the same terms as those offered to each holder of the Indebtedness under the Credit Agreement that is not an Affiliate of the Parent; and

(11) reasonable payments made for any financial advisory, financing, underwriting, placement or syndication services approved by the Board of Directors of the Parent in good faith.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Parent may designate any Restricted Subsidiary of the Parent, other than the Company, to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by the Parent or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Parent or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “— Incurrence of Indebtedness”;

(2) the aggregate Fair Market Value of all outstanding Investments owned by the Parent and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Parent or any Restricted Subsidiary thereof of any Indebtedness of such Subsidiary) and any commitments to make any such Investments will be deemed to be an Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) such Subsidiary does not hold any Liens on any property of the Parent or any Restricted Subsidiary thereof;

(4) the Subsidiary being so designated:

(a) is not party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiary of the Parent unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Parent or such Restricted Subsidiary than those that could have been obtained at the time the agreement, contract, arrangement or understanding was entered into from Persons who are not Affiliates of the Parent (other than any such agreement, contract, arrangement or understanding permitted under the covenant described under the caption “— Certain Covenants — Transactions with Affiliates”), and

(b) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Parent or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(5) no Default or Event of Default would be in existence following such designation.

Any designation of a Subsidiary of the Parent as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (4) above, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Parent as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, the Parent will be in default under the Indenture.

The Board of Directors of the Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Parent of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness”;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “— Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Guarantees

The Parent will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness for borrowed money of the Parent, the Company or any Subsidiary Guarantor unless such Restricted Subsidiary is the Company or a Subsidiary Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee will be pari passu with, or if such other Indebtedness for borrowed money is subordinated to the notes or any notes Guarantee, senior to, such Subsidiary’s Guarantee of such other Indebtedness for borrowed money.

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Parent, the Company or another Subsidiary Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Subsidiary Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

The Note Guarantee of a Subsidiary Guarantor will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Parent, if the sale of all such Capital Stock of that Subsidiary Guarantor complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(2) if the Parent properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under the Indenture;

(3) upon legal or covenant defeasance or satisfaction and discharge of the notes as permitted under the Indenture; or

(4) upon release or discharge of the Guarantees securing the Credit Agreement and all other Indebtedness for borrowed money of the Parent, the Company or any other Subsidiary Guarantor (other than the notes and Note Guarantees), except a discharge or release by or as a result of payment under such Guarantees.

Business Activities

The Parent will not, and will not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Parent and its Restricted Subsidiaries taken as a whole.

Payments for Consent

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Each of Parent and the Company will furnish to the Trustee and, upon written request, to beneficial owners and prospective investors a copy of all of the information and reports referred to in clauses (1) and (2) below within the time periods specified in the Commission’s rules and regulations (including all applicable extension periods):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if it were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by its certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if it were required to file such reports.

Whether or not required by the Commission, each of Parent and the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. Each of Parent and the Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept Parent or the Company’s filings for any reason, Parent or the Company, as the case may be, will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Parent or the Company were required to file those reports with the Commission (including all applicable extension periods).

If the Parent has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Parent.

Notwithstanding the foregoing, so long as Parent is a Guarantor, the reports, information and other documents required to be filed and provided by the Company as described above will be satisfied by those of Parent, so long as such filings would satisfy the Commission’s requirements.

In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding and each of Parent and the Company is not required to comply with the periodic reporting requirements of the Exchange Act, they will furnish to the Holders and to prospective investors, upon their written request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption, required repurchase or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by the Parent, the Company or any Restricted Subsidiaries of the Parent for 30 days after written notice to the Parent by the Trustee or the Holders of at least 25% in aggregate principal amount of notes then outstanding to comply with the provisions described under the captions — Repurchase at the Option of Holders — Change of Control,” or “— Repurchase at the Option of Holders — Asset Sales,” (in each case other than a failure to purchase notes which will constitute an Event of Default under clause (2) above) or the failure by Parent or the Company to comply with the provisions described under “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by Parent, the Company or any Restricted Subsidiary of the Parent for 60 days after written notice to the Parent by the Trustee or the Holders of at least 25% in aggregate principal amount of notes then outstanding to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by Parent, the Company or any Restricted Subsidiary that is a Significant Subsidiary of the Parent (or the payment of which is Guaranteed by Parent, the Parent or any Restricted Subsidiary that is a Significant Subsidiary of the Parent) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the amount of any such Indebtedness, together with the amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25 million or more;

(6) failure by Parent, the Company or any Restricted Subsidiary that is a Significant Subsidiary of the Parent to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier) aggregating in excess of $25 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to the Parent, the Company, any Subsidiary Guarantor or any Significant Subsidiary of the Parent.

In the case of an Event of Default under clause (8), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest, if any) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest, if any on, or the principal of, the notes. The Holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of then outstanding notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right will not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Parent or the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Parent is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Parent is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(8) if the notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(9) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not:

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions, or waive any payment, with respect to the redemption of the notes;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the notes or the Note Guarantees;

(9) except as otherwise permitted under the covenants described under the captions “— Certain Covenants — Merger, Consolidation and Sale of Assets” and “— Certain Covenants — Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture;

(10) contractually subordinate in right of payment the notes or any Note Guarantee to any other Indebtedness; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provisions described under “— Certain Covenants — Guarantees”;

(7) to evidence and provide for the acceptance of appointment by a successor Trustee;

(8) to provide for the issuance of additional notes in accordance with the Indenture; or

(9) to conform the text of the Indenture or the notes to any provision of the “Description of Notes” to the extent such provision in the “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

Except as set forth below, new notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The new notes will be issued in the form of one or more registered notes in book-entry form (collectively, the “Global Notes”). Each such Global Note will be registered in the name of a nominee of DTC, as depositary, and will be deposited with DTC or a nominee thereof or custodian therefor. Interest in each such Global Note will not be exchangeable for certificated notes in definitive, fully registered form, except in the limited circumstances described below. We will be entitled, along with the Trustee and any other agent, to treat DTC or its nominee, as the case may be, as the sole owner and holder of the Global Notes for all purposes.

So long as DTC or its nominee or a common depositary is the registered holder of a Global Note, DTC or such nominee or common depositary, as the case may be, will be considered the sole owner and holder of such Global Note, and of the notes represented thereby, for all purposes under the Indenture and the new notes and the beneficial owners of new notes will be entitled only to those rights and benefits afforded to them in accordance with DTC’s regular operating procedures. Upon specified written instructions of a DTC participant, DTC will have its nominee assist its participants in the exercise of certain holders’ rights, such as a demand for acceleration or an instruction to the Trustee. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have new notes represented by a Global Note registered in their names, will not receive or be entitled to receive physical delivery of new notes in certificated form and will not be considered the registered holders thereof under the Indenture.

Ownership of beneficial interests in a Global Note will be limited to DTC participants or persons who hold interests through DTC participants. Upon the issuance of a Global Note, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interest represented by such Global Note to the accounts of its participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected through, records maintained by DTC or its nominee (with respect to interests of participants) or by any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Note may be subject to various policies and procedures adopted by DTC from time to time. None of the Company, the Trustee or any of their agents will have any responsibility or liability for any aspect of DTC’s or any DTC participant’s records relating to, or for payments made on account of, beneficial interest in any Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds certificates that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interest in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case the Company fails to appoint a successor depositary;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes (DTC has advised the Company that, in such event, under its current practices, DTC would notify its participants of the Company’s request, but will only withdraw beneficial interests from a Global Note at the request of each DTC participant); or

(3) there will have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or merges with or into the Parent or any of its Restricted Subsidiaries or which is assumed by the Parent or any of its Restricted Subsidiaries in connection with an Asset Acquisition and not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition. The term “Acquired Indebtedness” does not include Indebtedness of a Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition.

“Additional Interest” means all additional interest owing on the notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, (2) any executive officer or director of such specified Person or (3) any Designated Entity. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Applicable Premium” means, with respect to a note at any date of redemption, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such date of redemption of (1) the redemption price of such note at November 1, 2010 (such redemption price being described under “— Optional Redemption”) plus (2) all remaining required interest payments due on such note through November 1, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

“Asset Acquisition” means:

(1) an Investment by the Parent or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Parent or any of its Restricted Subsidiaries but only if such Person’s primary business is a Permitted Business,

(2) an acquisition by the Parent or any of its Restricted Subsidiaries of the property and assets of any Person other than the Parent or any of its Restricted Subsidiaries that constitute all or substantially all of a division, operating unit or line of business of such Person but only if the property and assets so acquired is a Permitted Business,

(3) an Investment by a Designated Entity in any other Person pursuant to which such Person shall (a) become a Subsidiary of such Designated Entity or (b) be merged into or consolidated with such Designated Entity, but, in the case of (a) or (b), only if such Person’s primary business is a Permitted Business, or

(4) an acquisition by a Designated Entity of the property and assets of any Person other than the Parent, any of its Restricted Subsidiaries or any other Designated Entity that constitute all or substantially all of a division, operating unit or line of business of such Person but only if the property and assets so acquired is a Permitted Business.

“Asset Disposition” means the sale or other disposition by:

(1) the Parent or any of its Restricted Subsidiaries other than to the Parent or another Restricted Subsidiary of (a) all or substantially all of the Capital Stock of any Restricted Subsidiary or any Designated Entity or (b) all or substantially all of the assets that constitute a division, operating unit or line of business of the Parent or any of its Restricted Subsidiaries, or

(2) a Designated Entity other than to the Parent, any of its Restricted Subsidiaries or any other Designated Entity of (a) all or substantially all of the Capital Stock of a Subsidiary of such Designated Entity or (b) all or substantially all of the assets that constitute a division, operating unit or line of business of such Designated Entity.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets, other than a transaction governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets”; and

(2) (a) the issuance of Equity Interests by any of the Parent’s Restricted Subsidiaries or (b) the sale by the Parent or any Restricted Subsidiary thereof of any Equity Interests it owns in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law) or Designated Entities.

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $5 million;

(2) a transfer of assets or Equity Interests between or among the Parent and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Parent to the Parent or to another Restricted Subsidiary;

(4) the sale, lease, sublease, license, sublicense, consignment, conveyance or other disposition of equipment, inventory, accounts receivable or other assets in the ordinary course of business or to any Designated Entity in compliance with the provisions under “— Certain Covenants Transactions with Affiliates”;

(5) the sale or other disposition of Cash Equivalents;

(6) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(7) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” and any Permitted Investment;

(8) any sale or disposition of any property or equipment that has become damaged, worn out or obsolete;

(9) the creation of a Lien not prohibited by the Indenture; and

(10) the licensing of intellectual property or other general intangibles (other than FCC Licenses) to third persons on terms approved by the Board of Directors of the Parent or the Company in good faith and in the ordinary course of business.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value will be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d) (3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control”, a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee or board of directors of such company or of the sole member or of the managing member thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Parent, or the Company, as applicable, to have been duly adopted by the Board of Directors of the Parent or the Company, as applicable, and to be in full force and effect on the date of such certification.

“Bridge Agreement” means that certain Bridge Credit Agreement, dated as of August 8, 2006, by and among the Company, Parent, Citicorp North America, Inc., as Administrative Agent, and the other lenders named therein, including any related notes, Guarantees, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded or refinanced from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding or refinancing is with the same financial institutions or otherwise.

In connection with the Company’s issuance of $750 million aggregate principal amount of the original notes under the Indenture on October 23, 2006, the Company repaid all $570 million of principal amount of indebtedness, plus accrued interest, under the Bridge Agreement with part of the proceeds from the sale of such notes and the parties to the Bridge Agreement terminated the Bridge Agreement (and the loan commitments thereunder) and the related Guarantees.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), having maturities of not more than two years of the date of acquisition thereof;

(3) demand deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s or A-1 or better from S&P;

(4) commercial paper outstanding at any time issued by any Person organized under the laws of any state of the United States of America and rated P-1 or better from Moody’s or A-1 or better from S&P and in each case with maturities of not more than 270 days from the date of acquisition thereof;

(5) securities with final maturities of not more than two years from the date of acquisition thereof issued or fully guaranteed by any state, territory or municipality of the United States of America or by any political subdivision, taxing authority, agency or instrumentality thereof and rated at least A by S&P or A by Moody’s;

(6) insured demand deposits made in the ordinary course of business and consistent with the Parent’s or its Subsidiaries’ customary cash management policy in any domestic office of any commercial bank organized under the laws of the United States of America or any state thereof;

(7) repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(8) auction rate notes with a maximum time between interest rate resets of 35 days and a rating of at least AAA by S&P or AAA by Moody’s; and

(9) investments, classified in accordance with GAAP as current assets of the Parent or any of its Restricted Subsidiaries, in money market funds or investment programs registered under the Investment Company Act of 1940, the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (2) through (8) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) (3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company or Parent;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such “person” or its Subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the Beneficial Owner, directly or indirectly, of 35% or more of the Voting Stock of Parent on a fully-diluted basis (and taking into account all such securities that such “person” or “group” has the right to acquire pursuant to any option right to the extent that such option right is exercisable within 60 days after the date of determination);

(4) during any period of 12 consecutive months, a majority of the members of the Board of Directors or other equivalent governing body of the Company or Parent cease to be composed of individuals (i) who were members of the Board of Directors or equivalent governing body on the first day of such period, (ii) whose election or nomination to that Board of Directors or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that Board of Directors or equivalent governing body, (iii) whose election or nomination to that Board of Directors or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that Board of Directors or equivalent governing body or (iv) in the case of the Company, whose election or nomination to that Board of Directors or equivalent governing body was approved by Parent (excluding, in the case of both clause (ii) and clause (iii) any individual whose initial nomination for, or assumption of office as, a member of that Board of Directors or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any “person” or “group” other than a solicitation for the election of one or more directors by or on behalf of the Board of Directors);

(5) the Company or Parent consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company or Parent, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company, or Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 35% or more of the voting power of the Voting Stock of the surviving or transferee Person; or

(6) Parent ceases to own 100% of the Equity Interests of the Company (unless Parent and the Company are merged).

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person, its Restricted Subsidiaries and its Designated Entities for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person, its Restricted Subsidiaries and its Designated Entities for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person, its Restricted Subsidiaries and its Designated Entities for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, such other non-cash expenses to include, without limitation, impairment charges associated with goodwill, wireless licenses, other indefinite-lived assets and long-lived assets, and stock-based compensation awards; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Parent or a Designated Entity will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Parent (A) in the same proportion that the Net Income of such Restricted Subsidiary or such Designated Entity was added to compute such Consolidated Net Income of the Parent and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Parent by such Restricted Subsidiary or such Designated Entity without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders, or such Designated Entity or holders of its Capital Stock, as applicable (other than restrictions on dividends or distributions in respect of Existing Designated Entities that are contained in agreements or instruments existing on the Issue Date and any amendment, restatement, modification, renewal, refunding, replacement or refinancing thereof, provided that such corresponding restrictions on dividends or distributions, as the case may be, included therein are no more restrictive than the applicable restrictions on dividends or distributions in the agreement or instrument being amended, restated, modified, renewed, refunded, replaced or refinanced).

“Consolidated Leverage Ratio” means on any Transaction Date, the ratio of:

(1) the aggregate amount of Indebtedness of the Parent, its Restricted Subsidiaries and its Designated Entities on a consolidated basis outstanding on such Transaction Date, to

(2) the aggregate amount of Consolidated Cash Flow of the Parent, its Restricted Subsidiaries and its Designated Entities for the Four Quarter Period.

In determining the Consolidated Leverage Ratio:

(1) pro forma effect shall be given to any Indebtedness that is to be incurred or repaid on the Transaction Date;

(2) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during the Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(3) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary of the Parent or a Designated Entity or has been merged with or into the Parent, any Restricted Subsidiary or any Designated Entity during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary or a Designated Entity, as the case may be, as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period.

To the extent that pro forma effect is given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division, operating unit or line of business of the Person, that is acquired or disposed of for which financial information is available, and Consolidated Cash Flow will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person, its Subsidiaries and its Designated Entities for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or a Designated Entity or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary or any Designated Entity will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary or that Designated Entity, as applicable, of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders, or such Designated Entity or holders of its Capital Stock, as applicable (other than restrictions on dividends or distributions in respect of Existing Designated Entities that are contained in agreements or instruments existing on the Issue Date and any amendment, restatement, modification, renewal, refunding, replacement or refinancing thereof, provided that such corresponding restrictions on dividends or distributions, as the case may be, included therein are no more restrictive than the applicable restrictions on dividends or distributions in the agreement or instrument being amended, restated, modified, renewed, refunded, replaced or refinanced);

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded; and

(5) notwithstanding clause (1) above, the Net Income or loss of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of June 16, 2006, by and among the Company, Parent, Bank of America, N.A., as Administrative Agent, and the other lenders named therein, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing is with the same financial institutions or otherwise.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement and the Bridge Agreement), commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Entity” means a Person that is designated as a “Designated Entity” by the Board of Directors of the Parent pursuant to a Board Resolution; provided that (i) at the time of the making of the initial investment by the Parent or any of its Restricted Subsidiaries in such Person, such Person (A) holds or is intended to hold, whether directly or indirectly through one or more subsidiaries, one or more FCC Licenses as, or is eligible to participate in an FCC auction or auctions for FCC Licenses and/or purchase of FCC Licenses or spectrum in an after-market therefor, from time to time as, a “Designated Entity,” “Entrepreneur,” “Small Business,” or “Very Small Business,” as those terms are defined under FCC rules and regulations as in effect at the time of such initial investment in such Person or (B) is a wholly owned Subsidiary of a Person meeting the requirements of subclause (A) above; (ii) the Parent and its Restricted Subsidiaries own a majority (but less than 100%) of the equity interests of such Person (or in the case of a Person referred to in subclause (i) (B), the Person referred to in subclause (i) (A) of which such Person is a wholly owned Subsidiary); (iii) the accounts of such Person are consolidated with those of the Parent and its Subsidiaries in accordance with GAAP; and (iv) such Person’s primary business is a Permitted Business.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Parent to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Parent may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the notes mature.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of Parent (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of Parent) to any Person other than any Subsidiary thereof.

“Existing Designated Entity” means each of Alaska Native Broadband 1, LLC, LCW Wireless, LLC and Denali Spectrum, LLC and each of their respective Subsidiaries.

On March 5, 2007, the Company acquired the remaining 25% of the membership interests in Alaska Native Broadband 1, LLC that it did not already own. As a result of this acquisition, Alaska Native Broadband 1, LLC and its wholly owned subsidiary, Alaska Native Broadband 1 License, LLC, became direct and indirect wholly owned subsidiaries, respectively, of the Company and Restricted Subsidiaries under the Indenture. On December 31, 2007, Alaska Native Broadband 1, LLC and Alaska Native Broadband 1 License, LLC were merged with and into Cricket, with Cricket as the surviving entity.

“Existing Indebtedness” means the aggregate amount of Indebtedness of the Parent and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement, the Bridge Agreement or under the notes and the related Note Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of (1) the notes and (2) any borrowings made under the Credit Agreement or the Bridge Agreement on the Issue Date, until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by an Officer of the Parent or by the Board of Directors of the Parent, evidenced by an Officers’ Certificate or Board Resolution, as applicable.

“FCC” means the Federal Communications Commission.

“FCC Licenses” means broadband personal communications service licenses or other licenses for the provision of wireless telecommunications services or operation of wireless telecommunications systems issued by the FCC from time to time.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person, its Restricted Subsidiaries and its Designated Entities for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person, its Restricted Subsidiaries and its Designated Entities that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person, any of its Restricted Subsidiaries or any of its Designated Entities or secured by a Lien on assets of such Person, any of its Restricted Subsidiaries or any of its Designated Entities whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or Disqualified Stock or Preferred Stock of any of its Restricted Subsidiaries or any of its Designated Entities other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Parent or to the Parent or a Restricted Subsidiary of the Parent, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person (if such Person is part of a consolidated group, then such tax rate shall be computed on a standalone basis for such Person), expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Forward Sale Agreements” means collectively (a) that certain Confirmation of Forward Sale Transaction, dated as of August 15, 2006, between Parent and Goldman Sachs Financial Markets, L.P. and (b) that certain Confirmation of Forward Sale Transaction, dated as of August 15, 2006, between Parent and Citibank, N.A.

“Four Quarter Period” means, with respect to any specified Transaction Date, the four fiscal quarters immediately prior to the Transaction Date for which internal financial statements of the Parent are available.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) the Initial Guarantors; and

(2) any other Subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

On March 5, 2007, Alaska Native Broadband 1, LLC and Alaska Native Broadband 1 License, LLC became Subsidiaries of the Company and executed a Note Guarantee in accordance with the terms of the Indenture. On December 31, 2007, Alaska Native Broadband 1, LLC and Alaska Native Broadband 1 License, LLC were merged with and into Cricket, with Cricket as the surviving entity.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“Holder” means a Person in whose name a note is registered.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Parent or a Designated Entity will be deemed to be Incurred by such Restricted Subsidiary or such Designated Entity at the time it becomes a Restricted Subsidiary of the Parent or a Designated Entity and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Parent, its Restricted Subsidiaries or its Designated Entities as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations and Attributable Debt;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations;

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(8) in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Initial Guarantors” means Parent and all of the Restricted Subsidiaries of the Parent existing on the Issue Date, other than inactive Subsidiaries.

“Initial Purchasers” means (a) for the existing notes, Citigroup Global Markets Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated and (b) for the old notes, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Deutsche Bank Securities Inc.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Parent or any Restricted Subsidiary of the Parent sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Parent such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Parent, the Parent will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Parent or any Restricted Subsidiary of the Parent of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Parent or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date of original issuance of the notes under the Indenture. The original notes were issued on October 23, 2006.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person, any of its Restricted Subsidiaries or any of its Designated Entities or the extinguishment of any Indebtedness of such Person, any of its Restricted Subsidiaries or any of its Designated Entities; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Parent or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) in the case of any Asset Sale by a Restricted Subsidiary of the Parent, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Parent or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Parent or any Restricted Subsidiary thereof and (6) appropriate amounts to be provided by the Parent or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.

“Note Guarantee” means a Guarantee of the notes pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Company or the Parent, as the case may be, by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company or the Parent as the case may be, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Parent or the Company) that meets the requirements of the Indenture.

“Permitted Business” means any business conducted or proposed to be conducted (as described in the prospectus) by the Parent and its Restricted Subsidiaries on the Issue Date, (including, without limitation, the delivery or distribution of wireless telecommunications services (including voice, data or video services) and the acquisition, holding or exploitation of any license relating to the delivery of such wireless telecommunications services) and other businesses related, ancillary or complementary thereto.

“Permitted Investments” means:

(1) any Investment in the Parent or a Restricted Subsidiary of the Parent;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Parent or any Restricted Subsidiary of the Parent in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Parent; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary of the Parent;

provided that such Person’s primary business is a Permitted Business;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Parent or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(8) commission, payroll, travel and similar advances to officers and employees of the Parent or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(9) loans and advances to employees, officers or directors of the Parent or any of its Restricted Subsidiaries made in the ordinary course of business, provided that such loans and advances do not exceed $5 million at any one time outstanding;

(10) Investments in any Existing Designated Entity pursuant to agreements in existence on the Issue Date or to the extent permitted under the Credit Agreement in effect on the Issue Date;

(11) Investments existing on the Issue Date; and

(12) other Investments in any Person primarily engaged in a Permitted Business (provided that any such Person is not an Affiliate of the Parent or is an Affiliate of the Parent solely because the Parent, directly or indirectly, owns Equity Interests in, or controls, such Person) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) since the Issue Date, not to exceed 10% of total assets of the Parent (determined as of the end of the most recent fiscal quarter of the Parent for which internal financial statements of the Parent are available).

“Permitted Liens” means:

(1) Liens on the assets of the Parent and any of its Restricted Subsidiaries securing Indebtedness in an aggregate amount not to exceed the greater of (x) $1,500 million and (y) an amount equal to the Secured Debt Cap on the date on which such Lien is to be incurred;

(2) Liens in favor of the Parent or any Subsidiary Guarantor;

(3) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Parent or any Restricted Subsidiary of the Parent; provided that such Liens were in existence prior to the contemplation of such merger or consolidation or other event resulting in such Person becoming a Restricted Subsidiary and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary or is merged into or consolidated with the Parent or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Parent or any Restricted Subsidiary of the Parent, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Parent or the Restricted Subsidiary;

(5) Liens securing the notes and the Note Guarantees;

(6) Liens existing on the Issue Date (other than any Liens securing Indebtedness Incurred under the Credit Agreement) and any renewals or extension thereof, provided that property or assets covered thereby is not expanded in connection with such renewal or extension;

(7) Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(8) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the Incurrence of such Indebtedness was not prohibited by the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(9) Liens securing obligations that do not exceed $25 million at any one time outstanding;

(10) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under the caption “Certain Covenants — Incurrence of Indebtedness”; provided that any such Lien (a) covers only the assets acquired, constructed or improved with such Indebtedness and (b) is created within 180 days of such acquisition, construction or improvement;

(11) Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations;

(12) Liens, deposits (including deposits with the FCC) or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(13) survey exceptions, encumbrances, easements or reservations of, or rights of other for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do no materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Parent or any of its Restricted Subsidiaries;

(14) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(15) Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(16) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Parent or any Subsidiary thereof on deposit with or in possession of such bank;

(17) any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense (other than any property that is the subject of a Sale and Leaseback Transaction);

(18) Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(19) Liens arising from precautionary UCC financing statements regarding operating leases or consignments;

(20) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(21) Liens on cash collateral not in excess of $15 million in the aggregate at any time securing letters of credit; and

(22) carriers’, warehousemen’s, mechanics’, landlords’ materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted; provided, however, that any reserve or other appropriate provision as will be required to conform with GAAP will have been made for that reserve or provision.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Parent or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the notes and is subordinated in right of payment to the notes or the Note Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the notes or such Note Guarantees; and

(5) such Indebtedness is Incurred by either (a) the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) the Parent or the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Reference Period” means, with respect to any specified Transaction Date, the period beginning on the first day of the Four Quarter Period and ending on such Transaction Date.

“Registration Rights Agreement” means (1) with respect to the notes issued on the Issue Date, the Registration Rights Agreement, to be dated the Issue Date, among the Company, the Initial Guarantors and the Initial Purchasers and (2) with respect to any additional notes, any registration rights agreement the Company, the Guarantors and the other parties thereto relating to the registration by the Company and the Guarantors of such additional notes under the Securities Act. The old notes constitute additional notes under the Indenture.

“Replacement Assets” means (1) capital expenditures or other non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or Voting Stock of any Person engaged in a Permitted Business that, when taken together with all other Voting Stock of such Person owned by the Company and its Restricted Subsidiaries, constitutes a majority of the Voting Stock of such Person and such Person will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, and its successors.

“Sale and Leaseback Transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person, whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

“Secured Debt Cap” means, on any Transaction Date, an amount equal to the aggregate amount of the Consolidated Cash Flow of the Parent, its Restricted Subsidiaries and its Designated Entities for the Four Quarter Period times 4.0 for any Transaction Date on or prior to June 30, 2008 and 3.5 thereafter. For purposes of making the computation referred to above, (1) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during the Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period and (2) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or a Designated Entity or has been merged with or into the Parent, any Restricted Subsidiary or any Designated Entity during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary or a Designated Entity, as the case may be, as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period. To the extent that pro forma effect is given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division, operating unit or line of business of the Person, that is acquired or disposed of for which financial information is available, and Consolidated Cash Flow will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof);

provided, however, that for avoidance of doubt, a Designated Entity shall not be deemed to be a Subsidiary of the Parent, the Company or any of its Restricted Subsidiaries so long as the Parent and its Restricted Subsidiaries do not own Voting Stock having the power (without regard to the occurrence of any contingency) to elect more than 50% of the directors, managers or trustees of such Designated Entity or become the sole general partner or the managing general partner of such Designated Entity.

“Subsidiary Guarantor” means any Restricted Subsidiary of the Parent that guarantees the Company’s Obligations under the notes in accordance with the terms of the Indenture, and its successors and assigns, until released from its obligations under such Guarantee and the Indenture in accordance with the terms of the Indenture.

“Transaction Date” means, with respect to the incurrence of any Indebtedness by the Parent or any of its Restricted Subsidiaries, the date such Indebtedness is to be incurred, with respect to any Restricted Payment, the date such Restricted Payment is to be made, and with respect to the incurrence of any Lien by the Parent or any of its Restricted Subsidiaries, the date such Lien is to be incurred.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the notes to November 1, 2010; provided, however, that if the then remaining term of the notes to November 1, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the notes to November 1, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Parent (other than the Company) that is designated by the Board of Directors of the Parent as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

DESCRIPTION OF OLD NOTES

The terms of the old notes are identical in all material respects to those of the new notes, except that (1) the old notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain rights under the registration rights agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances); and (2) after payment of the unpaid additional interest that has accrued on the old notes, the new notes will not provide for any additional interest as a result of our failure to fulfill certain registration obligations. The old notes provide that, in the event that the registration statement in which this prospectus is included was not filed with the SEC on or before November 2, 2007 or is not declared effective by the SEC on or before March 2, 2008, or the exchange offer is not consummated within 30 business days after the effectiveness of such registration statement, or, in certain limited circumstances, in the event that a shelf registration statement with respect to the resale of the old notes is not filed within 30 days from the date on which the obligation to file such shelf registration statement arises or is not declared effective within 75 days after such filing (or by March 2, 2008, if later), then we will pay additional interest to each holder of old notes, with respect to the first 90-day period immediately following the occurrence of such event in an amount equal to one-half of one percent (0.50%) per annum (in addition to the interest rate on the old notes) on the principal amount of old notes held by such holder. In addition, the amount of the additional interest will increase by an additional one-half of one percent (0.50%) per annum on the principal amount of old notes with respect to each subsequent 90-day period until such failure has been cured, up to a maximum amount of additional interest of 1.5% per annum. After payment of the unpaid additional interest that has accrued on the old notes, the new notes will not be entitled to any such additional interest. Accordingly, holders of old notes should review the information set forth under “Risk Factors” and “Description of New Notes.”

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences of the exchange of old notes for the new notes pursuant to this exchange offer. This summary does not discuss all of the aspects of U.S. federal income taxation which may be relevant to investors in light of their particular circumstances. In addition, this summary does not discuss any state or local income or foreign income or other tax consequences. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax consequences of the exchange of the old notes for the new notes or the ownership or disposition of the new notes. The statements set forth below are not binding on the Internal Revenue Service or on any court. Thus, we can provide no assurance that the statements set forth below will not be challenged by the Internal Revenue Service, or that they would be sustained by a court if they were so challenged.

This summary only applies to you if you exchange your old notes for new notes in the exchange offer. This summary also does not discuss the effect of any applicable state and local or non-U.S. tax laws or any tax laws other than U.S. federal income tax law. This summary deals only with the new notes held as capital assets within the meaning of the Code, and it does not discuss every aspect of U.S. federal income taxation that may be relevant to you in light of your personal circumstances or address holders of the new notes that may be subject to special rules. Holders that may be subject to special rules include:

•	some U.S. expatriates;

•	banks, thrifts or other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	insurance companies;

•	tax-exempt entities;

•	S Corporations;

•	broker-dealers or dealers in securities or currencies;

•	traders in securities;

•	holders whose functional currency is not the U.S. dollar;

•	persons that hold the notes as part of a straddle, hedge, conversion or other risk reduction or constructive sale transaction; and

•	persons subject to the alternative minimum tax provisions of the Code.

If a partnership or other entity taxable as a partnership holds the new notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership owning and disposing of the notes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY IN CONNECTION WITH THE EXCHANGE OF OLD NOTES FOR NEW NOTES.

The Exchange

The exchange of the old notes for the new notes in the exchange offer will not be treated as an “exchange” for federal income tax purposes, because the new notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for new notes will not be a taxable event to holders for federal income tax purposes. Moreover, the new notes will have the same tax attributes as the old notes and the same tax consequences to holders as the old notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such notes were acquired as a result of market-making activities or other trading activities. We have agreed that, beginning on the date of consummate of the exchange offer and ending on the close of business one year after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the new notes may be required to deliver a prospectus during the time periods prescribed by applicable securities laws.

We will not receive any proceeds from the issuance of new notes in the exchange offer or from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the consummation of the exchange offer, we will promptly send a reasonable number of additional copies of the prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such document in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the new notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and guarantees offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS

The consolidated financial statements of Leap as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2007 included in this prospectus have been so included in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEAP WIRELESS INTERNATIONAL, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders’ equity (deficit) present fairly, in all material respects, the financial position of Leap Wireless International, Inc. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the existence, completeness and accuracy of revenues, cost of revenues and deferred revenues existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007. As discussed in Note 2 and Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006. As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for site rental costs incurred during the construction period in 2006.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Diego, California
February 28, 2008

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2007	2006

Assets
Cash and cash equivalents	$433,337	$372,812
Short-term investments	179,233	66,400
Restricted cash, cash equivalents and short-term investments	15,550	13,581
Inventories	65,208	90,185
Other current assets	38,099	52,981

Total current assets	731,427	595,959
Property and equipment, net	1,316,657	1,078,521
Wireless licenses	1,866,353	1,563,958
Assets held for sale	—	8,070
Goodwill	425,782	425,782
Other intangible assets, net	46,102	79,828
Deposits for wireless licenses	—	274,084
Other assets	46,677	58,745

Total assets	$4,432,998	$4,084,947

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$225,735	$317,093
Current maturities of long-term debt	10,500	9,000
Other current liabilities	114,808	84,675

Total current liabilities	351,043	410,768
Long-term debt	2,033,902	1,676,500
Deferred tax liabilities	182,835	148,335
Other long-term liabilities	90,172	47,608

Total liabilities	2,657,952	2,283,211

Minority interests	50,724	29,943

Commitments and contingencies (Note 13)
Stockholders’ equity:
Preferred stock — authorized 10,000,000 shares, $.0001 par value; no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares, $.0001 par value; 68,674,435 and 67,892,512 shares issued and outstanding at December 31, 2007 and 2006, respectively	7	7
Additional paid-in capital	1,808,689	1,769,772
Retained earnings (accumulated deficit)	(75,699)	228
Accumulated other comprehensive income (loss)	(8,675)	1,786

Total stockholders’ equity	1,724,322	1,771,793

Total liabilities and stockholders’ equity	$4,432,998	$4,084,947

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2007	2006	2005

Revenues:
Service revenues	$1,395,667	$956,365	$768,916
Equipment revenues	235,136	210,822	188,855

Total revenues	1,630,803	1,167,187	957,771

Operating expenses:
Cost of service (exclusive of items shown separately below)	(384,128)	(264,162)	(203,548)
Cost of equipment	(405,997)	(310,834)	(230,520)
Selling and marketing	(206,213)	(159,257)	(100,042)
General and administrative	(271,536)	(196,604)	(159,741)
Depreciation and amortization	(302,201)	(226,747)	(195,462)
Impairment of assets	(1,368)	(7,912)	(12,043)

Total operating expenses	(1,571,443)	(1,165,516)	(901,356)
Gain on sale or disposal of assets	902	22,054	14,587

Operating income	60,262	23,725	71,002
Minority interests in consolidated subsidiaries	1,817	1,493	(31)
Equity in net loss of investee	(2,309)	—	—
Interest income	28,939	23,063	9,957
Interest expense	(121,231)	(61,334)	(30,051)
Other income (expense), net	(6,039)	(2,650)	1,423

Income (loss) before income taxes and cumulative effect of change in accounting principle	(38,561)	(15,703)	52,300
Income tax expense	(37,366)	(9,277)	(21,615)

Income (loss) before cumulative effect of change in accounting principle	(75,927)	(24,980)	30,685
Cumulative effect of change in accounting principle	—	623	—

Net income (loss)	$(75,927)	$(24,357)	$30,685

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(1.13)	$(0.41)	$0.51
Cumulative effect of change in accounting principle	—	0.01	—

Basic earnings (loss) per share	$(1.13)	$(0.40)	$0.51

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(1.13)	$(0.41)	$0.50
Cumulative effect of change in accounting principle	—	0.01	—

Diluted earnings (loss) per share	$(1.13)	$(0.40)	$0.50

Shares used in per share calculations:
Basic	67,100	61,645	60,135

Diluted	67,100	61,645	61,003

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2007	2006	2005

Operating activities:
Net income (loss)	$(75,927)	$(24,357)	$30,685
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation expense	29,339	19,725	12,479
Depreciation and amortization	302,201	226,747	195,462
Accretion of asset retirement obligations	1,666	1,617	1,323
Non-cash interest items, net	(4,425)	(266)	(620)
Loss on extinguishment of debt	669	6,897	1,219
Deferred income tax expense	36,084	8,831	21,552
Impairment of assets	1,368	7,912	12,043
Impairment of short-term investments	5,440	—	—
Gain on sale or disposal of assets	(902)	(22,054)	(14,587)
Gain on extinguishment of asset retirement obligations	(6,089)	—	—
Minority interest activity	(1,817)	(1,493)	31
Equity in net loss of investee	2,309	—	—
Cumulative effect of change in accounting principle	—	(623)	—
Changes in assets and liabilities:
Inventories	24,977	(52,898)	(11,504)
Other assets	31,164	(26,912)	5,408
Accounts payable and accrued liabilities	(53,310)	95,502	57,514
Other liabilities	23,434	51,243	(2,725)

Net cash provided by operating activities	316,181	289,871	308,280

Investing activities:
Purchases of property and equipment	(504,770)	(591,295)	(208,808)
Change in prepayments for purchases of property and equipment	12,831	(3,846)	(9,828)
Purchases of and deposits for wireless licenses and spectrum clearing costs	(5,292)	(1,018,832)	(243,960)
Proceeds from sale of wireless licenses and operating assets	9,500	40,372	108,800
Purchases of investments	(642,513)	(150,488)	(307,021)
Sales and maturities of investments	530,956	177,932	329,043
Purchase of minority interest	(4,706)	—	—
Purchase of membership units	(18,955)	—	—
Changes in restricted cash, cash equivalents and short-term investments, net	221	(4,467)	(338)

Net cash used in investing activities	(622,728)	(1,550,624)	(332,112)

Financing activities:
Principal payments on capital lease obligation	(5,213)	—	—
Proceeds from long-term debt	370,480	2,260,000	600,000
Repayment of long-term debt	(9,000)	(1,168,944)	(418,285)
Payment of debt issuance costs	(7,765)	(22,864)	(6,951)
Minority interest contributions	8,880	12,402	1,000
Proceeds from issuance of common stock, net	9,690	1,119	—
Proceeds from physical settlement of forward equity sale	—	260,036	—
Payment of fees related to forward equity sale	—	(1,257)	—

Net cash provided by financing activities	367,072	1,340,492	175,764

Net increase in cash and cash equivalents	60,525	79,739	151,932
Cash and cash equivalents at beginning of period	372,812	293,073	141,141

Cash and cash equivalents at end of period	$433,337	$372,812	$293,073

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

					Retained	Other
			Additional	Unearned	Earnings	Comprehensive
	Common Stock		Paid-In	Share-Based	(Accumulated	Income
	Shares	Amount	Capital	Compensation	Deficit)	(Loss)	Total

Successor Company balance at December 31, 2004	60,000,000	$6	$1,478,392	$—	$(6,100)	$49	$1,472,347
Components of comprehensive income:
Net income	—	—	—	—	30,685	—	30,685
Net unrealized holding losses on investments	—	—	—	—	—	(57)	(57)
Unrealized gains on derivative instruments	—	—	—	—	—	2,146	2,146

Comprehensive income							32,774

Issuance of common stock under share-based compensation plans, net of repurchases	1,202,806	—	7,105	—	—	—	7,105
Unearned share-based compensation	—	—	26,317	(26,317)	—	—	—
Amortization of share-based compensation	—	—	—	5,375	—	—	5,375

Balance at December 31, 2005	61,202,806	6	1,511,814	(20,942)	24,585	2,138	1,517,601
Components of comprehensive loss:
Net loss	—	—	—	—	(24,357)	—	(24,357)
Net unrealized holding gains on investments	—	—	—	—	—	4	4
Unrealized losses on derivative instruments	—	—	—	—	—	(356)	(356)

Comprehensive loss							(24,709)

Cumulative effect of change in accounting principle	—	—	(623)	—	—	—	(623)
Reclassification of unearned share-based compensation related to the adoption of SFAS 123(R)	—	—	(20,942)	20,942	—	—	—
Issuance of common stock under forward sale agreements	6,440,000	1	258,679	—	—	—	258,680
Share-based compensation expense	—	—	19,725	—	—	—	19,725
Issuance of common stock under share-based compensation plans, net of repurchases	249,706	—	1,119	—	—	—	1,119

Balance at December 31, 2006	67,892,512	7	1,769,772	—	228	1,786	1,771,793
Components of comprehensive loss:
Net loss	—	—	—	—	(75,927)	—	(75,927)
Net unrealized holding losses on investments	—	—	—	—	—	(70)	(70)
Unrealized losses on derivative instruments	—	—	—	—	—	(10,391)	(10,391)

Comprehensive loss							(86,388)

Share-based compensation expense	—	—	29,227	—	—	—	29,227
Issuance of common stock under share-based compensation plans, net of repurchases	781,923	—	9,690	—	—	—	9,690

Balance at December 31, 2007	68,674,435	$7	$1,808,689	$—	$(75,699)	$(8,675)	$1,724,322

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company

Leap Wireless International, Inc. (“Leap”), a Delaware corporation, together with its subsidiaries, is a wireless communications carrier that offers digital wireless service in the United States of America under the “Cricket®” brand. Cricket service offers customers unlimited wireless service for a flat monthly rate without requiring a fixed-term contract or credit check. Leap conducts operations through its subsidiaries and has no independent operations or sources of operating revenue other than through dividends, if any, from its subsidiaries. Cricket service is offered by Cricket Communications, Inc. (“Cricket”), a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Wireless Operations, LLC (“LCW Operations”), a wholly owned subsidiary of LCW Wireless, LLC (“LCW Wireless”) and a designated entity under Federal Communications Commission (“FCC”) regulations. Cricket owns an indirect 73.3% non-controlling interest in LCW Operations through a 73.3% non-controlling interest in LCW Wireless. Cricket also owns an 82.5% non-controlling interest in Denali Spectrum, LLC (“Denali”), which purchased a wireless license in the FCC’s auction for Advanced Wireless Service licenses (“Auction #66”), covering the upper mid-west portion of the United States, as a designated entity through its wholly owned subsidiary, Denali Spectrum License, LLC (“Denali License”). Leap, Cricket, and their subsidiaries, including LCW Wireless and Denali, are collectively referred to herein as “the Company.”

The Company operates in a single operating segment as a wireless communications carrier that offers digital wireless service in the United States of America.

Note 2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Leap and its wholly owned subsidiaries as well as the accounts of LCW Wireless and Denali and their wholly owned subsidiaries. The Company consolidates its interests in LCW Wireless and Denali in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and the Company will absorb a majority of their expected losses. Prior to March 2007, the Company consolidated its interests in Alaska Native Broadband 1, LLC (“ANB 1”) and its wholly owned subsidiary Alaska Native Broadband 1 License, LLC (“ANB 1 License”) in accordance with FIN 46(R). The Company acquired the remaining interests in ANB 1 in March 2007 and merged ANB 1 and ANB 1 License into Cricket in December 2007. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from management’s estimates.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Revenues

Cricket’s business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. New and reactivating customers are required to pay for their service in advance, and generally, customers who activated their service prior to May 2006 pay in arrears. The Company does not require any of its customers to sign fixed-term service commitments or submit to a credit check. These terms generally appeal to less affluent customers who are considered more likely to terminate service for inability to pay than wireless customers in general. Consequently, the Company has concluded that collectibility of its revenues is not reasonably assured until payment has been received. Accordingly, service revenues are recognized only after services have been rendered and payment has been received.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

When the Company activates a new customer, it frequently sells that customer a handset and the first month of service in a bundled transaction. Under the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”) the sale of a handset along with a month of wireless service constitutes a multiple element arrangement. Under EITF 00-21, once a company has determined the fair value of the elements in the sales transaction, the total consideration received from the customer must be allocated among those elements on a relative fair value basis. Applying EITF 00-21 to these transactions results in the Company recognizing the total consideration received, less one month of wireless service revenue (at the customer’s stated rate plan), as equipment revenue.

Equipment revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. In addition to handsets that the Company sells directly to its customers at Cricket-owned stores, the Company also sells handsets to third-party dealers. These dealers then sell the handsets to the ultimate Cricket customer, and that customer also receives the first month of service in a bundled transaction (identical to the sale made at a Cricket-owned store). Sales of handsets to third-party dealers are recognized as equipment revenues only when service is activated by customers, since the level of price reductions ultimately available to such dealers is not reliably estimable until the handsets are sold by such dealers to customers. Thus, handsets sold to third-party dealers are recorded as consigned inventory and deferred equipment revenue until they are sold to, and service is activated by, customers.

Through a third-party provider, the Company’s customers may elect to participate in an extended handset warranty/insurance program. The Company recognizes revenue on replacement handsets sold to its customers under the program when the customer purchases a replacement handset.

Sales incentives offered without charge to customers and volume-based incentives paid to the Company’s third-party dealers are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage; as a result, customer returns of handsets and accessories have historically been negligible.

Amounts billed by the Company in advance of customers’ wireless service periods are not reflected in accounts receivable or deferred revenue as collectibility of such amounts is not reasonably assured. Deferred revenue consists primarily of cash received from customers in advance of their service period and deferred equipment revenue related to handsets and accessories sold to third-party dealers.

Costs and Expenses

The Company’s costs and expenses include:

Cost of Service.  The major components of cost of service are: charges from other communications companies for long distance, roaming and content download services provided to the Company’s customers; charges from other communications companies for their transport and termination of calls originated by the Company’s customers and destined for customers of other networks; and expenses for tower and network facility rent, engineering operations, field technicians and related utility and maintenance charges, and salary and overhead charges associated with these functions.

Cost of Equipment.  Cost of equipment primarily includes the cost of handsets and accessories purchased from third-party vendors and resold to the Company’s customers in connection with its services, as well as the lower of cost or market write-downs associated with excess and damaged handsets and accessories.

Selling and Marketing.  Selling and marketing expenses primarily include advertising expenses, promotional and public relations costs associated with acquiring new customers, store operating costs (such as retail associates’ salaries and rent), and overhead charges associated with selling and marketing functions.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

General and Administrative.  General and administrative expenses primarily include call center and other customer care program costs and salary, overhead and outside consulting costs associated with the Company’s customer care, billing, information technology, finance, human resources, accounting, legal and executive functions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at the time of purchase of three months or less to be cash equivalents. The Company invests its cash with major financial institutions in money market funds, short-term U.S. Treasury securities, obligations of U.S. government agencies and other securities such as prime-rated short-term commercial paper and investment grade corporate fixed-income securities. The Company has not experienced any significant losses on its cash and cash equivalents.

Short-Term Investments

Short-term investments generally consist of highly liquid, fixed-income investments with an original maturity at the time of purchase of greater than three months. Such investments consist of commercial paper, asset-backed commercial paper, auction rate securities, obligations of the U.S. government, and investment grade fixed-income securities guaranteed by U.S. government agencies.

Investments are classified as available-for-sale and stated at fair value. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on investments. Investments are periodically reviewed for impairment. If the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference.

Restricted Cash, Cash Equivalents and Short-Term Investments

Restricted cash, cash equivalents and short-term investments consist primarily of amounts that the Company has set aside to satisfy remaining allowed administrative claims and allowed priority claims against Leap and Cricket following their emergence from bankruptcy and investments in money market accounts or certificates of deposit that have been pledged to secure operating obligations.

Inventories

Inventories consist of handsets and accessories not yet placed into service and units designated for the replacement of damaged customer handsets, and are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are initially recorded at cost. Additions and improvements are capitalized, while expenditures that do not enhance the asset or extend its useful life are charged to operating expenses as incurred. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the depreciable lives for property and equipment (in years):

Depreciable
Life

Network equipment:
Switches	10
Switch power equipment	15
Cell site equipment, and site acquisitions and improvements	7
Towers	15
Antennae	3
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

The Company’s network construction expenditures are recorded as construction-in-progress until the network or assets are placed in service, at which time the assets are transferred to the appropriate property or equipment category. The Company capitalizes salaries and related costs of engineering and technical operations employees as components of construction-in-progress during the construction period to the extent time and expense are contributed to the construction effort. The Company also capitalizes certain telecommunications and other related costs as construction-in-progress during the construction period to the extent they are incremental and directly related to the network under construction. In addition, interest is capitalized on the carrying values of both wireless licenses and equipment during the construction period and is depreciated over an estimated useful life of ten years. During the years ended December 31, 2007 and 2006, the Company capitalized interest of $45.6 million and $16.7 million, respectively, to property and equipment.

Property and equipment to be disposed of by sale is not depreciated and is carried at the lower of carrying value or fair value less costs to sell. As of December 31, 2007 and 2006, there was no property or equipment classified as assets held for sale.

Wireless Licenses

The Company and LCW Wireless operate broadband PCS networks under wireless licenses granted by the FCC that are specific to a particular geographic area on spectrum that has been allocated by the FCC for such services. In addition, through the Company’s and Denali License’s participation in Auction #66 in December 2006, it and Denali License acquired a number of AWS licenses that can be used to provide services comparable to the PCS services the Company currently provides, in addition to other advanced wireless services. Wireless licenses are initially recorded at cost and are not amortized. Although FCC licenses are issued with a stated term, ten years in the case of PCS licenses and fifteen years in the case of AWS licenses, wireless licenses are considered to be indefinite-lived intangible assets because the Company and LCW Wireless expect to continue to provide wireless service using the relevant licenses for the foreseeable future, PCS and AWS licenses are routinely renewed for a nominal fee, and management has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of the Company’s or its consolidated joint ventures’ PCS and AWS licenses. On a quarterly basis, the Company evaluates the remaining useful life of its indefinite lived wireless licenses to determine whether events and circumstances, such as any legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life. If a wireless license is subsequently determined to have a finite useful life, the Company tests the wireless license for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”). The wireless license would then be amortized prospectively over its estimated remaining useful life. In addition to its quarterly evaluation of the indefinite useful lives of its wireless licenses, the Company also tests its wireless licenses for impairment in accordance with SFAS 142 on an annual basis. As of December 31, 2007 and 2006, the carrying value of the Company’s and its consolidated joint ventures’ wireless licenses was $1.9 billion and $1.6 billion,

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respectively. Wireless licenses to be disposed of by sale are carried at the lower of carrying value or fair value less costs to sell. As of December 31, 2007 there were no wireless licenses classified as assets held for sale. As of December 31, 2006, wireless licenses with a carrying value of $8.1 million were classified as assets held for sale.

The spectrum that the Company and Denali License purchased in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. The Company’s and Denali License’s spectrum clearing costs are capitalized to wireless licenses as incurred. During the year ended December 31, 2007, the Company and Denali License incurred approximately $3.0 million in spectrum clearing costs. No such costs were incurred during 2006.

Goodwill and Other Intangible Assets

Goodwill represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting as of July 31, 2004. Other intangible assets were recorded upon adoption of fresh-start reporting and consist of customer relationships and trademarks which are being amortized on a straight-line basis over their estimated useful lives of four and 14 years, respectively. At December 31, 2007 and 2006, there were no other intangible assets classified as assets held for sale.

Impairment of Long-Lived Assets

The Company assesses potential impairments to its long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

The Company assesses potential impairments to its indefinite-lived intangible assets, including wireless licenses and goodwill, on an annual basis or when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. The annual impairment test is conducted during the third quarter of each year.

The Company’s wireless licenses in its operating markets are combined into a single unit of accounting for purposes of testing impairment because management believes that utilizing these wireless licenses as a group represents the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. The Company’s non-operating licenses are tested for impairment on an individual basis. An impairment loss is recognized when the fair value of a wireless license is less than its carrying value and is measured as the amount by which the license’s carrying value exceeds its fair value. Estimates of the fair value of the Company’s wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions and qualitative demographic and economic information concerning the areas that comprise its markets. Any required impairment losses are recorded as a reduction in the carrying value of the wireless license and charged to results of operations. As a result of the annual impairment test of wireless licenses, the Company recorded impairment charges of $1.0 million and $4.7 million during the years ended December 31, 2007 and 2006, respectively, to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values. No impairment charges were recorded for the Company’s licenses in its operating markets as the fair value of these licenses, as a group, exceeded the carrying value.

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The goodwill impairment test involves a two-step process. First, the book value of the Company’s net assets, which are combined into a single reporting unit for purposes of the impairment test of goodwill, is compared to the fair value of the Company’s net assets. If the fair value was determined to be less than book value, a second step would be performed to measure the amount of the impairment, if any. During September 2007, the Company completed the first step of the goodwill impairment test and did not identify any indicia of impairment.

The accounting estimates for the Company’s wireless licenses and goodwill require management to make significant assumptions about fair value. Management’s assumptions regarding fair value require significant judgment about economic factors, industry factors and technology considerations, as well as its views regarding the Company’s business prospects. Changes in these judgments may have a significant effect on the estimated fair values.

Derivative Instruments and Hedging Activities

From time to time, the Company hedges the cash flows of a portion of its long-term debt using interest rate swaps. The Company enters into these derivative contracts to manage its exposure to interest rate changes by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, the Company agrees to exchange the difference between a variable interest rate and either a fixed or another variable interest rate, multiplied by a notional principal amount. The Company does not use derivative instruments for trading or other speculative purposes.

The Company records all derivatives in other assets or other liabilities on its consolidated balance sheet at their fair values. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in fair value of the derivative is recorded in other comprehensive income (loss) and reclassified to interest expense when the hedged debt affects interest expense. The ineffective portion of the change in fair value of the derivative qualifying for hedge accounting and changes in the fair values of derivative instruments not qualifying for hedge accounting are recognized in interest expense in the period of the change.

At inception of the hedge and quarterly thereafter, the Company performs a quantitative and qualitative assessment to determine whether changes in the fair values or cash flows of the derivatives are deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicates that the derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting and recognizes all subsequent derivative gains and losses in results of operations.

Investments in Other Entities

The Company uses the equity method to account for investments in common stock of corporations in which it has a voting interest of between 20% and 50% or in which the Company otherwise has the ability to exercise significant influence, and in limited liability companies that maintain specific ownership accounts in which it has more than a minor but not greater than a 50% ownership interest. Under the equity method, the investment is originally recorded at cost and is adjusted to recognize the Company’s share of net earnings or losses of the investee. During the year ended December 31, 2007, the Company’s share of its equity method investee losses was $2.3 million. No such amounts were recorded during 2006 as the Company did not have any equity method investments during that year.

The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, among other things, the performance of the investee in relation to its business plan, the investee’s revenue and cost trends, liquidity and cash position, market acceptance of the investee’s products or services, any significant news that has been released regarding the investee, and the outlook for the overall industry in which the investee operates. If

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events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a reduction to the carrying value of its investment and a corresponding charge to the consolidated statements of operations.

Concentrations

The Company generally relies on one key vendor for billing services and one key vendor for handset logistics. Loss or disruption of these services could adversely affect the Company’s business.

The Company does not have a national network, and it must pay fees to other carriers who provide the Company with roaming services. Currently, the Company has roaming agreements with several other carriers which allow its customers to roam on such carriers’ networks. If it were unable to cost-effectively provide roaming services to customers, the Company’s competitive position and business prospects could be adversely affected.

Operating Leases

Rent expense is recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured as determined at lease inception. The difference between rent expense and rent paid is recorded as deferred rent and is included in other long-term liabilities in the consolidated balance sheets. Rent expense totaled $127.0 million, $85.8 million and $59.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Asset Retirement Obligations

The Company recognizes an asset retirement obligation and an associated asset retirement cost when it has a legal obligation in connection with the retirement of tangible long-lived assets. These obligations arise from certain of the Company’s leases and relate primarily to the cost of removing its equipment from such lease sites and restoring the sites to their original condition. When the liability is initially recorded, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. The liability is initially recorded at its present value and is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is recorded in cost of service in the consolidated statements of operations. Upon settlement of the obligation, any difference between the cost to retire the asset and the liability recorded is recognized in operating expenses in the consolidated statements of operations.

The following table summarizes the Company’s asset retirement obligations as of and for the years ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31,
	2007	2006

Asset retirement obligations, beginning of year	$20,489	$13,961
Liabilities incurred	1,602	5,174
Liabilities settled(1)	(7,944)	(263)
Accretion expense	1,666	1,617

Asset retirement obligations, end of year	$15,813	$20,489

(1)	During 2007, the Company negotiated amendments to agreements that reduced its liability for the removal of equipment on certain of its cell sites at the end of the lease term, resulting in a reduction to its liability of $7.9 million.

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Debt Issuance Costs

Debt issuance costs are amortized and recognized as interest expense under the effective interest method over the expected term of the related debt. Unamortized debt issuance costs related to extinguished debt are expensed at the time the debt is extinguished and recorded in other income (expense), net in the consolidated statements of operations.

Fair Value of Financial Instruments

The carrying values of certain of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short-term maturities. The fair value of Cricket’s term loans, based on quoted market prices, was $859.9 million as of December 31, 2007. The carrying values of LCW Operations’ term loans approximate their fair values due to the floating rates of interest on such loans. The fair value of the Company’s unsecured senior notes, based on quoted market prices, was $1,034 million as of December 31, 2007.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs totaled $63.9 million, $48.0 million and $25.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Share-Based Compensation

The Company accounts for share-based awards exchanged for employee services in accordance with SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). Under SFAS 123(R), share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of estimated forfeitures, over the employee’s requisite service period. Prior to 2006, the Company recognized compensation expense for employee share-based awards based on their intrinsic value on the grant date pursuant to Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective approach under SFAS 123(R) and, as a result, has not retroactively adjusted results from prior periods. The valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Compensation expense, net of estimated forfeitures, for awards outstanding on the effective date is recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes in prior periods.

Income Taxes

The Company calculates income taxes in each of the jurisdictions in which it operates. This process involves calculating the actual current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss carryforwards, capital loss carryforwards, and income tax credits.

The Company must then periodically assess the likelihood that its deferred tax assets will be recovered from future taxable income, which assessment requires significant judgment. To the extent the Company believes it is more likely than not that its deferred tax assets will not be recovered, it must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2007, the Company weighed the positive and negative factors with respect to this determination and, at this time, except with respect to the realization of a $2.5 million Texas Margins Tax (“TMT”) credit, does not believe there is sufficient positive evidence and sustained operating

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earnings to support a conclusion that it is more likely than not that all or a portion of its deferred tax assets will be realized. The Company will continue to closely monitor the positive and negative factors to determine whether its valuation allowance should be released. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period.

At such time as the Company determines that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”), up to $218.5 million in future decreases in the valuation allowance established in fresh-start reporting will be accounted for as a reduction of goodwill rather than as a reduction of income tax expense if the valuation allowance decrease occurs prior to the effective date of SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). Effective January 1, 2009, SFAS 141(R) provides that any reduction in the valuation allowance established in fresh-start reporting be accounted for as a reduction to income tax expense.

On January 1, 2007, the Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” (“FIN 48”). At the date of adoption and during the year ended December 31, 2007, the Company’s unrecognized income tax benefits and uncertain tax positions were not material. Interest and penalties related to uncertain tax positions are recognized by the Company as a component of income tax expense but were immaterial on the date of adoption and for the year ended December 31, 2007. All of the Company’s tax years from 1998 to 2006 remain open to examination by federal and state taxing authorities.

The Company changed its tax accounting method for amortizing wireless licenses during the year ended December 31, 2007. Under the prior method, the Company began amortizing wireless licenses for tax purposes on the date a license was placed into service. Under the new tax accounting method, the Company generally begins amortizing wireless licenses for tax purposes on the date the wireless license is acquired. The new tax accounting method generally allows the Company to amortize wireless licenses for tax purposes at an earlier date and allows it to accelerate its tax deductions. At the same time, the new method increases the Company’s income tax expense due to the deferred tax effect of accelerating amortization on wireless licenses. The Company has applied the new method as if it had been in effect for all of its prior tax periods, and the resulting increase to income tax expense of $28.9 million was recorded during the year ended December 31, 2007. This tax accounting method change also affects the characterization of certain income tax gains and losses on the sale of non-operating wireless licenses. Under the prior method, gains or losses on the sale of non-operating licenses were characterized as capital gains or losses; however, under the new method, gains or losses on the sale of non-operating licenses for which the Company had commenced tax amortization prior to the sale are characterized as ordinary gains or losses. As a result of this change, $64.7 million of net income tax losses previously reported as capital loss carryforwards have been recharacterized as net operating loss carryforwards. These net operating loss carryforwards can be used to offset future taxable income and reduce the amount of cash required to settle future tax liabilities.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted-average number of common shares outstanding during the period and the weighted-average number of dilutive common share equivalents outstanding during the period, using the treasury stock method. Dilutive common share equivalents are comprised of stock options, restricted stock awards, employee stock purchase rights and warrants.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value for accounting purposes, establishes a framework for measuring fair value in accounting principles

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generally accepted in the United States of America and expands disclosure regarding fair value measurements. In February 2008, the FASB deferred for one year the requirement to adopt SFAS 157 for nonfinancial assets and liabilities that are not remeasured on a recurring basis. However, the Company will be required to adopt SFAS 157 in the first quarter of 2008 with respect to financial assets and liabilities and nonfinancial assets and liabilities that are remeasured at fair value on a recurring basis. The Company does not expect adoption of SFAS 157 to have a material impact to its consolidated financial statements with respect to financial assets and liabilities and nonfinancial assets and liabilities that are remeasured on a recurring basis and is currently evaluating what impact SFAS 157 will have on its consolidated financial statements with respect to nonfinancial assets and liabilities that are not remeasured on a recurring basis.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115” (“SFAS 159”), which permits all entities to choose, at specified election dates, to measure eligible items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company will be required to adopt SFAS 159 in the first quarter of 2008. The Company is currently evaluating what impact, if any, SFAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), which expands the definition of a business and a business combination, requires the fair value of the purchase price of an acquisition including the issuance of equity securities to be determined on the acquisition date, requires that all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date, requires that acquisition costs generally be expensed as incurred, requires that restructuring costs generally be expensed in periods subsequent to the acquisition date, and requires changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. The Company will be required to adopt SFAS 141(R) on January 1, 2009. The Company is currently evaluating what impact, if any, SFAS 141(R) may have on its consolidated financial statements; however, since it has significant deferred tax assets recorded through fresh-start reporting for which full valuation allowances were recorded at the date of its emergence from bankruptcy, this standard could materially affect its results of operations if changes in the valuation allowances occur once it adopts the standard.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”), which changes the accounting and reporting for minority interests such that minority interests will be recharacterized as noncontrolling interests and will be required to be reported as a component of equity, and requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interest sold, as well as any interest retained, to be recorded at fair value with any gain or loss recognized in earnings. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company is currently evaluating what impact SFAS 160 will have on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Financial Instruments

Short-Term Investments

As of December 31, 2007 and 2006, all of the Company’s short-term investments were debt securities with contractual maturities of less than one year and were classified as available-for-sale. Available-for-sale securities were comprised as follows as of December 31, 2007 and 2006 (in thousands):

	As of December 31, 2007
		Unrealized	Unrealized
	Cost	Gain	Loss	Fair Value

Commercial paper	$69,333	$—	$(135)	$69,198
Asset-backed commercial paper	26,962	—	—	26,962
U.S. government or government agency securities	52,972	103	(2)	53,073
Auction rate securities	30,000	—	—	30,000

	$179,267	$103	$(137)	$179,233

	As of December 31, 2006
		Unrealized	Unrealized
	Cost	Gain	Loss	Fair Value

Asset-backed commercial paper	$42,498	$—	$(5)	$42,493
Commercial paper	8,238	—	—	8,238
Certificate of deposit	15,669	—	—	15,669

	$66,405	$—	$(5)	$66,400

As of December 31, 2007, through its non-controlled consolidated subsidiary, Denali, the Company held investments in asset-backed commercial paper, which were purchased as highly rated investment grade securities, with a par value of $32.9 million. These securities, which are collateralized, in part, by residential mortgages, have declined in value. As a result, the Company recognized an other-than-temporary impairment loss related to these investments in asset-backed commercial paper of approximately $5.4 million to other income (expense), net, in its consolidated statements of operations during the year ended December 31, 2007 to bring the carrying value to $27.5 million. The impairment loss was calculated based on market valuations provided by the Company’s investment broker as well as an analysis of the underlying collateral.

As of January 31, 2008, after an additional $11.3 million in asset-backed commercial matured, the Company held investments in asset-backed commercial paper with a par value of $21.6 million. During January 2008, the value of these securities declined by an additional $0.9 million to bring the carrying value to $15.3 million. Additionally, during January, the Company liquidated its remaining investments in auction rate securities. The Company did not realize any losses on the sale or maturity of these auction rate securities. Future volatility and uncertainty in the financial markets could result in additional losses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Supplementary Financial Information

Supplementary Balance Sheet Information (in thousands):

	As of December 31,
	2007	2006

Other current assets:
Accounts receivable, net(1)	$21,158	$38,257
Prepaid expenses	16,076	11,808
Other	865	2,916

	$38,099	$52,981

Property and equipment, net:(2)
Network equipment	$1,421,648	$1,128,127
Computer equipment and other	184,224	100,496
Construction-in-progress	341,742	238,579

	1,947,614	1,467,202
Accumulated depreciation	(630,957)	(388,681)

	$1,316,657	$1,078,521

Other intangible assets, net:
Customer relationships	$124,715	$124,715
Trademarks	37,000	37,000

	161,715	161,715
Accumulated amortization customer relationships(3)	(106,583)	(75,500)
Accumulated amortization trademarks(3)	(9,030)	(6,387)

	$46,102	$79,828

Accounts payable and accrued liabilities:
Trade accounts payable	$109,781	$218,020
Accrued payroll and related benefits	41,048	29,450
Other accrued liabilities	74,906	69,623

	$225,735	$317,093

Other current liabilities:
Deferred service revenue(4)	$45,387	$32,929
Deferred equipment revenue(5)	14,615	16,589
Accrued sales, telecommunications, property and other taxes payable	20,903	15,865
Accrued interest	18,508	13,671
Other	15,395	5,621

	$114,808	$84,675

(1)	Accounts receivable consists primarily of amounts billed to third-party dealers for handsets and accessories.

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(2)	As of December 31, 2007, approximately $49.5 million of gross assets were held by the Company under capital lease arrangements. Accumulated amortization relating to these assets totaled $5.6 million at December 31, 2007.

(3)	Amortization expense for other intangible assets for the years ended December 31, 2007, 2006 and 2005 was $33.7 million, $33.7 million and $34.5 million, respectively. Estimated amortization expense for intangible assets for 2008 is $20.8 million, from 2009 through 2012 is $2.6 million in each year and totals $14.8 million thereafter.

(4)	Deferred service revenue consists primarily of cash received from customers in advance of their service period.

(5)	Deferred equipment revenue relates to handsets and accessories sold to third-party dealers.

Supplementary Cash Flow Information (in thousands):

	December 31,
	2007	2006	2005

Supplementary disclosure of cash flow information:
Cash paid for interest	$161,280	$61,360	$55,653
Cash paid for income taxes	$506	$1,034	$305
Supplementary disclosure of non-cash investing activities:
Contribution of wireless licenses	$25,130	$16,100	$—
Supplementary disclosure of non-cash financing activities:
Assets acquired through capital lease arrangements	$40,799	$—	$—

Note 5.	Basic and Diluted Earnings (Loss) Per Share

A reconciliation of basic weighted-average shares outstanding to diluted weighted-average shares outstanding used in calculating basic and diluted earnings (loss) per share is as follows (in thousands):

	December 31,
	2007	2006	2005

Basic weighted-average shares outstanding	67,100	61,645	60,135
Effect of dilutive common share equivalents:
Non-qualified stock options	—	—	130
Restricted stock awards	—	—	472
Warrants	—	—	266

Diluted weighted-average shares outstanding	67,100	61,645	61,003

The Company incurred losses for the years ended December 31, 2007 and 2006; therefore, 5.4 million and 4.9 million common share equivalents were excluded in computing diluted earnings (loss) per share for those periods, respectively. The number of common share equivalents not included in the computation of diluted earnings per share, because the effect of their inclusion would have been antidilutive, totaled 0.5 million for the year ended December 31, 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Long-Term Debt

Long-term debt at December 31, 2007 and 2006 was comprised of the following (in thousands):

	As of December 31,
	2007	2006

Term loans under senior secured credit facilities	$926,500	$935,500
Unamortized deferred lender fees	(1,898)	—
Senior notes	1,100,000	750,000
Unamortized premium on senior notes	19,800	—

	2,044,402	1,685,500
Current maturities of long-term debt	(10,500)	(9,000)

	$2,033,902	$1,676,500

Senior Secured Credit Facilities

Cricket Communications

The senior secured credit facility under the Company’s Credit Agreement (the “Credit Agreement”) consists of a six year $895.5 million term loan and an undrawn $200 million revolving credit facility. As of December 31, 2007, the outstanding indebtedness was $886.5 million.

Outstanding borrowings under the term loan must be repaid in 22 quarterly payments of $2.25 million each (which commenced on March 31, 2007) followed by four quarterly payments of $211.5 million (which commence on September 30, 2012).

As of December 31, 2007, the interest rate on the term loan was the London Interbank Offered Rate (LIBOR) plus 3.00% or the bank base rate plus 2.00%, as selected by Cricket. This represents an increase of 25 basis points to the interest rate applicable to the term loan borrowings in effect on December 31, 2006. On November 20, 2007, the Company entered into a second amendment (the “Second Amendment”) to the Credit Agreement, in which the lenders waived defaults and potential defaults under the Credit Agreement arising from the Company’s breach and potential breach of representations regarding the presentation of its prior consolidated financial statements and the associated delay in filing its Quarterly Report on Form 10-Q for the three months ended September 30, 2007. In connection with this waiver, the Second Amendment also amended the applicable interest rates to term loan borrowings and the revolving credit facility.

Outstanding borrowings under the revolving credit facility, to the extent that there are any borrowings, are due in June 2011. As of December 31, 2007, the revolving credit facility was undrawn. The commitment of the lenders under the revolving credit facility may be reduced in the event mandatory prepayments are required under the Credit Agreement. As of December 31, 2007, borrowings under the revolving credit facility accrued interest at LIBOR plus 3.00% or the bank base rate plus 2.00%, as selected by Cricket. This represents an increase of 25 basis points to the interest rate applicable to the revolving credit facility in effect on December 31, 2006, which increase was made under the Second Amendment, as described above.

The facilities under the Credit Agreement are guaranteed by Leap and all of its direct and indirect domestic subsidiaries (other than Cricket, which is the primary obligor, and LCW Wireless and Denali and their respective subsidiaries) and are secured by substantially all of the present and future personal property and real property owned by Leap, Cricket and such direct and indirect domestic subsidiaries. Under the Credit Agreement, the Company is subject to certain limitations, including limitations on its ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, the Company will be required to pay down the facilities under certain

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances if it issues debt, sells assets or property, receives certain extraordinary receipts or generates excess cash flow (as defined in the Credit Agreement). The Company is also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding or requested, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. The Company was in compliance with the covenants as of December 31, 2007. The Credit Agreement also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board and the occurrence of a “change of control” under any of the Company’s other credit instruments. In addition to investments in the Denali joint venture, the Credit Agreement allows the Company to invest up to $85 million in LCW Wireless and its subsidiaries and up to $150 million plus an amount equal to an available cash flow basket in other joint ventures, and allows the Company to provide limited guarantees for the benefit of Denali, LCW Wireless and other joint ventures.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) participated in the syndication of the term loan in an amount equal to $222.9 million. Additionally, Highland Capital Management continues to hold a $40 million commitment under the $200 million revolving credit facility.

At December 31, 2007, the effective interest rate on the term loan was 7.9%, including the effect of interest rate swaps. The terms of the Credit Agreement require the Company to enter into interest rate swap agreements in a sufficient amount so that at least 50% of the Company’s outstanding indebtedness for borrowed money bears interest at a fixed rate. The Company is in compliance with this requirement. The Company has entered into interest rate swap agreements with respect to $355 million of its debt. These interest rate swap agreements effectively fix the LIBOR interest rate on $150 million of indebtedness at 8.3% and $105 million of indebtedness at 7.3% through June 2009 and $100 million of indebtedness at 8.0% through September 2010. The fair value of the swap agreements at December 31, 2007 and December 31, 2006 was a liability of $7.2 million and an asset of $3.2 million, respectively, and was recorded in other liabilities and other assets, respectively, in the consolidated balance sheets.

LCW Operations

LCW Operations has a senior secured credit agreement consisting of two term loans for $40 million in the aggregate. The loans bear interest at LIBOR plus the applicable margin ranging from 2.7% to 6.3%. At December 31, 2007, the effective interest rate on the term loans was 9.1%, and the outstanding indebtedness was $40 million. In January 2007, LCW Operations entered into an interest rate cap agreement which effectively caps the three month LIBOR interest rate at 7.0% on $20 million of its outstanding borrowings. The obligations under the loans are guaranteed by LCW Wireless and LCW Wireless License, LLC, a wholly owned subsidiary of LCW Operations (and are non-recourse to Leap, Cricket and their other subsidiaries). Outstanding borrowings under the term loans must be repaid in varying quarterly installments starting in June 2008, with an aggregate final payment of $24.5 million due in June 2011. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt, sell assets or generate excess cash flow. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to earnings before interest, taxes, depreciation and amortization, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things. LCW was in compliance with the covenants as of December 31, 2007.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Notes

In October 2006, Cricket issued $750 million of unsecured senior notes due 2014 in a private placement to institutional buyers. During the second quarter of 2007, the Company offered to exchange the notes for identical notes that had been registered with the Securities and Exchange Commission (“SEC”), and all notes were tendered for exchange.

The notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears, which interest payments commenced in May 2007. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap’s, Cricket’s and the guarantors’ general senior unsecured obligations and rank equally in right of payment with all of Leap’s, Cricket’s and the guarantors’ existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap’s, Cricket’s and the guarantors’ existing and future secured obligations, including those under the Credit Agreement, to the extent of the value of the assets securing such obligations, as well as to future liabilities of Leap’s and Cricket’s subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap’s, Cricket’s and the guarantors’ future subordinated indebtedness.

Prior to November 1, 2009, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to November 1, 2010, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at November 1, 2010 plus (2) all remaining required interest payments due on such notes through November 1, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after November 1, 2010, at a redemption price of 104.688% and 102.344% of the principal amount thereof if redeemed during the twelve months ending October 31, 2011 and 2012, respectively, or at 100% of the principal amount if redeemed during the twelve months ending October 31, 2013 or thereafter, plus accrued and unpaid interest.

If a “change of control” occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap’s board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) purchased an aggregate of $25 million principal amount of unsecured senior notes in the October 2006 private placement. In March 2007, these notes were sold by the Highland entities to a third party.

In June 2007, Cricket issued an additional $350 million of unsecured senior notes due 2014 in a private placement to institutional buyers at an issue price of 106% of the principal amount. These notes are an additional issuance of the 9.375% unsecured senior notes due 2014 discussed above and are treated as a single class with these notes. The terms of these additional notes are identical to the existing notes, except for certain applicable transfer restrictions. The $21 million premium the Company received in connection with the issuance of the notes has been recorded in long-term debt in the consolidated financial statements and is being amortized as a reduction to interest

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense over the term of the notes. At December 31, 2007, the effective interest rate on the $350 million of unsecured senior notes was 8.6%, which included the effect of the premium amortization.

In connection with the private placement of the additional senior notes, the Company entered into a registration rights agreement with the purchasers in which the Company agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. The Company must use reasonable best efforts to file such registration statement within 150 days after the issuance of the notes, have the registration statement declared effective within 270 days after the issuance of the notes and then consummate any exchange offer within 30 business days after the effective date of the registration statement. In the event that the registration statement is not filed or declared effective or the exchange offer is not consummated within these deadlines, the agreement provides that additional interest will accrue on the principal amount of the notes at a rate of 0.50% per annum during the 90-day period immediately following any of these events and will increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.50% per annum. There are no other alternative settlement methods and, other than the 1.50% per annum maximum penalty rate, the agreement contains no limit on the maximum potential amount of penalty interest that could be paid in the event the Company does not meet the registration statement filing requirements. Due to the Company’s restatement of its historical consolidated financial results during the fourth quarter of 2007, the Company was unable to file the registration statement within 150 days after issuance of the notes. Based on the anticipated filing date of the registration statement and the penalty rate applicable to the associated registration default event, the Company accrued additional interest expense of approximately $1.1 million as of December 31, 2007.

Note 7.	Income Taxes

The components of the Company’s income tax provision are summarized as follows (in thousands):

	December 31,
	2007	2006	2005

Current provision:
Federal	$(422)	$422	$—
State	1,704	21	63

	1,282	443	63

Deferred provision:
Federal	39,044	7,389	17,958
State	(2,960)	1,445	3,594

	36,084	8,834	21,552

	$37,366	$9,277	$21,615

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the amounts computed by applying the statutory federal income tax rate to income before income taxes to the amounts recorded in the consolidated statements of operations is summarized as follows (in thousands):

	December 31,
	2007	2006	2005

Amounts computed at statutory federal rate	$(13,496)	$(5,335)	$18,305
Non-deductible expenses	2,910	421	929
State income tax expense (benefit), net of federal income tax impact	(816)	(425)	2,335
Net tax expense related to joint venture	2,645	1,751	—
Other	—	—	46
Change in valuation allowance	46,123	12,865	—

	$37,366	$9,277	$21,615

The components of the Company’s deferred tax assets (liabilities) are summarized as follows (in thousands):

	As of December 31,
	2007	2006

Deferred tax assets:
Net operating loss carryforwards	$276,361	$171,104
Wireless licenses	17,950	41,854
Capital loss carryforwards	4,200	29,592
Reserves and allowances	16,024	12,446
Share-based compensation	14,190	9,006
Deferred charges	20,112	6,419
Investments and deferred tax on unrealized losses	6,105	—
Other	8,560	3,834

Gross deferred tax assets	363,502	274,255
Deferred tax liabilities:
Intangible assets	(17,727)	(31,168)
Property and equipment	(58,967)	(7,689)
Deferred revenues	—	(2,311)
Deferred tax on unrealized gains	—	(1,243)
Other	—	(390)

Net deferred tax assets	286,808	231,454
Valuation allowance	(284,301)	(231,454)
Other deferred tax liabilities:
Wireless licenses	(172,492)	(139,278)
Goodwill	(8,688)	(6,169)
Investment in joint venture	(6,225)	(3,367)

Net deferred tax liabilities	$(184,898)	$(148,814)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets (liabilities) are reflected in the accompanying consolidated balance sheets as follows (in thousands):

	As of December 31,
	2007	2006

Current deferred tax liabilities (included in other current liabilities)	$(2,063)	$(479)
Long-term deferred tax liabilities	(182,835)	(148,335)

	$(184,898)	$(148,814)

As of December 31, 2007 and 2006, except with respect to a $2.5 million TMT recorded during the year ended December 31, 2007, the Company established a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance is based on available evidence, including the Company’s historical operating losses. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period.

At December 31, 2007, the Company estimated it had federal net operating loss carryforwards of approximately $715 million which begin to expire in 2022, and state net operating loss carryforwards of approximately $872 million which begin to expire in 2008. In addition, the Company had federal capital loss carryforwards of approximately $10.7 million which begin to expire in 2010. Included in the Company’s federal and state net operating loss carryforwards are $12.7 million of losses which, when utilized, will increase additional paid-in capital by approximately $4.9 million.

Pursuant to SOP 90-7, the tax benefits of deferred tax assets recorded in fresh-start reporting will be recorded as a reduction of goodwill if the benefit is recognized in the Company’s financial statements prior to January 1, 2009. These tax benefits will not reduce income tax expense for GAAP purposes, although such assets, when recognized as a deduction for tax income tax return purposes, may reduce U.S. federal and certain state taxable income, if any, and may therefore reduce income taxes payable. Effective for years beginning after December 15, 2008, SFAS 141(R) provides that any tax benefit related to deferred tax assets recorded in fresh-start reporting be accounted for as a reduction to income tax expense. During the year ended December 31, 2005, approximately $25.1 million of fresh-start related net deferred tax assets were utilized and, therefore, the Company recorded a corresponding reduction to goodwill. No such net deferred tax assets were utilized during 2006 and 2007. As of December 31, 2007, the balance of fresh-start related net deferred tax assets was $218.5 million, which was subject to a full valuation allowance.

Note 8.	Stockholders’ Equity

Forward Sale Agreements

In August 2006, in connection with a public offering of Leap common stock, Leap entered into forward sale agreements for the sale of an aggregate of 6,440,000 shares of its common stock, including an amount equal to the underwriters’ over-allotment option in the public offering (which was fully exercised). The initial forward sale price was $40.11 per share, which was equivalent to the public offering price less the underwriting discount, and was subject to daily adjustment based on a floating interest factor equal to the federal funds rate, less a spread of 1.0%. The forward sale agreements allowed the Company to elect to physically settle the transactions, or to issue shares of its common stock in satisfaction of its obligations under the forward sale agreements, in all circumstances (unless the Company had previously elected otherwise). As a result, these forward sale agreements were initially measured at fair value and reported in permanent equity. Subsequent changes in fair value were not recognized as the forward sale agreements continued to be classified as permanent equity. In October 2006, Leap issued 6,440,000 shares of its common stock to physically settle its forward sale agreements and received aggregate cash proceeds of

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$260.0 million (before expenses) from such physical settlements. Upon such full settlement, the forward sale agreements were fully performed.

Warrants

On the Effective Date of the plan of reorganization, Leap issued warrants to purchase 600,000 shares of Leap common stock at an exercise price of $16.83 per share, which expire on March 23, 2009. All of these warrants were outstanding as of December 31, 2007.

Note 9.	Share-Based Compensation

The Company allows for the grant of stock options, restricted stock awards and deferred stock units to employees, independent directors and consultants under its 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (the “2004 Plan”). A total of 4,800,000 shares of common stock were initially reserved for issuance under the 2004 Plan and, during May 2007, the Company reserved an additional 3,500,000 shares of common stock for issuance under the 2004 Plan. The additional shares reserved resulted in 8,300,000 aggregate shares of common stock reserved for issuance under the 2004 Plan of which 2,773,568 shares of common stock were available for future awards under the 2004 Plan as of December 31, 2007. Certain of the Company’s stock options and restricted stock awards include both a service condition and a performance condition that relates only to the timing of vesting. These stock options and restricted stock awards generally vest in full three or five years from the grant date. These awards also provide for the possibility of annual accelerated performance-based vesting of a portion of the awards if the Company achieves specified performance conditions. In addition, the Company has granted stock options and restricted stock awards that vest periodically over a fixed term, usually four years. These awards do not contain any performance conditions. Share-based awards also generally provide for accelerated vesting if there is a change in control (as defined in the 2004 Plan) and, in some cases, if additional conditions are met. The stock options are exercisable for up to 10 years from the grant date. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award, and if necessary, is adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation. No share-based compensation expense has been capitalized as part of inventory or fixed assets.

Stock Options

The estimated fair value of the Company’s stock options is determined using the Black-Scholes model. All stock options were granted with an exercise price equal to the fair value of the common stock on the grant date. The weighted-average grant date fair value of employee stock options granted during the years ended December 31, 2007 and 2006 was $34.50 and $25.74 per share, respectively, which was estimated using the following weighted-average assumptions:

	As of December 31,
	2007	2006

Expected volatility	47%	46%
Expected term (in years)	6.3	6.3
Risk-free interest rate	4.30%	4.72%
Expected dividend yield	—	—

The determination of the fair value of stock options using an option valuation model is affected by the Company’s stock price, as well as assumptions regarding a number of complex and subjective variables. The volatility assumption is based on a combination of the historical volatility of the Company’s common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with the Company’s historical volatility because of the lack of sufficient relevant history for the Company’s common stock equal to the expected term. The expected term of

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options’ vesting terms and remaining contractual life and employees’ expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates at the end of the period in which the grant occurred appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by the Company.

A summary of the Company’s stock option award activity as of and for the years ended December 31, 2007 and 2006 is as follows (in thousands, except per share data):

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining
	Number of	Price per	Contractual	Aggregate
	Shares	Share	Term	Intrinsic Value
			(In years)

Options outstanding at December 31, 2005	1,892	$28.94

Options exercisable at December 31, 2005	35	$26.50

Options granted	1,277	$50.04
Options forfeited	(99)	34.21
Options exercised	—	—

Options outstanding at December 31, 2006	3,070	$37.55

Options exercisable at December 31, 2006	76	$26.50

Options granted	956	$67.11
Options forfeited	(374)	51.08
Options exercised	(278)	29.33

Options outstanding at December 31, 2007	3,374	$45.12	8.28	$28,419

Options exercisable at December 31, 2007	270	$38.71	7.85	$3,370

As share-based compensation expense under SFAS 123(R) is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2007, total unrecognized compensation cost related to unvested stock options was $45.5 million, which is expected to be recognized over a weighted-average period of 2.7 years.

Upon option exercise, the Company issues new shares of common stock. Cash received from stock option exercises was $8.2 million during the year ended December 31, 2007. The Company did not recognize any income tax benefits from stock option exercises. The total intrinsic value of stock options exercised was $10.7 million during the year ended December 31, 2007.

Restricted Stock

Under SFAS 123(R), the fair value of the Company’s restricted stock awards is based on the grant date fair value of the Company’s common stock. All restricted stock awards were granted with a purchase price of $0.0001 per share. The weighted-average grant date fair value of the restricted stock awards was $56.86 and $51.86 per share during the years ended December 31, 2007 and 2006, respectively.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the Company’s restricted stock award activity as of and for the years ended December 31, 2007 and 2006 is as follows (in thousands, except per share data):

		Weighted-
		Average
		Grant Date
	Number of	Fair Value
	Shares	Per Share

Restricted stock awards outstanding at December 31, 2005	895	$28.56
Shares issued	286	51.86
Shares forfeited	(35)	30.40
Shares vested	(28)	27.35

Restricted stock awards outstanding at December 31, 2006	1,118	34.50
Shares issued	529	56.86
Shares forfeited	(74)	50.48
Shares vested	(168)	29.24

Restricted stock awards outstanding at December 31, 2007	1,405	$42.70

The following table summarizes information about restricted stock awards that vested during the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,
	2007	2006	2005

Fair value on vesting date of vested restricted stock awards	$10,525	$1,519	$993

At December 31, 2007, total unrecognized compensation cost related to unvested restricted stock awards was $33.0 million, which is expected to be recognized over a weighted-average period of 2.3 years.

The terms of the restricted stock grant agreements allow the Company to repurchase unvested shares at the option, but not the obligation, of the Company for a period of sixty days, commencing ninety days after the employee has a termination event. If the Company elects to repurchase all or any portion of the unvested shares, it may do so at the original purchase price per share.

Employee Stock Purchase Plan

The Company’s Employee Stock Purchase Plan (the “ESP Plan”) allows eligible employees to purchase shares of common stock during a specified offering period. The purchase price is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period for the purchase of shares under the ESP Plan, subject to certain limitations. A total of 800,000 shares of common stock were initially reserved for issuance under the ESP Plan, and a total of 732,439 shares remained available for issuance under the ESP Plan as of December 31, 2007. The most recent offering period under the ESP Plan was from July 1, 2007 through December 31, 2007.

Deferred Stock Units

Under SFAS 123(R), the fair value of the Company’s deferred stock units is based on the grant date fair value of the common stock. No deferred stock units were granted during the years ended December 31, 2007 and 2006. During the year ended December 31, 2005, 246,484 deferred stock units with a purchase price of $0.0001 per share were granted at a weighted-average grant date fair value of $27.87 per share. These awards were recorded as an expense on the grant date as they were immediately vested.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allocation of Share-Based Compensation Expense

Total share-based compensation expense related to all of the Company’s share-based awards for the years ended December 31, 2007, 2006 and 2005 was allocated as follows (in thousands, except per share data):

	Year Ended December 31,
	2007	2006	2005

Cost of service	$2,156	$1,245	$1,204
Selling and marketing expenses	3,330	1,970	1,021
General and administrative expenses	23,853	16,510	10,254

Share-based compensation expense before tax	29,339	19,725	12,479
Related income tax benefit	—	—	—

Share-based compensation expense, net of tax	$29,339	$19,725	$12,479

Net share-based compensation expense per share:
Basic	$0.44	$0.32	$0.21

Diluted	$0.44	$0.32	$0.20

Effect of SFAS 123(R) Adoption

Forfeitures were accounted for as they occurred in the Company’s pro forma disclosures under SFAS 123. The Company recorded a gain of $0.6 million for the year ended December 31, 2006 as the cumulative effect of a change in accounting principle related to the change in accounting for forfeitures under SFAS 123(R). In addition, upon adoption of SFAS 123(R) during 2006, the Company recorded decreases in additional paid-in capital and unearned share-based compensation of $20.9 million. The adoption of SFAS 123(R) did not affect the share-based compensation expense associated with the Company’s restricted stock awards as they were already recorded at fair value on the grant date and recognized as an expense over the requisite service period. As a result, the incremental share-based compensation expense recognized upon adoption of SFAS 123(R) related only to stock options and the ESP Plan.

Pro Forma Information under SFAS 123 for Periods Prior to Fiscal 2006

For stock options granted prior to the adoption of SFAS 123(R), the following table illustrates the pro forma effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 in determining share-based compensation (in thousands, except per share data):

Year Ended
December 31,
2005

As reported net income	$30,685
Add: Share-based compensation expense included in net income	12,479
Deduct: Net pro forma compensation expense	(20,085)

Pro forma net income	$23,079

Basic earnings per share:
As reported	$0.51

Pro forma	$0.38

Diluted earnings per share:
As reported	$0.50

Pro forma	$0.38

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For purposes of pro forma disclosures under SFAS 123, the estimated fair value of the stock options was amortized on a straight-line basis over the maximum vesting period of the awards.

Note 10.	Employee Savings and Retirement Plan

The Company’s 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. The Company matches a portion of the employee contributions and may, at its discretion, make additional contributions based upon earnings. The Company’s contributions were approximately $1,571,000, $1,698,000 and $1,485,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 11.	Significant Acquisitions and Dispositions

In January 2007, the Company completed the sale of three wireless licenses that it was not using to offer commercial service for an aggregate sales price of $9.5 million, resulting in a net gain of $1.3 million.

In June and August 2007, the Company purchased approximately 20% of the outstanding membership units of a regional wireless service provider for an aggregate purchase price of $18.0 million. In October 2007, the Company contributed an additional $1.0 million. The Company uses the equity method to account for its investment. The Company’s equity in net earnings or losses are recorded two months in arrears to facilitate the timely inclusion of such equity in net earnings or losses in the Company’s consolidated financial statements. During the year ended December 31, 2007, the Company’s share of its net losses of the entity were $2.3 million.

In December 2007, the Company agreed to purchase Hargray Communications Group’s wireless subsidiary for $30 million. This subsidiary owns a 15 MHz wireless license covering approximately 0.8 million POPs and operates a wireless business in Georgia and South Carolina, which complements the Company’s existing market in Charleston, South Carolina. Completion of this transaction is subject to customary closing conditions, including FCC approval. The FCC issued its approval of the transaction in February 2008, but this approval has not yet become final.

In January 2008, the Company agreed to exchange an aggregate of 20 MHz of disaggregated spectrum under certain of its existing PCS licenses in Tennessee, Georgia and Arkansas for an aggregate of 30 MHz of disaggregated and partitioned spectrum in New Jersey and Mississippi under certain of Sprint Nextel’s existing wireless licenses. Completion of this transaction is subject to customary closing conditions, including FCC approval.

Note 12.	Segment and Geographic Data

The Company operates in a single operating segment as a wireless communications carrier that offers digital wireless service in the United States of America. As of and for the years ended December 31, 2007, 2006 and 2005, all of the Company’s revenues and long-lived assets related to operations in the United States of America.

Note 13.	Commitments and Contingencies

Patent Litigation

On June 14, 2006, the Company sued MetroPCS in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 6,813,497 “Method for Providing Wireless Communication Services and Network and System for Delivering Same,” issued to it. The Company’s complaint seeks damages and an injunction against continued infringement. On August 3, 2006, MetroPCS (i) answered the complaint, (ii) raised a number of affirmative defenses, and (iii) together with certain related entities (referred to, collectively with MetroPCS, as the “MetroPCS entities”), counterclaimed against Leap, Cricket, numerous Cricket subsidiaries, Denali License, and current and former employees of Leap and Cricket, including the Company’s chief executive officer, S. Douglas Hutcheson. MetroPCS has since amended its complaint and Denali License has been

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dismissed, without prejudice, as a counterclaim defendant. The countersuit now alleges claims for breach of contract, misappropriation, conversion and disclosure of trade secrets, fraud, misappropriation of confidential information and breach of confidential relationship, relating to information provided by MetroPCS to such employees, including prior to their employment by Leap, and asks the court to award attorneys fees and damages, including punitive damages, impose an injunction enjoining the Company from participating in any auctions or sales of wireless spectrum, impose a constructive trust on the Company’s business and assets for the benefit of the MetroPCS entities, transfer the Company’s business and assets to MetroPCS, and declare that the MetroPCS entities have not infringed U.S. Patent No. 6,813,497 and that such patent is invalid. MetroPCS’s claims allege that the Company and the other counterclaim defendants improperly obtained, used and disclosed trade secrets and confidential information of the MetroPCS entities and breached confidentiality agreements with the MetroPCS entities. On October 31, 2007, pursuant to a stipulation between the parties, the court administratively closed the case for a period not to exceed six months. The parties stipulated that neither will move the court to reopen the case until at least 90 days following the administrative closure. On November 1, 2007, MetroPCS formally withdrew its September 4, 2007 unsolicited merger proposal, which the Company’s board of directors had previously rejected on September 16, 2007. On February 14, 2008, in response to the Company’s motion, the court re-opened the case. On September 22, 2006, Royal Street Communications, LLC, or Royal Street, an entity affiliated with MetroPCS, filed an action in the United States District Court for the Middle District of Florida, Tampa Division, seeking a declaratory judgment that the Company’s U.S. Patent No. 6,813,497 (the same patent that is the subject of the Company’s infringement action against MetroPCS) is invalid and is not being infringed by Royal Street or its PCS systems. Upon the Company’s request, the court has transferred the Royal Street case to the United States District Court for the Eastern District of Texas due to the affiliation between MetroPCS and Royal Street. On February 25, 2008, the Company filed an answer to the Royal Street complaint, together with counterclaims for patent infringement. The Company intends to vigorously defend against the counterclaims filed by the MetroPCS entities and the action brought by Royal Street. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable. If the MetroPCS entities were to prevail in these matters, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

On August 17, 2006, the Company was served with a complaint filed by certain MetroPCS entities, along with another affiliate, MetroPCS California, LLC, in the Superior Court of the State of California, which names Leap, Cricket, certain of its subsidiaries, and certain current and former employees of Leap and Cricket, including Mr. Hutcheson, as defendants. In response to demurrers by the Company and by the court, two of the plaintiffs amended their complaint twice, dropped the other plaintiffs and have filed a third amended complaint. In the current complaint, the plaintiffs allege statutory unfair competition, statutory misappropriation of trade secrets, breach of contract, intentional interference with contract, and intentional interference with prospective economic advantage, seek preliminary and permanent injunction, and ask the court to award damages, including punitive damages, attorneys fees, and restitution. The Company has filed a demurrer to the third amended complaint. On October 25, 2007, pursuant to a stipulation between the parties, the court entered a stay of the litigation for a period of 90 days. On January 28, 2008, the court ordered that the stay remain in effect for a further 120 days, or until May 27, 2008. If and when the case proceeds, the Company intends to vigorously defend against these claims. Due to the complex nature of the legal and factual issues involved, however, the outcome of this matter is not presently determinable. If the MetroPCS entities were to prevail in this action, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

On June 6, 2007, the Company was sued by Minerva Industries, Inc., or Minerva, in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 6,681,120 entitled “Mobile Entertainment and Communication Device.” Minerva alleges that certain handsets sold by the Company infringe a patent relating to mobile entertainment features, and the complaint seeks damages (including enhanced damages), an injunction and attorneys’ fees. The Company filed an answer to the complaint and counterclaims of invalidity on January 7, 2008. On January 21, 2008, Minerva filed another suit against the Company in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of its newly issued

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U.S. Patent No. 7,321,738 entitled “Mobile Entertainment and Communication Device.” This matter has been transferred to the judge overseeing the first Minerva action, and it is likely the two actions will be consolidated. On June 7, 2007, the Company was sued by Barry W. Thomas (“Thomas”) in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 4,777,354 entitled “System for Controlling the Supply of Utility Services to Consumers.” Thomas alleges that certain handsets sold by the Company infringe a patent relating to actuator cards for controlling the supply of a utility service, and the complaint seeks damages (including enhanced damages) and attorneys’ fees. The Company and other co-defendants have filed a motion to stay the litigation pending the determination of similar litigation in the Western District of North Carolina. The Company intends to vigorously defend against these matters brought by Minerva and Thomas. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable. The Company has notified its handset suppliers of these lawsuits, the majority of whom were also sued by Minerva and Thomas in other actions, and the Company anticipates that it will be indemnified by such suppliers for the costs of defense and any damages arising with respect to such lawsuits.

On June 8, 2007, the Company was sued by Ronald A. Katz Technology Licensing, L.P. (“Katz”) in the United States District Court for the District of Delaware, for infringement of 19 U.S. patents, 15 of which have expired. Katz alleged that the Company has infringed patents relating to automated telephone systems, including customer service systems, and the complaint sought damages (including enhanced damages), an injunction, and attorneys’ fees. The Company has since settled this matter with Katz.

On October 15, 2007, Leap was sued by Visual Interactive Phone Concepts, Inc., or Visual Interactive, in the United States District Court for the Southern District of California for infringement of U.S. Patent No. 5,724,092 entitled “Videophone Mailbox Interactive Facility System and Method of Processing Information” and U.S. Patent No. 5,606,361 entitled “Videophone Mailbox Interactive Facility System and Method of Processing Information.” Visual Interactive alleged that Leap infringed these patents relating to interactive videophone systems, and the complaint sought an accounting for damages under 35 U.S.C. § 284, an injunction and attorneys’ fees. The Company filed its answer to the complaint on December 13, 2007, and on the same day, Cricket filed a complaint against Visual Interactive in the United States District Court for the Southern District of California seeking a declaration by the court that the patents alleged against the Company are neither valid nor infringed by it. Visual Interactive agreed to dismiss its complaint against Leap and file an amended complaint against Cricket, and Cricket filed its answer on January 23, 2008. The Company intends to vigorously defend against this matter. Due to the complex nature of the legal and factual issues involved, however, the outcome of this matter is not presently determinable.

On December 10, 2007, the Company was sued by Freedom Wireless, Inc., or Freedom Wireless, in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 5,722,067 entitled “Security Cellular Telecommunications System,” U.S. Patent No. 6,157,823 entitled “Security Cellular Telecommunications System,” and U.S. Patent No. 6,236,851 entitled “Prepaid Security Cellular Telecommunications System.” Freedom Wireless alleges that its patents claim a novel cellular system that enables prepaid services subscribers to both place and receive cellular calls without dialing access codes or using modified telephones. The complaint seeks unspecified monetary damages, increased damages under 35 U.S.C. § 284 together with interest, costs and attorneys’ fees, and an injunction. On February 15, 2008, the Company filed a motion to sever and stay the proceedings against Cricket or, alternatively, to transfer the case to the United States District Court for the Northern District of California. The Company intends to vigorously defend against this matter. Due to the complex nature of the legal and factual issues involved, however, the outcome of this matter is not presently determinable.

On February 4, 2008, the Company and certain other wireless carriers were sued by Electronic Data Systems Corporation (“EDS”) in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 7,156,300 entitles “System and Method for Dispensing a Receipt Reflecting Prepaid Phone Services” and a U.S. Patent No. 7,255,268 entitled “System for Purchase of Prepaid Telephone

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Services.” EDS alleges that the sale and marketing by the Company of prepaid wireless cellular telephone services infringes these patents, and the complaint seeks an injunction against further infringement, damages (including enhanced damages) and attorneys’ fees. The Company intends to vigorously defend against this lawsuit. Due to the complex nature of the legal and factual issues involved, however, the outcome of this lawsuit is not presently determinable.

American Wireless Group

On December 31, 2002, several members of American Wireless Group, LLC (“AWG”) filed a lawsuit against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the Whittington Lawsuit. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleges that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party’s claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs seek rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Plaintiffs contend that the named defendants are the controlling group that was responsible for Leap’s alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim. The defendants in the Whittington Lawsuit filed a motion to compel arbitration or, in the alternative, to dismiss the Whittington Lawsuit. The motion noted that plaintiffs, as members of AWG, agreed to arbitrate disputes pursuant to the license purchase agreement, that they failed to plead facts that show that they are entitled to relief, that Leap made adequate disclosure of the relevant facts regarding the third party dispute and that any failure to disclose such information did not cause any damage to the plaintiffs. The court denied defendants’ motion and the defendants appealed the denial of the motion to the Mississippi Supreme Court. On November 15, 2007, the Mississippi Supreme Court issued an opinion denying the appeal and remanded the action to the trial court. The defendants have since filed a motion to stay the remand pending application to the United States Supreme Court for a writ of certiorari. The Mississippi Supreme Court granted the motion and the remand is now stayed until at least April 2, 2008.

In a related action to the action described above, in June 2003, AWG filed a lawsuit in the Circuit Court of the First Judicial District of Hinds County, Mississippi (“AWG Lawsuit”) against the same individual defendants named in the Whittington Lawsuit. The complaint generally sets forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff seeks rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Defendants filed a motion to compel arbitration or, in the alternative, to dismiss the AWG Lawsuit, making arguments similar to those made in their motion to dismiss the Whittington Lawsuit. AWG has since agreed to arbitrate this lawsuit. The arbitration is proceeding and a briefing schedule for motions for summary judgment has been set.

Although Leap is not a defendant in either the Whittington or AWG Lawsuits, several of the defendants have indemnification agreements with the Company. Management believes that the defendants’ liability, if any, from the AWG and Whittington Lawsuits and any further indemnity claims of the defendants against Leap is not presently determinable.

Securities Litigation

Two shareholder derivative lawsuits were filed in the California Superior Court for the County of San Diego in November 2007 and January 2008, and one shareholder derivative lawsuit was filed in the United States District

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Court for the Southern District of California in February 2008 against certain of the Company’s current and former directors and executive officers, and against Leap as a nominal defendant. Plaintiffs in one of the state shareholder derivative lawsuits have indicated that they have filed a notice of dismissal of the lawsuit. The claims asserted in these lawsuits include breaches of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the Securities Exchange Act of 1934 (the “Exchange Act”) arising from Leap’s restatement of its financial statements as described in Note 2 to the Company’s consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of its Annual Report on Form 10-K, as amended, for the year ended December 31, 2006, filed with the SEC on December 26, 2007, the September 2007 unsolicited merger proposal from MetroPCS and sales of Leap common stock by certain of the defendants between December 2004 and June 2007. The complaints variously seek unspecified damages, equitable and/or injunctive relief, a constructive trust, disgorgement and reasonable attorneys fees and costs. Due to the complex nature of the legal and factual issues involved, the outcome of these matters is not presently determinable.

The Company and certain of its current and former officers and directors have been named as defendants in multiple securities class action lawsuits filed in the United States District Court for the Southern District of California between November 2007 and February 2008 purportedly on behalf of investors who purchased Leap common stock between May 16, 2004 and November 9, 2007. The Company’s independent registered public accounting firm, PricewaterhouseCoopers, LLP, has been named in one of these lawsuits. The class action lawsuits allege that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5, and allege the individual defendants violated Section 20(a) of the Exchange Act, by making false and misleading statements about the Company’s business and financial results arising from Leap’s November 9, 2007 announcement of its restatement of its financial statements as described in Note 2 to the Company’s consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of its Annual Report on Form 10-K, as amended, for the year ended December 31, 2006, filed with the SEC on December 26, 2007. Some of these lawsuits also allege false and misleading statements revealed by Leap’s August 7, 2007 second quarter 2007 earnings release. The class action lawsuits seek, among other relief, determinations that the actions are proper class actions, unspecified damages and reasonable attorneys’ fees and costs. Plaintiffs have filed motions for the appointment of lead plaintiff, lead plaintiffs’ counsel and consolidation of all related cases, and these motions are scheduled to be heard on March 28, 2008. The Company intends to vigorously defend against these lawsuits. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable.

Other Litigation

In addition to the matters described above, the Company is often involved in certain other claims, arising in the ordinary course of business, seeking monetary damages and other relief, none of which claims, based upon current information, is currently expected to have a material adverse effect on the Company’s business, financial condition and results of operations.

Spectrum Clearing Obligations

The AWS spectrum that was auctioned in Auction #66 is currently used by U.S. government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. To facilitate the clearing of this spectrum, the FCC adopted a transition and cost-sharing plan whereby incumbent non-governmental users may be reimbursed for costs they incur in relocating from the spectrum by AWS licensees benefiting from the relocation. In addition, this plan requires the AWS licensees and the applicable incumbent non-governmental user to negotiate for a period of two or three years (depending on the type of incumbent user and whether the user is a commercial or non-commercial licensee), triggered from the time that an AWS licensee notifies the incumbent user that it desires the incumbent to relocate. If no agreement is reached during this period of time, the FCC rules provide that an AWS licensee may force the incumbent non-governmental user to relocate at the licensee’s expense. The FCC rules also provide that a portion of the proceeds raised in Auction #66 will be used to reimburse the costs of governmental

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users relocating from the AWS spectrum. However, some such users may delay relocation for an extended and undetermined period of time. The Company is currently evaluating its spectrum clearing obligations and the potential costs that may be incurred could be material.

FCC Hurricane Katrina Order

The FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection of wireless communications systems, as do some state and local regulatory agencies. The FCC recently released an order implementing certain recommendations of an independent panel reviewing the impact of Hurricane Katrina on communications networks, which requires wireless carriers to provide emergency back-up power sources for their equipment and facilities, including 24 hours of emergency power for mobile switch offices and up to eight hours for cell site locations. The order was expected to become effective sometime in 2008. However, on February 28, 2008, the United States Court of Appeals for the District of Columbia Circuit stayed the effective date of the order pending resolution of a petition for review of the FCC’s rules. In order for the Company to comply with the requirements of the order, it would likely need to purchase additional equipment, obtain additional state and local permits, authorizations and approvals and incur additional operating expenses. The Company is currently evaluating its compliance with this order should it become effective and the potential costs that may be incurred to achieve compliance could be material.

System Equipment Purchase Agreements

In June 2007, the Company entered into certain system equipment purchase agreements. The agreements generally have a term of three years pursuant to which the Company agreed to purchase and/or license wireless communications systems, products and services designed to be AWS functional at a current estimated cost to the Company of approximately $266 million, which commitments are subject, in part, to the necessary clearance of spectrum in the markets to be built. Under the terms of the agreements, the Company is entitled to certain pricing discounts, credits and incentives, which credits and incentives are subject to the Company’s achievement of its purchase commitments, and to certain technical training for the Company’s personnel. If the purchase commitment levels per the agreements are not achieved, the Company may be required to refund previous credits and incentives it applied to historical purchases.

Capital and Operating Leases

The Company has entered into non-cancelable operating lease agreements to lease its administrative and retail facilities, and sites for towers, equipment and antennae required for the operation of its wireless network. These leases typically include renewal options and escalation clauses, some of which escalation clauses are based on the consumer price index. In general, site leases have five-year initial terms with four five-year renewal options. In addition, the Company has entered into capital lease agreements for its primary billing and activation system and for certain equipment required for the operation of its wireless network. Under its lease agreement for its billing and activation system, the Company must make contingent payments to the lessor based on specified levels of active customers. No such contingent payments were made during the year ended December 31, 2007. The following table summarizes the approximate future minimum rentals under non-cancelable operating leases, including renewals

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that are reasonably assured, and future minimum capital lease payments in effect at December 31, 2007 (in thousands):

	Capital	Operating
Years Ended December 31:	Leases	Leases

2008	$16,716	$121,712
2009	16,716	121,519
2010	16,716	121,139
2011	2,466	115,676
2012	2,466	114,530
Thereafter	6,458	461,518

Total minimum lease payments	$61,538	$1,056,094

Less amount representing interest	(10,848)

Present value of minimum lease payments	$50,690

Outstanding Letters of Credit and Surety Bonds

As of December 31, 2007, the Company had approximately $4.6 million of letters of credit outstanding, which were collateralized by restricted cash, related to contractual commitments under certain of its administrative facility leases, surety bond programs and workers’ compensation insurance program. Approximately $2.0 million of these letters of credit were issued pursuant to the Company’s $200 million revolving credit facility and are considered as usage for purposes of determining the maximum available credit line and excess availability.

As of December 31, 2007, the Company had approximately $2.1 million of surety bonds outstanding to guarantee to government municipalities the Company’s own performance with respect to removal of equipment from its cell sites.

Note 14.	Guarantor Financial Information

The $1,100 million of unsecured senior notes issued by Cricket (the “Issuing Subsidiary”) are due in 2014 and are jointly and severally guaranteed on a full and unconditional basis by Leap (the “Guarantor Parent Company”) and certain of its direct and indirect wholly owned subsidiaries, including Cricket’s subsidiaries that hold real property interests or wireless licenses (collectively, the “Guarantor Subsidiaries”).

The indenture governing the notes limits, among other things, Leap’s, Cricket’s and the Guarantor Subsidiaries’ ability to: incur additional debt; create liens or other encumbrances; place limitations on distributions from restricted subsidiaries; pay dividends; make investments; prepay subordinated indebtedness or make other restricted payments; issue or sell capital stock of restricted subsidiaries; issue guarantees; sell assets; enter into transactions with its affiliates; and make acquisitions or merge or consolidate with another entity.

Consolidating financial information of the Guarantor Parent Company, the Issuing Subsidiary, the Guarantor Subsidiaries, non-guarantor subsidiaries and total consolidated Leap and subsidiaries as of for the years ended December 31, 2007 and 2006 and for the year ended December 31, 2005 is presented below. The equity method of accounting is used to account for ownership interests in subsidiaries, where applicable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Balance Sheet as of December 31, 2007 (in thousands):

					Consolidating
	Guarantor				and
	Parent	Issuing	Guarantor	Non-Guarantor	Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Assets
Cash and cash equivalents	$62	$399,153	$—	$34,122	$—	$433,337
Short-term investments	—	163,258	—	15,975	—	179,233
Restricted cash, cash equivalents and short-term investments	7,671	7,504	—	375	—	15,550
Inventories	—	64,583	—	625	—	65,208
Other current assets	102	37,201	—	796	—	38,099

Total current assets	7,835	671,699	—	51,893	—	731,427
Property and equipment, net	30	1,254,856	—	66,901	(5,130)	1,316,657
Investments in and advances to affiliates and consolidated subsidiaries	1,728,602	1,903,009	173,922	5,325	(3,810,858)	—
Wireless licenses	—	18,533	1,519,638	328,182	—	1,866,353
Goodwill	—	425,782	—	—	—	425,782
Other intangible assets, net	—	45,948	—	154	—	46,102
Deposits for wireless licenses	—	—	—	—	—	—
Other assets	41	44,464		2,172	—	46,677

Total assets	$1,736,508	$4,364,291	$1,693,560	$454,627	$(3,815,988)	$4,432,998

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$6,459	$210,707	$7	$8,562	$—	$225,735
Current maturities of long-term debt		9,000	—	1,500	—	10,500
Intercompany payables	5,727	179,248	726	2,986	(188,687)	—
Other current liabilities	—	112,626	—	2,182	—	114,808

Total current liabilities	12,186	511,581	733	15,230	(188,687)	351,043
Long-term debt	—	1,995,402	—	311,052	(272,552)	2,033,902
Deferred tax liabilities	—	19,606	163,229	—	—	182,835
Other long-term liabilities	—	88,570	—	1,602	—	90,172

Total liabilities	12,186	2,615,159	163,962	327,884	(461,239)	2,657,952
Minority interests	—	20,530	—	—	30,194	50,724
Membership units subject to repurchase	—	—	—	37,879	(37,879)	—
Stockholders’ equity	1,724,322	1,728,602	1,529,598	88,864	(3,347,064)	1,724,322

Total liabilities and stockholders’ equity	$1,736,508	$4,364,291	$1,693,560	$454,627	$(3,815,988)	$4,432,998

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Balance Sheet as of December 31, 2006 (in thousands):

					Consolidating
	Guarantor				and
	Parent	Issuing	Guarantor	Non-Guarantor	Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Assets
Cash and cash equivalents	$206	$329,240	$—	$43,366	$—	$372,812
Short-term investments	—	66,400	—	—	—	66,400
Restricted cash, cash equivalents and short-term investments	8,093	4,753	—	735	—	13,581
Inventories	—	89,383	—	802	—	90,185
Other current assets	105	52,404	—	472	—	52,981

Total current assets	8,404	542,180	—	45,375	—	595,959
Property and equipment, net	117	1,040,380	—	38,024	—	1,078,521
Investments in and advances to affiliates and consolidated subsidiaries	1,779,514	1,867,876	142,072	—	(3,789,462)	—
Wireless licenses	—	—	1,527,574	36,384	—	1,563,958
Assets held for sale	—	—	8,070	—	—	8,070
Goodwill	—	425,782	—	—	—	425,782
Other intangible assets, net	—	79,409	—	419	—	79,828
Deposits for wireless licenses	—	—	—	274,084	—	274,084
Other assets	815	56,875	—	1,827	(772)	58,745

Total assets	$1,788,850	$4,012,502	$1,677,716	$396,113	$(3,790,234)	$4,084,947

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$6,792	$300,070	$—	$10,231	$—	$317,093
Current maturities of long-term debt	—	9,000	—	—	—	9,000
Intercompany payables	10,265	142,072	—	9,893	(162,230)	—
Other current liabilities	—	84,844	—	604	(773)	84,675

Total current liabilities	17,057	535,986	—	20,728	(163,003)	410,768
Long-term debt	—	1,636,500	—	271,443	(231,443)	1,676,500
Deferred tax liabilities	—	9,057	139,278	—	—	148,335
Other long-term liabilities	—	46,622	—	986	—	47,608

Total liabilities	17,057	2,228,165	139,278	293,157	(394,446)	2,283,211
Minority interests	—	4,821	—	—	25,122	29,943
Stockholders’ equity	1,771,793	1,779,516	1,538,438	102,956	(3,420,910)	1,771,793

Total liabilities and stockholders’ equity	$1,788,850	$4,012,502	$1,677,716	$396,113	$(3,790,234)	$4,084,947

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Statement of Operations for the Year Ended December 31, 2007 (in thousands):

					Consolidating
	Guarantor				and
	Parent	Issuing	Guarantor	Non-Guarantor	Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Revenues:
Service revenues	$—	$1,360,801	$—	$34,866	$—	$1,395,667
Equipment revenues	—	230,457	—	4,679	—	235,136
Other revenues	—	38	54,424	—	(54,462)	—

Total revenues	—	1,591,296	54,424	39,545	(54,462)	1,630,803

Operating expenses:
Cost of service (exclusive of items shown separately below)	—	(424,022)	—	(14,494)	54,388	(384,128)
Cost of equipment	—	(392,062)	—	(13,935)	—	(405,997)
Selling and marketing	(8)	(196,803)	—	(9,402)	—	(206,213)
General and administrative	(4,979)	(259,325)	(132)	(7,174)	74	(271,536)
Depreciation and amortization	(65)	(293,621)	—	(8,515)	—	(302,201)
Impairment of assets	—	(383)	(985)	—	—	(1,368)

Total operating expenses	(5,052)	(1,566,216)	(1,117)	(53,520)	54,462	(1,571,443)
Gain (loss) on sale or disposal of assets	—	(349)	1,251	—	—	902

Operating income (loss)	(5,052)	24,731	54,558	(13,975)	—	60,262
Minority interests in consolidated subsidiaries	—	(2,067)	—	—	3,884	1,817
Equity in net loss of consolidated subsidiaries	(70,838)	(7,708)	—	—	78,546	—
Equity in net loss of investee	—	(2,309)	—	—	—	(2,309)
Interest income	38	63,024	—	985	(35,108)	28,939
Interest expense	—	(119,734)	—	(34,296)	32,799	(121,231)
Other expense, net	(75)	(5,933)	—	(31)	—	(6,039)

Income (loss) before income taxes	(75,927)	(49,996)	54,558	(47,317)	80,121	(38,561)
Income tax expense	—	(20,842)	(16,524)	—	—	(37,366)

Net income (loss)	$(75,927)	$(70,838)	$38,034	$(47,317)	$80,121	$(75,927)

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Statement of Operations for the Year Ended December 31, 2006 (in thousands):

					Consolidating
	Guarantor				and
	Parent	Issuing	Guarantor	Non-Guarantor	Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Revenues:
Service revenues	$—	$952,921	$—	$3,444	$—	$956,365
Equipment revenues	—	210,123	—	1,474	(775)	210,822
Other revenues	—	364	39,943	—	(40,307)	—

Total revenues	—	1,163,408	39,943	4,918	(41,082)	1,167,187

Operating expenses:
Cost of service (exclusive of items shown separately below)	—	(300,949)	—	(3,156)	39,943	(264,162)
Cost of equipment	—	(309,223)	—	(2,386)	775	(310,834)
Selling and marketing	—	(155,615)	—	(3,642)	—	(159,257)
General and administrative	(7,178)	(186,931)	(937)	(1,922)	364	(196,604)
Depreciation and amortization	(100)	(223,576)	—	(3,071)	—	(226,747)
Impairment of assets	—	—	(7,912)	—	—	(7,912)

Total operating expenses	(7,278)	(1,176,294)	(8,849)	(14,177)	41,082	(1,165,516)
Gain on sale or disposal of assets	—	21,300	754	—	—	22,054

Operating income (loss)	(7,278)	8,414	31,848	(9,259)	—	23,725
Minority interests in consolidated subsidiaries	—	(695)	—	—	2,188	1,493
Equity in net income (loss) of consolidated subsidiaries	(19,116)	4,869	—	—	14,247	—
Interest income	37	30,317	—	664	(7,955)	23,063
Interest expense	—	(61,219)	—	(8,070)	7,955	(61,334)
Other income (expense), net	2,000	(4,650)	—	—	—	(2,650)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(24,357)	(22,964)	31,848	(16,665)	16,435	(15,703)
Income tax (expense) benefit	—	3,225	(12,502)	—	—	(9,277)

Income (loss) before cumulative effect of change in accounting principle	(24,357)	(19,739)	19,346	(16,665)	16,435	(24,980)
Cumulative effect of change in accounting principle	—	623	—	—	—	623

Net income (loss)	$(24,357)	$(19,116)	$19,346	$(16,665)	$16,435	$(24,357)

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Statement of Operations for the Year Ended December 31, 2005 (in thousands):

					Consolidating
	Guarantor				and
	Parent	Issuing	Guarantor	Non-Guarantor	Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Revenues:
Service revenues	$—	$768,916	$—	$—	$—	$768,916
Equipment revenues	—	188,855	—	—	—	188,855
Other revenues	625	—	31,165	—	(31,790)	—

Total revenues	625	957,771	31,165	—	(31,790)	957,771

Operating expenses:
Cost of service (exclusive of items shown separately below)	—	(234,713)	—	—	31,165	(203,548)
Cost of equipment	—	(230,520)	—	—	—	(230,520)
Selling and marketing	—	(100,042)	—	—	—	(100,042)
General and administrative	(3,345)	(156,396)	(625)	—	625	(159,741)
Depreciation and amortization	(643)	(194,819)	—	—	—	(195,462)
Impairment of assets	—	—	(12,043)	—	—	(12,043)

Total operating expenses	(3,988)	(916,490)	(12,668)	—	31,790	(901,356)
Gain on sale or disposal of assets	—	—	14,587	—	—	14,587

Operating income (loss)	(3,363)	41,281	33,084	—	—	71,002
Minority interests in consolidated subsidiaries	—	(31)	—	—	—	(31)
Equity in net income of consolidated subsidiaries	32,361	18,962	—	—	(51,323)	—
Interest income	—	9,957	—	—	—	9,957
Interest expense	—	(30,051)	—	—	—	(30,051)
Other income (expense), net	1,687	(264)	—	—	—	1,423

Income before income taxes	30,685	39,854	33,084	—	(51,323)	52,300
Income tax expense	—	(7,493)	(14,122)	—	—	(21,615)

Net income	$30,685	$32,361	$18,962	$—	$(51,323)	$30,685

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Statement of Cash Flows for the Year Ended December 31, 2007 (in thousands):

					Consolidating
	Guarantor				and
	Parent	Issuing	Guarantor	Non-Guarantor	Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net cash provided by (used in) operating activities	$(1,166)	$316,746	$(3,756)	$(16,168)	$20,525	$316,181

Investing activities:
Purchases of and changes in prepayments for property and equipment	—	(463,389)	—	(28,550)	—	(491,939)
Purchases of and deposits for wireless licenses and spectrum clearing costs	—	—	(5,744)	452	—	(5,292)
Proceeds from sale of wireless licenses and operating assets	—	—	9,500	—	—	9,500
Purchases of investments	—	(642,513)	—	—	—	(642,513)
Sales and maturities of investments	—	530,956	—	—	—	530,956
Investments in and advances to affiliates and consolidated subsidiaries	(9,690)	(4,706)	—	—	9,690	(4,706)
Purchase of membership units	—	(18,955)	—	—	—	(18,955)
Other	1,022	(426)	—	(375)	—	221

Net cash provided by (used in) investing activities	(8,668)	(599,033)	3,756	(28,473)	9,690	(622,728)

Financing activities:
Principal payments on capital lease obligation	—	(5,213)	—	—	—	(5,213)
Proceeds from long-term debt	—	370,480	—	6,000	(6,000)	370,480
Issuance of related party debt	—	(6,000)	—	—	6,000	—
Repayment of long-term debt	—	(9,000)	—	—	—	(9,000)
Payment of debt issuance costs	—	(7,757)	—	(8)	—	(7,765)
Capital contributions, net	9,690	9,690	—	29,405	(30,215)	18,570
Proceeds from issuance of common stock, net	—	—	—	—	—	—

Net cash provided by financing activities	9,690	352,200	—	35,397	(30,215)	367,072

Net increase (decrease) in cash and cash equivalents	(144)	69,913	—	(9,244)	—	60,525
Cash and cash equivalents at beginning of period	206	329,240	—	43,366	—	372,812

Cash and cash equivalents at end of period	$62	$399,153	$—	$34,122	$—	$433,337

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Statement of Cash Flows for the Year Ended December 31, 2006 (in thousands):

					Consolidating
	Guarantor				and
	Parent	Issuing	Guarantor	Non-Guarantor	Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net cash provided by operating activities	$6,933	$269,947	$—	$12,991	$—	$289,871

Investing activities:
Purchases of and changes in prepayments for property and equipment	—	(567,518)	—	(27,623)	—	(595,141)
Purchases of and deposits for wireless licenses	—	—	(743,688)	(275,144)	—	(1,018,832)
Proceeds from sale of wireless licenses and operating assets	—	6,887	33,485	—	—	40,372
Purchases of investments	—	(150,488)	—	—	—	(150,488)
Sales and maturities of investments	—	177,932	—	—	—	177,932
Investments in and advances to affiliates and consolidated subsidiaries	(259,898)	(777,291)	—	—	1,037,189	—
Changes in restricted cash, cash equivalents and short-term investments, net	(6,773)	1,571	—	735	—	(4,467)

Net cash used in investing activities	(266,671)	(1,308,907)	(710,203)	(302,032)	1,037,189	(1,550,624)

Financing activities:
Proceeds from long-term debt	—	2,220,000	—	263,378	(223,378)	2,260,000
Issuance of related party debt	—	(223,378)	—	—	223,378	—
Repayment of long-term debt	—	(1,168,944)	—	—	—	(1,168,944)
Capital contributions, net	259,898	268,783	710,203	70,605	(1,037,189)	272,300
Payment of debt issuance costs	—	(21,288)	—	(1,576)	—	(22,864)

Net cash provided by financing activities	259,898	1,075,173	710,203	332,407	(1,037,189)	1,340,492

Net increase in cash and cash equivalents	160	36,213	—	43,366	—	79,739
Cash and cash equivalents at beginning of period	46	293,027	—	—	—	293,073

Cash and cash equivalents at end of period	$206	$329,240	$—	$43,366	$—	$372,812

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Statement of Cash Flows for the Year Ended December 31, 2005 (in thousands):

	Guarantor				Consolidating
	Parent	Issuing	Guarantor	Non-Guarantor	and Eliminating
	Company	Subsidiary	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net cash provided by operating activities	$364	$307,916	$—	$—	$—	$308,280

Investing activities:
Purchases of and changes in prepayments for property and equipment	—	(218,636)	—	—	—	(218,636)
Purchases of and deposits for wireless licenses	—	—	(243,960)	—	—	(243,960)
Proceeds from sale of wireless licenses and operating assets	—	20,300	88,500	—	—	108,800
Purchases of investments	—	(307,021)	—	—	—	(307,021)
Sales and maturities of investments	—	329,043	—	—	—	329,043
Investments in and advances to affiliates and consolidated subsidiaries	—	(191,408)	—	—	191,408	—
Changes in restricted cash, cash equivalents and short-term investments, net	(338)	—	—	—	—	(338)

Net cash used in investing activities	(338)	(367,722)	(155,460)	—	191,408	(332,112)

Financing activities:
Proceeds from long-term debt	—	600,000	—	—	—	600,000
Repayment of long-term debt	—	(377,912)	(40,373)	—	—	(418,285)
Capital contributions, net	—	1,000	191,408	—	(191,408)	1,000
Payment of debt issuance costs	—	(6,951)	—	—	—	(6,951)

Net cash provided by financing activities	—	216,137	151,035	—	(191,408)	175,764

Net increase (decrease) in cash and cash equivalents	26	156,331	(4,425)	—	—	151,932
Cash and cash equivalents at beginning of period	20	136,696	4,425	—	—	141,141

Cash and cash equivalents at end of period	$46	$293,027	$—	$—	$—	$293,073

LEAP WIRELESS INTERNATIONAL, INC.

CRICKET COMMUNICATIONS, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Directors and Executive Officers and Limitation on Liability

As permitted by Section 102 of the Delaware General Corporation Law, Leap has adopted provisions in its amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of Leap’s directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to Leap or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Leap or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Leap’s amended and restated certificate of incorporation also authorizes Leap to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, Leap’s amended and restated bylaws provide that:

•	Leap may indemnify its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	Leap may advance expenses to its directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in Leap’s amended and restated bylaws are not exclusive.

Leap’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification provisions described above. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased policies of directors’ and officers’ liability insurance that insure our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Certain of our current and former officers and directors have been named as defendants in multiple lawsuits and several of these defendants have indemnification agreements with us. We are also a defendant in some of these lawsuits. See “Part I. Business — Legal Proceedings” above.

ITEM 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit
Number		Description

2.1	(1)	Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003, as modified to reflect all technical amendments subsequently approved by the Bankruptcy Court.
2.2	(2)	Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
2.3	(3)	Order Confirming Debtors’ Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
3.1	(4)	Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc.
3.2	(4)	Amended and Restated Bylaws of Leap Wireless International, Inc.
3.3	(5)	Amended and Restated Certificate of Incorporation of Cricket Communications, Inc.
3.4	(5)	Amended and Restated Bylaws of Cricket Communications, Inc.
4.1	(6)	Indenture, dated as of October 23, 2006, by and among Cricket Communications, Inc., the Initial Guarantors (as defined therein) and Wells Fargo Bank, N.A., as trustee.
4.1.1	(6)	Form of 9.375% Senior Note of Cricket Communications, Inc. due 2014 (attached as Exhibit A to the Indenture filed as Exhibit 4.1 hereto)
4.1.2	(7)	Third Supplemental Indenture, dated as of April 30, 2007, among Cricket Communications, Inc., Wells Fargo Bank, N.A., as trustee, Leap Wireless International, Inc. and the other guarantors under the Indenture.
4.2	(8)	Registration Rights Agreement, dated as of June 6, 2007, by and among Cricket Communications, Inc., the Guarantors (as defined therein), Citigroup Global Markets Inc., Goldman, Sachs & Co. and Deutsche Bank Securities Inc., as representatives of the Initial Purchasers named therein.
5.1*		Opinion of Latham & Watkins LLP
10.1	(9)†	System Equipment Purchase Agreement, dated as of June 11, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Nortel Networks Inc.
10.2	(9)†	System Equipment Purchase Agreement, dated as of June 14, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Lucent Technologies, Inc.
10.3	(10)	Amended and Restated Credit Agreement, dated June 16, 2006, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent and L/C issuer.
10.3.1	(11)	Amendment No. 1 to Amended and Restated Credit Agreement, dated March 15, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.
10.3.2	(11)	Consent dated March 15, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10.3.3	(12)	Amendment No. 2 to Amended and Restated Credit Agreement, dated November 20, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.
10.3.4	(12)	Consent dated November 20, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10.3.5	(10)	Amended and Restated Security Agreement, dated June 16, 2006, made by Cricket Communications, Inc., Leap Wireless International, Inc., and the Subsidiary Guarantors to Bank of America, N.A., as collateral agent.
10.3.6	(13)	Letter Amendment to the Amended and Restated Security Agreement dated as of June 16, 2006 by and among Cricket Communications, Inc., Leap Wireless International, Inc. and Bank of America, N.A., as administrative agent, dated October 16, 2006.
10.3.7	(10)	Amended and Restated Parent Guaranty, dated June 16, 2006, made by Leap Wireless International, Inc. in favor of the secured parties under the Credit Agreement.
10.3.8	(10)	Amended and Restated Subsidiary Guaranty, dated June 16, 2006, made by the Subsidiary Guarantors of the secured parties under the Credit Agreement.

Exhibit
Number		Description

10.4	(14)	Credit Agreement, dated as of July 13, 2006, by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.1	(13)	Amendment No. 1 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of September 28, 2006, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.2	(15)	Amendment No. 2 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of April 16, 2007, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.3	(16)	Letter of Credit and Reimbursement Agreement by and between Cricket Communications, Inc. and Denali Spectrum Operations, LLC, dated as of February 21, 2008.
10.4.4*		Amendment No. 3 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of March 6, 2008, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.5	(17)#	Form of Indemnity Agreement to be entered into by and between Leap Wireless International, Inc. and its directors and officers.
10.6	(18)#†	Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, dated as of January 10, 2005.
10.6.1	(19)#	First Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of June 17, 2005.
10.6.2	(20)#	Second Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of February 17, 2006.
10.7	(16)#	Form of Executive Vice President and Senior Vice President Amended and Restated Severance Benefits Agreement.
10.8	(18)#	Employment Offer Letter dated January 31, 2005, between Cricket Communications, Inc. and Albin F. Moschner.
10.9	(21)#	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.9.1	(15)#	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.9.2	(9)#	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.9.3	(19)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (February 2008 Vesting).
10.9.4	(19)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.9.5	(20)#	Amendment No. 1 to Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.9.6	(20)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10.9.7	(20)#†	Stock Option Grant Notice and Non-Qualified Stock Option Agreement, effective as of October 26, 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10.9.8	(22)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Four-Year Time Based Vesting).
10.9.9	(19)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (February 2008 Vesting).
10.9.10	(19)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.9.11	(20)#	Amendment No. 1 to Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.

Exhibit
Number		Description

10.9.12	(20)#†	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, effective as of October 26 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10.9.13	(20)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10.9.14	(22)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Four-Year Time Based Vesting).
10.9.15	(21)#	Form of Deferred Stock Unit Award Grant Notice and Deferred Stock Unit Award Agreement.
10.9.16	(18)#	Form of Non-Employee Director Stock Option Grant Notice and Non-Qualified Stock Option Agreement.
10.9.17	(23)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (for Non-Employee Directors).
10.9.18	(16)#	Consulting Agreement — 2008, dated as of January 5, 2008, between Leap Wireless International, Inc. and Steven R. Martin.
10.11	(24)#	Leap Wireless International, Inc. Executive Incentive Bonus Plan.
10.12	(15)#	2007 Cricket Non-Sales Bonus Plan.
12.1*		Computation of ratio of earnings to fixed charges for Registrant.
21.1	(16)	Subsidiaries of Leap Wireless International, Inc.
23.1*		Consent of Independent Registered Public Accounting Firm.
23.2*		Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24*		Powers of Attorney (included on the signature pages hereto).
25.1*		Statement of Eligibility on Form T-1 of Wells Fargo Bank, N.A., as the Trustee under the Indenture.
99.1*		Form of Letter of Transmittal.
99.2*		Form of Notice of Guaranteed Delivery.
99.3*		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
99.4*		Form of Instructions from Beneficial Owners to Registered Holders and DTC Participants.
99.5*		Form of Letter to Clients.
99.6*		Form of Exchange Agent and Depositary Agreement.

*	Filed herewith.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

#	Management contract or compensatory plan or arrangement in which one or more executive officers or directors participates.

(1)	Filed as an exhibit to Leap’s Current Report on Form 8-K/A, dated October 22, 2003, filed with the SEC on May 7, 2004, and incorporated herein by reference.

(2)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated July 30, 2003, filed with the SEC on August 11, 2003, and incorporated herein by reference.

(3)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 22, 2003, filed with the SEC on November 6, 2003, and incorporated herein by reference.

(4)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated August 16, 2004, filed with the SEC on August 20, 2004, and incorporated herein by reference.

(5)	Filed as an exhibit to Leap’s Registration Statement on Form S-4 (File No. 333-141546), filed with the SEC on March 23, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 18, 2006, filed with the SEC on October 24, 2006, and incorporated herein by reference.

(7)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated April 30, 2007, filed with the SEC on May 4, 2007, and incorporated herein by reference.

(8)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 1, 2007, filed with the SEC on June 6, 2007, and incorporated herein by reference.

(9)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference.

(10)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 16, 2006, filed with the SEC on June 19, 2006, and incorporated herein by reference.

(11)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated March 15, 2007, filed with the SEC on March 21, 2007 and incorporated herein by reference.

(12)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated November 20, 2007, filed with the SEC on November 23, 2007, and incorporated herein by reference.

(13)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the SEC on November 9, 2006, and incorporated herein by reference.

(14)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 8, 2006, and incorporated herein by reference.

(15)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference.

(16)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008, and incorporated herein by reference.

(17)	Filed as an exhibit to Leap’s Registration Statement on Form 10, as amended (File No. 0-29752), filed with the SEC on August 21, 1998, and incorporated herein by reference.

(18)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on May 16, 2005, and incorporated herein by reference.

(19)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 17, 2005, filed with the SEC on June 23, 2005, and incorporated herein by reference.

(20)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 27, 2006, and incorporated herein by reference.

(21)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated January 5, 2005, filed with the SEC on January 11, 2005, and incorporated herein by reference.

(22)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, and incorporated herein by reference.

(23)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated May 18, 2006, filed with the SEC on June 6, 2006, and incorporated herein by reference.

(24)	Filed as Appendix B to Leap’s Definitive Proxy Statement filed with the SEC on April 6, 2007 and incorporated herein by reference.

ITEM 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission, or SEC, pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the notes being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act Leap Wireless International, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on March 27, 2008.

LEAP WIRELESS INTERNATIONAL, INC.

By:	/s/ S. DOUGLAS HUTCHESON
S. Douglas Hutcheson
Chief Executive Officer, President, Acting Chief
Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints S. Douglas Hutcheson and Robert J. Irving, Jr., and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ S. DOUGLAS HUTCHESON S. Douglas Hutcheson	Chief Executive Officer, President, Acting Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)	March 27, 2008

/s/ STEVEN R. MARTIN Steven R. Martin	Acting Chief Accounting Officer (Principal Accounting Officer)	March 27, 2008

/s/ JOHN D. HARKEY, JR. John D. Harkey,Jr.	Director	March 27, 2008

/s/ ROBERT V. LAPENTA Robert V. LaPenta	Director	March 27, 2008

/s/ MARK H. RACHESKY, MD Mark H. Rachesky, MD	Chairman of the Board	March 27, 2008

/s/ MICHAEL B. TARGOFF Michael B. Targoff	Director	March 27, 2008

Pursuant to the requirements of the Securities Act Cricket Communications, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on March 27, 2008.

CRICKET COMMUNICATIONS, INC.

By:	/s/ S. DOUGLAS HUTCHESON
S. Douglas Hutcheson
Chief Executive Officer, President, Acting
Chief Financial Officer and
Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints S. Douglas Hutcheson, Robert J. Irving, Jr., and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ S. DOUGLAS HUTCHESON S. Douglas Hutcheson	Chief Executive Officer, President, Acting Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)	March 27, 2008

/s/ STEVEN R. MARTIN Steven R. Martin	Acting Chief Accounting Officer (Principal Accounting Officer)	March 27, 2008

/s/ ROBERT J. IRVING, JR. Robert J. Irving, Jr.	Senior Vice President, General Counsel and Director	March 27, 2008

/s/ ALBIN F. MOSCHNER Albin F. Moschner	Executive Vice President, Chief Marketing Officer and Director	March 27, 2008

/s/ GLENN T. UMETSU Glenn T. Umetsu	Executive Vice President, Chief Technical Officer and Director	March 27, 2008

Pursuant to the requirements of the Securities Act each of the Subsidiary Guarantors listed on Schedule A has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on March 27, 2008.

ON BEHALF OF EACH SUBSIDIARY GUARANTOR LISTED ON SCHEDULE A HERETO

By:	/s/ S. DOUGLAS HUTCHESON
S. Douglas Hutcheson
Chief Executive Officer,
President, Acting Chief
Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints S. Douglas Hutcheson and Robert J. Irving, Jr., and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ S. DOUGLAS HUTCHESON S. Douglas Hutcheson	Chief Executive Officer, President, Acting Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)	March 27, 2008

/s/ STEVEN R. MARTIN Steven R. Martin	Acting Chief Accounting Officer (Principal Accounting Officer)	March 27, 2008

/s/ ROBERT J. IRVING, JR. Robert J. Irving, JR.	Senior Vice President, General Counsel and Director	March 27, 2008

/s/ ALBIN F. MOSCHNER Albin F. Moschner	Executive Vice President, Chief Marketing Officer and Director	March 27, 2008

/s/ GLENN T. UMETSU Glenn T. Umetsu	Executive Vice President, Chief Technical Officer and Director	March 27, 2008

Pursuant to the requirements of the Securities Act the Subsidiary Guarantors listed on Schedule B has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on March 27, 2008.

ON BEHALF OF THE SUBSIDIARY GUARANTOR LISTED ON SCHEDULE B HERETO

By:	/s/ S. DOUGLAS HUTCHESON
S. Douglas Hutcheson
Chief Executive Officer,
President, Acting Chief Financial
Officer and Director of Sole
Member

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints S. Douglas Hutcheson and Robert J. Irving, Jr., and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ S. DOUGLAS HUTCHESON S. Douglas Hutcheson	Chief Executive Officer, President, Acting Chief Financial Officer and Director of Sole Member (Principal Executive Officer and Principal Financial Officer)	March 27, 2008

/s/ STEVEN R. MARTIN Steven R. Martin	Acting Chief Accounting Officer of Sole Member (Principal Accounting Officer)	March 27, 2008

/s/ ROBERT J. IRVING, JR. Robert J. Irving, JR.	Senior Vice President, General Counsel and Director of Sole Member	March 27, 2008

/s/ ALBIN F. MOSCHNER Albin F. Moschner	Executive Vice President, Chief Marketing Officer and Director of Sole Member	March 27, 2008

/s/ GLENN T. UMETSU Glenn T. Umetsu	Executive Vice President, Chief Technical Officer and Director of Sole Member	March 27, 2008

INDEX TO EXHIBITS

Exhibit
Number		Description

2.1	(1)	Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003, as modified to reflect all technical amendments subsequently approved by the Bankruptcy Court.
2.2	(2)	Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
2.3	(3)	Order Confirming Debtors’ Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
3.1	(4)	Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc.
3.2	(4)	Amended and Restated Bylaws of Leap Wireless International, Inc.
3.3	(5)	Amended and Restated Certificate of Incorporation of Cricket Communications, Inc.
3.4	(5)	Amended and Restated Bylaws of Cricket Communications, Inc.
4.1	(6)	Indenture, dated as of October 23, 2006, by and among Cricket Communications, Inc., the Initial Guarantors (as defined therein) and Wells Fargo Bank, N.A., as trustee.
4.1.1	(6)	Form of 9.375% Senior Note of Cricket Communications, Inc. due 2014 (attached as Exhibit A to the Indenture filed as Exhibit 4.1 hereto)
4.1.2	(7)	Third Supplemental Indenture, dated as of April 30, 2007, among Cricket Communications, Inc., Wells Fargo Bank, N.A., as trustee, Leap Wireless International, Inc. and the other guarantors under the Indenture.
4.2	(8)	Registration Rights Agreement, dated as of June 6, 2007, by and among Cricket Communications, Inc., the Guarantors (as defined therein), Citigroup Global Markets Inc., Goldman, Sachs & Co. and Deutsche Bank Securities Inc., as representatives of the Initial Purchasers named therein.
5.1*		Opinion of Latham & Watkins LLP
10.1	(9)†	System Equipment Purchase Agreement, dated as of June 11, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Nortel Networks Inc.
10.2	(9)†	System Equipment Purchase Agreement, dated as of June 14, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Lucent Technologies, Inc.
10.3	(10)	Amended and Restated Credit Agreement, dated June 16, 2006, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent and L/C issuer.
10.3.1	(11)	Amendment No. 1 to Amended and Restated Credit Agreement, dated March 15, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.
10.3.2	(11)	Consent dated March 15, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10.3.3	(12)	Amendment No. 2 to Amended and Restated Credit Agreement, dated November 20, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.
10.3.4	(12)	Consent dated November 20, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10.3.5	(10)	Amended and Restated Security Agreement, dated June 16, 2006, made by Cricket Communications, Inc., Leap Wireless International, Inc., and the Subsidiary Guarantors to Bank of America, N.A., as collateral agent.
10.3.6	(13)	Letter Amendment to the Amended and Restated Security Agreement dated as of June 16, 2006 by and among Cricket Communications, Inc., Leap Wireless International, Inc. and Bank of America, N.A., as administrative agent, dated October 16, 2006.
10.3.7	(10)	Amended and Restated Parent Guaranty, dated June 16, 2006, made by Leap Wireless International, Inc. in favor of the secured parties under the Credit Agreement.
10.3.8	(10)	Amended and Restated Subsidiary Guaranty, dated June 16, 2006, made by the Subsidiary Guarantors of the secured parties under the Credit Agreement.
10.4	(14)	Credit Agreement, dated as of July 13, 2006, by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.1	(13)	Amendment No. 1 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of September 28, 2006, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.

Exhibit
Number		Description

10.4.2	(15)	Amendment No. 2 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of April 16, 2007, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.3	(16)	Letter of Credit and Reimbursement Agreement by and between Cricket Communications, Inc. and Denali Spectrum Operations, LLC, dated as of February 21, 2008.
10.4.4*		Amendment No. 3 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of March 6, 2008, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.5	(17)#	Form of Indemnity Agreement to be entered into by and between Leap Wireless International, Inc. and its directors and officers.
10.6	(18)#†	Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, dated as of January 10, 2005.
10.6.1	(19)#	First Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of June 17, 2005.
10.6.2	(20)#	Second Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of February 17, 2006.
10.7	(16)#	Form of Executive Vice President and Senior Vice President Amended and Restated Severance Benefits Agreement.
10.8	(18)#	Employment Offer Letter dated January 31, 2005, between Cricket Communications, Inc. and Albin F. Moschner.
10.9	(21)#	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.9.1	(15)#	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.9.2	(9)#	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.9.3	(19)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (February 2008 Vesting).
10.9.4	(19)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.9.5	(20)#	Amendment No. 1 to Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.9.6	(20)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10.9.7	(20)#†	Stock Option Grant Notice and Non-Qualified Stock Option Agreement, effective as of October 26, 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10.9.8	(22)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Four-Year Time Based Vesting).
10.9.9	(19)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (February 2008 Vesting).
10.9.10	(19)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.9.11	(20)#	Amendment No. 1 to Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.9.12	(20)#†	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, effective as of October 26 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10.9.13	(20)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10.9.14	(22)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Four-Year Time Based Vesting).
10.9.15	(21)#	Form of Deferred Stock Unit Award Grant Notice and Deferred Stock Unit Award Agreement.

Exhibit
Number		Description

10.9.16	(18)#	Form of Non-Employee Director Stock Option Grant Notice and Non-Qualified Stock Option Agreement.
10.9.17	(23)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (for Non-Employee Directors).
10.9.18	(16)#	Consulting Agreement — 2008, dated as of January 5, 2008, between Leap Wireless International, Inc. and Steven R. Martin.
10.11	(24)#	Leap Wireless International, Inc. Executive Incentive Bonus Plan.
10.12	(15)#	2007 Cricket Non-Sales Bonus Plan.
12.1*		Computation of ratio of earnings to fixed charges for Registrant.
21.1	(16)	Subsidiaries of Leap Wireless International, Inc.
23.1*		Consent of Independent Registered Public Accounting Firm.
23.2*		Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24*		Powers of Attorney (included on the signature pages hereto).
25.1*		Statement of Eligibility on Form T-1 of Wells Fargo Bank, N.A., as the Trustee under the Indenture.
99.1*		Form of Letter of Transmittal.
99.2*		Form of Notice of Guaranteed Delivery.
99.3*		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
99.4*		Form of Instructions from Beneficial Owners to Registered Holders and DTC Participants.
99.5*		Form of Letter to Clients.
99.6*		Form of Exchange Agent and Depositary Agreement.

*	Filed herewith.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

#	Management contract or compensatory plan or arrangement in which one or more executive officers or directors participates.

(1)	Filed as an exhibit to Leap’s Current Report on Form 8-K/A, dated October 22, 2003, filed with the SEC on May 7, 2004, and incorporated herein by reference.

(2)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated July 30, 2003, filed with the SEC on August 11, 2003, and incorporated herein by reference.

(3)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 22, 2003, filed with the SEC on November 6, 2003, and incorporated herein by reference.

(4)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated August 16, 2004, filed with the SEC on August 20, 2004, and incorporated herein by reference.

(5)	Filed as an exhibit to Leap’s Registration Statement on Form S-4 (File No. 333-141546), filed with the SEC on March 23, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 18, 2006, filed with the SEC on October 24, 2006, and incorporated herein by reference.

(7)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated April 30, 2007, filed with the SEC on May 4, 2007, and incorporated herein by reference.

(8)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 1, 2007, filed with the SEC on June 6, 2007, and incorporated herein by reference.

(9)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference.

(10)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 16, 2006, filed with the SEC on June 19, 2006, and incorporated herein by reference.

(11)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated March 15, 2007, filed with the SEC on March 21, 2007 and incorporated herein by reference.

(12)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated November 20, 2007, filed with the SEC on November 23, 2007, and incorporated herein by reference.

(13)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the SEC on November 9, 2006, and incorporated herein by reference.

(14)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 8, 2006, and incorporated herein by reference.

(15)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference.

(16)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008, and incorporated herein by reference.

(17)	Filed as an exhibit to Leap’s Registration Statement on Form 10, as amended (File No. 0-29752), filed with the SEC on August 21, 1998, and incorporated herein by reference.

(18)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on May 16, 2005, and incorporated herein by reference.

(19)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 17, 2005, filed with the SEC on June 23, 2005, and incorporated herein by reference.

(20)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 27, 2006, and incorporated herein by reference.

(21)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated January 5, 2005, filed with the SEC on January 11, 2005, and incorporated herein by reference.

(22)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, and incorporated herein by reference.

(23)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated May 18, 2006, filed with the SEC on June 6, 2006, and incorporated herein by reference.

(24)	Filed as Appendix B to Leap’s Definitive Proxy Statement filed with the SEC on April 6, 2007 and incorporated herein by reference.